As filed with the Securities and Exchange Commission on June 14, 2006
Registration No. 333-133254

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CHART INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	3443	34-1712937
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Infinity Corporate Centre Drive
Suite 300
Garfield Heights, Ohio 44125-5370
Tel.: (440) 753-1490
Fax: (440) 753-1491
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Matthew J. Klaben, Esq.
Vice President, General Counsel and Secretary
One Infinity Corporate Centre Drive
Suite 300
Garfield Heights, Ohio 44125-5370
Tel.: (440) 753-1490
Fax: (440) 753-1491
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copies to:

Edward P. Tolley III, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 Tel.: (212) 455-2000 Fax: (212) 455-2502	James S. Scott Sr., Esq. Michael Benjamin, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022-6069 Tel: (212) 848-4000 Fax: (212) 848-7179
      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.     ☐
      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price(1)	Registration Fee(2)

Common stock, par value $0.01 per share	$250,000,000	$26,750

(1)	Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”).

(2)	Previously paid.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued                     , 2006
                            Shares
Chart Industries, Inc.
Common Stock

        Chart Industries, Inc. is offering shares of its common stock. All of the shares of common stock are being sold by us. We intend to use approximately $           million of the net proceeds from the sale of the shares being sold in this offering to repay certain of our indebtedness and approximately $           million of the net proceeds to pay a dividend to our stockholders existing immediately prior to this offering, consisting of affiliates of First Reserve and certain members of our management.
      This is our initial public offering and no public market currently exists for our common stock. We anticipate that the initial public offering price will be between $          and $           per share. We intend to apply to list the common stock on the New York Stock Exchange under the symbol “GTL.”
      The underwriters have the option to purchase up to an additional                      shares of our common stock from us at the initial public offering price, less the underwriting discount to cover over-allotments. We intend to use the proceeds we receive from any shares sold pursuant to the underwriters’ over-allotment option to pay an additional dividend to our existing stockholders.
Investing in the common stock involves risks. See “Risk Factors” beginning on page 12.

	Initial Public	Underwriting	Proceeds, before
	Offering Price	Discount	expenses, to us

Per Share	$	$	$
Total	$	$	$
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The underwriters expect to deliver the shares to purchasers on or about                     , 2006.

Morgan Stanley	Lehman Brothers	UBS Investment Bank
Natexis Bleichroeder Inc.
Simmons & Company
International
Howard Weil Incorporated
                    , 2006

Darwin LNG liquefaction facility in Northern Territory, Australia, including Chart vacuum-insulated pipe and
vacuum-insulated pipe riser modules for large storage tanks
Chart brazed aluminum heat exchanger core
for use in an air separation cold box
Atlantic LNG Plant located in Trinidad, including Chart liquefaction cold boxes and vacuum-insulated pipe for jetty cool-down lines

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of common stock.
      Through and including                     , 2006 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus, but it may not contain all of the information that is important to you. We urge you to read this entire prospectus including the section entitled “Risk Factors” and the financial statements and related notes, before investing in our common stock.
      Unless the context otherwise requires, as used in this prospectus, (i) the terms “we,” “our,” “us,” “the Company,” “Chart Industries” and similar terms refer to Chart Industries, Inc. and its consolidated subsidiaries and (ii) the term “issuer” refers to Chart Industries, Inc. and not any of its subsidiaries.
Chart Industries, Inc.
Our Company
      We are a leading independent global manufacturer of highly engineered equipment used in the production, storage and end-use of hydrocarbon and industrial gases, based on our sales and the estimated sales of our competitors. We supply engineered equipment used throughout the liquid gas supply chain globally. The largest portion of end-use applications for our products is energy-related, accounting for 51% of sales and 58% of orders in 2005, and 77% of backlog at December 31, 2005. We are a leading manufacturer of standard and engineered equipment primarily used for low-temperature and cryogenic, or very low temperature, applications. We have developed an expertise in cryogenic systems and equipment, which operate at low temperatures sometimes approaching absolute zero (0° Kelvin; -273° Centigrade; -459° Fahrenheit). The majority of our products, including vacuum-insulated containment vessels, heat exchangers, cold boxes and other cryogenic components, are used throughout the liquid gas supply chain for the purification, liquefaction, distribution, storage and use of hydrocarbon and industrial gases.
      We have attained this position by capitalizing on our low-cost global manufacturing footprint, technical expertise and know-how, broad product offering, reputation for quality, and by focusing on attractive, growing markets. We have an established sales and customer support presence across the globe and low-cost manufacturing operations in the United States, Central Europe and China. We believe we are the number one or two equipment supplier in all of our primary end-use markets. For the three months ended March 31, 2006 and 2005, we generated sales of $120.8 million and $85.2 million, respectively. For the combined year ended December 31, 2005, we generated sales of $403.1 million compared to sales of $305.6 million for the year ended December 31, 2004.
      We believe that we are well-positioned to benefit from a variety of long-term trends driving demand in our industry, including:

•	increasing demand for natural gas and the geographic dislocation of supply and consumption, which is resulting in the need for a global network for liquefied natural gas, or LNG;

•	increasing demand for natural gas processing, particularly in the Middle East, as crude oil producers look to utilize the gas portions of their reserves; and

•	increased demand for natural and industrial gases resulting from rapid economic growth in developing areas, particularly Central and Eastern Europe and China.
      We operate in three segments: (i) Energy and Chemicals, or E&C, (ii) Distribution and Storage, or D&S, and (iii) BioMedical. While each segment manufactures and markets different cryogenic equipment and systems to distinct end-users, they share a reliance on our heat transfer and low temperature storage know-how and expertise. The E&C and D&S segments manufacture products used in energy-related and other applications, such as the separation, liquefaction, distribution and storage of hydrocarbon and industrial gases. Through our BioMedical segment, we supply cryogenic equipment used in the storage and distribution of biological materials and oxygen used primarily in the medical, biological research and animal breeding industries.

Competitive Strengths
      We believe that the following competitive strengths position us to enhance our growth and profitability:

Focus on Attractive Growing End Markets. We anticipate growing demand in the end markets we serve, with particularly strong growth in LNG, natural gas processing, specific international markets across all segments, and biomedical equipment. Rapid economic development in developing areas, particularly Central and Eastern Europe and China, has caused a significant increase in the demand for natural and industrial gases.

Substantial Revenue Visibility. We have a large and growing backlog, which provides us with a high degree of visibility in our forecasted revenue. Our backlog as of March 31, 2006 was $237.0 million, compared to $233.6 million, $129.3 million and $49.6 million as of December 31, 2005, 2004 and 2003, respectively. Projects for energy-related applications totaled approximately $180.0 million in backlog as of December 31, 2005.

Leading Market Positions. We believe we are the #1 or #2 equipment supplier in each of our primary end markets both domestically and internationally. We believe that our strong industry positioning makes us typically one of only two or three suppliers qualified to provide certain products to key customers.

Diverse, Long-Standing Customer Base. We currently serve over 2,000 customers worldwide. Our primary customers are large, multinational producers and distributors of hydrocarbon and industrial gases that provide us with revenue stability. Customers and end-users also include high growth LNG processors, petrochemical processors and biomedical companies. We have developed strong, long-standing relationships with these customers.

Highly Flexible and Low-Cost Manufacturing Base. Given our long-term investment in global manufacturing facilities and specialized equipment, we have developed a substantial comparative scale and geographic advantage within the markets for the cryogenic products that we manufacture with more than 1.6 million square feet of manufacturing space across 14 primary facilities and three continents. This scale and the related substantial operational flexibility enable us to be a low-cost producer for our products.

Product Expertise, Quality, Reliability and Know-How. Within our end markets, we have established a reputation for quality, reliability and technical innovation. We believe that the main drivers of our target customers’ purchasing decisions are a supplier’s product expertise, quality, reliability and know-how rather than pricing and terms, giving us an advantage based on our reputation and consequent brand recognition. We believe it would be difficult for a new entrant to duplicate our capabilities.

Experienced Management Team. We have assembled a strong senior management team with over 250 combined years of related experience and complementary skills. This team is responsible for our strong performance since 2003.
Business Strategy
      We believe that we are well-positioned to maintain our leadership in providing highly engineered equipment for use in low-temperature and cryogenic applications and meet the world’s growing demand for hydrocarbon and industrial gases with more economical, reliable and environmentally friendly systems. The principal elements of our strategy are as follows:

Continue to develop innovative, high-growth, energy-specific products. We plan to continue to focus on extending our cryogenic technological leadership, both to capitalize on increasing demand for energy and to create new applications.

Leverage our global platform to capitalize on growing international demand. We expect growth in hydrocarbon and industrial gas demand and investment over the next five years in the Middle East,

Central and Eastern Europe, Russia and China. We believe that our investment in manufacturing, sales and marketing capabilities positions us to increase our market share in growing international markets.

Capitalize on our position as a market leader. We plan to continue to grow our long-standing relationships with the leading users of cryogenic equipment and expand our customer base.

Maintain our position as a low-cost producer while continuing to improve operating performance. We believe we are the lowest cost manufacturer for most of our products and we intend to continue to leverage our scale, scope, technical expertise and know-how to deliver to our customers higher quality and more reliable products and services at lower cost. Our disciplined approach to capital expenditures is intended to enhance capacity where we expect to realize significant and timely returns.
Recent Developments
      On May 26, 2006, we purchased the common stock of Cooler Service Company, Inc., or Cooler Service, a Tulsa, Oklahoma-based company that designs and manufactures custom air cooled heat exchangers utilizing advanced technology in thermal and mechanical design. Cooler Service provides air cooled heat exchangers into multiple markets, including hydrocarbon, petrochemical and industrial gas processing. The aggregate purchase price for the acquisition was approximately $16.5 million, which we paid in cash.
Risk Factors
      Investing in our common stock involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our common stock. Our ability to execute our strategy is subject to the risks that are generally associated with the production, storage and end-use of hydrocarbon and industrial gases. We are also subject to a number of risks related to our competitive position and business strategies. For example, our acquisitive business strategy exposes us to the risks involved in consummating and integrating acquisitions, including the risk that in a future acquisition we could incur additional debt and contingent liabilities which could adversely affect our operating results. For additional risks relating to our business and the offering, see “Risk Factors” beginning on page 12 of this prospectus.
The Acquisition
      On August 2, 2005, Chart Industries entered into an agreement and plan of merger with certain of its stockholders, First Reserve Fund X, L.P., which we refer to as First Reserve, a Delaware limited partnership, and CI Acquisition, Inc., which we refer to as CI Acquisition, a Delaware corporation and a wholly-owned subsidiary of First Reserve, which provided for:

•	the sale of shares of common stock of Chart Industries, Inc. by certain of its stockholders to CI Acquisition; and

•	the merger of CI Acquisition with and into Chart Industries, with Chart Industries surviving the merger as an indirect, wholly-owned subsidiary of First Reserve.

      We refer to the stock purchase, the merger and the related financing thereof collectively as the “Acquisition.” The Acquisition closed on October 17, 2005. In connection with the Acquisition, entities affiliated with First Reserve contributed $111.3 million in cash to fund a portion of the purchase price of the equity interests in Chart Industries, and management contributed $6.4 million in the form of rollover options. The remainder of the cash needed to finance the Acquisition, including related fees and expenses, was provided by funds raised by the offering of our $170.0 million senior subordinated notes due 2015, which we refer to as our notes, and borrowings under our $240.0 million senior secured credit facility. The senior secured credit facility originally consisted of a $180.0 million term loan facility and a $60.0 million revolving credit facility and will be amended effective upon the closing of this offering to increase the size of the revolving credit facility to $115.0 million. See “The Transactions” and “Description of Indebtedness.”

Company Information
      Chart Industries, Inc. is a Delaware corporation incorporated in 1992. Our principal executive offices are located at One Infinity Corporate Centre Drive, Suite 300, Garfield Heights, Ohio, 44125 and our telephone number is (440) 753-1490. On July 8, 2003, we and all of our then majority-owned U.S. subsidiaries filed voluntary petitions for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code. On September 15, 2003, we and those subsidiaries emerged from Chapter 11 proceedings. Before the closing of our Acquisition by First Reserve on October 17, 2005, we filed periodic and other reports with the Securities and Exchange Commission. We ceased filing those reports upon the closing of the Acquisition when our pre-Acquisition securities were cancelled and ceased to be outstanding. The financial statements and other financial data presented in this prospectus are of Chart Industries, Inc. and its direct and indirect subsidiaries.

The Offering

Shares of common stock offered by Chart Industries, Inc.	shares.

Shares of common stock to be outstanding after this offering	shares (including shares, adjusted for the elimination of any fractional shares, that will be dividended to our stockholders existing immediately prior to this offering, consisting of affiliates of First Reserve and certain members of our management, assuming the underwriters do not exercise their option to purchase additional shares and giving effect to the -for-one stock split we expect to effect prior to the consummation of this offering).

Over-allotment option	shares.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts, will be approximately $ million. We intend to use approximately $ million of the net proceeds to repay certain indebtedness. We intend to use the remaining net proceeds of approximately $ million to pay a dividend to our stockholders existing immediately prior to the offering, consisting of affiliates of First Reserve and certain members of our management. See “Use of Proceeds.” We also intend to use the proceeds we receive from any shares sold pursuant to the underwriters’ over-allotment option to pay an additional dividend to our existing stockholders.

Proposed New York Stock Exchange symbol	“GTL”
      Unless we specifically state otherwise, all information in this prospectus:

•	assumes no exercise by the underwriters of their option to purchase additional shares;

•	gives effect to the -for-one stock split effected prior to the consummation of the offering;

•	assumes that we issue an additional shares, adjusted for the elimination of any fractional shares, of our common stock to our existing stockholders pursuant to a stock dividend that we will declare prior to the consummation of this offering, the terms of which will require that shortly after the expiration of the underwriters’ over-allotment option (assuming the option is not exercised in full), we issue to our existing stockholders the number of shares equal to (x) the number of additional shares the underwriters have an option to purchase minus (y) the actual number of shares the underwriters purchase from us pursuant to that option. See “Dividend Policy” for a description of the purpose of the stock dividend;

•	gives effect to the issuance of 573,027 shares which have been issued to FR X Chart Holdings LLC, an affiliate of First Reserve, upon exercise of its warrant (see “Certain Related Party Transactions”);

•	gives effect to the issuance of 131,823 shares which have been issued to certain members of management upon exercise of their rollover options (see “Management—Management Equity”); and

•	excludes shares of common stock reserved for issuance under stock options ( shares if the over-allotment option is exercised in full) that we expect to continue to be outstanding under our plans after this offering, after adjusting for the -for-one stock split, the dividend of the $ million of the net proceeds (assuming the mid-point of the range set forth on the cover page hereof) described above, and the stock dividend assumed in the third bullet point above, which shares would be exercisable at a weighted average exercise price of $ .
      The size of the           -for-one stock split referenced herein is intended to achieve an estimated share price between $               and $                per share and has been calculated based on the mid-point of the estimated price range shown on the cover page of this prospectus.

Summary Historical and Pro Forma Financial Information
      The financial statements referred to as the Predecessor Company financial statements include the consolidated audited financial statements of Chart Industries, Inc. and its subsidiaries prior to our Chapter 11 bankruptcy proceedings. Our emergence from Chapter 11 bankruptcy proceedings in September 2003 resulted in a new reporting entity and the adoption of fresh start accounting in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.” The financial statements referred to as the Reorganized Company financial statements include the consolidated audited financial statements of Chart Industries, Inc. and its subsidiaries after our emergence from Chapter 11 bankruptcy proceedings and prior to the Acquisition and related financing thereof. The financial statements referred to as the Successor Company financial statements include the consolidated audited financial statements of Chart Industries, Inc. and its subsidiaries after the Acquisition and the related financing thereof.
      The following table sets forth our summary historical consolidated financial and other data as of the dates and for the periods indicated. The Predecessor Company summary historical financial statements and other data for the nine months ended September 30, 2003 are derived from our audited financial statements for such period included elsewhere in this prospectus, which have been audited by Ernst & Young LLP, an independent registered public accounting firm. The Reorganized Company summary historical financial statements and other data for the three months ended December 31, 2003, the year ended December 31, 2004 and the period from January 1, 2005 to October 16, 2005, which we refer to as the 2005 Reorganized Period, are derived from our audited financial statements for such periods included elsewhere in this prospectus, which have been audited by Ernst & Young LLP. The Successor Company summary historical financial statements and other data as of and for the period from October 17, 2005 to December 31, 2005, which we refer to as the 2005 Successor Period, are derived from our audited financial statements for such periods included elsewhere in this prospectus, which have been audited by Ernst & Young LLP. The Reorganized Company and Successor Company unaudited summary historical financial statements and other data for the three months ended March 31, 2005 and as of and for the three months ended March 31, 2006, respectively, have been derived from the unaudited condensed financial statements and related notes which are included elsewhere in this prospectus, and reflect all adjustments, consisting of normal, recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the Reorganized Company and Successor Company financial position, results of operations and cash flows for the three months ended March 31, 2005 and as of and for the three months ended March 31, 2006 and are not necessarily indicative of our results of operations for the full year. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.
      The following summary unaudited pro forma balance sheet information as of March 31, 2006 has been prepared to give pro forma effect to this offering and the application of the proceeds therefrom as if they had occurred on March 31, 2006. The following summary unaudited pro forma statements of operations information for the year ended December 31, 2005 and the three months ended March 31, 2006 have been prepared to give pro forma effect to this offering, the application of the proceeds therefrom and the Acquisition as if they had occurred on January 1, 2005. The pro forma adjustments used in preparing the pro forma financial information reflect estimates, which we believe are reasonable but may change upon finalization of our analysis. The assumptions used in the preparation of unaudited financial information may not prove to be correct. The pro forma financial information is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the Acquisition and this offering actually been consummated on the dates indicated and do not purport to indicate balance sheet information or results of operations as of any future date or any future period.

      The historical consolidated financial data presented below is not necessarily indicative of our future performance. This information is only a summary and should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

		Reorganized Company				Successor Company
	Predecessor								Pro Forma
	Company							Pro Forma	As Adjusted
		Three			Three		Three	As Adjusted	Three
	Nine Months	Months		January 1,	Months	October 17,	Months	Year	Months
	Ended	Ended	Year Ended	2005 to	Ended	2005 to	Ended	Ended	Ended
	September 30,	December 31,	December 31,	October 16,	March 31,	December 31,	March 31,	December 31,	March 31,
	2003	2003	2004	2005	2005	2005	2006	2005	2006

						(unaudited)
	(Dollars in thousands, except per share data)
Statement of Operations Data:
Sales	$197,017	$68,570	$305,576	$305,497	$85,170	$97,652	$120,840
Cost of sales(1)	141,240	52,509	211,770	217,284	60,532	75,733	83,853

Gross Profit	55,777	16,061	93,806	88,213	24,638	21,919	36,987
Selling, general and administrative expenses	44,211	14,147	53,374	59,826	14,401	16,632	21,039
Restructuring and other operating expenses, net(2)(3)(4)	13,503	994	3,353	7,528	604	217	162

	57,714	15,141	56,727	67,354	15,005	16,849	21,201

Operating income (loss)	(1,937)	920	37,079	20,859	9,633	5,070	15,786

Interest expense, net(5)	10,300	1,344	4,712	4,164	985	5,556	6,545
Other expense (income)	(3,737)	(350)	(465)	659	21	409	222

	6,563	994	4,247	4,823	1,006	5,965	6,767

(Loss) income from continuing operations before income taxes and minority interest	(8,500)	(74)	32,832	16,036	8,627	(895)	9,019
Income tax (benefit) expense	1,755	(125)	10,134	7,159	3,071	(441)	2,980
(Loss) income from continuing operations before minority interest	(10,255)	51	22,698	8,877	5,556	(454)	6,039
Minority interest, net of taxes and other	(63)	(20)	(98)	(19)	(21)	(52)	6

(Loss) income from continuing operations	(10,318)	31	22,600	8,858	5,535	(506)	6,045
Income from discontinued operation, including gain on sale of $3,692, net of tax of $1,292(6)	3,233	—	—	—	—	—	—

Net (loss) income	$(7,085)	$31	$22,600	$8,858	$5,535	$(506)	$6,045

Earnings (loss) per share data(7):
Basic (loss) earnings per share:	$(0.27)	$0.01	$4.22	$1.65	$1.03	$(0.29)	$3.52
Diluted (loss) earnings per share(8)	$(0.27)	$0.01	$4.10	$1.57	$0.99	$(0.29)	$3.38
Weighted average shares — basic	26,336	5,325	5,351	5,366	5,358	1,719	1,719
Weighted average shares — diluted(8)	26,336	5,325	5,516	5,649	5,609	1,719	1,791
Cash flow data:
Cash provided by (used in) operating activities	$19,466	$4,988	$35,059	$15,641	$(4,063)	$18,742	$12,327
Cash provided by (used in) investing activities	15,101	154	(3,317)	(20,799)	(1,629)	(362,250)	(2,566)
Cash (used in) provided by financing activities	(15,907)	(13,976)	(35,744)	1,708	(624)	348,489	(5,839)
Other financial data:
Depreciation and amortization(9)	$9,260	$2,225	$8,490	$6,808	$1,944	$4,396	$5,194
EBITDA(10)	15,522	3,475	45,936	26,989	11,535	9,005	20,764
Capital expenditures	1,907	518	9,379	11,038	1,734	5,601	2,566
Backlog	51,781	49,635	129,278	206,215	160,113	233,639	237,033

	As of March 31, 2006

	Actual		As Adjusted

	(unaudited)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$19,462		$
Working capital (deficit)(11)	55,685
Total assets	656,483	(12)
Debt:
Short-term debt	1,513
Long-term debt	340,000
Total debt	341,513
Shareholders’ equity	$124,146		$

(1)	The three months ended December 31, 2003 and the 2005 Successor Period include non-cash inventory valuation charges of $5.4 million and $8.9 million, respectively, related to Fresh-Start and purchase accounting.

(2)	In March 2003, we completed the closure of our Wolverhampton, United Kingdom manufacturing facility, operated by Chart Heat Exchangers Limited, or CHEL. On March 28, 2003, CHEL filed for voluntary administration under the U.K. Insolvency Act of 1986. CHEL’s application for voluntary administration was approved on April 1, 2003 and an administrator was appointed. In accordance with SFAS No. 94, “Consolidation of All Majority-Owned Subsidiaries,” we are not consolidating the accounts or financial results of CHEL subsequent to March 28, 2003 due to the assumption of control of CHEL by the insolvency administrator. Effective March 28, 2003, we recorded a non-cash impairment charge of $13.7 million to write off our net investment in CHEL.

(3)	In September 2003, in accordance with Fresh-Start accounting related to our emergence from Chapter 11 bankruptcy, all assets and liabilities were adjusted to their fair values. The adjustment to record the assets and liabilities at fair value resulted in net other income of $5.7 million. Further information about the adjustment is included in the notes to our audited consolidated financial statements included elsewhere in this prospectus.

(4)	Includes gain or loss on sale of assets.

(5)	Includes derivative contract valuation income or expense for interest rate collars to manage interest exposure relative to term debt.

(6)	This relates to the sale of our former Greenville Tube, LLC business in July 2003. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information.

(7)	Unaudited pro forma basic and diluted earnings (loss) per share have been calculated in accordance with the Securities and Exchange Commission, or SEC, rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds would be necessary to repay any debt or to pay any dividend as reflected in the pro forma adjustments. Therefore, pro forma weighted average shares for purposes of the unaudited pro forma basic and diluted earnings per share calculation, has been adjusted to reflect (i) the -for-one stock split we expect to effect immediately prior to consummation of this offering and (ii) the stock dividend of shares, adjusted for the elimination of any fractional shares, to our existing stockholders that will be made shortly after the expiration of the underwriters’ over-allotment option assuming no exercise of that option and shares of our common stock being offered hereby.

(8)	The basic and diluted loss per share for the nine months ended September 30, 2003 and the 2005 Successor Period are the same because incremental shares issuable upon conversion are anti-dilutive.

(9)	The nine months ended September 30, 2003, the 2005 Successor Period and the three months ended March 31, 2006 include financing costs amortization of $1.7 million, $0.3 million and $0.4 million, respectively.

(10)	“EBITDA” is calculated as net income (loss) before income tax expense and interest expense plus depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted as indicated below. EBITDA and Adjusted EBITDA are not intended to represent cash flow from operations as defined by GAAP and should not be used as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. EBITDA and Adjusted EBITDA are included in this prospectus because they are a basis upon which our management assesses financial performance. The senior secured credit facility also includes the definition of pro forma EBITDA which is used in the calculation of certain covenants. Pro forma EBITDA is calculated based on EBITDA and is adjusted in a manner similar to that described herein. While EBITDA and Adjusted EBITDA are frequently used as a measure of operations and the ability to meet debt service requirements, they are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. The following table reconciles EBITDA to net income (loss):

									Pro Forma
	Predecessor								As
	Company	Reorganized Company				Successor Company		Pro Forma	Adjusted
								Year As	Three
	Nine Months	Three Months		January 1,	Three Months	October 17,	Three Months	Adjusted	Months
	Ended	Ended	Year Ended	2005 to	Ended	2005 to	Ended	Ended	Ended
	September 30,	December 31,	December 31,	October 16,	March 31,	December 31,	March 31,	December 31,	March 31,
	2003	2003	2004	2005	2005	2005	2006	2005	2006

								(unaudited)
	(Dollars in thousands)
Net income (loss)	$(7,085)	$31	$22,600	$8,858	$5,535	$(506)	$6,045
Income tax expense (benefit)	3,047	(125)	10,134	7,159	3,071	(441)	2,980
Interest expense — net(a)	10,300	1,344	4,712	4,164	985	5,556	6,545
Depreciation and amortization(b)	9,260	2,225	8,490	6,808	1,944	4,396	5,194

EBITDA	$15,522	$3,475	$45,936	$26,989	$11,535	$9,005	$20,764

(a)	Includes derivative contract valuation income or expense for interest rate collars to manage interest exposure relative to term debt.
(b)	The nine months ended September 30, 2003, the 2005 Successor Period and the three months ended March 31, 2006 include financing costs amortization of $1.7 million, $0.3 million and $0.4 million, respectively.

The following table reconciles EBITDA to Adjusted EBITDA as such terms are defined in our senior secured credit facility and the indenture governing the notes. Certain covenants under the senior secured credit facility are also tied to ratios based on Adjusted EBITDA and our ability to engage in activities such as incurring additional debt, making investments and paying dividends under both our indenture and senior secured credit facility is also tied to ratios based on Adjusted EBITDA:

		Reorganized Company
	Predecessor								Pro Forma
	Company					Successor Company			As Adjusted
					Three			Pro Forma	Three
	Nine Months	Three Months		January 1,	Months	October 17,	Three Months	As Adjusted	Months
	Ended	Ended	Year Ended	2005 to	Ended	2005 to	Ended	Year Ended	Ended
	September 30,	December 31,	December 31,	October 16,	March 31,	December 31,	March 31,	December 31,	March 31,
	2003	2003	2004	2005	2005	2005	2006	2005	2006

								(unaudited)
	(Dollars in thousands)
EBITDA	$15,522	$3,475	$45,936	$26,989	$11,535	$9,005	$20,764
Stock-based compensation expense(a)	—	—	2,433	9,508	592	437	321
Inventory valuation charge(b)	—	5,368	—	—	—	8,903	—
Acquisition expenses(c)	—	—	—	6,602	—	—	—
In-process research and development charge(d)	—	—	—	2,768	—	—	—
Hurricane losses(e)	—	—	—	1,057	—	406	182
Employee separation and plant closure costs(f)	1,338	1,010	3,346	1,700	703	255	162
Reorganization expenses(g)	369	357	706	1,470	73	88	45
Appraisal rights settlement(h)	—	—	—	—	—	500	—
Management fees(i)	—	—	380	306	95	—	—
(Gain) loss on sale of assets(j)	8,929	(57)	133	(131)	—	78	—
Income from discontinued operations(k)	(833)	—	—	—	—	—	—

Adjusted EBITDA	$25,325	$10,153	$52,934	$50,269	$12,998	$19,672	$21,474

(a)	Represents stock-based compensation charges for stock and stock options issued to key employees and directors, and an additional charge for the cash-out of stock options in the 2005 Reorganized Period as a result of the Acquisition. Although it may be of limited relevance to holders of our debt instruments, it may be of more relevance to our equity holders, since such equity holders ultimately bear such expenses.

(b)	Represents a non-cash inventory valuation charge recorded in cost of sales for the adjustment of inventory to fair value as a result of Fresh-Start accounting as of September 30, 2003 and purchase accounting as of October 17, 2005, the closing date of the Acquisition. Under Fresh-Start and purchase accounting, inventory was adjusted to the fair value as of the dates indicated above, and a corresponding charge was taken in the subsequent three months ended December 31, 2003 and the 2005 Successor Period cost of sales as the inventory was sold.

(c)	Represents acquisition expenses, primarily professional fees, incurred by us as a result of the Acquisition.

(d)	Represents a non-cash charge for purchased in-process research and development in conjunction with the acquisition of Changzhou CEM Cryo Equipment Co., Ltd, or CEM, in 2005.

(e)	Represents losses and costs incurred related to the damaged caused by Hurricane Rita at our New Iberia, Louisiana facilities.

(f)	Includes inventory valuation charges recorded in cost of sales, and severance expenses, facility exit costs and non-operating expenses related to the execution of our operational restructuring plan, which primarily included moving the Burnsville, Minnesota manufacturing operations to Canton, Georgia, closing the Plaistow, New Hampshire and Wolverhampton, United Kingdom manufacturing facilities and closing the Westborough, Massachusetts engineering office. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information.

(g)	Includes pre-bankruptcy debt restructuring-related fees, Fresh-Start accounting adjustments and expenses, and a claim settlement related to our 2003 bankruptcy reorganization. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information.

(h)	Represents a charge for the settlement of former Reorganized Company shareholders’ appraisal rights claims as a result of the Acquisition.

(i)	Represents non-recurring management fees charged by our Reorganized Company majority shareholders, which are not charged by First Reserve.

(j)	Includes non-recurring gains and losses and charges on the sale, disposal or impairment of assets. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information.

(k)	Represents income from our former Greenville Tube, LLC stainless steel tubing business, which was sold in July 2003. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information.

(11)	Working capital is defined as current assets excluding cash minus current liabilities excluding short-term debt.

(12)	Includes $236.8 million of goodwill and $150.5 million of finite-lived and indefinite-lived intangible assets as of March 31, 2006.

RISK FACTORS
      Investing in our common stock involves substantial risk. You should carefully consider the risks described below, together with the other information in this prospectus, prior to investing in our common stock.
Risks Related to our Business

The markets we serve are subject to cyclical demand, which could harm our business and make it difficult to project long-term performance.
      Demand for our products depends in large part upon the level of capital and maintenance expenditures by many of our customers and end users, in particular those customers in the global hydrocarbon and industrial gas markets. These customers’ expenditures historically have been cyclical in nature and vulnerable to economic downturns. Decreased capital and maintenance spending by these customers could have a material adverse effect on the demand for our products and our business, financial condition and results of operations. In addition, this historically cyclical demand limits our ability to make accurate long-term predictions about the performance of our company.
      For example, certain of our core businesses underperformed in the years prior to 2004 due to a general downturn in capital spending in the global and domestic industrial gas markets. While we have experienced demand growth since late 2003 in the global hydrocarbon and industrial gas markets, this growth may not continue and our businesses’ performance may not be markedly better or may be worse in the future. In addition, changing world economic and political conditions may reduce the willingness of our customers and prospective customers to commit funds to purchase our products and services. Further, in 2005, the U.S. government announced the reduction of the amount of dollars it offered as reimbursement to our customers for purchasing our medical oxygen therapy products, which has adversely affected demand for these products.

The loss of, or significant reduction in, purchases by our largest customers could reduce our revenues and profitability.
      Although no single customer accounted for more than 9% of our total sales for the year ended December 31, 2005, a small number of customers has accounted for a substantial portion of our historical net sales, and we expect that a limited number of customers will continue to represent a substantial portion of our sales for the foreseeable future. Approximately 33%, 39%, 36% and 26% of our sales for the years ended December 31, 2005, 2004, 2003 and 2002, respectively, were made to Praxair, Air Liquide, Air Products, Bechtel, Airgas, BOC, JGC and Linde, which management believes are the largest producers and distributors of hydrocarbon and industrial gases, and their suppliers. The loss of any of our major customers or a decrease in orders or anticipated spending by such customers could materially reduce our revenues and profitability. Our largest customers, such as Linde and BOC, could also engage in business combinations which could increase their size and increase or decrease the portion of our total sales concentration to any single customer. Additionally, we currently sell all of our magnetic resonance imaging, or MRI, components to GE, a leading worldwide manufacturer of MRI equipment, which accounted for $7.5 million in sales for the year ended December 31, 2005. The loss of, or significant reduction in, purchases of our MRI components by GE could reduce revenues and profitability in our BioMedical business.

We may be unable to compete successfully in the highly competitive markets in which we operate.
      Although many of our products serve niche markets, a number of our direct and indirect competitors in these markets are major corporations, some of which have substantially greater technical, financial and marketing resources than we, and other competitors may enter these markets. Any increase in competition may cause us to lose market share or compel us to reduce prices to remain competitive, which could result in reduced sales and earnings. Companies that operate in our industry are Air Products, Kobe, Linde, Nordon, Puritan-Bennett, a division of Tyco International, Ltd., Sumitomo and Taylor-Wharton, a Harsco Company. Additionally, we compete with several suppliers owned by global industrial gas producers and many smaller fabrication-only facilities around the world. Increased competition with these companies could prevent the institution of price increases or could require price reductions or increased spending on research and development and marketing and sales, any of which could materially reduce our revenues, profitability or both. In the event of an industry downturn, customers who typically outsource their need for cryogenic systems to us may use their excess capacity to produce such systems themselves. We also compete in the sale of a limited number of products with certain of our major customers.

We will soon be required to evaluate our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.
      As a result of this offering, we become subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended, or the “Exchange Act”. Beginning with the year ending December 31, 2007, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to furnish a report by our management on our internal control over financial reporting, and our auditors will be required to deliver an attestation report on management’s assessment of and operating effectiveness of internal controls. The report by our management must contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting and audited consolidated financial statements as of the end of our fiscal year. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.
      Unlike many companies whose shares are publicly traded, we are not presently in compliance with Section 404’s internal control requirements. We have substantial effort ahead of us to complete documentation of our internal control system and financial processes, information systems, assessment of their design, remediation of control deficiencies identified in these efforts and management testing of the designs and operation of internal controls. We may not be able to complete the required management assessment by our reporting deadline or may not meet applicable standards in following years. An inability to complete and document this assessment or to comply in following years could result in us receiving less than an unqualified report from our auditors with respect to our internal controls. This could cause investors to lose confidence in the accuracy and completeness of our financial reports, which could decrease the price of our stock.

As a global business, we are exposed to economic, political and other risks in different countries which could materially reduce our revenues, profitability or cash flows, or materially increase our liabilities.
      Since we manufacture and sell our products worldwide, our business is subject to risks associated with doing business internationally. In 2005, 51% of our sales were made in international markets. Our future results could be harmed by a variety of factors, including:

•	changes in foreign currency exchange rates;

•	exchange controls and currency restrictions;

•	changes in a specific country’s or region’s political, social or economic conditions, particularly in emerging markets;

•	civil unrest, turmoil or outbreak of disease in any of the countries in which we operate;

•	tariffs, other trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in U.S. and international tax laws;

•	difficulty in staffing and managing geographically widespread operations;

•	differing labor regulations;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	different regulatory regimes controlling the protection of our intellectual property;

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;

•	restrictions on our ability to repatriate dividends from our foreign subsidiaries;

•	difficulty in collecting international accounts receivable;

•	difficulty in enforcement of contractual obligations under non-U.S. law;

•	transportation delays or interruptions;

•	changes in regulatory requirements; and

•	the burden of complying with multiple and potentially conflicting laws.
      Our international operations also expose us to different local political and business risks and challenges. For example, we are faced with potential difficulties in staffing and managing local operations and we have to design local solutions to manage credit and legal risks of local customers and distributors. In addition, because some of our international sales are to suppliers that perform work for foreign governments, we are subject to the political risks associated with foreign government projects. For example, certain foreign governments may require suppliers for a project to obtain products solely from local manufacturers or may prohibit the use of products manufactured in certain countries.
      International growth and expansion into emerging markets, such as China, Central and Eastern Europe, and the Middle East, may cause us difficulty due to greater regulatory barriers than in the United States, the necessity of adapting to new regulatory systems, problems related to entering new markets with different economic, social and political systems, and significant competition from the primary participants in these markets, some of which may have substantially greater resources than us.
      Our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We may not succeed in developing and implementing policies and strategies to counter the foregoing factors effectively in each location where we do business and the foregoing factors may cause a reduction in our revenues, profitability or cash flows, or cause an increase in our liabilities.

If we are unable to successfully manage our growth, it may place a significant strain on our management and administrative resources and lead to increased costs and reduced profitability.
      We expect to continue to expand our operations in the United States and abroad, particularly in China and the Czech Republic. Our ability to operate our business successfully and implement our strategies depends, in part, on our ability to allocate our resources optimally in each of our facilities in order to maintain efficient operations as we expand. Ineffective management of our growth could cause manufacturing inefficiencies, increase our operating costs, place significant strain on our management and administrative resources and prevent us from implementing our business plan.
      For example, we plan to invest over $20 million in new capital expenditures in the United States in 2006 and 2007 related to the expected growth of our Energy & Chemicals business. If we fail to implement this capital project in a timely and effective manner, we may lose the opportunity to obtain some customer orders. Even if we effectively implement this project, the orders needed to support the capital expenditure may not be obtained or may be less than expected, which may result in sales or profitability at lower levels than anticipated. In addition, potential cost overruns, delays or unanticipated problems in any capital expansion could make the expansion more costly than originally predicted.
      In addition, we are in the process of establishing our internal audit function, and adverse developments in the implementation of this function may impair our ability to manage our growth.

If we lose our senior management or other key employees, our business may be adversely affected.
      Our ability to successfully operate and grow our business and implement our strategies is largely dependent on the efforts, abilities and services of our senior management and other key employees. Our future success will also depend on, among other factors, our ability to attract and retain qualified personnel, such as engineers and other skilled labor, either through direct hiring or the acquisition of other businesses employing such professionals. Our products, many of which are highly engineered, represent specialized applications of cryogenic or low temperature technologies and know how, and many of the markets we serve represent niche markets for these specialized applications. Accordingly, we rely heavily on engineers, salespersons, business unit leaders, senior management and other key employees who have experience in these specialized applications and are knowledgeable about these niche markets, our products, and our company. The loss of the services of these senior managers or other key employees or the failure to attract or retain other qualified personnel could reduce the competitiveness of our business or otherwise impair our business prospects.

Fluctuations in the prices and availability of raw materials and our exposure to fixed-price contracts could negatively impact our financial results.
      The pricing and availability of raw materials for use in our businesses can be volatile due to numerous factors beyond our control, including general, domestic and international economic conditions, labor costs, production levels, competition, consumer demand, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials for us, and may, therefore, increase the short-term or long-term costs of raw materials.
      The commodity metals we use, including aluminum and stainless steel, have experienced significant upward fluctuations in price. On average, approximately half of our cost of sales is represented by the cost of commodities metals. We have generally been able to recover the cost increases through price increases to our customers; however, during periods of rising prices of raw materials, such as in 2004 and 2005, we may be unable to pass a portion of such increases on to our customers. Conversely, when raw material prices decline, customer demands for lower prices could result in lower sale prices and, to the extent we have existing inventory, lower margins. As a result, fluctuations in raw material prices could result in lower revenues and profitability.
      In addition, a substantial portion of our revenues is derived from fixed-price contracts for large system projects. To the extent that original cost estimates prove to be inaccurate or the contracts do not permit us to pass increased costs on to our customers, profitability from a particular contract may decrease, which, in turn, could decrease our revenues and overall profitability.

We may fail to successfully acquire or integrate companies that provide complementary products or technologies.
      A component of our growth strategy is the acquisition of businesses that complement our existing products and services. Our acquisition strategy involves the potential risks inherent in assessing the value, strengths, weaknesses, contingent or other liabilities and potential profitability of acquisition candidates and in integrating the operations of acquired companies. In addition, any acquisition of a foreign business may increase our exposure to certain risks inherent in doing business outside the United States.
      From time to time, we may have acquisition discussions with potential target companies. If a large acquisition opportunity arises and we proceed, a substantial portion of our surplus borrowing capacity could be used for the acquisition or we may seek material debt or equity financing.
      We are not presently engaged in any negotiations concerning any acquisition which may be material in size and scope to our business. We anticipate, however, that one or more potential acquisition opportunities could become available in the future. If and when appropriate acquisition opportunities become available, we may pursue them actively. Any acquisition may or may not occur and, if an acquisition does occur, it may not be successful in enhancing our business for one or more of the following reasons:

•	Any business acquired may not be integrated successfully and may not prove profitable;

•	The price we pay for any business acquired may overstate the value of that business or otherwise be too high;

•	We may fail to achieve acquisition synergies; or

•	The focus on the integration of operations of acquired entities may divert management’s attention from the day-to-day operation of our businesses.
      Inherent in any future acquisition is the risk of transitioning company cultures and facilities. The failure to efficiently and effectively achieve such transitions could increase our costs and decrease our profitability.

If we are unable to continue our technological innovation in our business and successful introduction of new commercial products, our profitability could be adversely affected.
      The industries we serve, including the energy and biomedical industries, experience periodic technological change and product improvement. Manufacturers periodically introduce new generations of products or require new technological capacity to develop customized products or respond to industry developments or needs. Our future growth will depend on our ability to gauge the direction of the commercial and technological progress in our markets, as well as our ability to acquire new product technology or fund and successfully develop, manufacture and market products in this constantly changing environment. We must continue to identify, develop, manufacture and market innovative products on a timely basis to replace existing products in order to maintain our profit margins and competitive position. We may not be successful in acquiring and developing new products or technology and any of our new products may not be accepted by our customers. If we fail to keep pace with evolving technological innovations in the markets we serve, our profitability may decrease.

We carry significant goodwill and indefinite-lived intangible assets on our balance sheet, which are subject to impairment testing and could subject us to significant charges to earnings in the future if impairment occurs.
      As of December 31, 2005, we had goodwill and indefinite-lived intangible assets of approximately $272 million, which represented 42% of our total assets. Goodwill and indefinite-lived intangible assets are not amortized but are tested for impairment annually or more often if events or changes in circumstances indicate a potential impairment may exist. Factors that could indicate that our goodwill or indefinite-lived intangible assets are impaired include a decline in stock price and market capitalization, lower than projected operating results and cash flows, and slower growth rates in our industry. To test for impairment, we developed a model to estimate the fair market value of our reporting segments. This fair market value model incorporates our estimates of future operating results and cash flows, estimates of allocations of certain assets and cash flows among reporting segments, estimates of future growth rates and our judgment regarding the applicable discount rates to use to discount those estimated operating results and cash flows. If an impairment is determined to exist, we are required to record a charge to earnings in our financial statements, which may be significant, as in 2002 when we recorded a non-cash impairment charge of $92.4 million to write off non-deductible goodwill of the D&S segment. While we do not presently anticipate that any of our goodwill or indefinite-lived intangible assets will be impaired in the foreseeable future, if an impairment is determined to exist and we are required to record a charge to earnings, it may result in significantly decreased profitability and shareholders’ equity.

We may be required to make material expenditures in order to comply with environmental, health and safety laws, or incur additional liabilities under these laws.
      We are subject to numerous environmental, health and safety laws and regulations that impose various environmental controls on us or otherwise relate to environmental protection and various health and safety matters, including the discharge of pollutants in the air and water, the handling, use, treatment, storage and clean-up of solid and hazardous materials and wastes, and the investigation and remediation of soil and groundwater affected by hazardous substances. These laws and regulations often impose strict, retroactive and joint and several liability for the costs of, and damages resulting from, cleaning up our, or our predecessors’, past or present facilities and third party disposal sites. Compliance with these laws generally increases the costs of transportation and storage of raw materials and finished products, as well as the costs of storing and disposing waste, and could decrease our liquidity and profitability and increase our liabilities. If we are found to have violated any of these laws, we may become subject to corrective action orders and fines or penalties, and incur substantial costs, including substantial remediation costs. Further, we also could be subject to future liability resulting from conditions that are currently unknown to us that could be discovered in the future.
      We are currently remediating or developing work plans for remediation of environmental conditions involving certain current or former facilities. For example, the discovery of contamination arising from historical industrial operations at our Clarksville, Arkansas property has exposed us, and in the future may continue to expose us, to remediation obligations. To date, our environmental remediation expenditures and costs for otherwise complying with environmental laws and regulations have not been material, but the uncertainties associated with the investigation and remediation of contamination and the fact that such laws or regulations change frequently makes predicting the cost or impact of such laws and regulations on our future operations uncertain. Stricter environmental, safety and health laws, regulations or enforcement policies could result in substantial costs and liabilities to us and could subject us to more rigorous scrutiny. Consequently, compliance with these laws could result in significant expenditures as well as other costs and liabilities that could decrease our liquidity and profitability and increase our liabilities.

The insolvency of our formerly consolidated subsidiary, Chart Heat Exchangers Limited, could have a material adverse impact on our liquidity and financial position.
      On March 28, 2003, our U.K. subsidiary, Chart Heat Exchangers Limited, or CHEL, which previously operated the closed Wolverhampton, United Kingdom manufacturing facility, filed for a voluntary administration under the U.K. Insolvency Act of 1986. CHEL’s application for voluntary administration was approved on April 1, 2003 and an administrator was appointed. Additionally, we received information that indicated that CHEL’s net pension plan obligations had increased significantly, primarily due to a decline in plan asset values and interest rates, as well as increased plan liabilities, resulting in an estimated plan deficit of approximately $12 million as of March 2003. Based on our financial condition in March 2003, we determined not to advance funds to CHEL in amounts necessary to fund CHEL’s obligations. Since CHEL was unable to fund its net pension deficit, the trustees of the CHEL pension plan requested a decision to wind-up the plan from a U.K. pension regulatory board. That board approved the wind-up as of March 28, 2003. While no claims related to the CHEL insolvency presently are pending against us, persons impacted by the insolvency or others could bring pension and/or benefit related claims against us. Claims may be asserted against us for pension or other obligations of CHEL related to these matters. To the extent we are found to have significant liability with respect to CHEL’s obligations, such liability could have a material adverse impact on our liquidity, profitability and financial condition as a result of CHEL’s insolvency.

Due to the nature of our business and products, we may be liable for damages based on product liability and warranty claims.
      Due to the high pressures and low temperatures at which many of our products are used and the fact that some of our products are manufactured for relatively broad consumer use, we face an inherent risk of exposure to claims in the event that the failure, use or misuse of our products results, or is alleged to result, in bodily injury and/or property damage. We believe that we meet or exceed existing professional specification standards recognized or required in the industries in which we operate. We have been subject to claims in the past, none of which have had a material adverse effect on our financial condition or results of operations, and we may be subject to claims in the future. Although we currently maintain product liability coverage, which we believe is adequate for the continued operation of our business, such insurance may become difficult to obtain or unobtainable in the future on terms acceptable to us. A successful product liability claim or series of claims against us, including one or more consumer claims purporting to constitute class actions, in excess of our insurance coverage could materially decrease our liquidity and impair our financial condition.

Increases in labor costs, potential labor disputes and work stoppages at our facilities could materially decrease our revenues and profitability.
      Our financial performance is affected by the availability of qualified personnel and the cost of labor. As of May 31, 2006, we had 2,556 employees, including 823 salaried, 305 union hourly and 1,428 non-union hourly employees. Employees represented by a union presently are subject to one collective bargaining agreement in the United States that expires in February 2007. If we are unable to enter into new, satisfactory labor agreements with our unionized employees upon expiration of their collective bargaining agreement or other labor controversies or union organizing efforts arise, we could experience a significant disruption to our operations, lose business or experience an increase in our operating expenses, which could reduce our profit margins.

We may have to make significant cash payments to our defined benefit pension plans, reducing the cash available for our business.
      We have four defined benefit pension plans covering certain U.S. hourly and salaried employees. All of these plans have been frozen. Our current funding policy is to contribute at least the minimum funding amounts required by law. Based on current actuarial estimates, we expect to contribute approximately $1.3 million to our U.S. defined benefit pension plans during 2006. If the performance of our assets in our pension plans does not meet our expectations or if other actuarial assumptions are modified, our contributions for these years could be higher than we expect, thus reducing the available cash for our business.

Fluctuations in exchange and interest rates may affect our operating results.
      Fluctuations in the value of the U.S. dollar may decrease our sales or earnings. Because our consolidated financial results are reported in U.S. dollars, if we generate sales or earnings in other currencies, the translation of those results into U.S. dollars can result in a significant increase or decrease in the amount of those sales or earnings. We also bid for certain foreign projects in U.S. dollars. If the U.S. dollar strengthens relative to the value of the local currency, we may be less competitive on those projects. In addition, our debt service requirements are primarily in U.S. dollars and a portion of our cash flow is generated in euros or other foreign currencies. Significant changes in the value of the foreign currencies relative to the U.S. dollar could limit our ability to meet interest and principal payments on our debt and impair our financial condition.
      In addition, fluctuations in currencies relative to the U.S. dollar may make it more difficult to perform period-to-period comparisons of our reported results of operations. For purposes of accounting, the assets and liabilities of our foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates, and the revenues and expenses of our foreign operations are translated using average exchange rates during each period.
      In addition to currency translation risks, we incur currency transaction risk whenever we or one of our subsidiaries enters into either a purchase or a sales transaction using a currency other than the local currency of the transacting entity. Given the volatility of exchange rates, we may not be able to effectively manage our currency and/or translation risks. Volatility in currency exchange rates may decrease our revenues and profitability and impair our financial condition. We have purchased and may continue to purchase foreign currency forward purchase and sales contracts to manage the risk of adverse currency fluctuations.

Our operations could be impacted by the effects of hurricanes, which could be more severe than the damage and impact that our New Iberia, Louisiana operations encountered from hurricanes in 2005.
      Some of our operations, including our operations in New Iberia, Louisiana and Houston, Texas, are located in geographic regions and physical locations that are susceptible to physical damage and longer-term economic disruption from hurricanes. We also expect to make significant capital expenditures in hurricane-susceptible locations in the near future. These weather events can disrupt our operations, result in damage to our properties and negatively affect the local economy in which these facilities operate. In 2005, for example, our New Iberia, Louisiana operations encountered some damage from the storm surge and flooding caused by Hurricane Rita. Future hurricanes may cause production or delivery delays as a result of the physical damage to the facilities, the unavailability of employees and temporary workers, the shortage of or delay in receiving certain raw materials or manufacturing supplies and the diminished availability or delay of transportation for customer shipments, any of which may have an adverse affect on our revenues and profitability. Although we maintain insurance subject to certain deductibles, which may cover some of our losses, that insurance may become unavailable or prove to be inadequate.

Failure to protect our intellectual property and know how could reduce or eliminate any competitive advantage and reduce our sales and profitability.
      We rely on a combination of internal procedures, nondisclosure agreements, intellectual property rights assignment agreements, licenses, patents, trademarks and copyright law to protect our intellectual property and know-how. Our intellectual property rights may not be successfully asserted in the future or may be invalidated, circumvented or challenged. For example, we frequently explore and evaluate potential relationships and projects with other parties, which often requires that we provide the potential partner with confidential technical information. While confidentiality agreements are typically put in place, there is a risk the potential partner could violate the confidentiality agreement and use our technical information for its own benefit or the benefit of others or compromise the confidentiality. In addition, the laws of certain foreign countries in which our products may be sold or manufactured do not protect our intellectual property rights to the same extent as the laws of the United States. For example, we are increasing our manufacturing capabilities and sales in China, where laws may not protect our intellectual property rights to the same extent as in the United States. Failure or inability to protect our proprietary information could result in a decrease in our sales or profitability.
      We have obtained and applied for some U.S. and foreign trademark and patent registrations and will continue to evaluate the registration of additional trademarks and patents, as appropriate. We cannot guarantee that any of our pending applications will be approved. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge them. A failure to obtain registrations in the United States or elsewhere could limit our ability to protect our trademarks and technologies and could impede our business. The patents in our patent portfolio are scheduled to expire between 2006 and 2023.
      In addition, we may be unable to prevent third parties from using our intellectual property rights and know-how without our authorization or from independently developing intellectual property that is the same as or similar to ours, particularly in those countries where the laws do not protect our intellectual property rights as fully as in the United States. We compete in a number of industries (for example, heat exchangers and cryogenic storage) that are small or specialized, which makes it easier for a competitor to monitor our activities and increases the risk that ideas will be stolen. The unauthorized use of our know-how by third parties could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our business or increase our expenses as we attempt to enforce our rights.

We may be subject to claims that our products or processes infringe the intellectual property rights of others, which may cause us to pay unexpected litigation costs or damages, modify our products or processes or prevent us from selling our products.
      Although it is our intention to avoid infringing or otherwise violating the intellectual property rights of others, third parties may nevertheless claim that our processes and products infringe their intellectual property rights. For example, our BioMedical business manufactures products for relatively broad consumer use, is actively marketing these products in multiple jurisdictions internationally and risks infringing technologies that may be protected in one or more of these international jurisdictions as the scope of our international marketing efforts expands. Our strategies of capitalizing on growing international demand as well as developing new innovative products across multiple business lines present similar infringement claim risks both internationally and in the United States as we expand the scope of our product offerings and markets. We compete with other companies for contracts in some small or specialized industries, which increases the risk that the other companies will develop overlapping technologies leading to an increased possibility that infringement claims will arise. Whether or not these claims have merit, we may be subject to costly and time-consuming legal proceedings, and this could divert our management’s attention from operating our businesses. In order to resolve such proceedings, we may need to obtain licenses from these third parties or substantially reengineer or rename our products in order to avoid infringement. In addition, we might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to reengineer or rename our products successfully.

We are subject to regulations governing the export of our products.
      Due to our significant foreign sales, our export activities are subject to regulation, including the U.S. Treasury Department’s Office of Foreign Assets Control’s regulations. While we believe we are in compliance with these regulations, we may currently or may in the future be in violation of these regulations. Any violations may subject us to government scrutiny, investigation and civil and criminal penalties and may limit our ability to export our products.

As a provider of products to the U.S. government, we are subject to federal rules, regulations, audits and investigations, the violation or failure of which could adversely affect our business.
      We sell certain of our products to the U.S. government and, therefore, we must comply with and are affected by laws and regulations governing purchases by the U.S. government. Government contract laws and regulations affect how we do business with our government customers and, in some instances, impose added costs on our business. For example, a violation of specific laws and regulations could result in the imposition of fines and penalties or the termination of our contracts or debarment from bidding on contracts. In some instances, these laws and regulations impose terms or rights that are more favorable to the government than those typically available to commercial parties in negotiated transactions.

We are controlled by First Reserve, whose interest may not be aligned with yours or ours.
      Upon completion of this offering, First Reserve may continue to control a majority of our capital stock. As a result, First Reserve has the ability to control our policies and operations, including the election of directors, the appointment of management, the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions, future issuances of our common stock or other securities, the implementation of stock repurchase programs, the payments of dividends, if any, on our common stock, the incurrence of debt by us and amendments to our certificate of incorporation and bylaws. Additionally, First Reserve is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. First Reserve may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as First Reserve continues to own a significant amount of our equity, even if such amount is less than 50%, it will continue to be able to strongly influence or effectively control our decisions.

As a “controlled company” within the meaning of the New York Stock Exchange rules, we may qualify for, and intend to rely on, exemptions from certain corporate governance requirements.
      Upon completion of this offering, First Reserve may continue to control a majority of our outstanding common stock. As a result, we would be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another company is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. If available, we intend to utilize these exemptions. As a result, we would not have a majority of independent directors nor would our nominating and corporate governance and compensation committees consist entirely of independent directors. Accordingly, you would not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Risks Related To Our Leverage

Because most of the proceeds from this offering will be used to pay a dividend to our current stockholders, only a portion of the proceeds will be used to repay our existing debt and none of such proceeds will be used to further invest in our business.
      We estimate that the net proceeds from the sale by us of the shares of common stock being offered hereby (assuming the mid-point of the estimated price range set forth on the cover page of this prospectus), after deducting underwriting discounts, will be approximately $           million. We intend to use approximately $           million of the net proceeds to repay certain indebtedness. We intend to use the remaining net proceeds of approximately $           million to pay a dividend to our stockholders existing immediately prior to this offering. This leaves no proceeds to further invest in and grow our business. See “Use of Proceeds.”

Our substantial leverage and significant debt service obligations could limit our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from fulfilling our debt service obligations.
      We are highly leveraged and have significant debt service obligations. Our financial performance could be affected by our substantial leverage. As of March 31, 2006, our total indebtedness was $341.5 million. In addition, at that date, we had $24.9 million of letters of credit and bank guarantees outstanding and borrowing capacity of approximately $35.1 million under the revolving portion of our senior secured credit facility, after giving effect to the letters of credit and bank guarantees outstanding. We may also incur additional indebtedness in the future. This high level of indebtedness could have important negative consequences to us and you, including:

•	we may have difficulty generating sufficient cash flows to pay interest and satisfy our debt obligations;

•	we may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions or other purposes;

•	we need to use a substantial portion of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities;

•	some of our debt, including our borrowings under our senior secured credit facility, has variable rates of interest, which exposes us to the risk of increased interest rates;

•	our debt level increases our vulnerability to general economic downturns and adverse industry conditions;

•	our debt level could limit our flexibility in planning for, or reacting to, changes in our business and in our industry in general;

•	our substantial amount of debt and the amount we must pay to service our debt obligations could place us at a competitive disadvantage compared to our competitors that have less debt;

•	our customers may react adversely to our significant debt level and seek or develop alternative suppliers; and

•	our failure to comply with the financial and other restrictive covenants in our debt instruments which, among other things, require us to maintain specified financial ratios and limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects.
      Our net cash flow generated from operating activities was $12.3 million, $34.4 million (on a combined basis), $35.1 million and $24.5 million (on a combined basis) for the three months ended March 31, 2006 and the years 2005, 2004 and 2003, respectively. Our high level of indebtedness requires that we use a substantial portion of our cash flow from operations to pay principal of, and interest on, our indebtedness, which will reduce the availability of cash to fund working capital requirements, capital expenditures, research and development or other general corporate or business activities, including future acquisitions.
      In addition, a substantial portion of our indebtedness bears interest at variable rates. If market interest rates increase, debt service on our variable-rate debt will rise, which would adversely affect our cash flow. Although our senior secured credit facility requires us to employ hedging strategies such that not less than 50% of our total debt carries a fixed rate of interest for a period of three years following consummation of the Acquisition, any hedging arrangement put in place may not offer complete protection from this risk. Additionally, the remaining portion of the senior secured credit facility may not be hedged and, accordingly, the portion that is not hedged will be subject to changes in interest rates.
      Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under our senior secured credit facility or otherwise in an amount sufficient to permit us to pay the principal and interest on our indebtedness or fund our other liquidity needs. We may be unable to refinance any of our debt, including our senior secured credit facility or the notes, on commercially reasonable terms. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources.”
      If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our senior secured credit facility and the indenture under which the notes were issued restrict our ability to use the proceeds from asset sales. We may be unable to consummate those asset sales to raise capital or sell assets at prices that we believe are fair and proceeds that we do receive may be inadequate to meet any debt service obligations then due. See “Description of Indebtedness.”

Despite our current leverage, we may still be able to incur substantially more debt. This could further exacerbate the risks that we face.
      We may be able to incur substantial additional indebtedness in the future. The terms of our debt instruments do not fully prohibit us from doing so. The revolving credit portion of our senior secured credit facility provides commitments of up to $60.0 million, approximately $35.1 million of which would have been available for future borrowings (after giving effect to letters of credit and bank guarantees outstanding) as of March 31, 2006 on a pro forma basis after giving effect to this offering and the application of the proceeds therefrom. Effective upon closing of this offering, our revolving credit facility will be amended to increase total commitments by $55.0 million to $115.0 million. If new debt is added to our current debt levels, the related risks that we now face could intensify.

The senior secured credit facility and the indenture governing the notes contain a number of restrictive covenants which limit our ability to finance future operations or capital needs and engage in other business activities that may be in our interest.
      The senior secured credit facility and the indenture governing the notes impose, and the terms of any future indebtedness may impose, operating and other restrictions on us and our subsidiaries. Such restrictions affect or will affect, and in many respects limit or prohibit, among other things, our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	create liens;

•	pay dividends and make other distributions in respect of our capital stock;

•	redeem our capital stock;

•	make certain investments or certain other restricted payments;

•	sell certain kinds of assets;

•	enter into certain types of transactions with affiliates; and

•	effect mergers or consolidations.
      The senior secured credit facility also requires us to achieve certain financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.
      The restrictions contained in our senior secured credit facility and the indenture governing the notes could:

•	limit our ability to plan for or react to market or economic conditions or meet capital needs or otherwise restrict our activities or business plans; and

•	adversely affect our ability to finance our operations, acquisitions, investments or strategic alliances or other capital needs or to engage in other business activities that would be in our interest.
      A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under our senior secured credit facility and/or the indenture governing the notes. If an event of default occurs under our senior secured credit facility, which includes an event of default under the indenture governing the notes, the lenders could elect to:

•	declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable;

•	require us to apply all of our available cash to repay the borrowings; or

•	prevent us from making debt service payments on the notes;
any of which would result in an event of default under the notes. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further financing.
      If we were unable to repay or otherwise refinance these borrowings when due, our lenders could sell the collateral securing our senior secured credit facility, which constitutes substantially all of our and our domestic wholly-owned subsidiaries’ assets.

We are a holding company and we depend upon cash from our subsidiaries. If we do not receive cash distributions, dividends or other payments from our subsidiaries, we may be unable to meet our obligations.
      We are a holding company and all of our operations are conducted through our subsidiaries. Accordingly, we are dependent upon the earnings and cash flows of, and cash distributions, dividends and other payments from, our subsidiaries to provide the funds necessary to meet our obligations. If we do not receive such cash distributions, dividends or other payments from our subsidiaries, we may be unable to meet our obligations, including the payment of principal or interest on our debt. In addition, certain of our subsidiaries are holding companies that rely on subsidiaries of their own as a source of funds to meet any obligations that might arise.
      Generally, the ability of a subsidiary to make cash available to its parent is affected by its own operating results and is subject to applicable laws and contractual restrictions contained in its debt instruments and other agreements. Moreover, there may be restrictions on payments by our subsidiaries to us under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to shareholders only from profits. As a result, although our subsidiaries may have cash, we may be unable to obtain that cash to satisfy our obligations and make payments to our stockholders, if any.
Risks Related to this Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.
      Prior to this offering, there has not been a public market for our common stock. We intend to apply to list our common stock on the New York Stock Exchange. However, we cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares was determined by negotiations between us and the representatives of the underwriters based on numerous factors that we discuss in the “Underwriting” section of this prospectus and may not be indicative of prices that will prevail in the open market following this offering.
      Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

Future sales of our shares could depress the market price of our common stock.
      The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after the offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
      We, our executive officers and directors and affiliates of First Reserve have agreed with the underwriters not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. Incorporated, Lehman Brothers Inc. and UBS Securities LLC on behalf of the underwriters. See “Underwriting.”
      After this offering, we will have                      shares of common stock outstanding. Of those shares, the                      shares we are offering will be freely tradable. The                      shares that were outstanding immediately prior to this offering, plus up to an additional                      shares, adjusted for the elimination of any fractional shares, that will be dividended to our existing stockholders in the event the over-allotment option is not exercised in full, will be eligible for resale from time to time after the expiration of the 180-day lock-up, subject to contractual and Securities Act restrictions, including those relating to volume, manner of sale and other conditions of Rule 144. None of those shares may currently be resold under Rule 144(k) without regard to volume limitations and no shares may currently be sold subject to volume, manner of sale and other conditions of Rule 144. After the expiration of the 180-day lock-up period, First Reserve and its affiliates, which collectively beneficially own approximately            million shares (approximately            million shares in the event the over-allotment option is not exercised), will have the ability to cause us to register the resale of their shares and certain other holders of our unregistered common stock will be able to participate in such registration.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.
      The initial public offering price for the common stock sold in this offering has been determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering and the market price may not equal or exceed the initial public offering price of your shares. The trading price of our common stock may be subject to wide fluctuations. Factors affecting the trading price of our common stock may include:

•	actual or anticipated variations in our operating results;

•	changes in financial estimates by research analysts, or any failure by us to meet or exceed any such estimates, or changes in the recommendations of any research analysts that elect to follow our common stock or the common stock of our competitors;

•	actual or anticipated changes in economic, political or market conditions, such as recessions or international currency fluctuations;

•	actual or anticipated changes in the regulatory environment affecting our industry;

•	changes in the market valuations of our industry peers; and

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives.
      The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. You may be unable to resell your shares of our common stock at or above the initial public offering price.

The book value of shares of common stock purchased in the offering will be immediately diluted and may be subject to additional dilution in the future.
      The initial public offering price per share of our common stock is substantially higher than our pro forma net tangible book value per common share immediately after the offering. As a result, you may pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Investors who purchase common stock in the offering will be diluted by $           per share after giving effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $           per share, the mid-point of the estimated price range on the cover of this prospectus, assuming the dividend of shares, adjusted for the elimination of any fractional shares, to the existing stockholders in the event the over-allotment option is not exercised. If we grant options in the future to our employees, and those options are exercised or other issuances of common stock are made, there will be further dilution.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law may discourage a takeover attempt.
      Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law could make it more difficult for a third party to acquire us. Provisions of our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our amended and restated certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Therefore, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. See “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus includes “forward-looking statements.” These forward-looking statements include statements relating to our business. In some cases, forward-looking statements may be identified by terminology such as “may,” “should,” “expects,” “anticipates,” “believes,” “projects,” “forecasts,” “continue” or the negative of such terms or comparable terminology. Forward-looking statements contained herein (including future cash contractual obligations) or in other statements made by us are made based on management’s expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed or implied by forward-looking statements. We believe that the following factors, among others (including those described in “Risk Factors”), could affect our future performance and the liquidity and value of our securities and cause our actual results to differ materially from those expressed or implied by forward-looking statements made by us or on our behalf:

•	the cyclicality of the markets which we serve;

•	the loss of, or a significant reduction in purchases by, our largest customers;

•	competition in our markets;

•	our compliance obligations with the Sarbanes-Oxley Act of 2002;

•	general economic, political, business and market risks associated with our non-U.S. operations;

•	our ability to successfully manage our growth;

•	the loss of key employees;

•	the pricing and availability of raw materials and our ability to manage our fixed-price contract exposure;

•	our ability to successfully acquire or integrate companies that provide complementary products or technologies;

•	our ability to continue our technical innovation in our product lines;

•	the impairment of our goodwill and other indefinite-lived intangible assets;

•	the costs of compliance with environmental, health and safety laws and responding to potential liabilities under these laws;

•	the insolvency of our formerly consolidated subsidiary, Chart Heat Exchangers Limited, or CHEL, and CHEL’s administration proceedings in the United Kingdom, including claims that may be asserted against us with respect to CHEL’s obligations;

•	litigation and disputes involving us, including the extent of product liability, warranty, pension and severance claims asserted against us;

•	labor costs and disputes;

•	our relations with our employees;

•	our funding requirements in connection with our defined benefit pension plans;

•	fluctuations in foreign currency exchange and interest rates;

•	disruptions in our operations due to hurricanes;

•	our ability to protect our intellectual property and know-how;

•	regulations governing the export of our products;

•	the possibility that our existing stockholders’ interests will conflict with ours or yours;

•	our status as a “controlled company” under NYSE corporate governance rules;

•	risks associated with our substantial indebtedness, leverage, debt service and liquidity;

•	risks related to this offering; and

•	other factors described in this prospectus.
      There may be other factors that may cause our actual results to differ materially from the forward-looking statements.
      All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to update or revise forward-looking statements which may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

MARKET AND INDUSTRY DATA
      This prospectus includes industry data and forecasts that we have prepared based, in part, upon industry data and forecasts obtained from industry publications and surveys. These sources include publications by Energy Ventures Analysis, the Energy Information Administration, the International Energy Agency and Spiritus Consulting. Third-party industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Forecasts are particularly likely to be inaccurate, especially over long periods of time. As an example of the unpredictable nature of these forecasts, in 1983, the U.S. Department of Energy forecast that oil would cost $74 per barrel in 1995; however, the price of oil was actually $17 per barrel. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements made herein as to our leading positions in our industry and segments are based on our sales volumes measured against management’s estimates of our competitors’ sales volumes, coupled with management’s knowledge and experience in the markets that we serve.

THE TRANSACTIONS
      The following contains summaries of the terms of the material agreements that were entered into in connection with the Acquisition. Such agreements have been filed as exhibits to the registration statement of which this prospectus forms a part.
The Acquisition

General
      On August 2, 2005, Chart Industries entered into an agreement and plan of merger, which we refer to as the merger agreement, with certain of its then-existing stockholders, which we refer to as the Principal Stockholders, First Reserve and CI Acquisition, Inc., a Delaware corporation, which we refer to as CI Acquisition, and a wholly-owned subsidiary of First Reserve. The merger agreement provided for:

•	the sale of shares of common stock of Chart Industries, par value $0.01 per share, owned by the Principal Stockholders, which we refer to as the Principal Stockholder Shares, to CI Acquisition, which we refer to as the “stock purchase;” and

•	the merger of CI Acquisition with and into Chart Industries, with Chart Industries surviving the merger as an indirect, wholly-owned subsidiary of First Reserve, which we refer to as the “merger.”
      We refer to the stock purchase and the merger, collectively as the “Acquisition.” The purpose of the Acquisition was to sell Chart Industries to First Reserve. In December 2004, Chart Industries engaged UBS Securities LLC to explore various strategic alternatives. Chart Industries’ board of directors conducted a confidential, controlled auction and ultimately chose First Reserve’s bid. Chart Industries and First Reserve agreed to the terms of the Acquisition in August 2005. The Acquisition closed on October 17, 2005.
      Upon satisfaction of the conditions to the stock purchase, CI Acquisition purchased the Principal Stockholder Shares from the Principal Stockholders for a purchase price, or the Per Share Purchase Price, equal to $64.75 per share in cash.
      Chart Industries, First Reserve and CI Acquisition caused the merger to occur immediately after the closing of the stock purchase. At the effective time of the merger, each share of common stock of Chart Industries outstanding (other than treasury stock, shares held by First Reserve or CI Acquisition, and shares with respect to which appraisal rights were exercised under Delaware law) were converted into the right to receive the Per Share Purchase Price in cash, without interest, which we refer to as the merger consideration. At the effective time of the merger, all those shares of common stock of Chart Industries were cancelled and ceased to be outstanding and each holder of a certificate representing that common stock ceased to have any rights with respect to the common stock of Chart Industries, except the right to receive the merger consideration.
      In addition, in general the holders of outstanding Chart Industries warrants and stock options received, without the need to exercise those warrants and stock options, the same per share cash purchase price less the exercise price of the Chart Industries warrants and stock options. Notwithstanding this general treatment, the compensation committee of Chart Industries’ board of directors, in accordance with the terms of the merger agreement and Chart Industries’ stock option plans, adjusted some Chart Industries stock options (or portions of Chart Industries stock options) held by certain employees, to represent options to acquire shares of common stock of Chart Industries after the merger, which we refer to as rollover options.
      After the merger, FR X Chart Holdings LLC became the direct owner of all of the outstanding capital stock of Chart Industries.

Agreement and Plan of Merger
      The merger agreement contains customary representations and warranties of the Principal Stockholders, Chart Industries, First Reserve and CI Acquisition and customary covenants and other agreements among the parties. None of the representations and warranties in the merger agreement survived the completion of the merger and the merger agreement did not provide for any post-closing indemnification obligations. The representations and warranties of each party set forth in the merger agreement were made solely for the benefit of specified parties to the merger agreement (on the terms set forth in the merger agreement) and such representations and warranties may not be relied on by any other person.
The Financing
      In connection with the Acquisition, First Reserve contributed $111.3 million to FR X Chart Holdings LLC, the direct parent of CI Acquisition in exchange for all of FR X Chart Holdings LLC’s equity. FR X Chart Holdings LLC then contributed $111.3 million to CI Acquisition in exchange for all of CI Acquisition’s capital stock. After the merger, FR X Chart Holdings LLC became the direct owner of all of the outstanding capital stock of Chart Industries. The remainder of the cash needed to finance the acquisition, including related fees and expenses, was provided by the offering of the notes and the borrowings under the senior secured credit facility provided by affiliates of the underwriters, as joint bookrunners, lead arrangers or lenders, and a syndicate of banks and other financial institutions.
      The following table illustrates the approximate sources and uses for the Acquisition.

Sources		Uses

(In millions)
Senior secured credit facility:
Revolving credit facility(1)	$—	Purchase of equity(2)	$378.8
Term loan B facility	180.0	Repayment of then-existing debt(3)	66.8
Senior subordinated notes	170.0	Funded cash(2)	3.4
Equity contribution(4)	117.7	Fees and expenses	18.7

Total Sources of Funds	$467.7	Total Uses of Funds	$467.7

(1)	As of October 17, 2005, we had approximately $40.9 million available for borrowing under the revolving credit portion of the senior secured credit facility, subject to certain conditions, after giving effect to approximately $19.1 million outstanding letters of credit and bank guarantees.

(2)	Represents a purchase price of $378.8 million in respect of the equity, resulting in a gross cash purchase price of $449.0 million for the Acquisition. We had approximately $3.4 million of cash on hand upon consummation of the Acquisition, resulting in the net purchase price reflected above.

(3)	We used an estimated $14.3 million of cash on our balance sheet to repay existing debt immediately prior to the closing of the Acquisition.

(4)	Prior to the consummation of the Acquisition, management held options valued at $6.4 million, together with other options that were cashed out in the Acquisition. In connection with the Acquisition, our compensation committee elected to adjust these options to represent options to acquire shares of our common stock after consummation of the Acquisition. This amount includes $6.4 million representing the value of these options.
Equity Sponsor
      First Reserve Corporation is the leading private equity firm specializing in the energy industry with $4.7 billion under management in four active funds. Founded in 1980, First Reserve Corporation was the first private equity firm to actively pursue building a broadly diversified investment portfolio within the energy and energy-related sectors. Since raising its initial pure buyout fund in 1992 First Reserve Corporation has made 50 principal transactions investing over $3.0 billion in equity. In addition, First Reserve Corporation portfolio companies have completed more than 200 add-on transactions. Past and present public First Reserve Corporation portfolio companies include Alpha Natural Resources, Inc., Cal Dive International, Inc., Chicago Bridge and Iron N.V., Dresser Inc., Dresser-Rand Group Inc., Foundation Coal Corporation, Maverick Tube Corporation, National Oilwell, Inc., Natural Resource Partners, Pride International, Inc., Superior Energy Services Inc. and Weatherford International Ltd.

USE OF PROCEEDS
      We estimate that the net proceeds from the sale by us of the shares of common stock being offered hereby (assuming the mid-point of the estimated price range set forth on the cover page of this prospectus), after deducting underwriting discounts and other fees and expenses payable by us, will be approximately $           million. We intend to use approximately $           million of the net proceeds to repay a portion of the term loan under our senior secured credit facility. We intend to use the remaining approximately $           million of the net proceeds to pay a dividend to our stockholders existing immediately prior to the offering, consisting of affiliates of First Reserve and certain members of our management. Of such amount, approximately $           million will be received by FR X Chart Holdings LLC, an affiliate of First Reserve. In addition, approximately $           million in the aggregate will be received by certain of our executive officers, consisting of Mr. Thomas ($          ) and Mr. Biehl ($          ), and approximately $          will be received by seven other employees in the aggregate. We will pay the estimated offering expenses of $           million out of cash on hand.
      The term loan currently accrues interest at a floating rate equal to LIBOR plus 2.0% per annum and is due to mature October 17, 2012.
      We also intend to use the net proceeds we receive from any shares sold pursuant to the underwriters’ over-allotment option, after deducting underwriting discounts, to pay an additional dividend to our existing stockholders. In the event the underwriters fully exercise their over-allotment option, the amount of this dividend will be approximately $           million. Of such amount, approximately $           million will be received by FR X Chart Holdings LLC, an affiliate of First Reserve. In addition, approximately $           million in the aggregate will be received by certain of our executive officers, consisting of Mr. Thomas ($          ) and Mr. Biehl ($          ), and approximately $          will be received by seven other employees in the aggregate.
      Any increase or decrease in the amount of net proceeds raised in this offering from the amount stated above will increase or decrease the cash dividend to be paid to our existing stockholders, respectively, but will not materially affect the amount of debt we intend to repay as described above. An increase of 1,000,000 shares from the expected number of shares to be sold in this offering, assuming no change in the assumed initial public offering price per share, would increase our net proceeds from this offering by $      million and the amount of the dividend by $      million. A $0.25 increase (decrease) in the assumed public offering price per share of the common stock (the mid-point of the range on the cover page of this prospectus) would increase (decrease) the net proceeds that we receive in this offering (and, accordingly, that we dividend to our stockholders) by approximately $           million, after deducting underwriting discounts and other fees and expenses payable by us, assuming the number of shares being offered, as set forth on the cover page of this prospectus does not change.

DIVIDEND POLICY
      Immediately prior to the consummation of this offering, we intend to declare three dividends, which will be payable to our stockholders existing prior to the offering.

•	The first dividend will be a cash dividend of $ million, assuming an initial public offering price per share of $ , which we will pay to our existing stockholders out of a portion of the net proceeds from this offering.

•	The second dividend will be a cash dividend of up to $ million, assuming an initial public offering price per share of $ , which we will pay to our existing stockholders with all of the proceeds we receive from the shares sold pursuant to the underwriters’ over-allotment option, if exercised.

•	The third dividend will be a stock dividend of up to shares of our common stock, which we will pay to our existing stockholders, the terms of which will require that shortly after the expiration of the underwriters’ over-allotment option (assuming the option is not exercised in full), we issue to our existing stockholders the number of shares equal to (x) the number of additional shares the underwriters have an option to purchase minus (y) the actual number of shares the underwriters purchase from us pursuant to that option.
      The purpose of the cash dividend described in the first bullet above is to distribute a portion of the proceeds from this offering to our existing stockholders. As the intended use of proceeds from the exercise of the over-allotment option by the underwriters is a dividend to our existing stockholders, we have assumed that investors will factor into their analysis the dilutive effect of those shares being issued and the proceeds being dividended out of our company by reducing their valuation of our company. Accordingly, in the event the option is not exercised, we have contemplated that the shares subject to the option will be dividended to our existing stockholders as described in the third bullet above. Such stock dividend would have the same dilutive effect as selling those shares upon the exercise of the over-allotment option and dividending the proceeds to our existing owners.
      An increase of 1,000,000 shares from the expected number of shares to be sold in this offering, assuming no change in the assumed initial public offering price per share, would increase our net proceeds from this offering by $      million and the amount of the dividend by $      million. A $0.25 increase (decrease) in the assumed public offering price per share of the common stock (the mid-point of the range on the cover page of this prospectus) would increase (decrease) the net proceeds that we receive in this offering (and, accordingly, that we dividend to our stockholders) by approximately $           million, after deducting underwriting discounts and other fees and expenses payable by us, assuming the number of shares being offered, as set forth on the cover page of this prospectus does not change.
      Other than the dividends described above, we do not currently intend to pay any cash dividends on our common stock, and instead intend to retain earnings, if any, for future operations and debt reduction. The amounts available to us to pay cash dividends will be restricted by our senior secured credit facility. The indenture governing the notes also limits our ability to pay dividends. In connection with this offering, we amended our senior secured credit facility to remove certain restrictions on our ability to consummate the offering and use the proceeds as described in “Use of Proceeds.” Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant.

CAPITALIZATION
      The following table sets forth our cash, cash equivalents and capitalization as of March 31, 2006 (1) on an actual basis and (2) on an as adjusted basis to reflect:

•	the sale by us of approximately shares of our common stock in this offering, after deducting underwriting discounts and estimated offering expenses;

•	the application of the estimated net proceeds as described in “Use of Proceeds” as well as the $25.0 million voluntary principal prepayment under the term loan portion of our senior secured credit facility in the second quarter of 2006 and the payment of $16.5 million of cash to acquire Cooler Service;

•	the -for-one stock split we expect to effect immediately prior to the consummation of this offering;

•	the issuance of 573,027 shares which have been issued to FR X Chart Holdings LLC upon its exercise of its warrant for $37.1 million in cash (see “Certain Related Party Transactions”);

•	the issuance of 131,823 shares which have been issued to certain members of management upon their exercise of their rollover options for $2.1 million in cash (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Requirements”); and

•	the stock dividend of shares, adjusted for the elimination of any fractional shares, to our existing stockholders shortly after the expiration of the underwriters’ over-allotment option, assuming no exercise of that option.
      The information in this table should be read in conjunction with “The Transactions,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of
	March 31, 2006

	Actual	As Adjusted

	(Unaudited, in millions,
	except share and per
	share data)
Cash and cash equivalents	$19.5	$
Debt:
Senior secured credit facility:
Revolving credit facility(1)	—
Term loan facility	170.0
9 1/8 % senior subordinated notes due 2015	170.0
Other debt(2)	1.5

Total debt	$341.5	$

Stockholder’s equity:
Common stock, par value $0.01 per share, 9,500,000 shares authorized and 1,718,896 shares issued and outstanding(3)(4)	—
Additional paid-in capital	117.7
Retained earnings	5.5
Accumulated other comprehensive income	0.9

Total stockholder’s equity	$124.1	$
Total capitalization	$465.6	$

(1)	As of March 31, 2006, we had approximately $35.1 million available for borrowing under the revolving portion of the senior secured credit facility, subject to certain conditions, after giving effect to approximately $24.9 million of letters of credit and bank guarantees outstanding thereunder. The credit facility has since been amended to increase the availability thereunder. See “The Transactions” and “Description of Indebtedness.”

(2)	This relates to the indebtedness of CEM, our subsidiary located in China.

(3)	2,423,746 shares issued and outstanding as of May 22, 2006.

(4)	To the extent we change the number of shares of common stock we sell in this offering from the shares we expect to sell or we change the initial public offering price from the $ per share assumed initial offering price, or any combination of these events occurs, our net proceeds from this offering and as adjusted additional paid-in capital may increase of decrease. A $0.25 increase (decrease) in the assumed initial public offering price per share of the common stock, assuming no change in the number of shares of common stock to be sold, would increase (decrease) the net proceeds that we receive in this offering (and accordingly that we dividend to our stockholders) and our as adjusted additional paid-in capital by $ million and an increase (decrease) of 1,000,000 shares from the expected number of shares to be sold in the offering, assuming no change in the assumed initial public offering price per share, would increase (decrease) our net proceeds from this offering and our as adjusted additional paid-in capital by approximately $ million.

DILUTION
      If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering. The net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities as of March 31, 2006, divided by the number of shares of our common stock that would have been held by our existing stockholders had the stock dividend of  additional shares, adjusted for the elimination of any fractional shares, to our existing stockholders shortly after the expiration of the underwriters’ over-allotment option, assuming no exercise of that option, been made as of                     , 2005. As of March 31, 2006, we had a net tangible book deficit of $           million, or $           per share. On a pro forma basis, after giving effect to:

•	the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the mid-point of the price range on the cover of this prospectus;

•	the payment of the $ million dividend that we intend to declare prior to the consummation of the offering to the existing stockholders;

•	the application of the estimated net proceeds as described under “Use of Proceeds;” and

•	the effect of any other pro forma adjustments
our pro forma net tangible book value as of March 31, 2006 would have been $           million, or $           per share of common stock. This represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $           per share to existing stockholders and an immediate dilution in net tangible book value of $           per share to new investors.
      The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$
Net tangible book deficit per share at March 31, 2006	$
Increase in net tangible book value per share attributable to new investors	$

Pro forma net tangible book deficit per share after the offering		$

Dilution per share to new investors		$

      A $0.25 increase (decrease) in the initial public offering price from the assumed initial public offering price of $          per share would decrease (increase) our net tangible book deficit after giving effect to this offering by approximately $           million, our pro forma net tangible book deficit per share after giving effect to the offering by $          per share and the dilution in net tangible book deficit per share to new investors in this offering by $          per share, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no other change to the number of shares offered by us as set forth on the cover page of this prospectus. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold in the offering, assuming no change in the initial public offering price from the price assumed above, would decrease (increase) our net tangible book deficit after giving effect to this offering by approximately $           million, decrease (increase) our pro forma net tangible book deficit per share after giving effect to this offering by $          per share, and increase (decrease) the dilution in net tangible book deficit per share to new investors in this offering by $          per share, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us. We will reduce the number of shares that we will issue to our existing stockholders in the stock dividend described in the first paragraph above by the number of shares sold to the underwriters pursuant to their over-allotment option. We will also pay to our existing stockholders a cash dividend equal to all proceeds we receive from any such sale to the underwriters. As a result, our pro forma net tangible book value will not be affected by the underwriters’ exercise of their over-allotment option.

      The following table summarizes, on the same pro forma basis as of March 31, 2006, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

(In millions)
Existing stockholders
New investors
Total
      Total consideration and average price per share paid by the existing stockholders in the table above give effect to the $           million dividend and the stock dividend of                      shares, adjusted for the elimination of any fractional shares, we intend to pay to the existing stockholders in connection with this offering. As the table indicates, the total consideration for the existing stockholders’ shares is $           million, with an average share price of $          , which means that the existing stockholders in the aggregate will have received $           million more than they originally invested.
      The number of shares held by existing stockholders will be reduced to the extent the underwriters exercise their over-allotment option. If the underwriters fully exercise their option, the existing stockholders will own a total of                      shares or approximately      % of our total outstanding shares which will decrease the average price paid by the existing stockholders per share to $          .
      To the extent that we grant options to our employees in the future, and those options are exercised or other issuances of common stock are made, there will be further dilution to new investors.

UNAUDITED PRO FORMA FINANCIAL INFORMATION
      The following unaudited pro forma financial information has been derived by the application of pro forma adjustments to the historical combined financial statements for the period from January 1, 2005 to October 16, 2005 and for the period from October 17, 2005 to December 31, 2005, and our consolidated financial statements for the three months ended March 31, 2006. The unaudited pro forma statements of operations for the year ended December 31, 2005 and the three months ended March 31, 2006 give effect to (i) the Acquisition, (ii) the notes offering of October 17, 2005 and the borrowings under our senior secured credit facility and (iii) this offering of common stock and the estimated use of proceeds from this offering, as if they had been consummated on January 1, 2005. The unaudited as adjusted balance sheet as of March 31, 2006 gives effect to this offering and the estimated use of proceeds from this offering, as if they had occurred on March 31, 2006. The adjustments necessary to fairly present this pro forma financial information have been made based on available information and in the opinion of management are reasonable and are described in the accompanying notes. The unaudited pro forma financial information should not be considered indicative of actual results that would have been achieved had these transactions been consummated on the respective dates indicated and do not purport to indicate results of operations as of any future date or for any future period. The assumptions used in the preparation of the unaudited pro forma financial information may not prove to be correct. You should read the unaudited pro forma financial information together with “Risk Factors,” “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus.

CHART INDUSTRIES, INC.
UNAUDITED AS ADJUSTED BALANCE SHEET
As of March 31, 2006

				As
	Historical	Offering Adjustments		Adjusted

	(In thousands)
Assets
Current Assets
Cash and cash equivalents	$19,462	(a	)
Accounts receivable, net	64,237
Inventories, net	53,596
Unbilled contract revenue	32,440
Prepaid expenses	3,096
Other current assets	14,176
Assets held for sale	3,084

Total current assets	190,091
Property, plant and equipment, net	66,205
Goodwill	236,810
Identifiable intangible assets, net	150,495
Other assets, net	12,882	(b	)

Total assets	$656,483

Liabilities and Stockholder’s Equity
Current liabilities
Accounts payable	$38,130
Customer advances and billings in excess of contract revenue	40,166
Accrued salaries, wages and benefits	14,503
Warranty reserve	3,760
Other current liabilities	18,385
Short-term debt	1,513	(b	)

Total current liabilities	116,457
Long-term debt	340,000	(b	)
Long-term deferred tax liabilities	56,038
Other long-term liabilities	19,842
Shareholder’s equity	124,146	(a	)(b)(c)(d)

Total liabilities and shareholder’s equity	$656,483

(a)	Reflects payment, using cash on-hand, of $ of expenses in connection with this offering and $39,237 of cash received upon the exercise by FR X Chart Holdings LLC of its warrant and the exercise by certain members of management of their rollover options.

(b)	Reflects the use of a portion of the proceeds from the offering, net of fees and expenses, to repay $ of term loans under our senior secured credit facility and the write-off of deferred financing costs of $ . See “Use of Proceeds.”

(c)	Reflects the assumed gross proceeds of $ from the offering, net of fees and expenses of $ . On a pro forma basis as of March 31, 2006, $ of the net proceeds from the offering is assumed to be used to pay a dividend to our existing stockholders. See “Use of Proceeds.”

(d)	In addition, reflects the issuance of 704,850 shares pursuant to the exercise of FR X Chart Holdings LLC’s warrant and the exercise by certain members of management of their rollover options.

CHART INDUSTRIES, INC.
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
Year Ended December 31, 2005

	Reorganized	Successor
							Pro Forma
	January 1,	October 17,			Pro Forma		As Adjusted
	2005 to	2005 to			Year Ended		Year Ended
	October 16,	December 31,	Pro Forma		December 31,	Offering	December 31,
	2005(1)	2005(2)	Adjustments(3)		2005	Adjustments(4)	2005

	(In thousands except per share data)
Sales	$305,497	$97,652	$—		$403,149	$—	$403,149
Cost of sales	217,284	75,733	—		293,017	—	293,017

Gross profit	88,213	21,919	—		110,132	—	110,132
Selling, general and administrative expenses	59,826	16,632	8,306	(a)(b)	84,764	—	84,764
Acquisition expenses	6,602	—	—		6,602	—	6,602
Employee separation and plant closure costs	1,057	139	—		1,196	—	1,196
(Gain) Loss on sale of assets	(131)	78	—		(53)	—	(53)

	67,354	16,849	8,306		92,509	—	92,509

Operating income (loss)	20,859	5,070	(8,306)		17,623	—	17,623
Other expense (income)
Interest expense, net	4,192	5,565	17,681	(c)	27,438	—	27,438
Financing costs amortization	—	308	1,171	(d)	1,479	—	1,479
Derivative contracts valuation expense (income)	(28)	(9)	—		(37)	—	(37)
Foreign currency loss (gain)	659	101	—		760	—	760

	4,823	5,965	18,852		29,640	—	29,640

(Loss) income from operations before income taxes and minority interest	16,036	(895)	(27,158)		(12,017)	—	(12,017)
Income tax (benefit) expense	7,159	(441)	(10,320	)(e)	(3,602)	—	(3,602)

(Loss) income from operations before minority interest	8,877	(454)	(16,838)		(8,415)	—	(8,415)
Minority interest, net of taxes	(19)	(52)	—		(71)	—	(71)

Net (loss)	$8,858	$(506)	$(16,838)		$(8,486)	$—	$(8,486)

Basic and Diluted Earnings Per Share Data(5)(6)
Basic (loss) earnings per share(7)	$1.65	$(0.29)
Diluted (loss) earnings per share(7)	$1.57	(0.29)
Weighted-average shares—basic	5,366	1,719
Weighted-average shares—diluted	5,649	1,719

CHART INDUSTRIES, INC.
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
Three Months Ended March 31, 2006

	Successor				Pro Forma
			Pro Forma		As Adjusted
	Three Months		Three Months		Three Months
	Ended		Ended		Ended
	March 31,	Pro Forma	March 31,	Offering	March 31,
	2006	Adjustments(3)	2006	Adjustments(4)	2006

	(In thousands except per share data)
Sales	$120,840	$—	$120,840	$—	$120,840
Cost of sales	83,853	—	83,853	—	83,853

Gross profit	36,987	—	36,987	—	36,987
Selling, general and administrative expenses	21,039		21,039	—	21,039
Employee separation and plant closure costs	162	—	162	—	162

	21,201	—	21,201	—	21,201

Operating income (loss)	15,786	—	15,786	—	15,786
Other expense (income)
Interest expense, net	6,545	—	6,545	—	6,545
Financing costs amortization	370	—	370	—	370
Foreign currency loss (gain)	(148)	—	(148)	—	(148)

	6,767	—	6,767	—	6,767

Income from operations before income taxes and minority interest	9,019	—	9,019	—	9,019
Income tax (benefit) expense	2,980	—	2,980	—	2,980

Income from operations before minority interest	6,039	—	6,039	—	6,039
Minority interest, net of taxes	6	—	6	—	6

Net income	$6,045	$—	$6,045	$—	$6,045

Basic and Diluted Earnings Per Share Data(5)(6)
Basic earnings per share(7)	$3.52
Diluted earnings per share(7)	3.38
Weighted-average shares — basic	1,719
Weighted-average shares — diluted	1,791

Our capital structure changed as a result of the Acquisition. Due to required purchase accounting adjustments relating to such transaction, the consolidated financial and other information for the period subsequent to the Acquisition, which we refer to as the 2005 Successor Period, is not comparable to such information for the periods prior to the Acquisition, which we refer to as the 2005 Reorganized Period. The pro forma information, including the allocation of the purchase price, is based on management’s estimates and valuations of the tangible and intangible that were acquired.

(1)	The amounts in this column represent the reported results of Chart Industries, Inc. prior to the Acquisition, from January 1, 2005 through October 16, 2005.
(2)	The amounts in this column represent the reported results of Chart Industries, Inc. subsequent to the Acquisition, for the period from October 17, 2005 to December 31, 2005.
(3)	The amounts in this column represent the adjustments to reflect the pro forma impact of the Acquisition as follows:

(a)	Reflects the adjustment to historical expense for management fees of $306 charged by our Reorganized Company majority shareholders, which are not charged by First Reserve.
(b)	Reflects the adjustment to historical expense for the change in amortization expense due to the revaluation of our identifiable finite-lived intangible assets in purchase accounting. Annual amortization expense under the new basis of accounting is estimated to be $14,271, of which $2,973 was recognized during the 2005 Successor Period, and $2,686 of amortization expense relating to finite-lived intangibles assets was recorded during the 2005 Reorganized Period, resulting in a pro forma adjustment of $8,612.

(c)	Reflects the adjustment to historical interest expense for interest on the senior secured credit facility entered into in conjunction with the Acquisition of $11,925 assuming an outstanding balance of $180,000 and an interest rate of 6.625% per annum. This interest rate is variable and was calculated as LIBOR plus 2.00%, which is equal to the 180-day LIBOR interest rate contract that we entered into on November 21, 2005 under the credit facility. A 0.125% change in the variable interest rate would affect pro forma income before taxes by $225. Also, reflects the adjustment to historical interest expense for interest on the notes issued in conjunction with the Acquisition of $15,513, assuming an outstanding balance of $170,000 and a fixed interest rate of 9.125% per annum. During the 2005 Successor Period, $5,565 of interest expense was recorded for the senior secured credit facility and the notes and $4,192 of interest expense was recorded in the 2005 Reorganized Period for our then existing senior credit facility. This results in a pro forma adjustment of $17,681.

(d)	Reflects the adjustment to historical expense for the change in amortization expense for deferred financing costs that were paid in conjunction with the Acquisition. The annual amortization expense is estimated to be $1,479, of which $308 was recorded in the 2005 Successor Period, and no amortization expense was recorded in the 2005 Reorganized Period, resulting in a pro forma adjustment of $1,171.
(e)	Reflects the income tax of our pro forma adjustments to the income statement at an estimated statutory tax rate of 38%.

(4)	The amounts in this column represent the adjustments to reflect the pro forma impact of this offering and the estimated use of proceeds therefrom.
(5)	Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds would be necessary to repay any debt or to pay any dividend as reflected in the pro forma adjustments. Therefore, pro forma weighted average shares for purposes of the unaudited pro forma basic and diluted earnings per share calculation, has been adjusted to reflect (i) the -for-one stock split we expect to effect immediately prior to the consummation of this offering and (ii) the stock dividend of shares, adjusted for the elimination of any fractional shares, to our existing stockholders that will be made shortly after the expiration of the underwriters’ over-allotment option assuming no exercise of that option, and includes shares of our common stock being offered hereby and the stock dividend of shares.

(6)	The basic and diluted loss per share for the 2005 Successor Period are the same because incremental shares issuable upon conversion are anti-dilutive. For the three months ended March 31, 2006, the incremental shares issuable upon conversion of stock options and exercise of stock warrants are 66 and 6, respectively. For the purposes of computing diluted earnings per share, weighted average common share equivalents do not include 239,286 and 164,000 warrants and stock options for the 2005 Successor Period and 77,211 stock options for the three months ended March 31, 2006 as the effect would be anti-dilutive.

(7)	Pro forma basic earnings (loss) per common share is computed by dividing earnings (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Pro forma diluted earnings per common share is computed by dividing earnings (loss) available to common stockholders by the sum of weighted average common shares outstanding plus dilutive incremental common shares for the period. Pro forma basic and diluted common shares also include the number of shares from this offering whose proceeds were used for the repayment of debt.
      The following table sets forth the computation of pro forma basic and diluted net income (loss) per share (in millions, except per share amounts):

Pro Forma
	Pro Forma	Three Months
	Year Ended	Ended
	December 31,	March 31,
	2005	2006

Basic and diluted pro forma net income per common share:
Numerator:
Net income	$

Denominator:
Weighted average common shares outstanding
Less: Weighted average unvested common shares subject to repurchase or cancellation
Add:
Shares from this offering whose proceeds would be used for the repayment of debt(l)
Shares from this offering whose proceeds would be used for the payment of a dividend(2)

Denominator for basic calculation
Effect for dilutive securities:
Add: Weighted average stock options and unvested common shares subject to repurchase or cancellation

Denominator for diluted calculation

Pro forma net income per common share—basic	$

Pro forma net income per common share—diluted	$

(1)	Calculated as $ million of proceeds to be used in the redemption of debt, including redemption premiums and accrued interest thereon through the anticipated date of redemption, divided by the offering proceeds of $ per share, net of issuance costs and expenses.

(2)	Calculated as $ million of proceeds to be used in the payment of a dividend, divided by the offering proceeds of $ per share, net of issuance costs and expenses.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
      The financial statements referred to as the Predecessor Company financial statements include the consolidated audited financial statements of Chart Industries, Inc. and its subsidiaries prior to our Chapter 11 bankruptcy proceedings. Our emergence from Chapter 11 bankruptcy proceedings resulted in a new reporting entity and the adoption of Fresh-Start accounting in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by entities in Reorganization Under the Bankruptcy Code.” The financial statements referred to as the Reorganized Company financial statements include the consolidated audited financial statements of Chart Industries, Inc. and its subsidiaries after our emergence from Chapter 11 bankruptcy proceedings and prior to the Acquisition and related financing thereof. The financial statements referred to as the Successor Company financial statements include the consolidated audited financial statements of Chart Industries, Inc. and its subsidiaries after the Acquisition and the related financing thereof.
      The following table sets forth the selected historical consolidated financial information as of the dates and for each of the periods indicated. The Predecessor Company selected historical consolidated financial data as of and for the years ended December 31, 2001 and 2002 is derived from our audited financial statements for such periods which have been audited by Ernst & Young LLP, an independent registered public accounting firm, and which are not included in this prospectus. The Predecessor Company selected historical consolidated financial data for the nine months ended September 30, 2003 is derived from our audited financial statements for such period included elsewhere in this prospectus, which have been audited by Ernst & Young LLP. The Predecessor Company selected historical consolidated financial data as of September 30, 2003 and the Reorganized Company selected historical consolidated financial data as of December 31, 2003 and October 16, 2005 are derived from our audited financial statements for such periods which have been audited by Ernst & Young LLP, and which are not included in this prospectus. The Reorganized Company selected historical consolidated financial data for the three months ended December 31, 2003, as of and for the year ended December 31, 2004 and for the period from January 1, 2005 to October 16, 2005 is derived from our audited financial statements for such periods included elsewhere in this prospectus, which have been audited by Ernst & Young LLP. The Successor Company selected historical consolidated financial statements and other data as of December 31, 2005 and for the period from October 17, 2005 to December 31, 2005 is derived from our audited financial statements for such period included elsewhere in this prospectus, which have been audited by Ernst & Young LLP. The selected historical consolidated financial information for the Reorganized Company for the three months ended March 31, 2005 has been derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus, which have been prepared on a basis consistent with the audited financial statements included elsewhere in this prospectus. The selected historical consolidated financial information for the Successor Company as of and for the three months ended March 31, 2006 has been derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus, which have been prepared on a basis consistent with the audited financial statements included elsewhere in this prospectus. In the opinion of management, such unaudited financial information reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods.
      You should read the following table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, included elsewhere in this prospectus.

	Predecessor Company			Reorganized Company				Successor Company

				Three			Three		Three
	Years Ended		Nine Months	Months		January 1,	Months	October 17,	Months
	December 31,		Ended	Ended	Year Ended	2005 to	Ended	2005 to	Ended
			September 30,	December 31,	December 31,	October 16,	March 31,	December 31,	March 31,
	2001	2002	2003	2003	2004	2005	2005	2005	2006

	(In thousands, except per share data)
Statement of Operations Data:
Sales	$305,288	$276,353	$197,017	$68,570	$305,576	$305,497	$85,170	$97,652	$120,840
Cost of sales(1)	226,266	205,595	141,240	52,509	211,770	217,284	60,532	75,733	83,853

Gross profit	79,022	70,758	55,777	16,061	93,806	88,213	24,638	21,919	36,987
Selling, general and administrative expenses	55,128	65,679	44,211	14,147	53,374	59,826	14,401	16,632	21,039
Restructuring and other operating expenses, net(2)(3)	6,329	104,477	13,503	994	3,353	7,528	604	217	162

	61,457	170,156	57,714	15,141	56,727	67,354	15,005	16,849	21,201

Operating income (loss)	17,565	(99,398)	(1,937)	920	37,079	20,859	9,633	5,070	15,786
Interest expense, net(4)	24,465	19,176	10,300	1,344	4,712	4,164	985	5,556	6,545
Other expense (income)	1,567	4,240	(3,737)	(350)	(465)	659	21	409	222

	26,032	23,416	6,563	994	4,247	4,823	1,006	5,965	6,767

(Loss) income from continuing operations before income taxes and minority interest	(8,467)	(122,814)	(8,500)	(74)	32,832	16,036	8,627	(895)	9,019
Income tax (benefit) expense	398	11,136	1,755	(125)	10,134	7,159	3,071	(441)	2,980
(Loss) income from continuing operations before minority interest	(8,865)	(133,950)	(10,255)	51	22,698	8,877	5,556	(454)	6,039
Minority interest, net of taxes and other	(199)	(52)	(63)	(20)	(98)	(19)	(21)	(52)	6

(Loss) income from continuing operations	(9,064)	(134,002)	(10,318)	31	22,600	8,858	5,535	(506)	6,045
Income from discontinued operation, including gain on sale, net of tax(5)	3,906	3,217	3,233	—	—	—	—	—	—

Net (loss) income	$(5,158)	$(130,785)	$(7,085)	$31	$22,600	$8,858	$5,535	$(506)	$6,045

(Loss) Earnings per share data(6):
Basic (loss) earnings per share	$(0.21)	$(5.22)	$(0.27)	$0.01	$4.22	$1.65	$1.03	$(0.29)	$3.52
Diluted (loss) earnings per share	$(0.21)	$(5.22)	$(0.27)	$0.01	$4.10	$1.57	$0.99	$(0.29)	$3.38
Weighted average shares — basic	24,573	25,073	26,336	5,325	5,351	5,366	5,358	1,719	1,719
Weighted average shares — diluted	24,573	25,073	26,336	5,325	5,516	5,649	5,609	1,719	1,791
Cash Flow Data:
Cash provided by (used in) operating activities	$7,458	$5,249	$19,466	$4,988	$35,059	$15,641	$(4,063)	$18,742	$12,327
Cash (used in) provided by investing activities	(6,261)	1,288	15,101	154	(3,317)	(20,799)	(1,629)	(362,250)	(2,566)
Cash (used in) provided by financing activities	504	(17,614)	(15,907)	(13,976)	(35,744)	1,708	(624)	348,489	(5,839)
Other Financial Data:
Depreciation and amortization(7)	$17,783	$14,531	$9,260	$2,225	$8,490	$6,808	$1,944	$4,396	$5,194

	2Predecessor Company			Reorganized Company			Successor Company

	As of
	December 31,		As of	As of	As of	As of	As of		As of
			September 30,	December 31,	December 31,	October 16,	December 31,		March 31,
	2001	2002	2003	2003	2004	2005	2005		2006

	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$11,801	$7,225	$27,815	$18,600	$14,814	$11,470	$15,433		$19,462
Working capital(8)	57,438	48,563	35,826	47,161	51,292	43,486	55,454		55,685
Total assets	408,980	279,294	299,745	299,637	307,080	343,107	641,806	(10)	656,483	(10)
Long-term debt(9)	259,120	1,161	122,537	109,081	76,406	74,480	345,000		340,000
Total debt(9)	272,083	263,900	126,012	112,561	79,411	80,943	347,304		341,513
Shareholders’ equity (deficit)	49,340	(81,617)	89,865	90,807	115,640	121,321	116,330		124,146

(1)	In March 2003, we completed the closure of our Wolverhampton, United Kingdom manufacturing facility, operated by CHEL. On March 28, 2003, CHEL filed for voluntary administration under the U.K. Insolvency Act of 1986. CHEL’s application for voluntary administration was approved on April 1, 2003 and an administrator was appointed. In accordance with SFAS No. 94, “Consolidation of All Majority-Owned Subsidiaries,” we are not consolidating the accounts or financial results of CHEL subsequent to March 28, 2003 due to the assumption of control of CHEL by the insolvency administrator. Effective March 28, 2003, we recorded a non-cash impairment charge of $13.7 million to write off our net investment in CHEL.

(2)	In 2002, we recorded a non-cash impairment charge of $92.4 million to write off non-deductible goodwill of the D&S segment. Further information about this charge is found in Note A to our audited consolidated financial statements included elsewhere in this prospectus.

(3)	In September 2003, in accordance with Fresh-Start accounting, all assets and liabilities were adjusted to their fair values. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion. The adjustment to record the assets and liabilities at fair value resulted in net other income of $5.7 million. Further information about the adjustment is located in Note A to our audited consolidated financial statements included elsewhere in this prospectus.

(4)	Includes derivative contracts valuation income or expense for interest rate collars to manage interest exposure relative to term debt.

(5)	This relates to the sale of our former Greenville Tube, LLC business in July 2003. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information.

(6)	The basic and diluted loss per share for the years ended December 31, 2001 and 2002, the nine months ended September 30, 2003 and the 2005 Successor Period are the same because incremental shares issuable upon conversion are anti-dilutive.

(7)	Includes financing costs amortization for the years ended December 31, 2001 and 2002, the nine months ended September 30, 2003 and the 2005 Successor Period of $1.5 million, $3.2 million, $1.7 million and $0.3 million, respectively.

(8)	Working capital is defined as current assets excluding cash minus current liabilities excluding short-term debt.

(9)	As of December 31, 2002, we were in default on our senior debt due to violation of financial covenants. In April 2003, the lenders under our then-existing credit facility waived all defaults existing at December 31, 2002 and through April 30, 2003. Since the waiver of defaults did not extend until January 1, 2004, this debt was classified as a current liability on our consolidated balance sheet as of December 31, 2002.

(10)	Includes $236.7 million of goodwill and $154.1 million of finite-lived and indefinite-lived intangible assets as of December 31, 2005. Includes $236.8 million of goodwill and $150.5 million of finite-lived and indefinite- lived intangible assets as of March 31, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis of our results of operations includes periods prior to the consummation of the Acquisition and periods after the consummation of the Acquisition. Accordingly, the discussion and analysis of historical periods does not reflect fully the significant impact that the Acquisition will have on us, including significantly increased leverage and liquidity requirements. You should read the following discussion of our results of operations and financial condition in conjunction with the “Selected Historical Consolidated Financial Data” and “Unaudited Pro Forma Financial Information” sections and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Actual results may differ materially from those discussed below. This discussion contains forward-looking statements. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of certain of the uncertainties, risks and assumptions associated with these statements.
Overview
      We are a leading independent global manufacturer of highly engineered equipment used in the production, storage and end-use of hydrocarbon and industrial gases. We supply engineered equipment used throughout the liquid gas supply chain globally. The largest portion of end-use applications for our products is energy-related. We are a leading manufacturer of standard and engineered equipment primarily used for low-temperature and cryogenic applications. We have developed an expertise in cryogenic systems and equipment, which operate at low temperatures sometimes approaching absolute zero (0° Kelvin; -273° Centigrade; -459° Fahrenheit). The majority of our products, including vacuum-insulated containment vessels, heat exchangers, cold boxes and other cryogenic components, are used throughout the liquid gas supply chain for the purification, liquefaction, distribution, storage and use of hydrocarbon and industrial gases.
      For the three months ended March 31, 2006, we experienced a significant increase in our operating results compared to the three months ended March 31, 2005, primarily due to growth in the global hydrocarbon processing and industrial gas markets served by our E&C and D&S segments and growth and penetration of the international medical respiratory therapy market served by our Biomedical segment. Sales for the three months ended March 31, 2006 were $120.8 million compared to sales of $85.2 million for the three months ended March 31, 2005, reflecting an increase of $35.6 million, or 41.8%. Our gross profit for the first three months of 2006 was $37.0 million, or 30.6% of sales, as compared to $24.6 million, or 28.9% of sales, for the same period in 2005. Increased sales volume in all three of our operating segments, product price increases in the D&S segment, favorable product sales mix in our E&C segment and the improved manufacturing productivity in our medical respiratory product line, as a result of completing the transition of production from Burnsville, Minnesota to Canton, Georgia in late 2005, were contributing factors to the growth in our gross profit and related margin in 2006.
      In 2005, we experienced increased orders, backlog, sales and gross profit compared to 2004, which was primarily driven by continued growth in the global industrial and hydrocarbon processing markets served by our D&S and E&C segments. Combined orders for 2005 were $511.2 million, which represented an increase of $118.4 million, or 30.1%, compared to 2004 orders of $392.8 million, while backlog was $233.6 million at December 31, 2005 compared to $129.3 million at December 31, 2004, and represented growth of 80.7%. In 2005, combined sales were $403.1 million compared to sales in 2004 of $305.6 million, reflecting an increase of $97.5 million, or 31.9%. Our combined gross profit in 2005 was $110.1 million, or 27.3% of sales, and gross profit in 2004 was $93.8 million, or 30.7% of sales. While we benefited from higher volumes in 2005, our combined gross profit was negatively impacted by an $8.9 million, or 2.2% of sales, non-cash charge for adjusting inventory to fair value as a result of the Acquisition and higher manufacturing costs due to the move of our medical respiratory product line production from Burnsville, Minnesota to Canton, Georgia.
      As a result of the continued growth in many of the markets we serve, our present and anticipated customer order trends, our backlog level of $237.0 million as of March 31, 2006, and our focus on energy-related industries, we presently expect to experience continued sales and earnings growth for the remaining nine months of 2006. We also believe that our cash flow from operations, available cash and available borrowings under the senior secured credit facility should be adequate to meet our working capital, capital expenditure, debt service and other funding requirements for the remaining nine months of 2006.
      On August 2, 2005, Chart Industries, Inc. entered into an agreement and plan of merger with certain of its then-existing stockholders, or the Principal Stockholders, First Reserve and CI Acquisition to purchase shares of common stock owned by the Principal Stockholders. The Acquisition closed on October 17, 2005. First Reserve contributed $111.3 million, which was used to fund a portion of the Acquisition. The remainder of the cash needed to finance the Acquisition, including related fees and expenses, was provided by proceeds of $170.0 million from the issuance of senior subordinated notes due 2015 and borrowings under the senior secured credit facility. See “The Transactions.” We refer to our company after the Acquisition as the “Successor Company.”
      On May 26, 2006, we acquired Cooler Service, which will become a part of our E&C segment. Our results of operations for the last seven months of 2006 will include the results from the Cooler Service business. See “Prospectus Summary — Recent Developments.”
Chapter 11 Filing and Emergence
      On July 8, 2003, we and all of our then majority-owned U.S. subsidiaries, which we refer to as the Predecessor Company, filed voluntary petitions for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code to implement an agreed upon senior debt restructuring plan through a pre-packaged plan of reorganization. On September 15, 2003, we, as reorganized, the Reorganized Company, and all of our then majority-owned U.S. subsidiaries emerged from Chapter 11 proceedings pursuant to the Amended Joint Prepackaged Reorganization Plan of Chart Industries, Inc. and Certain Subsidiaries, dated September 3, 2003.
      Our emergence from Chapter 11 bankruptcy proceedings resulted in a new reporting entity and the adoption of fresh-start accounting in accordance with the American Institute of Certified Public Accountants, or AICPA, Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code”, or SOP 90-7, or Fresh-Start accounting. We used September 30, 2003 as the date for adopting Fresh-Start accounting in order to coincide with our normal financial closing for the month of September 2003. Upon adoption of Fresh-Start accounting, a new reporting entity was deemed to be created and the recorded amounts of assets and liabilities were adjusted to reflect their estimated fair values. Accordingly, the reported historical financial statements of the Predecessor Company prior to the adoption of Fresh-Start accounting for periods ended prior to September 30, 2003 are not necessarily comparable to those of the Reorganized Company. In this prospectus, references to our nine-month period ended September 30, 2003 and all periods ended prior to September 30, 2003 refer to the Predecessor Company.
      SOP 90-7 requires that financial statements for the period following the Chapter 11 filing through the bankruptcy confirmation date distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, revenues, expenses, realized gains and losses and provisions for losses directly associated with the reorganization and restructuring of the business, including adjustments to fair value assets and liabilities and the gain on the discharge of pre-petition debt, were reported separately as reorganization items, net, in the other income (expense) section of the Predecessor Company’s consolidated statement of operations for the nine months ended September 30, 2003. In accordance with Fresh-Start accounting, all assets and liabilities were recorded at their respective fair values as of September 30, 2003. Such fair values represented our best estimates based on independent appraisals and valuations. In applying Fresh-Start accounting, adjustments to reflect the fair value of assets and liabilities, on a net basis, and the restructuring of our capital structure and resulting discharge of the senior lenders’ pre-petition debt, resulted in net other income of $5.7 million in the nine months ended September 30, 2003. The reorganization value exceeded the fair value of the Reorganized Company’s assets and liabilities, and this excess is reported as reorganization value in excess of amounts allocable to identifiable assets in the Reorganized Company’s consolidated balance sheet.

Operating Results
      The following table sets forth the percentage relationship that each line item in our consolidated statements of operations represents to sales for the nine months ended September 30, 2003, the three months ended December 31, 2003, the year ended December 31, 2004, the period from January 1, 2005 to October 16, 2005, which we refer to as the 2005 Reorganized Period, the three months ended March 31, 2005, the period from October 17, 2005 to December 31, 2005, which we refer to as the 2005 Successor Period, and the three months ended March 31, 2006. The Predecessor, Reorganized and Successor Company are further described in our audited financial statements and related notes thereto included elsewhere in this prospectus.

	Predecessor
	Company	Reorganized Company				Successor Company

	Nine Months	Three Months		January 1,	Three Months	October 17,	Three Months
	Ended	Ended	Year Ended	2005 to	Ended	2005 to	Ended
	September 30,	December 31,	December 31,	October 16,	March 31,	December 31,	March 31,
	2003	2003	2004	2005	2005	2005	2006

Sales	100.0%	100.0%	100.0%	100%	100.0%	100.0%	100%
Cost of sales(1)	71.7	76.6	69.3	71.1	71.1	77.6	69.4
Gross profit	28.3	23.4	30.7	28.9	28.9	22.4	30.6
Selling, general and administrative expenses(2)(3)(4)(5)(6)	22.5	20.6	17.5	19.6	16.9	17.0	17.4
Acquisition expense(7)	0.0	0.0	0.0	2.2	0.0	0.0	0.0
Employee separation and plant closure costs	0.4	1.5	1.0	0.3	0.7	0.1	0.1
(Loss) gain on sale of assets	0.5	0.1	0.0	0.0	0.0	(0.1)	0.0
Loss on insolvent subsidiary	6.9	0.0	0.0	0.0	0.0	0.0	0.0
Equity expense in joint venture	0.0	0.1	0.0	0.0	0.0	0.0	0.0
Operating income (loss)	(1.0)	1.3	12.2	6.8	11.3	5.2	13.1
Interest expense, net	(5.0)	(2.1)	(1.6)	(1.4)	(1.2)	(5.7)	(5.4)
Financing costs amortization	(0.9)	0.0	0.0	0.0	0.0	(0.3)	(0.3)
Derivative contracts valuation income (expense)	(0.2)	0.1	0.0	0.0	0.0	0.0	0.0
Foreign currency income (loss)	(0.1)	0.5	0.1	(0.2)	0.0	(0.1)	0.1
Reorganization items, net	2.8	0.0	0.0	0.0	0.0	0.0	0.0
Income tax (benefit) expense	0.8	(0.2)	3.3	2.3	3.6	(0.5)	2.5
(Loss) income from continuing operations	(5.2)	0.0	7.4	2.9	6.5	(0.4)	5.0
Income from discontinued operation, including gain on sale, net of tax	1.6	0.0	0.0	0.0	0.0	0.0	0.0
Net (loss) income	(3.6)	0.0	7.4	2.9	6.5	(0.4)	5.0

(1)	Includes non-cash inventory valuation charges of $9.0 million, $0.6 million, $0.2 million, $5.4 million, and $0.5 million, representing 9.2%, 0.2%, 0.1%, 7.9%, and 0.2%, of sales, for the 2005 Successor Period, the 2005 Reorganized Period, the year ended December 31, 2004, the three months ended December 31, 2003, and the nine months ended September 30, 2003, respectively.

(2)	Includes $1.5 million, $0.7 million, and $6.4 million, representing 0.5%, 0.2%, and 3.2% of sales, for claim settlements, professional fees incurred by us related to our debt restructuring and bankruptcy reorganization activities for the 2005 Reorganized Period, the year ended December 31, 2004, and the nine months ended September 30, 2003, respectively.

(3)	Includes stock-based compensation expense of $0.3 million, $0.4 million, $0.6 million $9.5 million, and $2.4 million, representing 0.3%, 0.4%, 0.7% 3.1%, and 0.8% of sales, for the three months ended

March 31, 2006, the 2005 Successor Period, the three months ended March 31, 2005, the 2005 Reorganized Period, and the year ended December 31, 2004, respectively.

(4)	Includes charges and losses related to damages caused by Hurricane Rita of $0.2 million, $0.4 million and $1.1 million, representing 0.4% and 0.4% of sales, for the three months ended March 31, 2006, the 2005 Successor Period and the 2005 Reorganized Period, respectively.

(5)	Includes a charge for the settlement of former shareholders’ appraisal rights claims related to the Acquisition of $0.5 million, or 0.5% of sales, and a charge for the write-off of purchased in-process research and development of $2.8 million, or 0.1% of sales, for the 2005 Successor Period and the 2005 Reorganized Period, respectively.

(6)	Includes amortization expense for intangible assets of $3.6 million, $3.0 million, $0.7 million, $2.7 million, $2.8 million, $0.7 million, and $1.2 million, representing 3.0%, 3.0%, 0.8%, 0.9%, 0.9%, 1.0%, and 0.6%, of sales, for the three months ended March 31, 2006, the 2005 Successor Period, the three months ended March 31, 2005, the 2005 Reorganized Period, the year ended December 31, 2004, the three months ended December 31, 2003, and the nine months ended September 30, 2003, respectively.

(7)	Represents expenses incurred by us related to the Acquisition.
Segment Information
      The following table sets forth sales, gross profit, gross profit margin and operating income or loss for our operating segments for the periods indicated during the last three years:

	Predecessor
	Company	Reorganized Company				Successor Company

	Nine Months	Three Months		January 1,	Three Months	October 17,	Three Months
	Ended	Ended	Year Ended	2005 to	Ended	2005 to	Ended
	September 30,	December 31,	December 31,	October 16,	March 31,	December 31,	March 31,
	2003	2003	2004	2005	2005	2005	2006

		(Dollars in thousands)
Sales
Energy & Chemicals	$42,910	$15,699	$69,609	$86,920	$23,663	$34,135	$41,174
Distribution and Storage	102,469	37,863	162,508	161,329	44,665	47,832	60,318
BioMedical	51,638	15,008	73,459	57,248	16,842	15,685	19,348

Total	$197,017	$68,570	$305,576	$305,497	$85,170	$97,652	$120,840

Gross Profit
Energy & Chemicals	$12,683	$5,405	$21,475	$23,391	$5,996	$10,494	$11,648
Distribution and Storage	25,515	8,682	46,588	47,120	13,571	8,861	18,822
BioMedical	17,579	1,974	25,743	17,702	5,071	2,564	6,517

Total	$55,777	$16,061	$93,806	$88,213	$24,638	$21,919	$36,987

Gross Profit Margin
Energy & Chemicals	29.6%	34.4%	30.9%	26.9%	25.3%	30.7%	28.3%
Distribution and Storage	24.9%	22.9%	28.7%	29.2%	30.4%	18.5%	31.2%
BioMedical	34.0%	13.2%	35.0%	30.9%	30.1%	16.4%	33.7%
Total	28.3%	23.4%	30.7%	28.9%	28.9%	22.4%	30.6%
Operating (Loss) Income
Energy & Chemicals	$(8,694)	$3,298	$11,545	$13,717	$3,576	$5,092	$5,933
Distribution & Storage	9,112	1,613	27,951	27,005	8,364	3,947	11,053
BioMedical	12,381	(479)	14,208	8,343	2,115	714	3,714
Corporate	(14,736)	(3,512)	(16,625)	(28,206)	(4,422)	(4,683)	(4,914)

Total	$(1,937)	$920	$37,079	$20,859	$9,633	$5,070	$15,786

     We moved the management and reporting of the LNG alternative fuel systems product line from the E&C segment to the D&S segment effective December 31, 2004. All segment information for all previous periods has been restated to conform to this presentation.
Results of Operations for the Three Months Ended March 31, 2006 and 2005

Sales
      Sales for the three months ended March 31, 2006 were $120.8 million compared to $85.2 million for the three months ended March 31, 2005, reflecting an increase of $35.6 million, or 41.8%. E&C segment sales were $41.2 million for the three months ended March 31, 2006 compared to sales of $23.6 million for three months ended March 31, 2005, which reflected an increase of $17.6 million or 74.6%. This increase in sales resulted primarily from higher volumes in both heat exchangers, and cold boxes and LNG vacuum-insulated pipe, which we collectively refer to as process systems, which were driven by continued growth in the LNG and natural gas segments of the of the hydrocarbon processing market. D&S segment sales increased $15.6 million, or 35.0%, to $60.3 million for the three months ended March 31, 2006 compared to sales of $44.7 million for the three months ended March 31, 2005. Sales of bulk storage systems and packaged gas systems increased $12.9 million and $2.7 million, respectively, for the three months ended March 31, 2006 compared to the same period in 2005, primarily due to higher volume as a result of continued growth in the global industrial gas market, and to a lesser extent as a result of price increases. BioMedical segment sales for the three months ended March 31, 2006 were $19.3 million compared to $16.8 million for the three months ended March 31, 2005, which reflected an increase of $2.5 million or 14.9%. Medical respiratory product sales increased $1.9 million, primarily due to higher international volume resulting from growth in, and our continued penetration of the European and Asian markets. Medical respiratory product sales in the U.S. declined in the 2006 period compared to the 2005 period, principally due to U.S. government reimbursement reductions for liquid oxygen therapy systems announced in late 2005. MRI and other product sales increased $0.5 million on higher volume. Biological storage systems sales increased $0.1 million, primarily due to higher volume in the U.S. market.

Gross Profit and Margin
      Gross profit for the three months ended March 31, 2006 was $37.0 million, or 30.6% of sales, versus $24.6 million, or 28.9% of sales, for the three months ended March 31, 2005 and reflected an increase of $12.4 million, or 1.7 percentage points. E&C segment gross profit increased $5.7 million in the three months ended March 31, 2006 compared to the three months ended March 31, 2005, primarily due to increased sales volume in both heat exchangers and process systems. The E&C segment gross profit margin increased 3.0 percentage points, primarily due to favorable project mix and higher production throughput. Gross profit for the D&S segment increased $5.3 million, or 0.8 percentage points, in the three months ended March 31, 2006 compared to the three months ended March 31, 2005, primarily due to higher sales volume and product price increases in both bulk storage and packaged gas systems. BioMedical gross profit increased $1.4 million, or 3.6 percentage points, in the three months ended March 31, 2006 compared to the three months ended March 31, 2005, primarily due to higher sales volume. In addition, the increase in the gross profit margin for the three months ended March 31, 2006 was primarily attributable to improved manufacturing productivity for the medical respiratory product line. In the three months ended March 31, 2005, we incurred higher manufacturing costs as result of transitioning this product line’s manufacturing from Burnsville, Minnesota to Canton, Georgia.

Selling, General and Administrative Expenses, or SG&A
      SG&A expenses for the three months ended March 31, 2006 were $21.0 million, or 17.4% of sales, compared to $14.4 million, or 16.9% of sales for the three months ended March 31, 2005. This increase in SG&A expenses included $2.9 million, or 2.4% of sales, of higher amortization expense associated with definite-lived intangible assets that were recorded at fair value under purchase accounting at October 17, 2005 as a result of the Acquisition, which is further discussed by operating segment below. SG&A expenses for the E&C segment were $5.7 million for the three months ended March 31, 2006 compared to $2.4 million for the three months ended March 31, 2005, an increase of $3.3 million. This increase for the E&C segment was primarily the result of higher employee-related expenses to support business growth, higher amortization expense of $1.3 million and $0.2 million of expenses incurred related to the damage caused by Hurricane Rita at our New Iberia, Louisiana facilities. D&S segment SG&A expenses for the three months ended March 31, 2006 were $7.7 million compared to $4.9 million for the three months ended March 31, 2005; an increase of $2.8 million. This increase was primarily attributable to higher amortization expense of $1.5 million and higher employee-related expenses to support business growth. SG&A expenses for the BioMedical segment were $2.8 million for the three months ended March 31, 2006 and increased $0.1 million compared to the three months ended March 31, 2005. Corporate SG&A expenses for the three months ended March 31, 2006 were $4.8 million compared to $4.4 million for the three months ended March 31, 2005. This increase of $0.4 million is primarily attributable to higher employee-related expenses to support the business growth.

Employee Separation and Plant Closure Costs
      For the three months ended March 31, 2006 and 2005, employee separation and plant closure costs were $0.2 million and $0.6 million, respectively. The costs for the 2006 period were related to the closure of the D&S segment Plaistow, New Hampshire facility, while the costs for the 2005 period were for both the closure of the BioMedical segment Burnsville, Minnesota and D&S segment Plaistow, New Hampshire facilities. The closure of the Burnsville, Minnesota facility was completed in 2005.

Operating Income
      As a result of the foregoing, operating income for the first three months of 2006 was $15.8 million, or 13.1% of sales, an increase of $6.2 million compared to operating income of $9.6 million, or 11.3% of sales, for the same period of 2005.

Net Interest Expense
      Net interest expense for the three months ended March 31, 2006 and 2005 was $6.5 million and $1.0 million, respectively. This increase in interest expense of $5.5 million for the three months ended March 31, 2006 compared to the same period in 2005 was primarily attributable to increased long-term debt outstanding as a result of Company entering into the new senior secured credit facility and issuing the notes on October 17, 2005 in conjunction with the Acquisition.

Other Expense and Income
      For the three months ended March 31, 2006, financing costs amortization expense was $0.4 million, an increase of $0.4 million compared to the same period in 2005. This increase in amortization expense was attributable to deferred loan costs incurred for obligations under the senior secured credit facility and the notes entered into on October 17, 2005 as a result of the Acquisition.
      For the three months ended March 31, 2006 and 2005, derivative contracts valuation income was $0.0 million and $0.04 million, respectively, for the change in fair value of our interest rate collar contract. We entered into an interest derivative contact in the form of a collar in March 1999 to manage the interest rate risk exposure relative to our long-term debt. The collar had a notional value of $17.7 million at March 31, 2005. This interest rate collar contract expired in March 2006.

Foreign Currency Gain
      We recorded a foreign currency gain for the three months ended March 31, 2006 of $0.1 million and a foreign currency loss for the three months ended March 31, 2005 of $0.02 million. These foreign currency gains and losses resulted from some of our subsidiaries entering into transactions in currencies other than their functional currencies.

Income Tax Expense
      Income tax expense of $3.0 million and $3.1 million for the three months ended March 31, 2006 and 2005, respectively, represents taxes on both domestic and foreign earnings at an estimated annual effective income tax rate of 33.0% and 35.6%, respectively. The decrease in the effective tax rate for the 2006 period as compared to the same period in 2005 was primarily attributable to lower statutory tax rates in certain foreign countries and a higher than expected mix of foreign earnings.

Net Income
      As a result of the foregoing, we reported net income for the three months ended March 31, 2006 and 2005 of $6.0 million and $5.5 million, respectively.
2005 Successor Period

Sales
      Sales for the 2005 Successor Period were $97.6 million. E&C segment sales were $34.1 million and benefited from volume increases in both heat exchangers and process systems, primarily due to continued demand growth in the hydrocarbon processing market. D&S segment sales were $47.8 million as bulk storage systems and packaged gas systems volume remained strong due to stable demand in the global industrial gas market and higher product pricing. BioMedical segment sales for the 2005 Successor Period were $15.7 million. Sales of medical respiratory products were unfavorably affected by lower volume in the United States, and in particular to one of our major customers, due to announced reductions in government reimbursement programs for liquid oxygen therapy systems. This unfavorable volume trend in U.S. medical respiratory product sales was partially offset by continued volume growth in medical respiratory product sales in Europe and Asia and biological storage systems sales in the U.S., Europe and Asia as we further penetrated these markets. On an annual basis, 2005 U.S. medical respiratory product sales were 45% of total medical respiratory product sales and in 2004 U.S. medical respiratory products sales represented 61% of total medical respiratory sales. In addition, annual 2005 biological storage systems sales increased 16% compared to 2004 annual sales.

Gross Profit and Margin
      For the 2005 Successor Period, gross profit was $21.9 million, or 22.4% of sales. Overall, the gross profit was favorably affected by higher volumes in the D&S and E&C segments. The E&C gross profit of $10.5 million, or 30.7% of sales, benefited from the completion of a high margin ethylene heat exchanger and process system emergency order. The D&S segment gross profit of $8.9 million, or 18.5% of sales, was also favorably impacted by improved product pricing. The BioMedical gross profit of $2.6 million, or 16.4% of sales, benefited from productivity improvements at the Canton, Georgia facility related to the manufacturing of medical respiratory products. The BioMedical segment margins in the 2005 Reorganized Period were negatively impacted by higher costs related to inefficiencies from ramping-up production of the medical respiratory product line after completing the move from the Burnsville, Minnesota facility to the Canton, Georgia facility. In addition, overall company gross profit included a $8.9 million, or 9.1% of sales, charge for the fair value adjustment of finished goods and work-in-process inventory recorded under purchase accounting as a result of the Acquisition. This fair value inventory adjustment was charged to cost of sales as the inventory was sold. The D&S and BioMedical segments’ gross profit charges were $6.4 million, or 13.4% of sales, and $2.5 million, or 15.9% of sales, respectively, for this fair value inventory adjustment. The E&C segment was not required to record an inventory fair value adjustment due to the use of the percentage of completion method for revenue recognition in this segment.

SG&A
      SG&A expenses for the 2005 Successor Period were $16.6 million, or 17.0% of sales. Overall, SG&A expenses included $3.0 million, or 3.1%, of amortization expense associated with finite-lived intangible assets that were recorded at fair value under purchase accounting as a result of the Acquisition, which is further discussed by operating segment below. SG&A expenses for the E&C segment were $5.3 million and was affected by higher marketing and employee-related costs to support the business growth, and included $1.0 million of amortization expense for finite-lived intangible assets and $0.4 million of losses and charges related to damage caused by Hurricane Rita at our New Iberia, Louisiana facilities. D&S segment SG&A expenses for the 2005 Successor Period were $4.9 million and was affected by higher marketing and employee-related costs to support the business growth, and included $1.7 million of amortization expense related to finite-lived intangible assets. SG&A expenses for the BioMedical segment were $1.8 million for the 2005 Successor Period, and included $0.3 million of amortization expense for finite-lived intangible assets. Corporate SG&A expenses for the 2005 Successor Period were $4.6 million and included a charge of $0.5 million for the settlement of former shareholders’ appraisal rights claims as a result of the Acquisition.

Employee Separation and Plant Closure Costs
      For the 2005 Successor Period, we recorded $0.1 million of employee separation and plant closure costs, primarily related to the closure of the D&S segment Plaistow, New Hampshire and BioMedical segment Burnsville, Minnesota facilities.
Operating Income
      As a result of the foregoing, operating income for the 2005 Successor Period was $5.1 million, or 5.2% of sales.

Other Expenses and Income
      Net interest expense and financing costs amortization for the 2005 Successor Period, was $5.6 million and $0.3 million, respectively, and related to the senior secured credit facility that was entered into, and the senior subordinated notes that were issued, on October 17, 2005 in connection with the Acquisition.

Foreign Currency Loss
      We recorded $0.1 million of foreign currency losses due to certain of our subsidiaries entering into transactions in currencies other than their functional currencies.

Income Tax Expense
      Income tax benefit of $0.4 million for the 2005 Successor Period represents taxes on both domestic and foreign earnings at an annual effective income tax rate of 49.3%. Our taxes were affected by tax benefits from foreign sales and research and development and foreign tax credits.

Net Loss
      As a result of the foregoing, we reported a net loss for the 2005 Successor Period of $0.5 million.
2005 Reorganized Period

Sales
      Sales for the 2005 Reorganized Period were $305.5 million. E&C segment sales were $86.9 million and benefited from volume increases in both heat exchangers and process systems as a result of strong order levels over the past seven quarters, which has included three large orders each of approximately $20.0 million, driven by continued growth in the LNG and natural gas segments of the hydrocarbon processing market. D&S segment sales were $161.3 million as bulk storage systems and packaged gas systems volume remained strong due to continued demand growth in the global industrial gas market. Other factors contributing favorably to D&S segment sales for this period were higher product pricing, and favorable foreign currency translation of approximately $3.5 million as a result of the weaker U.S. dollar compared to the Euro and Czech Koruna. BioMedical segment sales were $57.2 million. Sales of medical respiratory products were unfavorably affected by lower volume in the United States, and in particular to one of our major customers, primarily resulting from announced U.S. government reimbursement reductions for liquid oxygen therapy systems. This unfavorable volume trend in U.S. medical respiratory product sales was partially offset by continued sales volume growth in medical respiratory product sales in Europe and Asia and biological storage systems in the United States, Europe and Asia as we further penetrated these markets. See the discussion under the caption “—2005 Successor Period—Sales” above for information regarding the BioMedical segment volume trends.

Gross Profit and Margin
      For the 2005 Reorganized Period gross profit was $88.2 million, or 28.9% of sales. Overall, gross profit was favorably affected by higher volumes in the D&S and E&C segments, while gross profit margin was unfavorably affected by higher manufacturing costs in the BioMedical segment and a shift in product mix in the E&C segment. The gross profit margins in the E&C segment of $23.4 million, or 26.9% of sales, during the period saw overall mix shifts in sales from higher margin heat exchanger projects to lower margin process systems projects and also a shift within heat exchangers to lower margin projects. In addition, the D&S segment gross profit of $47.1 million, or 29.2% of sales, benefited from price increases that were implemented during the year to offset higher raw material steel costs that had been incurred in previous years. Gross profit in the BioMedical segment of $17.7 million, or 30.9% of sales, deteriorated primarily due to lower U.S. medical respiratory product volume, higher manufacturing costs and inventory valuation adjustments of $0.6 million primarily in the first half of 2005, as a result of lower productivity associated with moving the medical respiratory product line manufacturing from Burnsville, Minnesota to Canton, Georgia. This transition and ramp-up of manufacturing to the productivity levels previously being achieved at the Burnsville, Minnesota facility took most of 2005 to complete and cost more than originally planned.

SG&A
      SG&A expenses for the 2005 Reorganized Period were $59.8 million, or 19.6% of sales, and included $2.7 million of amortization expense related to finite-lived intangible assets that were recorded in September 2003 under Fresh-Start accounting and related to the CEM acquisition, which is further discussed by operating segment. E&C segment SG&A expenses were $9.5 million and were affected by higher marketing and employee-related costs to support business growth, and also included $1.1 million of losses and charges related to damage caused by Hurricane Rita at our New Iberia, Louisiana facilities and amortization expense of $0.1 million. SG&A expenses for the D&S segment were $19.5 million and were affected by higher marketing and employee-related costs to support business growth, and also included a $2.8 million charge for the write-off of in-process research and development related to the acquisition of CEM and $1.5 million of amortization expense. SG&A expenses for the BioMedical segment were $8.1 million for the 2005 Successor Period and included $1.1 million of amortization expense. Corporate SG&A expenses were $22.7 million and included a $1.1 million charge for the settlement of a finders’ fee claim asserted by a former shareholder in connection with our 2003 bankruptcy reorganization, and $9.5 million of stock-based compensation expense. A significant portion of this stock-based compensation was incurred as a result of the vesting of stock options in conjunction with the Acquisition.

Acquisition Expenses
      During the 2005 Reorganized Period, we incurred $6.6 million of investment banking, legal and other professional fees related to the Acquisition.

Employee Separation and Plant Closure Costs
      For the 2005 Reorganized Period, we recorded $1.1 million of employee separation and plant closure costs, primarily related to the closure of the D&S segment Plaistow, New Hampshire and BioMedical segment Burnsville, Minnesota facilities. The costs (benefits) recorded for this period by the E&C, D&S and BioMedical segments, and Corporate were $0.1 million, $0.5 million, $0.5 million and ($0.1 million), respectively.

Gain on Sale of Assets
      We recorded a net gain on the sale of assets of $0.1 million, including a gain recorded at Corporate of $1.7 million on the settlement of a promissory note receivable related to the 2003 sale of our former Greenville Tube, LLC stainless tubing business, a loss of $0.5 million recorded at Corporate for the write down of the Plaistow facility held for sale to its estimated fair value and a $1.2 million loss for the write-off of several assets that were deemed to be impaired. This impairment loss was $0.1 million, $0.9 million and $0.2 million for the E&C segment, BioMedical segment and Corporate, respectively.
Operating Income
      As a result of the foregoing, operating income for the 2005 Reorganized Period was $20.9 million, or 6.8% of sales.

Net Interest Expense
      Net interest expense for the 2005 Reorganized Period was $4.2 million. We experienced higher interest expense during this period as a result of higher interest rates and the increase in the outstanding balance under the revolving credit line of our then existing credit facility.

Foreign Currency Loss
      We recorded $0.7 million of foreign currency losses due to certain of our subsidiaries entering into transactions in currencies other than their functional currencies.

Income Tax Expense
      Income tax expense of $7.2 million for the 2005 Reorganized Period represents taxes on both domestic and foreign earnings at an annual effective income tax rate of 44.6%. Our income tax expense was unfavorably impacted by approximately $1.4 million due to the non-deductible charge for purchased in-process research and development of $2.8 million and Acquisition costs of $1.2 million.

Net Income
      As a result of the foregoing, we reported net income of $8.9 million for the 2005 Reorganized Period.
Year Ended December 31, 2004

Sales
      Sales for 2004 of $305.6 million were positively affected by volume and price increases, a recovery of the global industrial gas market and favorable foreign currency translation as a result of the weakening of the U.S dollar compared to the Euro and Czech Koruna. Sales in the E&C segment for 2004 were $69.6 million and both the heat exchanger and LNG system product lines benefited from higher volume primarily in the Asian, African and Middle Eastern markets. D&S segment sales were $162.5 million in 2004 and benefited favorably from volume increases in cryogenic bulk storage systems, cryogenic packaged gas systems and beverage liquid CO2 systems driven primarily by a recovery in the global industrial gas market. Price increases and surcharges driven by higher raw material costs and favorable foreign currency translation as a result of the weakening of the U.S. Dollar compared to the Euro and Czech Koruna also had a positive impact on D&S segment sales. Sales in the BioMedical segment were $73.4 million. Sales of our biological storage systems and medical products experienced volume increases in both the U.S. and European markets. Sales of MRI and other products deteriorated in 2004 as this product line’s primary customer continued to transfer volume to lower cost manufacturing regions.

Gross Profit and Margin
      Gross profit for 2004 was $93.8 million or 30.7% of sales. The gross profit was positively affected by volume increases across all operating segments, and product price increases and favorable foreign currency translation in the D&S segment. The E&C segment gross profit and related margin were $21.5 million and 30.9% of sales, respectively, in 2004. The E&C segment benefited from higher volumes and the delivery of a premium-priced, expedited order that was needed to put a natural gas producer’s ethane recovery plant back in service. A shift to lower margin industrial heat exchangers and LNG vacuum-insulated pipe, or LNG VIP, had an unfavorable impact on the E&C segment gross profit margin. D&S segment gross profit and related margin were $46.6 million and 28.7% of sales, respectively. The D&S segment gross profit margin was positively affected by product price increases and surcharges to offset higher raw material costs that had been incurred, higher sales volume and the realization of savings from our restructuring efforts. The D&S segment gross profit margin was unfavorably affected by a shift to lower margin bulk products. Gross profit and related margin for the BioMedical segment were $25.7 million and 35.0% of sales, respectively. Gross profit margins for medical and biological storage systems products were positively impacted by higher volume and cost reductions, and MRI and other products margins were unfavorably affected by higher material costs and unabsorbed overhead costs due to lower sales volume.

SG&A
      SG&A expenses for 2004 were $53.4 million, or 17.5% of sales, and benefited from cost savings realized as a result of our continued restructuring efforts. In addition, we incurred employee incentive compensation expense of $7.4 million for achieving our operating targets, which was significant compared to the incentive compensation that had been earned in recent previous years and $2.8 million of amortization expense related to finite-lived intangible assets that were recorded in September 2003 under Fresh-Start accounting, which is discussed further below by operating segment. E&C segment SG&A expenses were $9.2 million and included $1.8 million of employee incentive compensation expense, $0.4 million of selling expense related to the settlement of a specific customer product claim outside the normal warranty period and $0.3 million of amortization expense. SG&A expenses for the D&S segment were $17.7 million and included $3.3 million of employee incentive compensation expense, $1.1 million of amortization expense and $0.4 million of selling expense related to the settlement of a specific customer product claim outside the normal warranty period. SG&A expenses for the BioMedical segment were $10.5 for 2004 and included $1.4 million of amortization expense and $0.6 million of employee incentive compensation expense. Corporate SG&A expenses were $15.9 million and included $1.7 million of employee incentive compensation expense, $2.4 million of stock-based compensation expense resulting from the sale of 28,797 shares of common stock to our chief executive officer at a price below the closing market price at the date of sale and the issuance of stock options to certain key employees. In addition, Corporate recorded $0.9 million of income from life insurance proceeds related to our voluntary deferred compensation plan.

Employee Separation and Plant Closure Costs
      In 2004, we continued our manufacturing facility restructuring plan, which commenced with the 2003 closure of our E&C segment sales and engineering office in Westborough, Massachusetts. We announced in December 2003 and January 2004 the closure of our D&S segment manufacturing facility in Plaistow, New Hampshire and the BioMedical segment manufacturing and office facility in Burnsville, Minnesota, respectively. In each of these facility closures, we did not exit the product lines manufactured at those sites, but moved manufacturing to other facilities with available capacity, most notably New Prague, Minnesota for engineered tank production and Canton, Georgia for medical respiratory product manufacturing. The Plaistow facility closure was completed in the third quarter of 2004. We incurred capital expenditures in 2004 of $2.5 million for improvements and additions to the Canton, Georgia facility, and completed the closure of the Burnsville, Minnesota facility in the first quarter of 2005.
      During 2004, we recorded employee separation and plant closure costs of $3.2 million related to the manufacturing facility reduction efforts and overall headcount reduction programs described above. The costs recorded by the E&C, D&S and BioMedical segments and Corporate were $0.7 million, $1.3 million,

$0.8 million and $0.4 million, respectively. The total charges for 2004 included $0.4 million of expense for contract termination costs, $1.3 million severance and other benefits related to terminating certain employees at these and other sites, and $1.5 million for other associated costs. In addition, we recorded a non-cash inventory valuation charge of $0.2 million, included in cost of sales, for the write-off of inventory at these sites. At December 31, 2004, we had a reserve of $2.8 million remaining for the closure of these facilities, primarily for lease termination and severance costs.

Loss on Sale of Assets
      In 2004, we recorded a net loss on the sale of assets of $0.1 million. In conjunction with the closure of the BioMedical segment Burnsville, Minnesota facility, we sold this facility in October 2004 for gross proceeds of $4.5 million and recorded a loss on the sale of $0.4 million. The proceeds of this sale were used to pay down $0.9 million of debt outstanding under an industrial revenue bond and the balance was used for working capital purposes. In April 2004, we sold for $0.6 million of cash proceeds a vacant building and a parcel of land at our D&S segment New Prague, Minnesota facility that was classified as an asset held for sale in our consolidated balance sheet as of December 31, 2003. In August 2004, we sold for $1.1 million in cash proceeds, equipment at our D&S segment Plaistow, New Hampshire facility, resulting in a $0.6 million gain on the sale of assets. In addition, we recorded a $0.4 million loss related to adjusting the Plaistow land and building to fair value less selling costs based upon an agreement executed in September 2004. The land and building related to the Plaistow facility were included as “assets held for sale” on our consolidated balance sheet as of December 31, 2004.

Operating Income
      As a result of the foregoing, operating income for the year ended December 31, 2004 was $37.1 million, or 12.1% of sales.

Equity Loss
      We recorded $0.1 million of equity loss related to our Coastal Fabrication joint venture in 2004. In February 2004, our Coastal Fabrication joint venture executed an agreement to redeem the joint venture partner’s 50% equity interest. As a result of the elimination of the joint venture partner and the assumption of 100% of control by us, the assets, liabilities and operating results of Coastal Fabrication are included in the consolidated financial statements subsequent to February 2004.

Net Interest Expense
      Net interest expense for 2004 was $4.8 million. This lower expense is attributable primarily to our debt restructuring in September 2003 in conjunction with the Reorganization Plan and the reduction in the debt balance as a result of $40.0 million of aggregate voluntary prepayments on our then existing term loan at the end of 2003 and during 2004.

Derivative Contracts Valuation Income and Expense
      We entered into an interest rate derivative contract in the form of a collar in March 1999 to manage interest rate risk exposure relative to our debt. This collar had a notional value of $19.1 million at December 31, 2004 and expired in March 2006. The fair value of the contract related to the collar outstanding at December 31, 2004 is a liability of $0.3 million and is recorded in accrued interest. The change in fair value of the contracts related to the collars during 2004 of $0.1 million is recorded in derivative contracts valuation income.

Foreign Currency Gain
      We recorded a $0.5 million of foreign currency remeasurement gain in 2004 as result of certain of our subsidiaries entering into transactions in currencies other than their functional currency.

Income Tax Expense
      In 2004, we recorded income tax expense of $10.1 million, which primarily reflects the income tax expense associated with U.S. and foreign earnings and a reduction in tax accruals for prior tax periods at an annual effective tax rate of 30.9%.

Net Income
      As a result of the foregoing, we recorded net income of $22.6 million in 2004.
Three Months Ended December 31, 2003

Sales
      Sales for the three months ended December 31, 2003 were $68.6 million and continued to be negatively impacted by our prolonged debt restructuring initiatives and the resultant reorganization under Chapter 11 of the U.S. Bankruptcy Code, but not as significantly as during the first nine months of 2003. Sales in the E&C segment were $15.7 million. Heat exchanger and process system sales were favorably impacted by volume and price increases in the hydrocarbon processing market and began to recover from the prolonged impact of the debt restructuring and bankruptcy reorganization. D&S segment sales were $37.9 million during this period as continued weakness in the global industrial gas market had an unfavorable impact on bulk storage systems sales. In addition, LNG fueling systems were affected by lower volume primarily as a result of a decline in the economies of West Coast and South Central states of the United States and our financial difficulties. However, packaged gas and beverage liquid CO2 systems benefited from higher sales volumes. Sales in the BioMedical segment for the three months ended December 31, 2003 were $15.0 million. Sales of biological storage systems and medical products benefited from higher volume, while the MRI components sales declined due to lower volume as this product line’s primary customer transferred volume to lower cost manufacturing regions.

Gross Profit and Margin
      For the three months ended December 31, 2003, gross profit was $16.1 million or 23.4% of sales. During this three month period, we included as a component of cost of sales a charge for the fair value write-up in inventory value as required under Fresh-Start accounting at September 30, 2003. The charge was included as a component of cost of sales as the inventory was sold during the three months ended December 31, 2003. The dollar value of this adjustment and its percentage reduction on gross profit margin by operating segment for the three months ended December 31, 2003 was as follows: $2.2 million and 5.8% of sales for the D&S segment, and $3.2 million and 21.3% of sales for the BioMedical segment. A similar valuation adjustment for inventory in the E&C segment was not required due to our use of the percentage of completion method for revenue recognition in this segment.
      In addition, the gross profit margin in the E&C segment benefited from improved pricing in the hydrocarbon processing market, cost savings recognized due to the closures of our Wolverhampton, U.K. heat exchanger manufacturing facility and Westborough, Massachusetts engineering facility. The D&S segment gross profit margin was positively impacted by the overhead cost savings from the closure of our Costa Mesa, California and Columbus, Ohio manufacturing facilities. Gross profit margin in the BioMedical segment was negatively impacted further by lower margins for MRI cryostat components due to lower pricing and unabsorbed overhead costs due to reduced volume.

SG&A
      SG&A expenses for the three months ended December 31, 2003 were $14.1 million, or 20.6% of sales, and during this period we benefited from cost savings as a result of the elimination of a significant number of salaried employees from our operating restructuring efforts. In addition, SG&A expenses included $0.7 million, or 1.0% of sales, of amortization expense associated with finite-lived intangible assets that were recorded at fair value in September 2003 under Fresh-Start accounting, which is discussed further below by operating segment. SG&A expenses for the E&C segment were $2.0 million. D&S segment SG&A expenses were $4.3 million and included $0.3 million of amortization expense related to finite-lived intangible assets. SG&A expenses for the BioMedical segment were $2.4 million and included $0.4 million of amortization expense for finite-lived intangible assets. Corporate SG&A expenses were $3.9 million and included $0.4 of fees and expenses associated with our bankruptcy reorganization.

Employee Separation and Plant Closure Costs
      During the three months ended December 31, 2003, we recorded employee separation and plant closure costs of $1.0 million related to the manufacturing facility reduction efforts and overall employee reduction programs, including the E&C segment sales and engineering office in Westborough, Massachusetts, the D&S segment Plaistow, New Hampshire manufacturing facility and the BioMedical segment manufacturing and office facility in Burnsville, Minnesota. The charges for the E&C, D&S and BioMedical segments and Corporate were $0.1 million, $0.6 million, $0.2 million and $0.1 million, respectively. In addition, charges included $0.8 million for severance and other benefits related to terminating certain employees and $0.2 million of plant closure costs. At December 31, 2003, we had a reserve of $3.4 million remaining for the closure of these facilities, primarily for lease termination and severance costs.

Operating Income
      As a result of the foregoing, operating income for the three months ended December 31, 2003 was $0.1 million, or 1.3% of sales.

Equity Loss
      We recorded $0.04 million of equity loss from our Coastal Fabrication joint venture for the three months ended December 31, 2003.

Net Interest Expense
      Net interest expense for the three months ended December 31, 2003 was $1.4 million and reflects interest expense recorded under the credit facility entered into on September 15, 2003 under the Reorganization Plan.

Derivative Contracts Valuation Expense
      For the three months ended December 31, 2003, we recorded $0.05 million of derivative contracts valuation income for our interest rate collar that expired in March 2006 and had a notional value of $25.5 million at September 30, 2003.

Foreign Currency Gain
      We recorded $0.4 million foreign currency remeasurement gain for the three months ended December 31, 2003 as result of certain of our subsidiaries entering into transactions in currencies other than their functional currency.

Income Tax Benefit
      We recorded an income tax benefit of $0.1 million for the three months ended December 31, 2003 for losses incurred primarily as a result of the inventory valuation adjustment under Fresh-Start accounting explained above and a reduction in tax accruals for prior tax periods.

Net Income
      As a result of the foregoing, we had net income of $0.03 million for the three months ended December 31, 2003.

Nine Months Ended September 30, 2003

Sales
      Sales for the nine months ended September 30, 2003 were negatively impacted by our prolonged debt restructuring initiatives and the resultant reorganization under Chapter 11 of the U.S. Bankruptcy Code, as certain customers reduced order quantities, delayed signing significant new orders, did not automatically renew supply contracts that expired in 2003, and contracted with other competitors, due to the uncertainty created by our leverage situation and bankruptcy filing. We believe our E&C segment experienced the most significant negative impact of the Chapter 11 filing, since products in this segment frequently have extended production times and significant dollar values.
      For the nine months ended September 30, 2003, sales were $197.0 million. E&C segment sales were $42.9 million in the first nine months of 2003. The E&C segment was unfavorably impacted by lower sales volume in the process system market, and benefited from higher sales volume for heat exchangers in the hydrocarbon processing market. D&S segment sales were $102.5 million for the first nine months of 2003 and were negatively affected by the continued weak global market for industrial bulk storage systems. BioMedical segment sales were $51.6 million in the first nine months of 2003. Medical products and biological storage systems sales were positively affected by increased international volume, while MRI product sales were unfavorably impacted by lower volume.

Gross Profit and Margin
      Gross profit and the related margin for the first nine months of 2003 were $55.8 million and 28.3% of sales. The gross profit and related margin were favorably affected in the E&C and D&S segments primarily by the realization of operational cost savings from our manufacturing facility rationalization plan that commenced in early 2002. Gross profit margin in the BioMedical segment was negatively impacted by a temporary shut-down of our Denver, Colorado manufacturing plant in the last half of March 2003 due to an unanticipated deferral until the second quarter of 2003 of MRI product orders at the request of the product line’s only customer, and by a temporary shut-down of this same facility in June 2003 due to a weather-related extended power outage.

SG&A
      SG&A expenses for the nine months ended September 30, 2003 were $44.2 million, or 22.4% of sales, and during this period we benefited from cost savings as a result of the elimination of a significant number of salaried employees from our operating restructuring efforts. E&C, D&S and BioMedical segment SG&A expenses were $6.3 million, $17.7 million and $6.4 million, respectively. Corporate SG&A expenses were $14.5 million and included $6.0 million of fees paid to professional advisors related to our efforts to restructure our senior debt.

Employee Separation and Plant Closure Costs
      We recorded $0.9 million of employee separation and plant closure costs in the first nine months of 2003. This expense related substantially to the closure of the E&C segment’s Wolverhampton, U.K. manufacturing facility and the engineering office in Westborough, Massachusetts and the closure of the D&S segment’s manufacturing facilities in Denver, Colorado, Costa Mesa, California and Columbus, Ohio and consisted primarily of lease termination costs and severance, net of income related to the settlement of facility leases as we entered into Chapter 11 bankruptcy proceedings. The expense (benefit) for the E&C, D&S and BioMedical segments and Corporate were $1.5 million, ($1.2 million), $0.1 million and $0.5 million, respectively.

Gain on Sale of Assets
      On July 3, 2003, we sold certain assets and liabilities of our former Greenville Tube, LLC stainless steel tubing business, which we previously reported as a component of our E&C segment. We received gross proceeds of $15.5 million, consisting of $13.5 million in cash and $2.0 million in a long-term subordinated note, and recorded a gain of $2.4 million, net of taxes of $1.3 million in the third quarter of 2003. In addition, we reported income from a discontinued operation, net of taxes of $0.8 million in the first nine months of 2003. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we classified the operating results and gain on sale of this business in the discontinued operation line of our consolidated statement of operations for the nine months ended September 30, 2003.
      As part of closing our Columbus, Ohio manufacturing facility, we sold our cryopump and valves product lines in the second quarter of 2003 for net proceeds of $2.3 million and recorded a $0.9 million gain in other income, and sold various fixed assets of the Columbus, Ohio facility in the first quarter of 2003 for net proceeds of $0.2 million and recorded a $0.2 million gain in other income.

Loss on Insolvent Subsidiary
      In March 2003, we completed the closure of our Wolverhampton, U.K. manufacturing facility, operated by CHEL. We have continued to manufacture heat exchangers at our La Crosse, Wisconsin facility. On March 28, 2003, CHEL filed for a voluntary administration under the U.K. Insolvency Act of 1986. CHEL’s application for voluntary administration was approved on April 1, 2003 and an administrator was appointed. In accordance with Statements of Financial Accounting Standards, or SFAS, No. 94, “Consolidation of All Majority-Owned Subsidiaries,” we are not consolidating the accounts or financial results of CHEL subsequent to March 28, 2003 due to the assumption of control of CHEL by the insolvency administrator. Effective March 28, 2003, we recorded a non-cash impairment charge of $13.7 million to write off our net investment in CHEL.

Operating Loss
      As a result of the foregoing, the operating loss for the nine months ended September 30, 2003 was $1.9 million, or 0.1% of sales.

Net Interest Expense
      Net interest expense was $9.9 million for the nine months ended September 30, 2003. We recorded interest expense on amounts outstanding under the term loan portion and revolving credit loan portion of our credit facility negotiated by the Predecessor Company in March 1999 and under the Series 1 Incremental Revolving Credit Facility and the Series 2 Incremental Revolving Credit Facility entered into by the Predecessor Company in November 2000 and in April 2001, respectively until July 8, 2003, the date we filed our Chapter 11 bankruptcy petitions, but not thereafter. As a result, interest expense for the nine month period ended September 30, 2003 does not include approximately $3.8 million that would have been payable under the terms of these facilities had we not filed for Chapter 11 bankruptcy protection.

Financing Costs Amortization
      Financing costs amortization expense was $1.7 million for the nine months ended September 30, 2003. We recorded financing costs amortization expense related to the credit facility negotiated by the Predecessor Company in March 1999 until July 8, 2003, the date we filed our Chapter 11 bankruptcy petitions, but not thereafter. We did not record any financing costs amortization expense subsequent to the third quarter of 2003 related to our post-bankruptcy credit facilities.

Derivative Contracts Valuation Expense
      We recorded $0.4 million of derivative contracts valuation expense in the nine month period ended September 30, 2003 for our interest rate collar that expired in March 2006 and has a notional value of $26.7 million at September 30, 2003.

Foreign Currency Loss
      We recorded a $0.3 million of foreign currency remeasurement loss for the nine months ended September 30, 2003 as result of certain of our subsidiaries entering into transactions in currencies other than their functional currency.

Reorganization Items, Net
      The Predecessor Company recorded a net gain of $5.7 million for the nine months ended September 30, 2003 as a result of adopting Fresh-Start accounting. This net gain was comprised of certain adjustments to the fair value of assets and liabilities resulting in a net charge of $38.6 million, restructuring of the Predecessor Company’s capital structure, including a discharge of the senior lenders pre-petition debt, resulting in a net gain of $52.2 million, and charges of $7.9 million for advisory fees and severance directly related to the reorganization. In accordance with Fresh-Start accounting, all assets and liabilities were recorded at their estimated fair values as of September 30, 2003. Such fair values represented our best estimates based on independent appraisals and valuations.

Income Tax Expense
      Income tax expense of $3.0 million in the first nine months of 2003 consisted of tax benefit from reversals of domestic income tax reserves associated with resolved tax contingencies, partially offset by taxes on earnings of foreign subsidiaries.
      At September 30, 2003, we had a net deferred tax liability of $6.7 million, which represents foreign deferred tax liabilities. At September 30, 2003, we had a full valuation allowance against our domestic net deferred tax assets in accordance with SFAS No. 109, “Accounting for Income Taxes,” based upon management’s assessment that it was more likely than not that the net deferred tax assets would not be realized. Pursuant to Section 108 of the Internal Revenue Code, we materially reduced certain tax attributes on January 1, 2004 due to the recognition of cancellation of indebtedness income in the three-month period ended September 30, 2003.

Net Income
      As a result of the foregoing, we reported a net loss of $7.1 million for the first nine months of 2003.
Orders and Backlog
      We consider orders to be those for which we have received a firm signed purchase order or other written contractual commitment from the customer. Backlog is comprised of the portion of firm signed purchase orders or other written contractual commitments received from customers that we have not recognized as revenue upon shipment or under the percentage of completion method. Backlog can be significantly affected by the timing of orders for large projects, particularly in the E&C segment, and is not necessarily indicative of future backlog levels or the rate at which backlog will be recognized as sales. Our backlog as of March 31, 2006 and as of December 31, 2005, 2004 and 2003 was $237.0 million, $233.6 million, $129.3 million and $49.6 million, respectively. This significant increase in backlog is primarily attributable to the growth in the global industrial gas and the LNG and natural gas segments of the hydrocarbon processing markets served by the E&C and D&S segments. Substantially all of our December 31, 2005 backlog is scheduled to be recognized as sales during 2006.

      The table below sets forth orders and backlog by segment for the periods indicated:

	Predecessor
	Company	Reorganized Company			Successor Company

	Nine Months	Three Months		January 1,	October 17,	Three Months
	Ended	Ended	Year Ended	2005 to	2005 to	Ended
	September 30,	December 31,	December 31,	October 16,	December 31,	March 31,
	2003	2003	2004	2005	2005	2006

	(Dollars in thousands)
Orders
Energy & Chemicals	$28,621	$15,262	$121,793	$130,786	$67,232	$30,797
Distribution & Storage	105,233	37,696	193,156	191,188	45,859	76,020
BioMedical	52,751	14,492	77,893	62,396	13,768	18,221

Total	$186,605	$67,450	$392,842	$384,370	$126,859	$125,038

Backlog
Energy & Chemicals	$20,673	$19,834	$70,766	$114,633	$147,732	$137,346
Distribution & Storage	28,591	27,993	53,900	83,194	79,524	94,621
BioMedical	2,517	1,808	4,613	8,388	6,383	5,066

Total	$51,781	$49,635	$129,279	$206,215	$233,639	$237,033

      Orders for the three months ended March 31, 2006 were $125.0 million. E&C segment orders were $30.8 million for three months ended March 31, 2006. E&C orders for the first three months of 2006 were lower than in recent previous quarters primarily due to the timing of the receipt of large orders, particularly those received in the later part of 2005, which is representative of the periodic fluctuations in order amounts that occur in the E&C segment due to the project nature of this business. D&S segment orders for the three months ended March 31, 2006 were $76.0 million. Bulk storage systems and packaged gas systems orders were $31.0 million and $45.0 million, respectively, for the three months ended March 31, 2006. Orders in bulk storage systems and packaged gas systems were primarily driven by continued growth in the global industrial gas market. Among other things, for the three months ended March 31, 2006, bulk storage systems included an engineered tank order of approximately $7.0 million. BioMedical segment orders for the three months ended March 31, 2006 were $18.2 million. Orders for medical respiratory products have been positively impacted by growth in Europe and Asia and our continued penetration of these markets. Biological storage system orders were primarily driven by growth and further penetration in both U.S. and international markets.
      For the 2005 Successor Period, orders were $126.9 million. E&C segment orders of $67.2 million remained strong during this period and included several large heat exchanger and LNG systems orders, including an air separation heat exchanger order of $16.0 million. D&C segment orders of $45.9 million were driven by continued strong packaged gas system orders. Bulk storage systems and packaged gas systems orders were $26.9 million and $18.9 million, respectively for this period. BioMedical segment orders were $13.8 during this period as orders in the European and Asian market medical respiratory and U.S. biological storage system products order levels remained strong, while U.S. medical respiratory product orders continued to decline. This decline is explained further below.
      Orders for the 2005 Reorganized Period were $384.4 million. E&C segment orders of $130.8 million remained strong during this period and included a $21.0 million LNG VIP order and a $10.7 million hydrocarbon processing heat exchanger order. D&C segment orders of $191.2 million were driven by continued strong bulk storage systems orders and strong packaged gas system orders, which were $118.5 million and $72.7 million, respectively. This strong order level in the D&S segment is driven by continued demand in the global industrial gas markets served by us. BioMedical segment orders were $62.4 million, as orders for European and Asian medical respiratory products and U.S. biological storage system products continued favorable growth trends due to both continued market penetration and market growth. U.S. medical respiratory product orders during this period were unfavorably impacted by lower orders from a significant customer and announced government reimbursement reductions for liquid oxygen therapy systems.

      For the year ended December 31, 2004, orders of $392.9 million were positively affected by improvements in the markets served by all three segments. During 2004, the E&C segment showed a significant increase in orders to $121.8 million, due to increased orders for both the heat exchangers and LNG systems product lines, including orders of $20.4 million and $19.3 million. The demand increase was mainly due to the recovery of the global industrial gas markets and the continuing development of a worldwide natural gas market. The D&S segment orders significantly increased in 2004 to $193.2 million as bulk storage and packaged gas products experienced increased demand as a result of a recovery in the global industrial gas market. During 2004, the BioMedical segment continued its previous trend of increasing order performance with orders of $77.9 million, driven by strong demand for medical respiratory products and biological storage systems both in the U.S. and international markets. Orders for MRI components continued to decline during 2004 as the product line’s single customer continued to move business to lower cost manufacturing countries.
      For the three months ended December 31, 2003, orders were $67.5 million and for the nine months ended September 30, 2003 were $186.6 million. Although order levels began to improve during the last three months of 2003, orders during the first nine months of 2003 were negatively affected by customer concerns of uncertainty relating to the prolonged debt restructuring initiative and Chapter 11 bankruptcy reorganization, particularly within the E&C segment. BioMedical segment orders during both periods of 2003 were fueled by strong demand for medical respiratory products, but were unfavorably impacted by a reduction in orders for MRI components from its sole customer as they continue to source the product from suppliers in low cost manufacturing countries.
Liquidity and Capital Resources

Debt Instruments and Related Covenants
      As of March 31, 2006, we had $170.0 million outstanding under the term loan portion of the senior secured credit facility, $170.0 million outstanding under the senior subordinated notes and $24.9 million of letters of credit and bank guarantees supported by the revolving credit portion of the senior secured credit facility. In connection with the Acquisition, we entered into a $240.0 million senior secured credit facility and completed the $170.0 million offering of 9 1/8% senior subordinated notes due 2015. We repaid the term loan portion of our then existing credit facility (the term loan portion and revolving credit portion of the facility are referred to collectively as the 2003 Credit Facility) and certain other debt on or before October 17, 2005, the closing date of the Acquisition. The senior secured credit facility consists of a $180.0 million term loan credit facility and, effective upon the closing of this offering, a $115.0 million revolving credit facility, of which the entire $115.0 million may be used for the issuance of letters of credit, $55.0 million of which may be letters of credit extending more than one year from their date of issuance. The term loan was fully funded on the closing date. The term loan matures on October 17, 2012 and the revolving credit portion of the senior secured credit facility matures on October 17, 2010. As a result of an aggregate of $35.0 million voluntary principal prepayments since October 2005, the term loan requires no principal payments until the remaining balloon payment is due on the maturity date. The interest rate under the senior secured credit facility is, at our option, the Alternative Base Rate, or ABR, plus 1.0% or LIBOR plus 2.0% on the term loan, and ABR plus 1.5% or LIBOR plus 2.5% on the revolving credit portion of the senior secured credit facility. In addition, we are required to pay an annual administrative fee of $0.1 million, a commitment fee of 0.5% on the unused revolving credit balance, a letter of credit participation fee of 2.5% per annum on the letter of credit exposure and letter of credit issuance fee of 0.25%. The obligations under the senior secured credit facility are secured by substantially all of the assets of our domestic subsidiaries and 65% of the capital stock of our non-U.S. subsidiaries. See “Description of Indebtedness—Senior Secured Credit Facility.”
      The notes are due in 2015 with interest payable semi-annually on April 15th and October 15th. Any of the notes may be redeemed beginning on October 15, 2010. The initial redemption price is 104.563% of the principal amount, plus accrued interest. Also, any of the notes may be redeemed solely at our option at any time prior to October 15, 2010, plus accrued interest and a “make-whole” premium. In addition, before October 15, 2008, up to 35% of the notes may be redeemed solely at our option at a price of 109.125% of the principal amount, plus accrued interest, using the proceeds from sales of certain kinds of capital stock. The notes are our general unsecured obligations and are subordinated in right of payment to all of our existing and future senior debt, including the senior secured credit facility, pari passu in right of payment with all of our future senior subordinated indebtedness, senior in right of payment with any of our future indebtedness that expressly provides for its subordination to the notes, and unconditionally guaranteed jointly and severally by substantially all of our domestic subsidiaries.
      The senior secured credit facility and provisions of the indenture governing the notes contain a number of customary covenants, including, but not limited to, restrictions on our ability to incur additional indebtedness, create liens or other encumbrances, sell assets, enter into sale and lease-back transactions, make certain payments, investments, loans, advances and guarantees, make acquisitions and engage in mergers and consolidations, pay dividends and distributions, and make capital expenditures. Our senior secured credit facility also includes covenants relating to leverage and interest coverage ratios. See “Description of Indebtedness.” At December 31, 2005, we had $175.0 million outstanding under the term loan and $170.0 million in aggregate principal amount of notes outstanding, and letters of credit and bank guarantees totaling $22.4 million supported by the revolving credit portion of the senior secured credit facility.
      Chart Ferox, a.s., or, Ferox, our majority-owned subsidiary that operates in the Czech Republic, maintains secured revolving credit facilities with borrowing capacity, including overdraft protection, of up to $9.6 million, of which $4.4 million is available only for letters of credit and bank guarantees. Under the revolving credit facilities, Ferox may make borrowings in Czech Koruna, Euros and U.S. dollars. Borrowings in Koruna are at PRIBOR, borrowings in Euros are at EUROBOR and borrowings in U.S. dollars are at LIBOR, each with a fixed margin of 0.6%. Ferox is not required to pay a commitment fee to the lenders under the revolving credit facilities with respect to the unutilized commitments thereunder. Ferox must pay letter of credit and guarantee fees equal to 0.75% on the face amount of each guarantee. Ferox’s land and buildings, and accounts receivable secure $4.6 million and $2.5 million, respectively, of the revolving credit facilities. At December 31, 2005, there was $0.8 million of borrowings outstanding under, and $1.5 million of bank guarantees supported by, the Ferox revolving credit facilities.
      Our debt and related covenants are further described in the notes to our consolidated financial statements.

Sources and Uses of Cash

Three Months Ended March 31, 2006 and 2005
      Cash provided by operating activities for the three months ended March 31, 2006 was $12.3 million compared with cash used in operating activities of $4.1 million for the three months ended March 31, 2005. The increase in cash provided by operating activities in the three months ended March 31, 2006 compared to the three months ended March 31, 2005 was primarily attributable to increased cash earnings and improved working capital management. In the three months ended March 31, 2005 our E&C segment’s working capital was negatively impacted by the timing of billings and payment terms under certain contracts entered into in 2004.
      Cash used in investing activities for the three months ended March 31, 2006 was $2.6 million compared with $1.6 million for the three months ended March 31, 2005 and consisted primarily of capital expenditures to support our business growth.
      For the three months ended March 31, 2006 and 2005, cash used in financing activities was $5.8 million and $0.6 million, respectively. In the three months ended March 31, 2006, we made a $5.0 million voluntary principal prepayment under the term loan portion of our senior secured credit facility and $0.8 million of net payments under the Ferox revolving credit facilities. In the three months ended March 31, 2005, we made $0.6 million of scheduled principal payments under the term loan portion of the 2003 Credit Facility.

2005 Successor Period
      Cash provided by operating activities for the 2005 Successor Period was $18.7 million, which included cash provided by changes in working capital components of $7.6 million.
      During the 2005 Successor Period, we used $362.3 million of cash for investing activities. Cash of $356.6 million was used to pay proceeds to our former shareholders as a result of the Acquisition and $5.6 million was used for capital expenditures. The significant capital expenditures were for the construction of the new manufacturing facility in China, the expansion of the biological storage product line manufacturing facility in New Prague, Minnesota and reinvestment to upgrade existing facilities to support business growth.
      Cash provided by financing activities for the 2005 Successor Period, was $348.5 million. In connection with the Acquisition, we received proceeds of $350.0 million from the senior secured credit facility and senior subordinated notes and proceeds of $111.3 million from the sale of stock to affiliates of First Reserve. These proceeds were used to pay our former shareholders, repay $76.5 million of long-term debt under the 2003 Credit Facility, pay former stock option holders $15.8 million and pay financing and transaction costs of $11.6 million and $1.8 million, respectively. In addition, we made a voluntary principal prepayment of $5.0 million on the term loan.

2005 Reorganized Period
      Cash provided by operating activities for the 2005 Reorganized Period was $15.6 million and included cash used in working capital components of $10.6 million to support the growth in business, particularly in the E&C and D&S segments.
      During the 2005 Reorganized Period, we used $20.8 million of cash for investing activities. Cash of $12.0 million, net of cash acquired, was used to acquire 100% of the equity interest in Changzhou CEM Cryo Equipment Co., Ltd, or CEM. The CEM acquisition is further described in the notes to our consolidated financial statements included elsewhere in this prospectus. Cash used for capital expenditures for the period was $11.0 million. The significant capital expenditures were for the construction of the new manufacturing facility in China, the expansion of the biological storage product line manufacturing facility in New Prague, Minnesota and reinvestments to upgrade existing facilities to support growth in our businesses. In addition, we received proceeds of $1.7 million from the settlement of a promissory note related to the 2003 sale of our former Greenville Tube, LLC stainless steel tubing business.
      For the 2005 Reorganized Period, $1.7 million of cash was provided by financing activities. We borrowed $18.9 million under our revolving credit facilities, including $10.0 million in the second quarter of 2005 under the revolving credit portion of the 2003 Credit Facility to finance our acquisition of CEM. In addition, we made net payments under the revolving credit portion of our 2003 Credit Facility and other revolving credit facilities of $15.9 million and $1.9 million of scheduled principal payments under the term loan portion of the 2003 Credit Facility, and $1.1 million of payments on other long-term debt. Proceeds from the sale of stock during this period were $1.7 million.

Year Ended December 31, 2004
      Cash provided by operating activities was $35.1 million for the year ended December 31, 2004, which was primarily a result of improved operating performance of all of our business segments, including increased sales, realized savings due to continued restructuring efforts and our successful reorganization under the Bankruptcy Code enabling us to return to normal payment terms with most of our vendors. This positive cash flow was partially offset by increased inventory levels, particularly at the BioMedical segment to ensure uninterrupted service to customers during the transfer of manufacturing operations from the Burnsville, Minnesota facility to the Canton, Georgia facility.
      In 2004, net cash used for investing activities was $3.3 million. Capital expenditures were $9.4 million and included the expansion of the Canton, Georgia facility to accommodate the transfer of medical product line manufacturing to that facility from the Burnsville, Minnesota facility, the expansion of our operations in China and reinvestment into other facilities. In addition, we received cash proceeds on the sale of assets of $6.1 million in 2004, which included $4.3 million from the sale of the Burnsville, Minnesota facility, $0.6 million from the sale of a vacant building and parcel of land at the New Prague, Minnesota facility, and $1.1 million from the sale of equipment at the Plaistow, New Hampshire facility.
      We used $35.7 million of cash for financing activities in 2004. We paid $33.1 million to reduce our long-term debt. This amount included voluntary prepayments made in April, September and December 31, 2004, of $10.0 million, $12.0 million and $8.0 million respectively, on the term loan portion of our 2003 Credit

Facility. The prepayments were made due to the significant amount of cash provided by the operating activities in 2004. Each prepayment reduced all future scheduled quarterly amortization payments on a pro-rata basis. Also, we used $1.9 million of cash for our debt restructuring initiatives including costs associated with the reorganization. We were required to delay until January 2004, when our fee applications were approved by the U.S. Bankruptcy Court, payments of approximately $0.9 million in bankruptcy related fees to various professional service providers.

Three Months Ended December 31, 2003
      Our cash provided by operating activities was $5.0 million for the three months ended December 31, 2003. This cash flow was primarily generated from working capital improvements as we continued to benefit from our successful Chapter 11 bankruptcy reorganization by improved timeliness of customer cash collections on trade receivables, reduced inventory levels and improved vendor payment terms.
      Cash provided by investing activities was $0.2 million, while cash used in financing activities was $14.0 million for this three month period. We made term loan principal payments of $10.9 million, including a voluntary $10.0 million prepayment in December 2003 under the term loan portion of our 2003 Credit Facility that reduced all future scheduled quarterly principal payments on a pro-rata basis. In addition, we had net payments under the revolving credit portion of our 2003 Credit Facility and other revolving credit facilities of $2.6 million.

Nine Months Ended September 30, 2003
      Cash provided by operating activities for the nine months ended September 30, 2003 was $19.5 million. The cash provided from operations and working capital improvements was $16.9 million and $2.6 million, respectively. The working capital improvements were primarily attributable to the successful Chapter 11 bankruptcy reorganization as we strengthened our credit and collection policies and improved our cash collections of trade receivables, reduced cash requirements for inventory purchases due to the closure of several manufacturing facilities and the return to normal payments terms with a significant number of our vendors.
      During this nine-month period, $15.1 million of cash was provided by investing activities. $16.1 million was provided by the proceeds from the sale of assets, including $13.5 from the sale of certain assets and liabilities from our Greenville Tube, LLC stainless steel tubing business, and $2.5 million from the sale of certain fixed assets of the cyropump and valves product line from our closed Columbus, Ohio manufacturing facility. The proceeds from these sales were primarily used to fund certain senior debt interest payments, pay certain professional fees, and provide increased liquidity for working capital and other corporate needs.
      Our cash used in financing activities was $15.9 million. We used $12.6 million to pay fees for our debt restructuring initiatives, $1.3 million for net payments under our then-existing credit facilities and $1.2 million for long-term debt payments. The remaining cash of $0.8 million was used for interest rate collar payments and purchases of treasury stock.

Cash Requirements
      We do not anticipate any unusual cash requirements for working capital needs for the remaining nine months of 2006. We anticipate that we will use more cash during 2006 for capital expenditures than we have used in recent years, subject to restrictions under our senior secured credit facility. A significant portion of capital expenditures will be for facility expansions and related equipment to increase capacity in the E&C and D&S segments. Management believes that these expansions are necessary to support our current backlog levels and our expected growth in business due to increased demand in the industrial gas and LNG and gas to liquid, or GTL, segments of the hydrocarbon gas markets. In addition, we expect to pursue strategic business acquisitions in the remaining nine months of 2006 to complement our existing product offerings.
      For the remaining nine months of 2006, cash requirements for debt service are forecasted to be approximately $25.0 million for scheduled interest payments under our senior secured credit facility and the senior subordinated notes. We are not required to make any scheduled principal payments during the remaining nine months of 2006 under the term loan portion of our senior secured credit facility due to the voluntary principal prepayments that have been made to date. For the remaining nine months of 2006, we expect to use approximately $16.0 million of cash for both U.S. and foreign income taxes and contribute approximately $1.1 million of cash to our four defined benefit pension plans to meet ERISA minimum funding requirements.
      Since March 31, 2006, we have received $37.1 million from the exercise of the existing warrant held by FR X Chart Holdings LLC to purchase 573,027 shares of common stock. We also received $2.1 million from the exercise of 131,823 rollover options for the issuance of an equivalent number of shares of common stock. We used approximately $16.5 million of these proceeds to complete our acquisition of Cooler Service on May 26, 2006, as described under the caption “Prospectus Summary — Recent Developments”, and used the remainder of these proceeds and other cash on hand to make a voluntary principal prepayment of $25.0 million under the term loan portion of our senior secured credit facility in the second quarter of 2006.

Contractual Obligations
      Our known contractual obligations as of December 31, 2005 and cash requirements resulting from those obligations are as follows:

	Payments Due by Period

					2011 and
	Total	2006	2007-2008	2009-2010	Thereafter

	(Dollars in thousands)
Long-term debt(1)	$345,000	$—	$720	$2,880	$341,400
Interest on long-term debt(1)	236,531	27,729	54,957	54,689	99,156
Operating leases	9,255	2,040	3,568	2,939	708
Pension obligations	16,596	1,176	2,589	3,010	9,821

Total contractual cash obligations	$607,382	$30,945	$61,834	$63,518	$451,085

(1)	We intend to repay indebtedness using the net proceeds of this offering. This will reduce our long-term debt and interest obligations. See “Use of Proceeds” and “Unaudited Pro Forma Financial Information.”
      The interest payments in the above table were estimated based upon our existing debt structure at December 31, 2005, which included the senior secured credit facility and senior subordinated notes, less scheduled debt payments each year, and the interest rates in effect at December 31, 2005. The planned funding of the pension and other post-employment obligations were based upon actuarial and management estimates taking into consideration the current status of the plans.
      Our commercial commitments as of December 31, 2005, which include standby letters of credit and bank guarantees, represent potential cash requirements resulting from contingent events that require performance by us or our subsidiaries pursuant to funding commitments, and are as follows:

	Total	2006	2007-2008

	(Dollars in thousands)
Standby letters of credit	$12,325	$10,585	$1,740
Bank guarantees	11,623	9,279	2,344

Total commercial commitments	$23,948	$19,864	$4,084

Capital Structure
      As a result of the Acquisition, we had 1,718,896 shares of common stock issued and outstanding at December 31, 2005. Also, in connection with the Acquisition, a warrant to purchase 573,027 shares of our common stock was issued in November 2005 to FR X Chart Holdings LLC and 218,408 stock options, which we refer to as the New Options, under the 2005 Stock Incentive Plan were granted to management to purchase shares of our common stock at an exercise price of $64.75 per share. In addition, certain members of management rolled over 131,823 stock options in the Acquisition from our 2004 Stock Option and Incentive Plan, the exercise price of which was adjusted to $16.19 per share.
      The warrant may be exercised anytime, including on a cashless basis, and expires in March 2014. The New Options are exercisable for a period of ten years and have two different vesting schedules. 77,094 of the New Options are time-based, or Time-based Options, and vest 20% per year over a five-year period, and 141,314 of the New Options are performance-based, or Performance-based Options, and vest based upon specified returns on First Reserve’s investment in the company. In addition, 122,470 of the rollover options were vested on the closing date of the Acquisition and the remaining 9,353 rollover options vested in the first six months of 2006. On October 17, 2005, we adopted SFAS 123(R) “Share-Based Payments” to account for our 2005 Stock Incentive Plan. See “—Recently Adopted Accounting Standards” below for further information regarding the adoption of SFAS 123(R).
      Since March 31, 2006, the warrant has been exercised and 573,027 shares were issued to FR X Chart Holdings LLC and the 131,823 rollover options have been exercised for an equivalent number of shares. Each of such exercises was done on a cash basis.
Off-Balance Sheet Arrangements
      We do not have any off-balance sheet arrangements as defined in the Securities Act.
Contingencies
      We are involved with environmental compliance, investigation, monitoring and remediation activities at certain of our operating facilities, and accrue for these activities when commitments or remediation plans have been developed and when costs are probable and can be reasonably estimated. Historical annual cash expenditures for these activities have been charged against the related environmental reserves. Future expenditures relating to these environmental remediation efforts are expected to be made over the next 8 to 14 years as ongoing costs of remediation programs. Management believes that any additional liability in excess of amounts accrued, which may result from the resolution of such matters should not have a material adverse effect on our financial position, liquidity, cash flows or results of operations.
      In March 2003, CHEL filed for a voluntary administration under the U.K. Insolvency Act of 1986. It is uncertain whether we will be subject to any significant liability resulting from CHEL’s insolvency administration. See “Business—Legal Proceedings.”
      In 2004, as part of the Plaistow, New Hampshire manufacturing facility closure, we withdrew from the multi-employer pension plan related to the Plaistow employees. We continue to carry a related estimated withdrawal liability of $0.2 million at December 31, 2005. Any additional liability in excess of the amount accrued is not expected to have a material adverse impact on our financial position, liquidity, cash flow or results of operations.
      We are occasionally subject to various other legal actions related to performance under contracts, product liability and other matters, several of which actions claim substantial damages, in the ordinary course of our business. Based on our historical experience in litigating these actions, as well as our current assessment of the underlying merits of the actions and applicable insurance, we believe the resolution of these other legal actions will not have a material adverse effect on our financial position, liquidity, cash flows or results of operations.
Foreign Operations
      During 2005, we had operations in Australia, China, the Czech Republic, Germany and the United Kingdom, which accounted for 23.3% of consolidated revenues and 13.5% of total assets at December 31, 2005. Functional currencies used by these operations include the Australian Dollar, the Chinese Renminbi Yuan, the Czech Koruna, the Euro and the British Pound. We are exposed to foreign currency exchange risk as a result of transactions by these subsidiaries in currencies other than their functional currencies, and from transactions by our domestic operations in currencies other than the U.S. Dollar. The majority of these functional currencies and the other currencies in which we record transactions are fairly stable. The use of these currencies, combined with the use of foreign currency forward purchase and sale contracts, has enabled us to be sheltered from significant gains or losses resulting from foreign currency transactions. This situation could change if these currencies experience significant fluctuations in their value as compared to the U.S. Dollar.
Application of Critical Accounting Policies
      Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and are based on the selection and application of significant accounting policies, which require management to make estimates and assumptions. Although Fresh-Start accounting required the selection of appropriate accounting policies for the Reorganized Company, the significant accounting policies previously used by the Predecessor Company have generally continued to be used by the Reorganized Company and Successor Company. Management believes the following are some of the more critical judgmental areas in the application of its accounting policies that affect its financial position and results of operations.
      Allowance for Doubtful Accounts. We evaluate the collectibility of accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations (e.g., bankruptcy filings, substantial downgrading of credit scores), a specific reserve is recorded to reduce the receivable to the amount we believe will be collected. We also record allowances for doubtful accounts based on the length of time the receivables are past due and historical experience. If circumstances change (e.g., higher-than-expected defaults or an unexpected material adverse change in a customer’s ability to meet its financial obligations), our estimates of the collectibility of amounts due could be changed by a material amount.
      Inventory Valuation Reserves. We determine inventory valuation reserves based on a combination of factors. In circumstances where we are aware of a specific problem in the valuation of a certain item, a specific reserve is recorded to reduce the item to its net realizable value. We also recognize reserves based on the actual usage in recent history and projected usage in the near-term. If circumstances change (e.g., lower-than-expected or higher-than-expected usage), estimates of the net realizable value could be changed by a material amount.
      Long-Lived Assets. We monitor our long-lived assets for impairment indicators on an ongoing basis in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” If impairment indicators exist, we perform the required analysis and record impairment charges in accordance with SFAS No. 144. In conducting our analysis, we compare the undiscounted cash flows expected to be generated from the long-lived assets to the related net book values. If the undiscounted cash flows exceed the net book value, the long-lived assets are considered not to be impaired. If the net book value exceeds the undiscounted cash flows, an impairment loss is measured and recognized. An impairment loss is measured as the difference between the net book value and the fair value of the long-lived assets. Fair value is estimated based upon either discounted cash flow analyses or estimated salvage values. Cash flows are estimated using internal forecasts as well as assumptions related to discount rates. Changes in economic or operating conditions impacting these estimates and assumptions could result in the impairment of long-lived assets. In 2006, we expect to record approximately $4.3 million of amortization expense related to backlog.
      Goodwill and Other Indefinite Lived Intangible Assets. Under SFAS No. 142, “Goodwill and Other Intangible Assets”, we evaluate goodwill and indefinite lived intangible assets for impairment on an annual basis. To test for impairment, we are required to estimate the fair market value of each of our reporting units. We developed a model to estimate the fair market value of our reporting units. This fair market value model incorporates our estimates of future cash flows, estimates of allocations of certain assets and cash flows among reporting units, estimates of future growth rates and management’s judgment regarding the applicable discount rates to use to discount those estimated cash flows. Changes to these judgments and estimates could result in a significantly different estimate of the fair market value of the reporting units, which could result in a different assessment of the recoverability of goodwill and other indefinite lived intangible assets.
      Pensions. We account for our defined benefit pension plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” which requires that amounts recognized in financial statements be determined on an actuarial basis. Our funding policy is to contribute at least the minimum funding amounts required by law. SFAS No. 87 and the policies used by us, notably the use of a calculated value of plan assets (which is further described below), generally reduce the volatility of pension expense from changes in pension liability discount rates and the performance of the pension plans’ assets.
      A significant element in determining our pension expense in accordance with SFAS No. 87 is the expected return on plan assets. We have assumed that the expected long-term rate of return on plan assets as of December 31, 2005 will be 8.25%. These expected return assumptions were developed using a simple averaging formula based upon the plans’ investment guidelines and the historical returns of equities and bonds. While over the long term, the investment strategy employed with our pension plan assets has earned in excess of such rates, we believe our assumptions for expected future returns are reasonable. However, we cannot guarantee that we will achieve these returns in the future. The assumed long-term rate of return on assets is applied to the market value of plan assets. This produces the expected return on plan assets that reduces pension expense. The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains or losses affects the calculated value of plan assets and, ultimately, future pension expense.
      At the end of each year, we determine the rate to be used to discount plan liabilities. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, we look to rates of return on high quality, fixed-income investments that receive one of the two highest ratings given by a recognized rating agency and the expected timing of benefit payments under the plan. At December 31, 2005, we determined this rate to be 5.50%. Changes in discount rates over the past three years have not materially affected pension expense, and the net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, has been deferred as allowed by SFAS No. 87.
      At December 31, 2005, our consolidated net pension liability recognized was $6.9 million, a decrease of $2.3 million from December 31, 2004. The decrease is primarily due to an increase in the fair value of plan assets during 2005, and the recognition of the previously determined net unamortized gain at the closing date of the Acquisition in accordance with SFAS 141, “Business Combinations.” For the 2005 Successor Period and the 2005 Reorganized Period, we recognized approximately $0.01 million and $0.2 million, respectively, of pension income. The consolidated pension expense for the year ended December 31, 2004 was $0.8 million. The pension expense has decreased in the 2005 periods primarily due to the freezing of a third defined benefit pension plan at December 31, 2004 and the elimination of amortization of prior service costs at October 17, 2005 in accordance with SFAS 141. We currently expect that the pension income in 2006 will be approximately $0.5 million, an improvement from the 2005 and 2004 pension income and expense, respectively, due to the freezing of all four defined benefit pension plans.
      Environmental Remediation Obligations. Our obligation for known environmental problems at our current and former manufacturing facilities have been recognized on an undiscounted basis based on estimates of the cost of investigation and remediation at each site. Management reviews our environmental remediation sites quarterly to determine if additional cost adjustments or disclosures are required. The characteristics of environmental remediation obligations, where information concerning the nature and extent of clean-up activities is not immediately available and changes in regulatory requirements frequently occur, result in a significant risk of increase to the obligations as they mature. Expected future expenditures are not discounted to present value and potential insurance recoveries are not recognized until realized.
      Product Warranty Costs. We estimate product warranty costs and accrue for these costs as products are sold. Estimates are principally based upon historical product warranty claims experience over the warranty period for each product line. Due to the uncertainty and potential volatility of these warranty estimates, changes in assumptions could materially affect net income.
      Revenue Recognition — Long-Term Contracts. We recognize revenue and gross profit as work on long-term contracts progresses using the percentage of completion method of accounting, which relies on estimates of total expected contract revenues and costs. We follow this method since reasonably dependable estimates of the revenue and costs applicable to various stages of a contract can be made. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of the contract, recognized revenues and profit are subject to revisions as the contract progresses toward completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. Accordingly, favorable changes in estimates result in additional profit recognition, and unfavorable changes will result in the reversal of previously recognized revenue and profits. When estimates indicate a loss is expected to be incurred under a contract, cost of sales is charged with a provision for such loss. As work progresses under a loss contract, revenue and cost of sales continue to be recognized in equal amounts, and the excess of costs over revenues is charged to the contract loss reserve. Change orders resulting in additional revenue and profit are recognized upon approval by the customer based on the percentage that incurred costs to date bear to total estimated costs at completion. We use the percentage of completion method of accounting primarily in the E&C segment, with the balance made up by the D&S segment.
Recently Adopted Accounting Standards
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment.” SFAS No. 123(R) is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and eliminates the pro forma disclosure option allowed under SFAS 123. SFAS 123(R) is effective for nonpublic entities for fiscal years beginning after December 15, 2005. We adopted SFAS 123(R) on October 17, 2005 in conjunction with the Acquisition.
      In December 2004, the FASB issued FASB Staff Position, or FSP, FSP No. 109-1, “Application for FASB Statement No 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” FSP 109-1 is intended to clarify that the domestic manufacturing deduction should be accounted for as a special deduction (rather than a rate reduction) under SFAS No. 109, “Accounting for Income Taxes.” A special deduction is recognized under SFAS 109 as it is earned. The adoption of this statement did not have a material impact on our financial position or results of operations.
      In December 2004, the FASB issued FSP No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” FSP 109-2 provides guidance under SFAS No. 109, “Accounting for Income Taxes,” with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004, or the Jobs Act, on enterprises’ income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. We completed evaluating the impact of the repatriation provisions, and the adjustment as provided for in FSP 109-2, did not have a material impact on our tax expense or deferred tax liability.
      In March 2005, the FASB issued FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations.” This interpretation requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. This statement is effective for the year ending December 31, 2005. The adoption of this statement did not have a material affect on our financial position, results of operations, liquidity or cash flows.
Recently Issued Accounting Standards
      The Financial Accounting Standards Board, or FASB, has recently issued the following Statements of Financial Accounting Standards that we have not adopted as of December 31, 2005:
      In December 2004, the FASB issued SFAS No. 151, “Inventory Costs.” SFAS No 151 requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material expenses to be recognized as current period charges. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

The standard is effective for fiscal years beginning after June 15, 2005. We are currently evaluating the effect the adoption of SFAS No. 151 will have on our financial position or results of operations.
      In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS 154 replaces APB Opinion No. 20, “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle. SFAS 154 also requires that a change in method of depreciating and amortizing a long-lived asset be accounted for prospectively as a change in estimate, and the correction of errors in previously issued financial statements should be termed a restatement. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS 154 does not have an impact our present consolidated financial statements and will only affect financial statements to the extent there are future accounting changes or errors.
Quantitative and Qualitative Disclosures About Market Risk
      In the normal course of business, our operations are exposed to continuing fluctuations in foreign currency values and interest rates that can affect the cost of operating and financing. Accordingly, we address a portion of these risks through a program of risk management.
      Our primary interest rate risk exposure results from the current senior secured credit facility’s various floating rate pricing mechanisms. We entered into an interest rate derivative contract, or collar, in March 1999 to manage interest rate risk exposure relative to our debt. This collar had a notional amount of $4.4 million at December 31, 2005 and expired in March 2006. The fair value of the contract related to the collar outstanding December 31, 2005 is a liability of less than $0.1 million and is recorded in accrued interest. If interest rates were to increase 100 basis points (1%) from December 31, 2005 rates, and assuming no changes in debt from the December 31, 2005 levels, our additional annual expense would be approximately $1.8 million on a pre-tax basis.
      We have trade receivables and payables and cash flows in foreign currencies other than the functional currencies of our subsidiaries creating foreign exchange risk, the primary foreign currencies being the British Pound, the Czech Koruna and the Euro. Monthly measurement, evaluation and forward exchange contracts are employed as methods to reduce this risk. We enter into foreign exchange forward contracts at Chart Ferox a.s., our Czech Republic subsidiary, to hedge anticipated and firmly committed foreign currency transactions. We do not hedge foreign currency translation or foreign currency net assets or liabilities. The terms of these forward contracts are one year or less. Historically, changes in foreign currency exchange rates have not had a significant impact on our operating results or cash flows.
Covenant Compliance
      We believe that our senior secured credit facility and the indenture governing our outstanding notes are material agreements, that the covenants are material terms of these agreements and that information about the covenants is material to an investor’s understanding of our financial condition and liquidity. The breach of covenants in the senior secured credit facility that are tied to ratios based on Adjusted EBITDA, as defined below, could result in a default under the senior secured credit facility and the lenders could elect to declare all amounts borrowed due and payable. Any such acceleration would also result in a default under our indenture. Additionally, under the senior secured credit facilities and indenture, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is also tied to ratios based on Adjusted EBITDA.

      Covenant levels and pro forma ratios for the four quarters ended March 31, 2006 are as follows:

Four Quarters Ended
March 31, 2006
	Covenant Level	Ratio

Senior Secured Credit Facility(1)
Minimum Adjusted EBITDA to cash interest ratio	1.75x	3.00x
Maximum total debt to Adjusted EBITDA ratio	6.75x	4.15x
Indenture(2)
Minimum pro forma Adjusted EBITDA to pro forma fixed charge coverage ratio required to incur additional debt pursuant to ratio provisions(3)	2.0x	3.00x

(1)	The senior secured credit facility requires us to maintain an Adjusted EBITDA to cash interest ratio starting at a minimum of 1.75x and a total net debt to Adjusted EBITDA ratio starting at a maximum of 6.75x. Failure to satisfy these ratio requirements would constitute a default under the senior secured credit facility. If lenders under the senior secured credit facility failed to waive any such default, repayment obligations under the senior secured credit facility could be accelerated, which would also constitute a default under the indenture.

(2)	Our ability to incur additional debt and make certain restricted payments under our indenture, subject to specified exceptions, is tied to an Adjusted EBITDA to fixed charge ratio of at least 2.0 to 1.0.

(3)	The ratio is calculated giving pro forma effect to the Acquisition and the incurrence of debt under the indenture and the senior secured credit facility.
      Adjusted EBITDA as used herein is defined as net income before interest expense, provision for income taxes, depreciation and amortization and further adjusted to exclude non-recurring items, non-cash items and other adjustments permitted in calculating covenants contained in the related senior secured credit facility and indenture governing the notes, as shown in the table below. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors to demonstrate compliance with financing covenants and our ability to pay dividends.

The presentation of Adjusted EBITDA, a non-GAAP financial measure, and ratios based thereon, do not comply with accounting principles generally accepted in the United States.

	Predecessor
	Company	Reorganized Company				Successor Company

	Nine Months	Three Months		January 1,	Three Months	October 17,	Three Months	Pro Forma
	Ended	Ended	Year Ended	2005 to	Ended	2005 to	Ended	Year Ended
	September 30,	December 31,	December 31,	October 16,	March 31	December 31,	March 31	December 31,
	2003	2003	2004	2005	2005	2005	2006	2005

	(Dollars in thousands)
Net income (loss)	$(7,085)	$31	$22,600	$8,858	5,535	$(506)	6,045	(8,486)
Income tax expense (benefit)	3,047	(125)	10,134	7,159	3,071	(441)	2,980	(3,602)
Interest expense — net	10,300	1,344	4,712	4,164	985	5,556	6,545	27,401
Depreciation and amortization(a)	9,260	2,225	8,490	6,808	1,944	4,396	5,194	20,987

EBITDA	$15,522	$3,475	$45,936	$26,989	11,535	$9,005	20,764	36,300

EBITDA	$15,522	$3,475	$45,936	$26,989	$11,535	$9,005	$20,764	36,300
Stock-based compensation expense(b)	—	—	2,433	9,508	592	437	321	9,945
Inventory valuation charge(c)	—	5,368	—	—	—	8,903	—	8,903
Acquisition expenses(d)	—	—	—	6,602	—	—	—	6,602
In-process research and development charge(e)	—	—	—	2,768	—	—	—	2,768
Hurricane losses(f)	—	—	—	1,057	—	406	182	1,463
Employee separation and plant closure costs(g)	1,338	1,010	3,346	1,700	703	255	162	1,955
Reorganization expenses(h)	369	357	706	1,470	73	88	45	1,558
Appraisal rights settlement(i)	—	—	—	—	—	500	—	500
Management fees(j)	—	—	380	306	95	—	—	—
(Gain) loss on sale of assets(k)	8,929	(57)	133	(131)	—	78	—	(53)
Income from discontinued operations(l)	(833)	—	—	—	—	—	—	—

Adjusted EBITDA	$25,325	$10,153	$52,934	$50,269	$12,998	$19,672	$21,474	69,941

(a)	The nine months ended September 30, 2003, the 2005 Successor Period and the three months ended March 31, 2006 include financing costs amortization of $1.7 million, $0.3 million and $0.4 million respectively.

(b)	Represents stock-based compensation charges for stock and stock options issued to key employees and directors, and an additional charge for the cash-out of stock options in the 2005 Reorganized Period as a result of the Acquisition. Although it may be of limited relevance to holders of our debt instruments, it may be of more relevance to our equity holders, since such equity holders ultimately bear such expenses.

(c)	Represents a non-cash inventory valuation charge recorded in cost of sales for the adjustment of inventory to fair value as a result of Fresh-Start accounting as of September 30, 2003 and purchase accounting as of October 17, 2005, the closing date of the Acquisition. Under Fresh-Start and purchase accounting, inventory was adjusted to the fair value as of the dates indicated above, and a corresponding charge was taken in the subsequent three months ended December 31, 2003 and the 2005 Successor Period cost of sales as the inventory was sold.

(d)	Represents acquisition expenses, primarily professional fees, incurred by us as a result of the Acquisition.

(e)	Represents a non-cash charge for purchased in-process research and development in conjunction with the acquisition of CEM in 2005.

(f)	Represents losses and costs incurred related to the damaged caused by Hurricane Rita at our New Iberia, Louisiana facilities.

(g)	Includes inventory valuation charges recorded in cost of sales, and severance expenses, facility exit costs and non-operating expenses related to the execution of our operational restructuring plan, which primarily included moving the Burnsville, Minnesota manufacturing operations to Canton, Georgia, closing the Plaistow, New Hampshire and Wolverhampton, United Kingdom manufacturing facilities and closing the Westborough, Massachusetts engineering office.

(h)	Includes pre-bankruptcy debt restructuring-related fees, Fresh-Start accounting adjustments and expenses, and a claim settlement related to our 2003 bankruptcy reorganization.

(i)	Represents a charge for the settlement of former Reorganized Company shareholders’ appraisal rights claims as a result of the Acquisition.

(j)	Represents non-recurring management fees charged by our Reorganized Company majority shareholders, which are not charged by First Reserve.

(k)	Includes non-recurring gains and losses and charges on the sale, disposal or impairment of assets.

(l)	Represents income from our former Greenville Tube, LLC stainless steel tubing business, which was sold in July 2003.

INDUSTRY OVERVIEW
      Our products and services are important components to the liquid gas supply chain. They are employed in cryogenic liquid production, purification, transportation, distribution, storage and other processes in which cryogenic liquids are converted into the desired gases. These processes are important to the use of hydrocarbon and industrial gases. Important applications include LNG liquefaction and regasification, gas to liquids, natural gas and petrochemical processing, industrial gas production, transportation and storage, home healthcare applications and biomedical research. Accordingly, global demand for natural gas and industrial gases are fundamental drivers of our business.
      Natural gas usage is increasing rapidly due to its advantageous environmental characteristics, superior heat efficiency, and growth in other applications such as petrochemical feedstock. According to the International Energy Agency or IEA, the consumption of natural gas will exceed that of coal by 2015. The Energy Information Administration or EIA, projects that global natural gas usage will grow 2.4% annually from 2002 to 2020 compared to 2.0% for oil and 2.3% for coal.
Growing Natural Gas Consumption
Source: “LNG World Energy Outlook” May 19-20, 2005 International Energy Agency presentation
Source: “Industrial Energy Outlook 2005” July 2005 Energy Information Administration Publication
     LNG is expected to be the fastest growing segment of the natural gas value chain. New supplies of natural gas are largely found in areas that are long distances from the consumers of natural gas. In circumstances where pipeline transport is not feasible, natural gas must be converted into a more compact, liquid form, in order to effectively transport it to the required location. Products that enable the liquefaction of natural gas and re-gasification of LNG for transportation and storage are critical to the LNG industry.
      The LNG liquefaction process is currently the largest LNG market for our products. Our heat exchangers, cold boxes, vacuum-insulated pipe, or VIP, and other products are used by customers in the LNG market to liquefy, transport, distribute and store natural gas. According to the IEA, investments in global LNG facilities are expected to total approximately $250 billion from 2001 to 2030.

      Energy Ventures Analysis projects LNG liquefaction capacity to increase 15.2% per annum from 2005 through 2011.
Source: Energy Ventures Analysis, 2005
     Commensurate with the increased LNG liquefaction investment and capacity, transportation of LNG is expected to outpace pipeline transport of natural gas over the next couple decades. The IEA expects the transportation of LNG in 2030 to be more than six times the level in 2001. Once this LNG reaches its end market it will either be re-gasified for pipeline distribution or distributed or stored in LNG format using cryogenic tanks where there is no pipeline infrastructure.
Source: “LNG World Energy Outlook” May 19-20, 2005 International Energy Agency presentation
     Hydrocarbon processing is another substantial market for our products. In natural gas processing, customers employ cryogenic equipment to separate and purify natural gas and then to further separate natural gas into its component elements such as ethane, propane, butane, other natural gas to liquids and by-products such as helium. In petrochemical processing, customers use cryogenic separation and purification processes to convert natural gas elements into ethylene (the basic building block of plastics), propylene and numerous other industrial chemicals. The hydrocarbon processing market uses many of the products from our cryogenic categories in the gas separation and purification processes and the subsequent storage and distribution of liquid gases. Major customers for our products in the hydrocarbon processing markets are large multinational firms in the oil and gas industry, and large engineering and construction firms.
      Industrial gas demand is another fundamental driver of our business. Growth in the industrial gas market is driven by the underlying demand for products that require oxygen, nitrogen, argon and other air gases. Producers of industrial gases separate atmospheric air into its component gases using cryogenic processes. The resultant liquid gases are then stored and transported for ultimate use by a wide variety of customers in the petrochemical, electronics, glass, paper, metals, food, fertilizer, welding, enhanced oil recovery and medical industries. The industrial gas market uses our products throughout this process, for the separation, purification, storage and distribution of gases. Notably, the oil and chemicals sector is a substantial user of industrial gases, for stimulating well pressure, refining oil, producing petrochemicals and other applications.

      According to Spiritus Consulting, or Spiritus, revenue in the industrial gas market grew at 6.6% per annum from 1999 to 2004. Spiritus projects the global industrial gas market to grow at 7.0% per annum through 2009, fueled by growth of 9.0% per annum in Asia, the Middle East and Africa. The following graph was prepared by us using data from the Spiritus Consulting Report, 2004.
Industrial Gas Sales Growth by Region
Source: Spiritus Consulting Report, 2004
     Our BioMedical segment is primarily driven by growth in home healthcare and biomedical research. Growth in the home healthcare market is being driven by the trend of decreased hospital inpatient stays in favor of lower cost outpatient treatments as well as by the aging U.S. population. According to U.S. Census data, the U.S. population aged 65 and over will grow from 35.0 million in 2000 to 46.8 million by 2015.
Growth in U.S. Elderly Population
Aged 65+
Source: U.S. Census Bureau, 2000
     Growth in an aging population as well as increases in the number of respiratory disease cases is expected to increase demand for respiratory therapy and home-based oxygen devices. Respiratory therapy, which includes liquid oxygen systems, oxygen compression systems and oxygen concentrators, is a primary product service of our BioMedical segment.
      Similarly, the global expansion of bio-tech and stem cell research, and cord blood storage is expected to increase demand for our biological storage products for storing biological material. Additionally, U.S. Homeland Security initiatives in response to acts of bio-terrorism should drive greater demand for our biological storage products. Global artificial insemination is expected to grow as countries are moving toward independence in their dairy and beef production.
      We believe that equipment suppliers that are diversified in terms of product offerings that span the entire supply chain for users of hydrocarbon and industrial gases will continue to be industry leaders.

BUSINESS
Overview
      We are a leading independent global manufacturer of highly engineered equipment used in the production, storage and end-use of hydrocarbon and industrial gases, based on our sales and the estimated sales of our competitors. We supply engineered equipment used throughout the liquid gas supply chain globally. The largest portion of end-use applications for our products is energy-related, accounting for 51% of sales and 58% of orders in 2005, and 77% of backlog at December 31, 2005. We are a leading manufacturer of standard and engineered equipment primarily used for low-temperature and cryogenic applications. We have developed an expertise in cryogenic systems and equipment, which operate at low temperatures sometimes approaching absolute zero (0° Kelvin; -273° Centigrade; -459° Fahrenheit). The majority of our products, including vacuum-insulated containment vessels, heat exchangers, cold boxes and other cryogenic components, are used throughout the liquid gas supply chain for the purification, liquefaction, distribution, storage and use of hydrocarbon and industrial gases.
      Our primary customers are large, multinational producers and distributors of hydrocarbon and industrial gases and their suppliers. We sell our products and services to more than 2,000 customers worldwide. We have developed long-standing relationships with leading companies in the gas production, gas distribution, gas processing, LNG, chemical and industrial gas industries, including Air Products, Praxair, Airgas, Air Liquide, JGC Corporation, or JGC, Bechtel Corporation, General Electric, or GE, ExxonMobil, British Petroleum, or BP, and ConocoPhillips, many of whom have been purchasing our products for over 20 years.
      We have attained this position by capitalizing on our low-cost global manufacturing footprint, technical expertise and know-how, broad product offering, reputation for quality, and by focusing on attractive, growing markets. We have an established sales and customer support presence across the globe and low-cost manufacturing operations in the United States, Central Europe and China. We believe we are the number one or two equipment supplier in all of our primary end-use markets. For the three months ended March 31, 2006 and 2005, we generated sales of $120.8 million and $85.2 million, respectively. For the combined year ended December 31, 2005, we generated sales of $403.1 million compared to sales of $305.6 for the year ended December 31, 2004.
      We believe that we are well-positioned to benefit from a variety of long-term trends driving demand in our industry, including:

•	increasing demand for natural gas and the geographic dislocation of supply and consumption, which is resulting in the need for a global network for LNG;

•	increasing demand for natural gas processing, particularly in the Middle East, as crude oil producers look to utilize the gas portions of their reserves; and

•	increased demand for natural and industrial gases resulting from rapid economic growth in developing areas, particularly Central and Eastern Europe and China.

      The following charts show the proportion of our revenues generated by each operating segment as well as our estimate of the proportion of revenue generated by end-user for the combined year ended December 31, 2005.
Sales By Segment
Sales By End-User
Our Competitive Strengths
      Although we are subject to a number of competitive factors that we describe at the end of this competitive strengths section, we believe that the following competitive strengths position us to enhance our growth and profitability:

Focus on Attractive Growing End Markets. We anticipate growing demand in the end markets we serve, with particularly strong growth in LNG, natural gas processing, specific international markets across all segments and biomedical equipment. Energy Ventures Analysis projects global LNG liquefaction capacity to increase 15.2% per annum from 2005 through 2011 and the International Energy Agency expects the natural gas industry to invest approximately $250 billion in LNG facilities from 2001 to 2030. In addition, international demand for our products is being driven by growing manufacturing capacity and industrial activity in developing areas, particularly Central and Eastern Europe and China. Rapid economic development in these areas has caused a significant increase in the demand for natural and industrial gases. According to Spiritus Consulting, the global market for industrial gas is projected to grow 7.0% per annum from 2009.

Substantial Revenue Visibility. We have a large and growing backlog, which provides us with a high degree of visibility in our forecasted revenue. Our backlog is comprised of the portion of signed purchase orders or other written contractual commitments received from customers that we have not recognized as revenue under the percentage of completion method or based upon shipment. Our backlog as of March 31, 2006 was $237.0 million, compared to $233.6 million, $129.3 million and $49.6 million as of December 31, 2005, 2004 and 2003, respectively. Projects for energy-related applications totaled approximately $180.0 million in backlog as of December 31, 2005. Substantially all of our backlog as of December 31, 2005 is scheduled to be recognized as sales during the next twelve months.

Leading Market Positions. We believe we are the #1 or #2 equipment supplier in each of our primary end markets both domestically and internationally. Based on our relationships with key customers, we believe that our strong industry positioning makes us typically one of only two or three suppliers qualified to provide certain products to key customers. As our customers continue to rationalize their vendors, we expect to gain additional market share and that the benefit of our leading position will become more pronounced.

Diverse, Long-Standing Customer Base. We currently serve over 2,000 customers worldwide. Our primary customers are large, multinational producers and distributors of hydrocarbon and industrial gases that provide us with revenue stability. Customers and end-users also include high growth LNG processors, petrochemical processors and biomedical companies. We have developed strong, long-standing relationships with these customers, many of whom have been purchasing products from us or one of our predecessors for over 20 years. Our primary customers and end-users include Air Products, Praxair, Airgas, Air Liquide, JGC, Bechtel Corporation, GE, ExxonMobil, BP and ConocoPhillips.

Highly Flexible and Low-Cost Manufacturing Base. Given our long-term investment in global manufacturing facilities and specialized equipment, we have developed a substantial comparative scale and geographic advantage within the markets for the cryogenic products that we manufacture. The scale enables cost efficiencies and the geographic reach provides access to customers that we believe would be difficult for a potential competitor to replicate. With more than 1.6 million square feet of manufacturing space across 14 primary facilities and three continents, we have substantial operational flexibility. We are a low-cost producer for our products across all segments. In addition, the high cost of capital and economies of scale required for this type of manufacturing create significant barriers for new entrants.

Product Expertise, Quality, Reliability and Know-How. Within our end markets, we have established a reputation for quality, reliability and technical innovation. We believe that the main drivers of our target customers’ purchasing decisions are a supplier’s product expertise, quality, reliability and know-how rather than pricing and terms, giving us an advantage based on our reputation and consequent brand recognition. The value of this brand recognition is significantly enhanced by the extended life cycle of our products and the high cost to our target customers of product failure. As a focused provider of highly engineered cryogenic equipment, we believe it would be difficult for a new entrant to duplicate our capabilities.

Experienced Management Team. We have assembled a strong senior management team with over 250 combined years of related experience. We have a balance of entrepreneurs, internally developed leaders and experienced managers from analogous industries. The team has grown into a cohesive unit with complementary management and operational skills. The current management team is directly responsible for the strong sales growth and the significant margin improvements experienced since 2003.

      We compete in a number of niche markets with a number of competitors that are major corporations, some of which have substantially greater technical, financial and marketing resources than we do. Our ability to capitalize on our strengths could be hampered by our competitors’ ability to use their resources to adapt to changing market demands earlier than we are able to do so. For an additional discussion regarding our ability to compete in the highly competitive markets in which we operate, see “Risk Factors.”
Business Strategy
      We believe that we are well-positioned to maintain our leadership in providing highly engineered equipment for use in low-temperature and cryogenic applications and meet the world’s growing demand for hydrocarbon and industrial gases with more economical, reliable and environmentally friendly systems. The principal elements of our strategy are as follows:

Continue to develop innovative, high-growth, energy-specific products. We plan to continue to focus on extending our cryogenic technological leadership, both to capitalize on increasing demand for energy and to create new applications. We believe that we are well positioned to benefit from increased demand for LNG, natural gas processing and gas to liquid, or GTL, solutions. Our engineering, technical and marketing employees actively assist customers in specifying their needs and in determining appropriate products to meet those needs. Current product development includes subsea VIP, synthetic gas, hydrogen recovery, small-scale bulk gas distribution solutions and LNG/ GTL production systems.

Leverage our global platform to capitalize on growing international demand. We expect growth in hydrocarbon and industrial gas demand and investment over the next five years in the Middle East, Central and Eastern Europe, Russia and China. We believe that our historic and planned investment in our manufacturing facilities in the Czech Republic and China and the investment in sales and marketing capabilities in these markets, supplemented by our continuing investment in our U.S. facilities, has positioned us to increase our market share in growing international markets. We believe we are well-positioned to make acquisitions of complementary businesses to expand our global infrastructure.

Capitalize on our position as a market leader. We plan to continue to grow our long-standing relationships with the leading users of cryogenic equipment. Our engineering and development teams partner with our customers to better understand and meet their cryogenic equipment needs, particularly in the growing LNG and international markets. We intend to grow our customer base as industrial gas producers increasingly outsource bulk tank storage and other non-core parts of their business.

Maintain our position as a low-cost producer while continuing to improve operating performance. We believe we are the lowest cost manufacturer for most of our products and we intend to continue to leverage our scale, scope, technical expertise and know-how to deliver to our customers higher quality and more reliable products and services at lower cost. Our largest manufacturing facility is in the Czech Republic, which allows us to achieve considerable cost savings versus our competitors. In addition, we believe China, where we are experiencing significant growth, will be a sustainable low-cost labor environment. We maintain a disciplined approach to capital expenditures. We intend to make capacity investments in energy-related markets where we expect to realize significant and timely returns, and to also leverage our existing operating capacity in other markets.

Segments and Products
      We operate in three segments: (i) E&C, (ii) D&S and (iii) BioMedical. While each segment manufactures and markets different cryogenic equipment and systems to distinct end-users, they share a reliance on our heat transfer and low temperature storage know-how and expertise. The E&C and D&S segments manufacture products used in energy-related applications.

Energy and Chemicals Segment
      Our principal products within the E&C segment, which accounted for 30% of sales for the year ended December 31, 2005, are focused on process equipment, primarily heat exchangers and LNG systems, which include cold boxes and LNG vacuum-insulated pipe, used by major natural gas, petrochemical processing and industrial gas companies in the production of their products. Our products in the E&C segment include the following:

Heat Exchangers
      We are a leading designer and manufacturer of cryogenic and air cooled heat exchangers. Using technology pioneered by us, heat exchangers are incorporated into systems such as cold boxes to facilitate the progressive cooling and liquefaction of air or hydrocarbon mixtures for the subsequent recovery or purification of component gases. In hydrocarbon processing industries, heat exchangers allow producers to obtain purified hydrocarbon by-products, such as methane, ethane, propane and ethylene, which are commercially marketable for various industrial or residential uses. In the industrial gas market, heat exchangers are used to obtain high purity atmospheric gases, such as oxygen, nitrogen and argon, which have numerous diverse industrial applications. Heat exchangers are customized to the customer’s requirements and range in price from approximately $10,000 for a relatively simple unit to as high as $10 million for a major project.
      The heat exchangers market has seen significant demand improvement over the last two years, resulting primarily from increased activity in the LNG and natural gas segments of the hydrocarbon processing market as well as the Asian industrial gas market. In the future, management believes that continuing efforts by petroleum producing countries to better utilize stranded natural gas and previously flared gases, as well as efforts to broaden their industrial base, present a promising source of demand for our heat exchangers and cold box systems. Demand for heat exchangers in developed countries is expected to continue as firms upgrade their facilities for greater efficiency and regulatory compliance.
      Our principal competitors for heat exchangers are Linde, Sumitomo, Kobe and Nordon. Management believes that we are the only producer of large brazed aluminum heat exchangers in the United States and that we are the leader in the global cryogenic heat exchanger market. Major customers for our heat exchangers in the industrial gas market include Air Liquide, Air Products and Praxair. In the hydrocarbon processing market, major customers and end-users include Air Liquide, Air Products and Praxair. In the hydrocarbon processing market, major customers and end-users include BP, ExxonMobil, Saudi Aramco, ConocoPhillips and contractors such as JGC, Bechtel and KBR.

Cold Boxes
      We are a leading designer and fabricator of cold boxes. Cold boxes are highly engineered systems used to significantly reduce the temperature of gas mixtures to the point where component gases liquefy and can be separated and purified for further use in multiple industrial, scientific and commercial applications. In the hydrocarbon processing market, our cold box systems are used in natural gas processing and in the petrochemical industry. In the industrial gas market, cold boxes are used to separate air into its major atmospheric components, including nitrogen, oxygen and argon, where the gases are used in a diverse range of applications such as the quick-freezing of food, wastewater treatment and industrial welding. The construction of a cold box generally consists of one or more heat exchangers and other equipment packaged in a “box” consisting of metal framing and a complex system of piping and valves. Cold boxes, which are designed and fabricated to order, sell in the price range of $500,000 to $10 million, with the majority of cold boxes priced between $1 million and $2 million.
      We have a number of competitors for fabrication of cold boxes, including Linde, Air Products and many smaller fabrication-only facilities around the world. Principal customers and end-users for our cold boxes include Air Liquide, ABB Lummus, BP, Bechtel, Saudi Aramco, Stone and Webster, and KBR.

LNG Vacuum Insulated Pipe
      This product line consists of vacuum-insulated pipe used for LNG transportation, or LNG VIP, within both export and import terminals. This is a new and growing market as new LNG infrastructure is added around the world. LNG VIP is fabricated to order with projects varying in size from $500,000 to $25 million. Our competitors in the LNG VIP market include Technip and ITP. In general, our customers are the major contractors such as Technip and Bechtel. LNG VIP competes directly with mechanically insulated pipe which takes longer to install and requires higher maintenance over its life.

Distribution and Storage Segment
      Through our D&S segment, which accounted for 52% of our sales for the year ended December 31, 2005, we are a leading supplier of cryogenic equipment to the global bulk and packaged industrial gas markets. Demand for the products supplied by this segment is driven primarily by the significant installed base of users of cryogenic liquids as well as new applications and distribution technologies for cryogenic liquids. Our products span the entire spectrum of the industrial gas market from small customers requiring cryogenic packaged gases to large users requiring custom engineered cryogenic storage systems. Our products in the D&S segment include the following:

Cryogenic Bulk Storage Systems
      We are a leading supplier of cryogenic bulk storage systems of various sizes ranging from 500 gallons to 150,000 gallons. Using sophisticated vacuum insulation systems placed between inner and outer vessels, these bulk storage systems are able to store and transport liquefied industrial gases and hydrocarbon gases at temperatures from -100° Fahrenheit to temperatures nearing absolute zero. End use customers for our cryogenic storage tanks include industrial gas producers and distributors, chemical producers, manufacturers of electrical components, health care organizations, food processors and businesses in the oil and natural gas industries. Prices for our cryogenic bulk storage systems range from $10,000 to $1,000,000. Global industrial gas producers, including Praxair, Air Liquide, Air Products, Linde, Messer and The BOC Group, are significant customers for our cryogenic bulk storage systems. In addition, Airgas is a significant customer in the North American industrial gas market. On a worldwide basis, we compete primarily with Taylor-Wharton, a Harsco Company in this product area. In the European and Asian markets, we compete with several suppliers owned by the global industrial gas producers as well as independent regional suppliers.

Cryogenic Packaged Gas Systems
      We are a leading supplier of cryogenic packaged gas systems of various sizes ranging from 160 liters to 2,000 liters. Cryogenic liquid cylinders are used extensively in the packaged gas industry to allow smaller quantities of liquid to be easily delivered to the customers of the industrial gas distributors on a full-for-empty or fill on site basis. Principal customers for our liquid cylinders are the same global industrial gas producers as the North American industrial gas distributors who purchase our cryogenic bulk storage systems. We compete on a worldwide basis primarily with Harsco in this product area. We have developed two technologies in the packaged gas product area: ORCA Micro-Bulk systems and Tri-fecta® Laser Gas assist systems. ORCA Micro-Bulk systems bring the ease of use and distribution economics of bulk gas supply to customers formerly supplied by high pressure or cryogenic liquid cylinders. The ORCA Micro-Bulk system is the substantial market leader in this growing product line. The Tri-fecta® Laser Gas assist system was developed to meet the “assist gas” performance requirements for new high powered lasers being used in the metal fabrication industry.

Cryogenic Systems and Components
      Our line of cryogenic components, including VIP, engineered bulk gas installations and specialty liquid nitrogen end-use equipment are recognized in the market for their reliability, quality and performance. These products are sold to industrial gas producers, as well as to a diverse group of distributors, resellers and end users. We compete with a number of suppliers of cryogenic systems and components, including Acme Cryogenics, Vacuum Barrier Corporation and others.

LNG Vehicle Fuel Systems
      This product line consists of LNG and liquid/compressed natural gas refueling systems for centrally fueled fleets of vehicles powered by natural gas, such as fleets operated by metropolitan transportation authorities, refuse haulers and heavy-duty truck fleets. Competition for LNG fueling and storage systems is based primarily on product design, customer support and service, dependability and price.

Beverage Liquid CO2 Systems
      This product line consists primarily of vacuum-insulated, bulk liquid CO2 containers used for beverage carbonation in restaurants, convenience stores and cinemas, in sizes ranging from 100 pounds to 750 pounds of liquid CO2 storage. We also manufacture and market non-insulated, bulk fountain syrup containers for side-by-side installation with our CO2 systems. Our beverage systems are sold to national restaurant chains, soft drink companies and CO2 distributors. Our primary competitors for our bulk liquid CO2 beverage delivery systems are Taylor-Wharton and other producers of high-pressure gaseous CO2 cylinders.

Cryogenic Services
      We operate three locations in the United States providing installation, service and maintenance of cryogenic products including storage tanks, liquid cylinders, cryogenic trailers, cryogenic pumps and VIP.

BioMedical Segment
      The BioMedical segment, which accounted for 18% of our sales for the year ended December 31, 2005, consists of various product lines built around our core competencies in cryogenics, but with a focus on the medical and biological users of the liquids and gases instead of the large producers and distributors of cryogenic liquids. Our products in the BioMedical segment include the following:

Medical Products
      Our medical oxygen product line is comprised of a limited range of medical respiratory products, including liquid oxygen systems and ambulatory oxygen systems, both of which are used for the in-home supplemental oxygen treatment of patients with chronic obstructive pulmonary diseases, such as bronchitis, emphysema and asthma.
      Individuals for whom supplemental oxygen is prescribed generally receive an oxygen system from a home healthcare provider, medical equipment dealer, or gas supplier. The provider or physician usually selects which type of oxygen system to recommend to its customers: liquid oxygen systems, oxygen concentrators or high-pressure oxygen cylinders. Of these modalities, physicians generally believe that liquid oxygen offers greater long-term therapeutic benefits by providing the option of increased patient ambulation.
      Our primary competitor in the medical products line is Puritan-Bennett, a division of Tyco International, Ltd. We believe that competition for liquid oxygen systems is based primarily upon product quality, performance, reliability, ease-of-service and price and focus our marketing strategies on these considerations.

Biological Storage Systems
      This product line consists of vacuum-insulated containment vessels for the storage of biological materials. The primary markets for this product line include medical laboratories, biotech/pharmaceutical, research facilities, blood and tissue banks, veterinary laboratories, large-scale repositories and artificial insemination, particularly in the beef and dairy industry.
      The significant competitors for biological storage systems include a few large companies worldwide, such as Taylor-Wharton, Air Liquide and IBP. These products are sold through multiple channels of distribution specifically applicable to each market sector. The distribution channels range from highly specialized cryogenic storage systems providers to general supply and catalogue distribution operations to breeding service providers. Historically, competition in this field has been focused on design, reliability and price. Additionally, we believe our understanding of the end-user’s applications and concerns enables us to sell a “total value” package. Alternatives to vacuum insulated containment vessels include mechanical, electrically powered refrigeration.

MRI Components
      The basis of the MRI technique is that the magnetic properties of certain nuclei of the human body can be detected, measured and converted into images for analysis. MRI equipment uses high-strength magnetic fields, applied radio waves and high-speed computers to obtain cross-sectional images of the body. The major components of the MRI assembly are a series of concentric thermal shields and a supercooled electromagnet immersed in a liquid helium vessel, a cryostat, that maintains a constant, extremely low temperature (4°Kelvin; -452° Fahrenheit) to achieve superconductivity. We manufacture large cryostats, various cryogenic interfaces, electrical feed-throughs and various other MRI components that are used to transfer power and/or cryogenic fluids from the exterior of the MRI unit to the various layers of the cryostat and superconducting magnet. We currently sell all of our MRI components to GE, a leading worldwide manufacturer of MRI equipment.
Engineering and Product Development
      Our engineering and product development activities are focused on developing new and improved solutions and equipment for the users of cryogenic liquids. Our engineering, technical and marketing employees actively assist customers in specifying their needs and in determining appropriate products to meet those needs. Portions of our engineering expenditures typically are charged to customers, either as separate items or as components of product cost.
Competition
      We believe we can compete effectively around the world and that we are a leading competitor in our markets. Competition is based primarily on performance and the ability to provide the design, engineering and manufacturing capabilities required in a timely and cost-efficient manner. Contracts are usually awarded on a competitive bid basis. Quality, technical expertise and timeliness of delivery are the principal competitive factors within the industry. Price and terms of sale are also important competitive factors. Because independent third-party prepared market share data is not available, it is difficult to know for certain our exact position in our markets, although we believe we rank among the leaders in each of the markets we serve. We base our statements about industry and market positions on our reviews of annual reports and published investor presentations of our competitors and augment this data with information received by marketing consultants conducting competition interviews and our sales force and field contacts.

Marketing
      We market our products and services throughout the world primarily through direct sales personnel and through independent sales representatives and distributors. The technical and custom design nature of our products requires a professional, highly trained sales force. While each salesperson and sales representative is expected to develop a highly specialized knowledge of one product or group of products within one of our segments, each salesperson and certain sales representatives are able to sell many products from different segments to a single customer. We use independent sales representatives and distributors to market our products and services in certain foreign countries that we serve and in certain North American markets. These independent sales representatives supplement our direct sales force in dealing with language and cultural matters. Our domestic and foreign independent sales representatives earn commissions on sales, which vary by product type.
Backlog
      The dollar amount of our backlog as of March 31, 2006, December 31, 2005 and December 31, 2004 was $237.0 million, $233.6 million and $129.3 million, respectively. Backlog is comprised of the portion of firm signed purchase orders or other written contractual commitments received from customers that we have not recognized as revenue under the percentage of completion method or based upon shipment. It is expected that substantially all of our March 31, 2006 backlog will be recognized as sales during the next twelve months. Backlog can be significantly affected by the timing of orders for large products, particularly in the E&C segment, and the amount of backlog at December 31, 2005 described above is not necessarily indicative of future backlog levels or the rate at which backlog will be recognized as sales. For further information about our backlog, including backlog by segment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Customers
      We sell our products to gas producers, distributors and end-users across the industrial gas, hydrocarbon and chemical processing industries in countries throughout the world. While no single customer exceeded 10% of consolidated sales in 2005, 2004 or 2003, sales to our top ten customers accounted for 39%, 45% and 43% of consolidated sales in 2005, 2004 and 2003, respectively. Our sales to particular customers fluctuate from period to period, but the global gas producer and distributor customers tend to be a consistently large source of revenue for us. Our supply contracts are generally contracts for “requirements” only. While our customers are obligated to purchase a certain percentage of their supplies from us, there are no minimum requirements. Also, many of our contracts may be cancelled on as little as one month’s notice. To minimize credit risk from trade receivables, we review the financial condition of potential customers in relation to established credit requirements before sales credit is extended and monitors the financial condition of customers to help ensure timely collections and to minimize losses. In addition, for certain domestic and foreign customers, particularly in the E&C segment, we require advance payments, letters of credit and other such guarantees of payment. Certain customers also require us to issue letters of credit or performance bonds, particularly in instances where advance payments are involved, as a condition of placing the order. We believe our relationships with our customers generally have been good since our reorganization under Chapter 11 of the U.S. Bankruptcy Code in 2003.
Intellectual Property
      Although we have a number of patents, trademarks and licenses related to our business, no one of them or related group of them is considered by us to be of such importance that its expiration or termination would have a material adverse effect on our business. In general, we depend upon technological capabilities, manufacturing quality control and application of know-how, rather than patents or other proprietary rights, in the conduct of our business.

Raw Materials and Suppliers
      We manufacture most of the products we sell. The raw materials used in manufacturing include aluminum products (including sheets, bars, plate and piping), stainless steel products (including sheets, plates, heads and piping), palladium oxide, carbon steel products (including sheets, plates and heads), 9% nickel steel products (including heads and plates), valves and gauges and fabricated metal components. Most raw materials are available from multiple sources of supply. We believe our relationships with our raw material suppliers and other vendors are generally good. The commodity metals we use have experienced significant upward fluctuations in price. We have generally been able to recover the costs of price increases through our contracts with customers. We foresee no acute shortages of any raw materials that would have a material adverse effect on our operations.
Employees
      As of May 31 2006, we had 2,556 employees, including 1,655 domestic employees and 901 international employees. These employees consisted of 823 salaried, 305 bargaining unit hourly and 1,428 non-bargaining unit hourly.
      We are a party to one collective bargaining agreement through one of our operating subsidiaries. The agreement with the International Association of Machinists and Aerospace Workers covering 305 employees at our La Crosse, Wisconsin heat exchanger facility expires in February 2007. In 2005, through another one of our operating subsidiaries, we were also a party to the agreement with the United Steel Workers of America, which covered 244 employees at our New Prague, Minnesota facility. On November 16, 2005, pursuant to an approved stipulation election agreement, the bargaining unit employees voted to decertify the United Steel Workers of America as its bargaining representative. The election results were certified on November 23, 2005. Over the past several years, we have not had any work stoppages or strikes and we believe our relationships with our employees are generally good.
Environmental Matters
      Our operations have historically included and currently include the handling and use of hazardous and other regulated substances, such as various cleaning fluids used to remove grease from metal, that are subject to federal, state and local environmental laws and regulations. These regulations impose limitations on the discharge of pollutants into the soil, air and water, and establish standards for their handling, management, use, storage and disposal. We monitor and review our procedures and policies for compliance with environmental laws and regulations. Our management is familiar with these regulations, and supports an ongoing program to maintain our adherence to required standards.
      We are involved with environmental compliance, investigation, monitoring and remediation activities at certain of our owned manufacturing facilities and at one owned facility that is leased to a third party. We believe that we are currently in substantial compliance with all known environmental regulations. We accrue for certain environmental remediation-related activities for which commitments or remediation plans have been developed and for which costs can be reasonably estimated. These estimates are determined based upon currently available facts regarding each facility. Actual costs incurred may vary from these estimates due to the inherent uncertainties involved. Future expenditures relating to these environmental remediation efforts are expected to be made over the next 8 to 14 years as ongoing costs of remediation programs. Although we believe we have adequately provided for the cost of all known environmental conditions, additional contamination or changes in regulatory posture concerning our on-going remedial efforts could result in more costly remediation measures than budgeted, or those we believe are adequate or required by existing law. We believe that any additional liability in excess of amounts accrued which may result from the resolution of such matters will not have a material adverse effect on our financial position, liquidity, cash flows or results of operations.
Properties
      We occupy 26 principal facilities totaling approximately 2.0 million square feet, with the majority devoted to manufacturing, assembly and storage. Of these manufacturing facilities, approximately 1.6 million square feet are owned and 0.4 million square feet are occupied under operating leases. We consider our manufacturing facilities sufficient to meet our current and planned operational needs in the Biomedical segment. However, we have commenced the expansion of our E&C and D&S segment facilities over the next few years to meet significant current order backlog levels and expected growth in business as both we and our competitors reach capacity. We lease approximately 10,300 square feet for our corporate office in Garfield Heights, Ohio. Our major owned facilities in the United States are subject to mortgages securing our senior secured credit facility.
      As a result of our operational restructuring activities, we closed our D&S manufacturing facility in Plaistow, New Hampshire in the third quarter of 2004 and we are currently pursuing the sale of this property. The Plaistow, New Hampshire facility is classified as an “asset held for sale” in our audited consolidated balance sheet as of December 31, 2005 and 2004. In the first quarter of 2005, we completed the move of the medical respiratory product line from the Burnsville, Minnesota facility to the Canton, Georgia manufacturing facility. The Burnsville, Minnesota facility was sold in the fourth quarter of 2004 and leased until the move of the medical respiratory product line was completed. Our operational restructuring activities are further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the related notes thereto included elsewhere in this prospectus.

      The following table sets forth certain information about facilities occupied by us as of May 31, 2006:

Location	Segment	Square Feet	Ownership	Use

LaCrosse, Wisconsin	Energy & Chemicals	149,000	Owned	Manufacturing/Office
New Iberia, Louisiana	Energy & Chemicals	62,400	Leased	Manufacturing
New Iberia, Louisiana	Energy & Chemicals	35,000	Leased	Manufacturing
The Woodlands, Texas	Energy & Chemicals	29,000	Leased	Office
Houston, Texas	Energy & Chemicals	103,000	Leased	Manufacturing
Tulsa, Oklahoma	Energy & Chemicals	58,500	Owned	Manufacturing/Office/ Warehouse
Tulsa, Oklahoma	Energy & Chemicals	31,500	Leased	Manufacturing
Wolverhampton, United Kingdom	Energy & Chemicals	1,600	Leased	Office
Changzhou, China(1)	Distribution & Storage	21,500	Leased	Manufacturing/Office
Changzhou, China	Distribution & Storage	130,000	Owned	Manufacturing/Office
Changzhou, China	Distribution & Storage	60,000	Leased	Manufacturing/Office
Changzhou, China	Distribution & Storage	40,000	Leased	Manufacturing
Decin, Czech Republic	Distribution & Storage	564,000	Owned	Manufacturing/Office
Houston, Texas	Distribution & Storage	22,000	Owned	Service
Plaistow, New Hampshire(2)	Distribution & Storage	164,400	Owned	Manufacturing/Office
Solingen, Germany	Distribution & Storage	3,000	Leased	Office
Zhangiajang, China	Distribution & Storage	30,000	Leased	Manufacturing/Office
Canton, Georgia	Distribution & Storage/ BioMedical	154,000	Owned	Manufacturing/Office
Jasper, Georgia	Distribution & Storage/ BioMedical	32,500	Leased	Warehouse/Service
New Prague, Minnesota	Distribution & Storage/ BioMedical	254,000	Owned	Manufacturing/Service/ Office
Denver, Colorado	BioMedical	109,000	Owned	Manufacturing
Marietta, Georgia	BioMedical	11,100	Leased	Office/Lab
Bracknell, United Kingdom	BioMedical	12,500	Leased	Office/Warehouse
Lidcombe, Australia	BioMedical	2,400	Leased	Office/Warehouse
New Prague, Minnesota	BioMedical	11,700	Leased	Warehouse
Burnsville, Minnesota(3)	Corporate	7,000	Leased	Office
Garfield Heights, Ohio	Corporate	10,300	Leased	Office
Clarksville, Arkansas(4)	Discontinued operation	110,000	Owned	Manufacturing/Office

(1)	This facility has been vacated and we may sublease until the lease expires.

(2)	This facility is being held for sale.

(3)	This facility will be vacated no later than when the lease expires in January 2008.

(4)	This facility is leased from us, with a purchase option, by the company that purchased certain assets of the former Greenville Tube LLC stainless steel tubing business.
Regulatory Environment
      We are subject to federal, state and local regulations relating to the discharge of materials into the environment, production and handling of our hazardous and regulated materials and our products and the conduct and condition of our production facilities. We do not believe that these regulatory requirements have had a material effect upon our capital expenditures, earnings or competitive position. We are not anticipating any material capital expenditures in 2006 that are directly related to regulatory compliance matters. We are also not aware of any pending or potential regulatory changes that would have a material adverse impact on our business.

Legal Proceedings
      In March 2003, we completed the closure of our Wolverhampton, United Kingdom manufacturing facility, operated by CHEL, and all current heat exchanger manufacturing is being conducted at our LaCrosse, Wisconsin facility. On March 28, 2003, CHEL filed for a voluntary administration under the U.K. Insolvency Act of 1986. CHEL’s application for voluntary administration was approved on April 1, 2003 and an administrator was appointed. Additionally, we received information that indicated that CHEL’s net pension plan obligations had increased significantly primarily due to a decline in plan asset values and interest rates as well as an increase in plan liabilities, resulting in an estimated plan deficit of approximately $12.0 million. Based on our financial condition, in March 2003 we determined not to advance funds to CHEL in amounts necessary to fund CHEL’s obligations. Since CHEL was unable to fund its net pension plan deficit, pay remaining severance due to former employees or pay other creditors, the trustees of the CHEL pension plan requested a decision to wind-up the plan from a U.K. pension regulatory board. That board approved the wind-up as of March 28, 2003.
      We do not believe that we are legally obligated to fund the net pension deficit of the CHEL pension plan because CHEL, which is no longer one of our consolidated subsidiaries, was the sponsor of the pension plan and the entity with primary responsibility for the plan. In addition, we considered ourselves and our consolidated subsidiaries legally released from being the primary obligor of any CHEL liabilities. Further, at the time the insolvency administrator assumed control of CHEL, we no longer had control of the assets or liabilities of CHEL. As a result, in March 2003, we wrote-off our net investment in CHEL. In addition, any claims of CHEL against us were discharged in bankruptcy as part of our Reorganization Plan.
      While no claims presently are pending against us related to CHEL’s insolvency, persons impacted by the insolvency or others could bring a claim against us asserting that we are directly responsible for pension and benefit related liabilities of CHEL. Although we would contest any claim of this kind, we can provide no assurance that claims will not be asserted against us in the future. To the extent we have a significant liability related to CHEL’s insolvency and pension wind-up, satisfaction of that liability could have a material adverse impact on our liquidity, results of operations and financial position.
      On July 8, 2003, we and all of our then majority-owned U.S. subsidiaries filed voluntary petitions for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the District of Delaware to implement an agreed upon senior debt restructuring plan through a prepackaged plan of reorganization. None of our non-U.S. subsidiaries were included in the filing in the Bankruptcy Court. On September 15, 2003, we and all of our then majority-owned U.S. subsidiaries emerged from Chapter 11 bankruptcy proceedings pursuant to the Amended Joint Prepackaged Reorganization Plan of Chart Industries, Inc. and Certain Subsidiaries, dated September 3, 2003. We have resolved all proofs of claim asserted in the bankruptcy proceedings, including the settlement in July 2005 of a finders’ fee claim in the amount of $1.1 million asserted by one of our former shareholders, against which we had filed an objection in the Bankruptcy Court. All bankruptcy proceedings were closed in May 2006.
      We are a party to other legal proceedings incidental to the normal course of our business. Based on our historical experience in litigating these actions, as well as our current assessment of the underlying merits of the actions and applicable insurance, management believes that the final resolution of these matters will not have a material adverse effect on our financial position, liquidity, cash flows or results of operations.

MANAGEMENT
      The following table sets forth the name, age as of April 1, 2006 and position of each person that serves as an executive officer or director of our company and certain other key members of management. Our directors each serve for a term of one year until the next annual meeting of shareholders and our executive officers each serve for a term of one year at the discretion of the board of directors.

Name	Age	Position

Samuel F. Thomas	54	Chief Executive Officer, President and Director
Michael F. Biehl	50	Executive Vice President, Chief Financial Officer and Treasurer
Matthew J. Klaben	36	Vice President, General Counsel and Secretary
James H. Hoppel, Jr.	42	Chief Accounting Officer, Controller and Assistant Treasurer
John T. Romain	42	President—Energy & Chemicals Group
Thomas M. Carey	48	President—Distribution & Storage Group
Steven T. Shaw	44	President—BioMedical Group
Ben A. Guill	55	Chairman of the Board of Directors
Kenneth W. Moore	36	Director
Timothy H. Day	35	Director
Steven W. Krablin	56	Director*

*	Nominee for director. Mr. Krablin has consented to being named herein as a nominee for director.
      Samuel F. Thomas is our Chief Executive Officer and President and has served as a member of our board of directors since October 2003. Prior to joining our company, Mr. Thomas was Executive Vice President of Global Consumables at ESAB Holdings Ltd, a provider of welding consumables and equipment. In addition to his most recent position at ESAB, Mr. Thomas was responsible for ESAB N. America during his employment at ESAB Holdings Ltd. Prior to joining ESAB in February 1999, Mr. Thomas was Vice President of Friction Products for Federal Mogul, Inc. Prior to its acquisition by Federal Mogul in 1998, Mr. Thomas was employed by T&N plc from 1976 to 1998, where he served from 1991 as chief executive of several global operating divisions, including industrial sealing, camshafts and friction products.
      Michael F. Biehl has been our Executive Vice President since April 2006, served as our Chief Accounting Officer from October 2002 until March 2006, and has been our Chief Financial Officer and Treasurer since July 2001. Prior to joining us, Mr. Biehl served as Vice President, Finance and Treasurer at Oglebay Norton Company, an industrial minerals mining and processing company. Prior to joining Oglebay Norton in 1992, Mr. Biehl worked in the audit practice of Ernst & Young LLP in Cleveland, Ohio from 1978 to 1992.
      Matthew J. Klaben is our Vice President, General Counsel and Secretary. Prior to joining us in March 2006, Mr. Klaben was a partner at the law firm of Calfee, Halter & Griswold LLP in Cleveland, Ohio from January 2005 until March 2006, and an associate from April 1998 until December 2004. Before that, Mr. Klaben was an associate at the law firm of Jones Day in Cleveland, Ohio from September 1995 until April 1998.
      James H. Hoppel, Jr. is our Chief Accounting Officer, Controller and Assistant Treasurer and has served as Controller since November 2004. Prior to joining us, Mr. Hoppel served as Vice President, Finance for W.W. Holdings, LLC, a manufacturer and distributor of doors and hardware. Prior to joining W.W. Holdings in 2001, Mr. Hoppel held various finance and accounting positions with different organizations, including the Transaction Services and Audit practices of PricewaterhouseCoopers LLP in Cleveland, Ohio.
      John T. Romain has been the President of our Energy & Chemicals Group since October 2002. Mr. Romain has been with our company for twelve years, and prior to becoming the President of the Energy & Chemicals Group served as our Controller and Chief Accounting Officer. Prior to joining us, Mr. Romain worked in the audit practice of Ernst & Young LLP from 1985 to 1993, where he gained extensive experience providing services to oil and gas companies.
      Thomas M. Carey has been the President of our Distribution & Storage Group since September 2004. Mr. Carey has been with us and our predecessors since 1987 and prior to becoming the President of the Distribution & Storage Group, Mr. Carey worked in various engineering and business management positions. Prior to joining Chart, Mr. Carey was employed by Airco as a field engineer in support of bulk industrial gas sales.
      Steven T. Shaw has been the President of our BioMedical Group since October 2002. Mr. Shaw has been employed by us and our predecessors for eleven years in various management positions. Before joining our company in 1993, Mr. Shaw was employed for eleven years in the automotive manufacturing and distribution business of TRW Inc. in Cleveland, Ohio. Before that, he held positions in sales and management with APS Incorporated in Houston, Texas.
      Ben A. Guill has been the Chairman of our board of directors since the Acquisition in October 2005. Mr. Guill is the President and a Managing Director of First Reserve Corporation, which he joined in September 1998. Prior to joining First Reserve Corporation, Mr. Guill was the Managing Director and Co-head of Investment Banking of Simmons & Company International, an investment banking firm specializing in the oil service industry. Mr. Guill also serves as a director of Dresser, Inc., T-3 Energy Services, Inc. and National Oilwell Varco, Inc.
      Kenneth W. Moore has been a member of our board of directors since the Acquisition in October 2005. Mr. Moore is a Managing Director of First Reserve Corporation and joined that firm in January 2004. Prior to joining First Reserve Corporation, Mr. Moore was a Vice President at Morgan Stanley, an investment bank, from 2000 until 2004. Prior to joining Morgan Stanley, Mr. Moore was an Associate at Chase Securities from 1998 until 2000. Mr. Moore also serves as a director of Dresser-Rand Group, Inc.
      Timothy H. Day has been a member of our board of directors since the Acquisition in October 2005. Mr. Day is a Director of First Reserve Corporation, which he joined in November 2000. Before joining First Reserve Corporation, Mr. Day was employed at WorldOil.com where he was a Vice President in charge of Operations. Prior to that time, Mr. Day spent three years with SCF Partners, a private equity investment group and three years with CS First Boston and Salomon Brothers. Mr. Day also serves as a director of Pacific Energy Partners, L.P.
      Steven W. Krablin is a nominee for our board of directors and will become a director upon the effectiveness of the registration statement of which this prospectus is a part. From January 1996 until April 2005, Mr. Krablin served as the Senior Vice President and Chief Financial Officer of National Oilwell Varco Inc. or its predecessors, a major manufacturer and distributor of oil and gas drilling equipment and related services for land and offshore drilling rigs. Prior to 1996, Mr. Krablin served as Senior Vice President and Chief Financial Officer of Enterra Corporation until its merger with Weatherford International. Since November 2004, Mr. Krablin has served as a director of Penn Virginia Corporation, an energy company engaged in the exploration, acquisition, development and production of crude oil and natural gas. Since August 2005, Mr. Krablin has also served as a director of Hornbeck Offshore Services, Inc., a provider of offshore vessels to the offshore oil and gas industry.
Composition of the Board of Directors after this Offering
      Our board of directors currently consists of four directors. We expect to add an independent director prior to the effectiveness of the registration statement of which this prospectus is a part, another independent director within three months after the first date the registration statement is declared effective and one additional independent director to our board within twelve months after the registration statement is declared effective.
      Depending on the size of this offering, we will be a “controlled company” under the New York Stock Exchange corporate governance rules if First Reserve and its affiliates continue to own more than 50% of our common stock after the completion of this offering. As a result, we would be eligible for exemptions from provisions of these rules requiring a majority of independent directors, nominating and corporate governance and compensation committees composed entirely of independent directors and written charters addressing specified matters. If available, we intend to take advantage of these exemptions. In the event that we are not, or cease to be, a controlled company within the meaning of these rules, we will be required to comply with these provisions within the transition periods specified in the New York Stock Exchange corporate governance rules.
Board Committees
      Our board of directors currently has an audit committee and a compensation committee. In connection with this offering, we intend to establish a nominating and corporate governance committee.
Audit Committee
      Our audit committee consists of Ben A. Guill, Kenneth W. Moore and Timothy H. Day, who is currently the chairman. We expect that our current audit committee will be comprised of three independent directors within the transition periods specified in Rule 10A-3 under the Exchange Act. Following this offering, the audit committee will be required to have at least one member who qualifies as an audit committee “financial expert” as such term is defined in Item 401(h) of Regulation S-K. The audit committee is governed by a written charter which will be reviewed, and amended if necessary, on an annual basis. The audit committee’s responsibilities include (1) appointing, retaining, evaluating and terminating our independent auditors and approving in advance any audit or non-audit engagement or relationship between us and such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors’ report describing the auditing firms’ internal quality-control procedures and any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditors, (6) discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and managements’ response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee’s written charter, (12) reviewing with management any legal matters that may have a material impact on us and our financial statements and (13) reporting regularly to the full board of directors.
      Prior to consummation of this offering, the audit committee will approve and adopt a Code of Ethical Business Conduct for all employees and an additional Officer Code of Ethics for all of our executives and financial officers, copies of which will be available at no cost upon written request by our stockholders.
Compensation Committee
      Our current compensation committee consists of Ben A. Guill, Kenneth W. Moore and Timothy H. Day. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) approving the appointment and removal of trustees and investment managers for pension fund assets, (9) retaining consultants to advise the committee on executive compensation practices and policies and (10) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

Director Compensation
      None of our directors currently receives any additional compensation for serving as a director or as a member or chair of a committee of the board of directors. We expect to pay our independent directors an annual retainer of $32,000, payable in equal quarterly installments, and to annually grant each independent director restricted stock with a fair market value of $40,000 on the date of grant. The restricted stock is expected to vest at the rate of 20% per year over five years. We expect to pay also to the chairperson of our audit committee an additional $8,000 annual retainer and to the chairpersons of our other board committees an additional $4,000 annual retainer, in each case in equal quarterly installments. Additionally, we expect to pay our independent directors a fee of $2,000 for board meetings attended in person (up to six meetings and $1,000 per meeting thereafter) and a fee of $1,000 for board meetings attended telephonically. In connection with meetings of the committees of our board of directors, we expect to pay our independent directors who attend committee meetings in person a fee of $1,000 per meeting and a fee of $500 per meeting for committee meetings attended telephonically. In addition, directors must accumulate at least $100,000 in our common stock during their first 24 months on our board.
Executive Compensation

Summary Compensation Table
      The following summary compensation table sets forth information concerning compensation earned during the last three fiscal years by our chief executive officer and all other persons who served as executive officers during the last fiscal year. As of April 1, 2006, our executive officers included Messrs. Thomas and Biehl, in addition to Matthew J. Klaben, our Vice President, General Counsel and Secretary and James H. Hoppel, our Chief Accounting Officer, Controller and Assistant Treasurer, and Mr. Lovett was no longer an executive officer.

							Long-Term
							Compensation
		Annual Compensation					Awards

							Number of
					Other Annual		Underlying		All Other
Name and Principal Position	Year	Salary	Bonus		Compensation(1)		Options		Compensation

Samuel F. Thomas(2)	2005	$400,000	$600,000		$5,766,483	(3)	67,547	(4)	$18,726	(5)
Chief Executive Officer and	2004	$400,000	$600,000		$435,123	(6)	203,701	(7)	$19,595	(5)
President	2003	$92,307	$94,338		—		—		—

Michael F. Biehl	2005	$213,200	$319,800		$1,166,830	(3)	20,264	(4)	$18,726	(5)
Executive Vice President,	2004	$205,000	$374,167	(8)	—		28,000	(7)	$14,536	(5)
Chief Financial Officer and	2003	$200,000		(8)	—		—		$14,077	(5)
Treasurer

Charles R. Lovett	2005	$173,349	$260,024		$916,205	(3)	6,755	(4)	$15,471	(5)
Vice President —	2004	$168,300	$307,450	(8)	—		23,000	(7)	$5,100	(5)
Manufacturing	2003	$165,000		(8)	—		—		$4,950	(5)

(1)	No person listed in the table received personal benefits or perquisites in excess of the lesser of $50,000 or 10% of his aggregate salary and bonus. Messrs. Thomas and Biehl received automobile allowances of $1,846 and $6,923 in 2005, respectively, and Mr. Biehl received the use of a company car in 2003, 2004 and part of 2005.

(2)	Mr. Thomas became Chief Executive Officer on October 6, 2003.

(3)	These amounts reflect the payments made by us in connection with the Acquisition related to the cancellation of stock options (or portions of stock options) held by the named individuals before the Acquisition.

(4)	These options were granted on November 23, 2005 pursuant to the terms of our 2005 Stock Incentive Plan. The following portions of these options vest annually in equal installments over five years based on continued service: Mr. Thomas 23,840; Mr. Biehl, 7,152; and Mr. Lovett, 2,384. The following portions of these options vest based on performance, measured by reference to First Reserve’s net return on its investment in us: Mr. Thomas, 43,707; Mr. Biehl, 13,112; and Mr. Lovett, 4,371.

(5)	Represents amounts contributed by us to the listed person’s personal account under the Chart Industries, Inc. 401(k) Investment and Savings Plan.

(6)	On February 26, 2004, Mr. Thomas purchased from us 28,797 shares of common stock at a price of $13.89 per share. The amount listed as “Other Annual Compensation” for Mr. Thomas for 2004 is equal to the product of the total number of shares purchased and the difference between the price paid to us and the closing price of $29.00 per share of Reorganized Company common stock in the over-the-counter-market on February 26, 2004.

(7)	These options were granted on March 19, 2004 pursuant to the terms of our 2004 Stock Option and Incentive Plan. A portion of these options were cancelled in the Acquisition in exchange for the payments describe in footnote (3) above.

(8)	Of the amounts listed for 2004, $307,500 and $252,450 represent year-end cash bonuses paid to Mr. Biehl and Mr. Lovett, respectively, for our 2004 fiscal year. The balance of the amounts listed for 2004, $66,667 for Mr. Biehl and $55,000 for Mr. Lovett, represent retention incentives that were paid in March 2004 in lieu of any other cash bonuses for 2003. These retention incentives were paid under retention agreements entered into in 2003 with Mr. Biehl and Mr. Lovett, which required these officers to remain employed with the company through February 29, 2004 as a condition to payment.

Stock Options
      The following table sets forth information concerning the grant of stock options to our chief executive officer and all other executive officers during the last fiscal year.

Individual Grants

			Percent of				Potential Realizable Value
	Number of		Total				at Assumed Annual Rates
	Securities		Options				of Stock Price
	Underlying		Granted to	Exercise			Appreciation for Option
	Options		Employees	or Base			Term
	Granted		in Fiscal	Price	Expiration
Name	(#)		Year	($/Sh)	Date		5% ($)		10% ($)

Samuel F. Thomas	67,547	(1)	31.0%	$64.75	11/23/15	(2)	$2,750,514	(3)	$6,970,175	(3)
Chief Executive Officer and President
Michael F. Biehl	20,264	(1)	9.3%	$64.75	11/23/15	(2)	$825,150	(3)	$2,091,042	(3)
Executive Vice President, Chief Financial Officer and Treasurer
Charles R. Lovett	6,755	(1)	3.1%	$64.75	11/23/15	(2)	$275,064	(3)	$697,048	(3)
Vice President — Manufacturing

(1)	These options were granted on November 23, 2005 at an exercise price of $64.75 pursuant to the terms of our 2005 Stock Incentive Plan. The following portions of these options vest annually in equal installments over five years based on continued service: Mr. Thomas, 23,840; Mr. Biehl, 7,152; and Mr. Lovett, 2,384. The following portions of these options vest based on performance, measured by reference to First Reserve’s net return on its investment in us: Mr. Thomas, 43,707; Mr. Biehl, 13,112; and Mr. Lovett, 4,371. See “—2005 Stock Incentive Plan.”

(2)	The portion of these options that vests based on performance, as described in footnote (1), may terminate earlier than this date to the extent the performance measure is not satisfied at such time that First Reserve may cease to have any ownership interest in us.

(3)	The potential realized values are net of exercise price but do not take into account the payment of taxes associated with exercise. The amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term based on assumed annual rates of compound share price appreciation from the date of this prospectus of 5% and 10% based on $64.75 per share, the fair market value on the date of grant. The 5% and 10% assumed annual rates of compounded share price appreciation are mandated by rules of the SEC and do not represent our estimate or projection of our future common share prices. Actual gains, if any, on stock option exercises are dependent on the future performance of our common shares and overall stock market conditions and the option holders’ continued service with us.

      Since December 31, 2005, we have granted 26,749 options under the 2005 Stock Option Plan to 26 employees at an exercise price of $          per share.

Exercise of Options
      The following table sets forth information concerning the exercise of stock options during 2005 by each of our chief executive officer and all other executive officers and the 2005 year-end value of unexercised options.

Number of Securities
			Underlying Unexercised	Value of Unexercised
	Shares		Options at	In-the-Money Options at
	Acquired on	Value	Fiscal Year-End (#)	Fiscal Year-End ($)(2)
Name	Exercise (#)	Realized($)	Exercisable/Unexercisable(1)	Exercisable/Unexercisable

Samuel F. Thomas	—	—	94,599/67,547	$ /$
Chief Executive Officer and President
Michael F. Biehl	—	—	5,297/20,264	$ /$
Executive Vice President, Chief Financial Officer and Treasurer
Charles R. Lovett	—	—	4,350/7,626	$ /$
Vice President —Manufacturing

(1)	Since December 31, 2005, Mr. Thomas, Mr. Biehl and Mr. Lovett have exercised their respective options to acquire 94,599, 5,297 and 5,221 shares, respectively, of our common stock for $16.19 per share.

(2)	There was no public trading market for our common stock as of December 31, 2005. The value of unexercised in-the-money options is based on the assumed initial public offering price of $ per share.
Pension Plan Information
      The Chart Retirement Income Plan was frozen as of December 31, 2004. Therefore, no future service or earnings will be considered in the calculation of the “normal retirement benefit” (as defined therein) payable from the plan. Mr. Lovett’s annual benefit payable at his “normal retirement date” (as defined therein) is $4,850.88. This amount was calculated using his final average earnings and credited service at December 31, 2004.
2005 Stock Incentive Plan
      The following description of the Chart Industries, Inc. 2005 Stock Incentive Plan, which we refer to as the Plan, is not complete and is qualified by reference to the full text of the Plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. We adopted the stock incentive plan effective November 23, 2005. We anticipate that the Plan will be approved by our stockholders prior to the completion of this offering.
      The Plan provides for the grant of options that are not incentive stock options, stock appreciation rights, which we refer to as SARs, restricted stock and other stock-based grants, including the shares of our common stock sold to, and options granted to, our executive officers and other key employees.
      In connection with this offering, we intend to amend the Plan to increase the number of shares of common stock reserved for issuance under the Plan and to make other changes to the terms of the Plan that will be effective when we complete this offering. As of April 1, 2006, there were 245,157 shares of common stock reserved for issuance under the Plan. The number or kind of shares issued or reserved for issuance pursuant to the Plan or pursuant to outstanding awards, maximum number of shares for which options or SARs may be granted during a calendar year to any participant, the exercise price of any award or any other affected term of an award may be adjusted by our board of directors on account of mergers, consolidations, reorganizations, stock splits, extraordinary dividends or other dilutive changes in the shares of common stock. Shares of common stock covered by awards that terminate or lapse without the issuance of shares will again be available for grant under the Plan.
      The Plan is administered by our board of directors, which may delegate its duties and powers in whole or in part to any committee thereof. The board has the full power and authority to establish the terms and conditions of any award consistent with the provisions of the Plan and to waive any such terms and conditions at any time. The board also has the authority to grant awards under the Plan. The board is authorized to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan and to make any other determinations that it deems necessary or desirable for the administration of the Plan. The board is authorized to correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the board deems necessary or desirable.
      The exercise price per share for options is equal to the fair market value on the applicable date of grant. An option holder may exercise an option by written notice and payment of the exercise price (i) in cash, (ii) to the extent permitted by the board, by the surrender of a number of shares of common stock already owned by the option holder for at least six months (or such other period as established from time to time by the board to avoid adverse accounting treatment applying generally accepted accounting principles), (iii) in a combination of cash and shares of common stock (as qualified by clause (ii)), (iv) through the delivery of irrevocable instructions to a broker to sell share obtained upon the exercise of the option and deliver to us an amount equal to the exercise price for the shares of common stock being purchased or (v) through such cashless exercise procedures as the board may permit. Option holders who are subject to the withholding of federal and state income tax as a result of exercising an option may satisfy the income tax withholding obligation through the withholding of a portion of the shares of common stock to be received upon exercise of the option.
      As of the date of this prospectus, we have granted under the Plan certain options as non-qualified stock options, which have been granted as follows: approximately 35% vest and become exercisable over the passage of time, which we refer to as “time options,” assuming the holder thereof continues to be employed by us, and the remaining portion vests and becomes exercisable based upon the achievement of certain performance targets, which we refer to as “performance options.” Time options generally become exercisable by the holder of the option in installments of 20% on each of the first five anniversaries of the grant date. Performance options generally become exercisable based upon the “Fund X Net Return,” which is the amount received by First Reserve in cash (and/or in kind based upon the fair market value of securities or other property received by First Reserve) in respect of its investment in us divided by the aggregate amount of the investment by First Reserve in us, which we refer to as the Fund X Investment.
      Immediately prior to a change in control of us (as defined in the Plan), the exercisability of the time options will automatically accelerate with respect to 100% of the shares of our common stock subject to the time options. In addition, subject to the holder of the option’s continued employment, in the event First Reserve sells 100% of its interest in us to a third party prior to October 17, 2008 and, as a result of such sale, the Fund X Net Return is less than 2.50 times the Fund X Investment, but an internal rate of return of greater than 30% is realized, the performance option will accelerate with respect to 45% of the shares of our common stock subject to the performance option.
      The board may grant SARs independent of or in connection with an option. The exercise price per share of a SAR shall be an amount determined by the board, but in no event shall such amount be less than the greater of (i) the fair market value of a share on the date the SAR is granted or, in the case of a SAR granted in conjunction with an option, or a portion thereof, the exercise price of the related option and (ii) the minimum amount permitted by applicable laws, rules, by-laws or policies of regulatory authorities or stock exchanges. Each SAR granted independent of an option shall entitle a participant upon exercise to an amount equal to (i) the excess of (A) the fair market value on the exercise date of one share over (B) the exercise price per share, times (ii) the number of shares covered by the SAR. Each SAR granted in conjunction with an option, or a portion thereof, shall entitle a participant to surrender to us the unexercised option, or any portion thereof, and to receive from us in exchange therefor an amount equal to (i) the excess of (A) the fair market value on the exercise date of one share over (B) the exercise price per share, times (ii) the number of shares covered by the option, or portion thereof, which is surrendered. Payment shall be made in shares of common stock or in cash, or partly in shares of common stock and partly in cash, all as shall be determined by the board.
      The board may grant awards of shares of common stock, restricted stock and awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares. Such awards will be subject to the terms and conditions established by the board.
      Unless otherwise determined by the board, awards granted under the Plan are not transferable other than by will or by the laws of descent and distribution.
      The board of directors may amend, alter or discontinue the Plan in any respect at any time, but no amendment, alteration or discontinuance may diminish any of the rights of a participant under any awards previously granted, without his or her consent.
2004 Stock Option and Incentive Plan
      The following description of the Chart Industries, Inc. 2004 Stock Option and Incentive Plan, which we refer to as our 2004 Plan, is not complete and is qualified by reference to the full text of the 2004 Plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. We adopted the stock incentive plan effective February 12, 2004. We anticipate that the 2004 Plan will be approved by our stockholders prior to the completion of this offering.
      The 2004 Plan permits the grant of nonqualified stock options to our and our affiliates’ employees. A maximum of 494,703 shares of common stock may be subject to awards under the 2004 Plan. The number of shares of common stock issued or reserved pursuant to the 2004 Plan, or pursuant to outstanding awards, is subject to adjustment on account of mergers, consolidations, reorganizations, stock splits, stock dividends, extraordinary dividends and other dilutive changes in the shares of common stock. Shares of common stock covered by awards that expire, terminate or lapse will again be available for grant under the 2004 Plan.
      The stock incentive plan is administered by our board of directors, which may delegate its duties and powers in whole or in part to any committee thereof. The board has the sole discretion to determine the employees to whom awards may be granted under the 2004 Plan and the manner in which such awards will vest. Options will be granted by the board to employees in such numbers and at such times during the term of the 2004 Plan as the board shall determine. The board is authorized to interpret the 2004 Plan, to establish, amend and rescind any rules and regulations relating to the 2004 Plan.
      The board shall determine the exercise price for each option. An option holder may exercise an option by written notice and payment of the exercise price (1) in cash, (2) by the surrender of a number of shares of common stock already owned by the option holder, (3) by surrender of all or part of an award or (4) in a combination of the foregoing methods. The board may also prescribe any other method of paying the exercise price that it determines is consistent with applicable law and the purpose of the 2004 Plan. The board in its discretion may permit option holders who are subject to the withholding of federal and state income tax as a result of exercising an option to satisfy the income tax withholding obligation through the withholding of a portion of the shares of common stock to be received upon exercise of the option.
      Unless otherwise determined by the board, awards granted under the 2004 Plan are not transferable other than by will, by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined in the Internal Revenue Code of 1986, as amended, which we refer to as the Code.
      Prior to the consummation of this offering, we expect the outstanding options under the 2004 Plan to be fully vested and exercised.
      Our board of directors may amend, alter or discontinue the 2004 Plan in any respect at any time, but no amendment, alteration or discontinuance may impair any of the rights of a participant under any awards previously granted, without his or her consent.

2006 Chart Executive Incentive Compensation Plan
      The following is a description of the 2006 Chart Executive Incentive Compensation Plan, which we refer to as our 2006 Bonus Plan. A copy of the 2006 Bonus Plan has been filed as an exhibit to the registration statement of which this prospectus forms a part.
      Employees who served or serve as executive officers in 2005 or 2006 and are selected by the compensation committee of our board of directors to participate are eligible to receive a bonus under the 2006 Bonus Plan. The 2006 Bonus Plan is designed to provide our executive officers with incentive compensation based upon the achievement of pre-established performance goals. The purpose of the 2006 Bonus Plan is to attract, retain, motivate and reward participants by providing them with the opportunity to earn competitive compensation directly linked to our performance.
      The 2006 Bonus Plan is administered by the compensation committee of our board of directors. The 2006 Bonus Plan provides for the payment of incentive bonuses, in the form of cash. If our performance relative to the 2006 Bonus Plan’s targets exceeds threshold amounts, participants may earn a bonus of up to a pre-determined percentage of the participant’s base salary, ranging from 90% to 165% of the participant’s base salary at maximum performance levels. Actual performance below the minimum performance threshold for a performance objective will result in no payment based on that objective.
      The compensation committee of the board has established the performance targets under the 2006 Bonus Plan. The material targets under the 2006 Bonus Plan include working capital and EBITDA targets. The performance period under the plan is our fiscal year.
      Following the end of the fiscal year, the compensation committee of the board will determine (i) whether and to what extent any of the performance objectives established have been satisfied, and (ii) for each participant employed as of the last day of the fiscal year, the actual bonus to which such participant shall be entitled, taking into consideration the extent to which the performance objectives have been met.
      Employees on a leave of absence as of the last day of the fiscal year are not eligible for payment under the plan unless and until they return to active status. In addition, in certain circumstances bonus amounts are pro-rated.
      Payment of any bonus amount will be made to participants before March 15, 2007.
Incentive Compensation Plan
      We adopted the Incentive Compensation Plan effective                     , 2006 and it was approved by our stockholders on                     , 2006. A copy of the Incentive Compensation Plan has been filed as an exhibit to the registration statement of which this prospectus forms a part.
      Purpose. The Incentive Compensation Plan is a bonus plan designed to provide certain employees of the Company and its affiliates with Incentive Compensation based upon the achievement of pre-established performance goals. The Incentive Compensation Plan is designed to comply with the performance-based compensation exemption from Section 162(m) of the Code during any period during which Section 162(m) of the Code is applicable. The purpose of the Incentive Compensation Plan is to attract, retain, motivate and reward participants by providing them with the opportunity to earn competitive compensation directly linked to our performance.
      Administration. The Incentive Compensation Plan is administered by the compensation committee of our board of directors. The committee may delegate its authority under the Incentive Compensation Plan except in cases where such delegation would disqualify compensation paid under the Incentive Compensation Plan intended to be exempt under Section 162(m) of the Code.
      Eligibility; Awards. Awards may be granted to officers and key employees of the Company and its affiliates in the sole discretion of the committee. The Incentive Compensation Plan provides for the payment of incentive bonuses in the form of cash.

      Performance Goals. The committee establishes the performance periods over which performance objectives will be measured. A performance period may be for a fiscal year or a multi-year cycle, as determined by the committee. No later than 90 days after each performance period begins (or such other date as may be required by Section 162(m) of the Code), the committee will establish (1) the performance objective or objectives that must be satisfied for a participant to receive a bonus for such performance period, and (2) the target incentive bonus for each participant. Performance objectives will be based upon one or more of the following criteria, as determined by the committee: (i) earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization or earnings before taxes and interest); (ii) net income; (iii) operating income; (iv) earnings per share; (v) book value per share; (vi) return on stockholders’ equity; (vii) expense management; (viii) return on investment; (ix) improvements in capital structure or capital expenses; (x) profitability of an identifiable business unit or product; (xi) maintenance or improvement of profit margins; (xii) stock price; (xiii) market share; (xiv) costs; (xv) liquidity or cash flow; (xvi) working capital; (xvii) return on assets; (xviii) assets, debt or net debt, (xix) days sales outstanding; (xx) days inventory outstanding; (xxi) days payables outstanding; (xxii) unbilled revenue; (xxiii) total return; (xxiv) customer satisfaction survey performance; (xxv) quality improvement performance and (xxvi) manufacturing productivity performance. The foregoing criteria may relate to us, one or more of our subsidiaries or one or more of our divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the committee shall determine.
      As soon as practicable following the applicable performance period but in no event later than the date that is 75 days after the end of the taxable year in respect of which the applicable bonuses are payable, the committee will (x) determine (i) whether and to what extent any of the performance objectives established for such performance period have been satisfied, and (ii) for each participant employed as of the last day of the performance period for which the bonus is payable, the actual bonus to which such participant shall be entitled, taking into consideration the extent to which the performance objectives have been met and such other factors as the committee may deem appropriate and (y) pay such bonus to such participant. No participant may receive a bonus under the annual incentive compensation plan, with respect to any fiscal year, in excess of $5 million. The committee has absolute discretion to reduce or eliminate the amount otherwise payable to any participant under the Incentive Compensation Plan and to establish rules or procedures that have the effect of limiting the amount payable to each participant to an amount that is less than the maximum amount otherwise authorized as that participant’s target incentive bonus.
      Change in Control. If there is a Change in Control of us (as defined in the annual incentive plan), the committee, as constituted immediately prior to the Change in Control, shall determine promptly in its discretion whether the performance criteria have been met in the year in which the Change in Control occurs and for any completed performance period for which a determination under the plan has not been made. If the committee determines the criteria have been met, participants will receive their bonuses as soon as practicable, but in no event more than 30 days after such determination.
      Termination of Employment. Unless a participant’s employment agreement otherwise provides, if a participant dies or becomes disabled prior to the last day of a performance period, the participant may receive an annual bonus equal to the bonus otherwise payable to the participant or, if determined by the committee, based upon actual company performance for the applicable performance period, pro-rated for the days of employment during the performance period. If a participant’s employment terminates for any reason other than due to death or disability prior to the last day of the performance period for which the bonus under the Incentive Compensation Plan is payable, such participant will not receive a bonus.
      Payment of Awards. Payment of any bonus amount is made to participants as soon as practicable after the committee certifies that one or more of the applicable objectives has been attained, or, where the committee will reduce, eliminate or limit the bonus, as described above, the committee determines the amount of any such reduction; provided, however, that in no event will such payment be made later than the date that is 75 days after the end of the taxable year in respect of which the applicable bonuses are payable.

      Amendment and Termination of Plan. Our board of directors or the committee may at any time amend, suspend, discontinue or terminate the Incentive Compensation Plan, subject to stockholder approval if such approval is necessary to maintain the Incentive Compensation Plan in compliance with Section 162(m) of the Code or any other applicable law or regulation. Unless earlier terminated, the annual incentive plan will expire on                     , 2016.
Employment Agreements

Samuel F. Thomas
      On November 23, 2005, we entered into an employment agreement with Samuel F. Thomas, pursuant to which Mr. Thomas serves as our Chief Executive Officer and President for a rolling term of three years. Under the agreement, Mr. Thomas is entitled to an annual base salary of $400,000 payable in regular installments in accordance with our usual payroll practices. Mr. Thomas is also eligible to earn an annual bonus award, for each full year during the term of his employment agreement, of up to 150% of his annual bonus target, which target for calendar year 2006 is $440,000 and may be increased in the sole discretion of our board of directors, based upon the achievement of annual performance targets established by our board. Mr. Thomas is also generally entitled to participate in our employee benefit plans on the same basis as those benefits are generally made available to our other senior executives.
      If Mr. Thomas’s employment is terminated by us without “cause” or he resigns for “good reason” (as such terms are defined in his employment agreement), Mr. Thomas will be entitled to receive compensation and benefits that are earned but unpaid as of the date of termination and, subject to the execution and delivery of a release of claims against us, (i) base salary for three years, payable in installments and (ii) continued coverage under our group health plans for three years or, to the extent such coverage is not permissible under the terms of such plans, an amount equal to the premium subsidy we would have otherwise paid on Mr. Thomas’ behalf for such coverage.
      Mr. Thomas is also subject to a covenant not to disclose confidential information during the employment term and at all times thereafter and covenants not to compete and not to solicit employees or customers during the employment term and for three years following termination of employment for any reason.

Michael F. Biehl
      On December 1, 2005, we entered into an employment agreement with Michael F. Biehl, pursuant to which Mr. Biehl serves as our Executive Vice President, Chief Financial Officer and Treasurer for a rolling term of two years. Under the agreement, Mr. Biehl is entitled to an annual base salary of $235,000 payable in regular installments in accordance with our usual payroll practices. Mr. Biehl is also eligible to earn an annual bonus award, for each full year during the term of his employment agreement, of up to 150% of his annual base salary, based upon the achievement of annual performance targets established by our board. Mr. Biehl is also generally entitled to participate in our employee benefit plans on the same basis as those benefits are generally made available to our other senior executives.
      If Mr. Biehl’s employment is terminated by us without “cause” or he resigns for “good reason” (as such terms are defined in his employment agreement), Mr. Biehl will be entitled to receive the compensation and benefits that are earned but unpaid as of the date of termination and, subject to the execution and delivery of a release of claims against us, (i) base salary for two years, payable in installments and (ii) continued coverage under our group health plans for two years and, to the extent such coverage is not permissible under the terms of such plans, an amount equal to the premium subsidy we would have otherwise paid on Mr. Biehl’s behalf for such coverage.
      Mr. Biehl is also subject to a covenant not to disclose confidential information during the employment term and at all times thereafter and covenants not to compete and not to solicit employees or customers during the term of his employment and for two years following termination of employment for any reason.

Matthew J. Klaben
      On March 29, 2006, we entered into an employment agreement with Matthew J. Klaben, pursuant to which Mr. Klaben serves as our Vice President and General Counsel for a rolling term of one year. Under the agreement, Mr. Klaben is entitled to an annual base salary of $193,000, payable in regular installments in accordance with our usual payroll practices. Mr. Klaben is also entitled to receive a one-time $25,000 signing bonus, which will be forfeited and repaid to the company if Mr. Klaben resigns without “good reason” (as such term is defined in his employment agreement) before March 29, 2007. In addition, Mr. Klaben is also eligible to earn an annual bonus award, for each full year during the term of his employment agreement, of up to 105% of his annual base salary, based upon the achievement of annual performance targets established by our board. Mr. Klaben is also generally entitled to participate in our employee benefit plans on the same basis as those benefits are generally made available to our other senior executives.
      If Mr. Klaben’s employment is terminated by us without “cause” or he resigns for “good reason” (as such terms are defined in his employment agreement), he will be entitled to receive the compensation and benefits that are earned but unpaid as of the date of termination and, subject to the execution and delivery of a release of claims against us, (i) base salary for one year, payable in installments and (ii) continued coverage under our group health plans for one year and, to the extent such coverage is not permissible under the terms of such plans, an amount equal to the premium subsidy we would have otherwise paid on Mr. Klaben’s behalf for such coverage.
      Mr. Klaben is also subject to a covenant not to disclose confidential information during his term of employment and at all times thereafter and covenants not to compete and not to solicit employees or customers during the term of his employment and for one year following termination of employment for any reason.

James H. Hoppel, Jr.
      On May 5, 2006, we entered into an employment agreement with James H. Hoppel, Jr. pursuant to which Mr. Hoppel serves as our Chief Accounting Officer, Controller and Assistant Treasurer for a rolling term of one year. Under the agreement, Mr. Hoppel is entitled to an annual base salary of $154,000, payable in regular installments in accordance with our usual payroll practices. Mr. Hoppel is also eligible to earn an annual bonus award for the 2006 fiscal year and each full year during the term of his employment agreement, of up to 90% of his annual base salary, based upon the achievement of annual performance targets established by our board. Mr. Hoppel is also generally entitled to participate in our employee benefit plans on the same terms as those benefits are generally made available to our other senior executives.
      If Mr. Hoppel’s employment is terminated by us without “cause” or he resigns for “good reason” (as such terms are defined in his employment agreement), he will be entitled to receive the compensation and benefits that are earned but unpaid as of the date of termination and, subject to the execution and delivery of a release of claims against us, (i) base salary for one year, payable in installments and (ii) continued coverage under our group health plans for one year and, to the extent such coverage is not permissible under the terms of such plans, an amount equal to the premium subsidy we would have otherwise paid on Mr. Hoppel’s behalf for such coverage.
      Mr. Hoppel is also subject to a covenant not to disclose confidential information during the term of his employment and at all times thereafter and covenants not to compete and not to solicit employees or customers during the term of his employment and for one year following termination of employment for any reason.

Charles R. Lovett
      On December 1, 2005, we entered into an employment agreement with Charles R. Lovett pursuant to which Mr. Lovett serves as our Vice President—Manufacturing for a rolling term of one year. Under the agreement, Mr. Lovett is entitled to an annual base salary of $179,416, payable in regular installments in accordance with our usual payroll practices. Mr. Lovett is also eligible to earn an annual bonus award, for each full year during the term of his employment agreement, of up to 150% of his annual base salary, based upon the achievement of annual performance targets established by our board. Mr. Lovett is also generally entitled to participate in our employee benefit plans on the same basis as those benefits are generally made available to our other senior executives.
      If Mr. Lovett’s employment is terminated by us without “cause” or he resigns for “good reason” (as such terms are defined in the employment agreement), he will be entitled to receive the compensation and benefits that are earned but unpaid as of the date of termination and, subject to the execution and delivery of a release of claims against us, (i) base salary for one year, payable in installments and (ii) continued coverage under our group health plans for one year and, to the extent such coverage is not permissible under the terms of such plans, an amount equal to the premium subsidy we would have otherwise paid on Mr. Lovett’s behalf for such coverage.
      Mr. Lovett is also subject to a covenant not to disclose confidential information during his term of employment and at all times thereafter and covenants not to compete and not to solicit employees or customers during the term of his employment and for one year following termination of employment for any reason.
Management Equity
      In connection with the Acquisition, the compensation committee elected to adjust, in accordance with the terms of our 2004 Stock Option and Incentive Plan and the merger agreement, a portion of certain then-outstanding stock options held by certain executive officers or members of senior management to represent options to acquire shares of our common stock after the Acquisition. All other then-outstanding stock options were cashed out pursuant to the merger agreement. All such rollover options were exercised in the second quarter of 2006 for $16.19 per share. All shares of common stock acquired upon the exercise of such rollover options are now subject to the terms of the management stockholder’s agreements. See “Certain Related Party Transactions.”

PRINCIPAL STOCKHOLDERS
      The following table and accompanying footnotes show information regarding the beneficial ownership of our common stock before and after this offering by:

•	each person who is known by us to own beneficially more than 5% of our common stock;

•	each member of our board of directors and each of our named executive officers; and

•	all members of our board of directors and our executive officers as a group.
      The number of shares and percentages of beneficial ownership before the offering set forth below are based on 2,423,746 shares of our common stock issued and outstanding as of May 22, 2006 and after giving effect to the            -for-one stock split we expect to effect immediately prior to the consummation of this offering. The number of shares and percentages of beneficial ownership after the offering are based on            shares of our common stock that will be issued and outstanding immediately after this offering, including            shares, adjusted for the elimination of any fractional shares, that will be dividended to our existing stockholders assuming no exercise of the underwriters’ over-allotment option.

			Shares Beneficially Owned Immediately
			After this Offering

	Shares Beneficially		Assuming the		Assuming the
	Owned Immediately		Underwriters’ Option		Underwriters’ Option
	Prior to this Offering		is Not Exercised(1)		is Exercised in Full

		Percent of		Percent of		Percent of
Name of Beneficial Holder	Number	Common	Number	Common	Number	Common

First Reserve Fund X, L.P(2)	2,291,923	94.6%
Samuel F. Thomas	94,599	3.9%
Michael F. Biehl	5,297	*
Matthew J. Klaben	—	—
James H. Hoppel, Jr.	—	—
Charles R. Lovett	5,221	*
Ben A. Guill(3)	—	—
Kenneth W. Moore(3)	—	—
Timothy H. Day(3)	—	—
All directors and officers as a group (8 persons)	105,117	4.3%

(1)	We will grant the underwriters an option to purchase up to an additional shares in this offering. Immediately prior to the consummation of this offering, we will declare a stock dividend, the terms of which will require that shortly after the expiration of the underwriters’ over-allotment option (assuming the option is not exercised in full) we issue to our existing stockholders the number of shares equal to (x) the number of additional shares the underwriters have an option to purchase minus (y) the actual number of shares the underwriters purchase from us pursuant to that option.

(2)	94.6% of our common stock is owned by FR X Chart Holdings LLC, which in turn is 100% owned and managed by First Reserve Fund X, L.P., or Fund X. First Reserve GP X, L.P., or GP X, is the general partner of Fund X. First Reserve GP X, Inc., or GP X, Inc., is the general partner of GP X. First Reserve Corporation is the advisor to Fund X. The officers for GP X and GP X Inc. are William E. Macaulay, John A. Hill, Ben A. Guill, Thomas R. Denison, Cathleen M. Ellsworth, J.W.G. (Will) Honeybourne, Alex T. Krueger, Mark A. McComiskey, Kenneth W. Moore, Thomas J. Sikorski, Jennifer C. Zarrilli, Craig M. Jarchow, Timothy H. Day, Joseph Robert Edwards, J. Hardy Murchison, Catia Cesari, Glenn J. Payne, Kristin A. Custar, Rahman P. D’Argenio, Brian K. Lee, Bingfeng Leng, Timothy K. O’Keefe, Jeffrey K. Quake, Daniel S. Rice, Anne E. Gold, Valeria A. Thomason and Damien T.J. Harris, who are all employees of First Reserve. Decisions with respect to voting and investments are made by the Investment Committee of First Reserve, made up of a subset of these officers that includes the officers named above except for Ms. Thomason and Mr. Harris. With respect to investments held by these entities, decisions with respect to operations oversight are made by the subset of these officers that work most closely on a given investment, which includes Messrs. Macaulay, Guill, Moore and Day in the case of Chart Industries, Inc. The address of FR X Chart Holdings LLC, Fund X, GP X, GP X, Inc. and First Reserve Corporation is c/o First Reserve Corporation, One Lafayette Place, Greenwich, Connecticut 06830.

(3)	Mr. Guill is the President, a Managing Director and a member of the board of directors of First Reserve Corporation and GP X, Inc. Mr. Moore is a Managing Director of First Reserve Corporation and GP X, Inc. Mr. Day is a Director of First Reserve Corporation and GP X, Inc. Mr. Guill, Mr. Moore and Mr. Day all disclaim beneficial ownership of any shares of the issuer’s equity securities owned by such entities or their affiliates (including First Reserve Fund X, L.P.).

*	Less than 1%.

CERTAIN RELATED PARTY TRANSACTIONS
Management Stockholder’s Agreements
      We have entered into management stockholder’s agreements, dated as of November 23, 2005 and March 29, 2006, with certain members of our management, including Messrs. Thomas, Biehl, Klaben, Hoppel and Lovett, which we refer to as the management stockholders, and FR X Chart Holdings LLC.
      Restrictions on Transfers. The management stockholder’s agreements impose significant restrictions on transfers of shares of common stock. Except for transfers in accordance with the management stockholder’s agreements, transfers approved in advance by our board, transfers to Chart, FR X Chart Holdings LLC or any affiliate of FR X Chart Holdings LLC, transfers by a management stockholder to a family member or family trust for bona fide estate planning purposes with the consent of our board (which will not be unreasonably withheld), transfers by a management stockholder by will or by intestate succession, approved pledges, or any transfer made pursuant to the registration rights granted by the management stockholder’s agreements, which we refer to as the Permitted Transfers, no management stockholder will be permitted to transfer any shares of our common stock without the consent of our board until the earliest to occur of (i) an initial public offering of at least 25% of the outstanding shares of our common stock or that results in gross proceeds to us equal to $55,649,258.75, (ii) the occurrence of a “change of control” (as defined in the management stockholder’s agreements) of the company and (iii) October 17, 2008 (the earliest of such dates referred to as the Lapse Date. The consummation of this offering is expected to result in the occurrence of the Lapse Date.
      Right of First Offer. If at any time after the Lapse Date but prior to the consummation of an initial public offering of our common stock, the management stockholder proposes to transfer his or her shares of common stock, other than in a Permitted Transfer, or as a result of the exercise of tag-along or drag-along rights (as described below), the management stockholder will notify us of such proposed sale and allow us the opportunity to, or to arrange for a third party to, purchase such shares at the same price and on substantially the same terms of the proposed transfer. If we do not elect to, or arrange for a third party to, purchase such shares at such price and on such terms, the management stockholder may then sell such shares at such price and on such terms to a third party. This right of first offer is expected to expire upon the consummation of this offering.
      Tag-Along Rights. If FR X Chart Holdings LLC wishes to transfer shares of common stock other than pursuant to a registered offering, a transfer pursuant to Rule 144 of the Securities Act, a transfer with the approval of the members of the board not affiliated with FR X Chart Holdings LLC, a transfer by FR X Chart Holdings LLC to any of its affiliates or partners or our employees or a transfer resulting in an exercise by FR X Chart Holdings LLC of its drag-along rights, each management stockholder shall have the right to tag-along and participate, on a pro rata basis, in such transfer of common stock.
      Chart’s Right to Repurchase Shares of Common Stock of a Management Stockholder. If, prior to the Lapse Date, a management stockholder’s employment is terminated by us for “cause” (as defined in the management stockholder’s agreements), then we shall have the right to repurchase all or part of the shares of common stock held by such management stockholder at a per share price equal to the lower of the purchase price per share paid by such management stockholder and the “fair market value” (as defined in the management stockholder’s agreements) per share on the date of exercise of our repurchase right. If, prior to the Lapse Date, a management stockholder’s employment is terminated due to death or “disability”, by us without “cause”, by such management stockholder for “good reason” or upon retirement (as such terms are defined in the management stockholder’s agreements), then we shall have the right to repurchase all or part of the shares of common stock held by such management stockholder at a per share price equal to the “fair market value” per share on the date of exercise of our repurchase right. If, prior to the Lapse Date, a management stockholder’s employment is terminated by such management stockholder without “good reason”, then we shall have the right to repurchase all or part of the shares of common stock held by such management stockholder at a per share price equal to (i) the “fair market value” per share on the date of exercise of our repurchase right with respect to “purchased shares” and “rollover shares” (as such terms are defined in the management stockholder’s agreements) held by such management stockholder and (ii) the lower of the purchase price per share paid by such management stockholder and the “fair market value” per share on the date of exercise of our repurchase right with respect to all other shares held by such management stockholder. Our right to repurchase shares as described in this paragraph is expected to expire upon consummation of this offering.
      Obligation to Repurchase Shares of Common Stock of a Management Stockholder. If a management stockholder’s employment is terminated as a result of death or “disability,” by us without “cause” or by the management stockholder for “good reason” or upon “retirement,” such management stockholder shall, for a period of 90 days following the later of (x) the date of such termination and (y) the date that is six months and one day after the date on which such management stockholder purchased the shares under stock options that were rolled over in connection with the Acquisition from us, have the right to sell to us, and we shall be required to purchase all of such shares at a per share price equal to the “fair market value” per share on the date of exercise of such right. This right is expected to expire in connection with the consummation of this offering.
      “Piggyback” Registration Rights. Pursuant to and subject to the terms of the management stockholder’s agreements, each management stockholder will have the opportunity to include in registered sales of our common stock (other than an initial public offering or relating to any employee benefit plan or corporate merger, acquisition or reorganization), all or any part of the “registrable securities” (as such term is defined in the management stockholder’s agreements) then held by such management stockholder.
      Voting Agreement. Until the occurrence of the Lapse Date, each management stockholder shall vote his or her shares of common stock with respect to all matters in the same proportion as the shares of common stock held by FR X Chart Holdings LLC and its affiliates are voted. This provision is expected to expire upon the consummation of this offering.
      Preemptive Rights. In the event we issue shares of our common stock (other than upon or in connection with (i) any exercise or conversion of options, warrants or convertible securities outstanding as of the date of the management stockholder’s agreements, or the issuance or exercise of any options or warrants issued after the date of the management stockholder’s agreements pursuant to any stock option plan or stock option agreement approved by the board, (ii) any issuance of common stock in exchange for consideration other than cash or (iii) any acquisition (by sale, merger in which we are the surviving corporation, or otherwise) by us of equity in, or assets of, a business), each management stockholder shall have the right to purchase, on a pro-rata basis, shares of the common stock proposed to be issued. This right terminates upon an initial public offering of our common stock.
Stockholders Agreement
      In connection with this offering, we and First Reserve or one of its affiliates intend to enter into a stockholders agreement pursuant to which First Reserve or its affiliates has the right to request us to register the sale of shares held by First Reserve, including shares issuable upon exercise of the warrant held by FR X Chart Holdings LLC, on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, First Reserve has the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. After the consummation of this offering, First Reserve will own shares entitled to these registration rights.
      In addition, pursuant to the terms of the stockholders agreement, after this offering, for so long as First Reserve continues to hold (1) less than 50% but at least 25% of our outstanding common stock, it shall have the right to designate three director nominees, (2) less than 25% but more than 10% of our outstanding common stock, it will have the right to designate two director nominees; and (3) 10% of our outstanding common stock, it will have the right to designate one director nominee. Once First Reserve holds less than 10% of our outstanding common stock, it will have no right to designate directors pursuant to the stockholders agreement.

Warrant to Purchase our Shares
      On November 23, 2005, we issued a warrant to FR X Chart Holdings LLC to purchase up to 573,027 shares of our common stock at a per share purchase price of $64.75 (subject to adjustment per the terms of the warrant). The warrant was exercised on a cash basis in May 2006 and we issued 573,027 shares to FR X Chart Holdings LLC under the warrant. See “Management— Management Equity.”
Legal Fees
      On April 1, 2006, Matthew J. Klaben became our Vice President, General Counsel and Secretary. Prior to joining us in March 2006, Mr. Klaben was a partner with the law firm of Calfee, Halter & Griswold LLP. During 2005 and during the three months ended March 31, 2006, we paid $959,264 and $41,765, respectively, in legal fees and expenses to the law firm of Calfee, Halter & Griswold LLP for legal services rendered.

DESCRIPTION OF INDEBTEDNESS
Senior Secured Credit Facility

Overview
      In connection with the Acquisition, we entered into a senior secured credit facility with Citicorp North America, Inc., as administrative agent, Citigroup Global Markets Inc., as joint lead arranger and joint book manager, Morgan Stanley Senior Funding, Inc., as joint lead arranger, joint book manager and syndication agent and each lender party thereto. We have received the requisite consents and commitments from existing lenders and other financial institutions to amend the senior secured credit facility to increase the size of the revolving credit facility by $55.0 million to $115.0 million, remove certain restrictions on our ability to consummate this offering and on the use of proceeds as described in “Use of Proceeds” as well as make certain other amendments. Subject to the satisfaction of certain conditions, the amendment will be effective as of the date of the consummation of this offering. The description of our senior secured credit facility that follows gives effect to this amendment.
      The senior secured credit facility provides senior secured financing of $295.0 million, consisting of:

•	a $180.0 million term loan facility; and

•	a $115.0 million revolving credit facility.

      The term loan portion of our senior secured credit facility was fully funded on October 17, 2005 and we had approximately $35.1 million of borrowing capacity under the revolving portion of our senior secured credit facility at March 31, 2006, after giving effect to approximately $24.9 million of letters of credit and bank guarantees outstanding at that date. Since October 17, 2005, we have voluntarily prepaid $35.0 million in principal amount of the term loan facility.
      Upon the occurrence of certain events, we may request an increase to the existing term loan facility and/or the existing revolving credit facility in an amount not to exceed $100.0 million, subject to receipt of commitments by existing lenders or other financial institutions reasonably acceptable to the administrative agent.
      We are the borrower for the term loan facility and the revolving credit facility. The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as swingline loans.

Interest Rate and Fees
      Borrowings under the senior secured credit facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the highest of (1) the rate that the administrative agent announces from time to time as its base commercial lending rate, (2) the three month certificate of deposit rate plus 0.5% and (3) the federal funds rate plus 0.5% or (b) a LIBOR rate determined by the applicable screen rate or by reference to the costs of funds for deposits in U.S. dollars for the interest period relevant to such borrowing adjusted for certain additional costs.
      The initial applicable margin for borrowings under the revolving credit facility is 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR borrowings. After we deliver our financial statements for the first fiscal quarter ending at least six months after the closing date, such applicable margin will be reduced to 1.25% and 2.25%, respectively if our leverage ratio is less than 5.0 to 1.0 but greater than or equal to 4.0 to 1.0, and to 1.00% and 2.00%, respectively if our leverage ratio is less than 4.0 to 1.0. The applicable margin for borrowings under the term loan facility is 1.00% with respect to base rate borrowings and 2.00% with respect to LIBOR borrowings.
      In addition to paying interest on outstanding principal under the senior secured credit facility, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.50% per annum (which fee will be reduced to 0.375% per annum if our leverage ratio is less than 4.0 to 1.0). We also have to pay letter of credit fees equal to the applicable margin then in effect with respect to LIBOR loans under the revolving credit facility on the aggregate undrawn amount of all letters of credit outstanding. We also have to pay to each bank issuing a letter of credit fees equal to 0.25% on the face amount of each letter of credit and other customary documentary and processing charges.

Prepayments
      The senior secured credit facility requires us to prepay outstanding term loans, subject to certain exceptions, with:

•	beginning in the year ending December 31, 2006, 75% (which percentage will be reduced to 50% if our leverage ratio is equal to or less than 4.75 and greater than 3.75 to 1.00, and to 25% if our leverage ratio is equal to or less than 3.75 to 1.00 and greater than 2.75 to 1.00, and to 0% if our leverage ratio is equal to or less than 2.75 to 1.00) of our annual excess cash flow;

•	100% of the net cash proceeds in excess of an amount to be determined from non-ordinary course asset sales and casualty and condemnation events, if we do not reinvest or contract to reinvest those proceeds within 12 months and use such proceeds within 18 months of receipt, subject to certain limitations;

•	100% of the net cash proceeds of any incurrence of debt, other than certain debt permitted under the senior secured credit facility; and

•	100% of amounts in excess of an aggregate amount of $5.0 million in respect of certain claims arising out of the Acquisition, subject to certain exceptions.
      The foregoing mandatory prepayments other than from excess cash flow will be applied first, to the next eight installments of the term loan facility and second, to the remaining installments of the term loan facility on a pro rata basis. Mandatory prepayments from excess cash flow and optional prepayments will be applied to the remaining installments of the term loan facility at our direction. Each lender has the right to decline any mandatory prepayment of its term loans in which case the amount of such prepayment will be retained by us.
      We may voluntarily prepay outstanding loans under the senior secured credit facility at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

Amortization
      We are required to repay installments on the loans under the term loan facility in quarterly principal amounts equal to 0.25% of their funded total principal amount for the first six years and nine months, with the remaining amount payable on the date that is seven years from the date of the closing of the senior secured credit facility.
      Principal amounts outstanding under the revolving credit facility will be due and payable in full at maturity, five years from the date of the closing of the senior secured credit facility.

Guarantee and Security
      All our obligations under the senior secured credit facility are unconditionally guaranteed by each of our existing and future domestic wholly-owned subsidiaries (subject to exceptions with respect to immaterial subsidiaries and with respect to any guaranty that could create materially adverse tax consequences) referred to, collectively, as “Domestic Guarantors.”
      All our obligations under the senior secured credit facility and the guarantees of our obligations under the senior secured credit facility by the Domestic Guarantors are secured by substantially all our assets and the assets of each Domestic Guarantor, including, but not limited to, the following:

•	subject to certain exceptions, a pledge of the capital stock of each direct and indirect domestic subsidiary owned by us or a Domestic Guarantor (other than subsidiaries substantially all of whose assets consist of stock in controlled foreign corporations) and 65% of the capital stock of each first tier foreign subsidiary owned by us or a Domestic Guarantor and of each first tier domestic subsidiary owned by us or a Domestic Guarantor substantially all of whose assets consist of stock in controlled foreign corporations; and

•	subject to certain exceptions, a security interest in substantially all of the tangible and intangible assets owned by us and each Domestic Guarantor.

Certain Covenants and Events of Default
      The senior secured credit facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability and the ability of each of our subsidiaries to:

•	sell assets;

•	incur additional indebtedness;

•	prepay, redeem or repurchase other indebtedness (including the notes);

•	pay dividends and distributions or repurchase capital stock;

•	create liens on assets;

•	make investments, loans or advances;

•	make capital expenditures;

•	make certain acquisitions;

•	engage in mergers or consolidations;

•	engage in certain transactions with affiliates;

•	amend certain material agreements governing indebtedness (including the notes);

•	change the business conducted by us and our subsidiaries;

•	enter into agreements that restrict dividends from subsidiaries;

•	enter into sale and lease-back transactions; and

•	enter into swap agreements.
      In addition, the senior secured credit facility requires us to maintain the following financial covenants:

•	a maximum consolidated net leverage ratio; and

•	a minimum interest coverage ratio.
      The senior secured credit facility also contains certain customary affirmative covenants and events of default.
      As of March 31, 2006 we were in compliance in all material respects with all covenants and provisions contained under our senior secured credit facility.
Senior Subordinated Notes

General
      In October 2005, we issued 9 1/8 % senior subordinated notes that mature on October 15, 2015 in an aggregate principal amount of $170.0 million in a private transaction not subject to the registration requirements under the Securities Act. The net proceeds from that financing were used to finance the Acquisition and pay related fees and expenses.

Guarantees
      The notes are guaranteed, on a senior subordinated, unsecured basis, by each of our direct and indirect wholly-owned subsidiaries that were domestic subsidiaries on the issue date.

Ranking
      The notes are our general unsecured senior subordinated obligations that rank junior to our existing and future senior indebtedness, including obligations under the senior secured credit facility, equally in right of payment with all of our future senior subordinated debt and senior in right of payment to all of our future subordinated debt. They are effectively subordinated in right of payment to all of our existing and future secured debt to the extent of the value of the assets securing such debt, and are structurally subordinated to all obligations of our subsidiaries that are not guarantors.

Optional Redemption
      At any time prior to October 15, 2008, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture (including any additional notes issued after the issue date) at a redemption price of 109.125% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to, but not including, the redemption date, with the net cash proceeds of one or more equity offerings (such as this offering); provided that:

(1) at least 65% of the aggregate principal amount of notes issued under the indenture (excluding notes held by us and our subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 180 days of the date of the closing of such equity offering.
      Except pursuant to the preceding paragraph or as otherwise set forth below, the notes will not be redeemable at our option prior to October 15, 2010. We are not, however, prohibited from acquiring the notes by means other than a redemption, whether pursuant to a tender offer, open market purchase or otherwise, so long as the acquisition does not violate the terms of the indenture.
      On or after October 15, 2010, we may redeem all or a part of the notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional interest, if any, on the notes to be redeemed, to, but not including, the applicable redemption date, if redeemed during the twelve month period beginning on October 15 of the years indicated below, subject to the rights of holders on the relevant record date to receive interest on the relevant interest payment date.

Year	Percentage

2010	104.563%
2011	103.042%
2012	101.521%
2013 and thereafter	100.000%
      In addition, at any time prior to October 15, 2010, we may also redeem all or a part of the notes at a redemption price equal to 100% of the principal amount of notes to be redeemed, plus the applicable premium (an amount intended to approximate a “make-whole” price based on the price of a U.S. treasury security plus 50 basis points) as of, and accrued and unpaid interest and additional interest, if any, to, but not including, the redemption date, subject to the rights of holders on the relevant record date to receive interest due on the relevant interest payment date. Though the notes may be redeemed prior to October 15, 2010 in this way, because any “make-whole” premium would be prohibitively expensive, we do not expect to make a redemption pursuant to this provision of the indenture.

Change of Control
      In the event of a change of control, which is defined in the indenture governing the notes, each holder of the notes will have the right to require us to repurchase all or any part of such holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

Covenants
      The indenture governing the notes contains certain covenants that, among other things, limit our ability and the ability of some of our subsidiaries to:

•	incur additional debt or issue certain preferred shares;

•	pay dividends on or make distributions in respect of our or any of our restricted subsidiaries’ capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens on certain debt without securing the notes;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

Events of Default
      The indenture governing the notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such notes to become or to be declared to be due and payable.
      As of March 31, 2006 we were in compliance in all material respects with all covenants and provisions contained under the indenture governing the notes.

Exchange Offer
      We are obligated to use commercially reasonable efforts to register the notes under the Securities Act and consummate an exchange offer no later than August 14, 2006. If this requirement is not met, then the annual interest on the notes will increase by (1) 0.25 percentage points for the first 90 days following the end of such period and (2) 0.25 percentage points at the beginning of each subsequent 90 day period, up to a maximum of 1.0 percentage point until all such registration defaults are cured.
Chart Ferox Credit Facility
      Chart Ferox, a.s., our majority-owned subsidiary located in the Czech Republic, currently maintains a secured revolving credit facility with borrowing capacity of up to $9.6 million, of which $4.4 million is available only for letters of credit and bank guarantees. At December 31, 2005, there was $0.8 million of borrowings outstanding under, and $1.5 million of bank guarantees supported by, the Ferox revolving credit facility. Ferox is the only borrower for this revolving credit facility.
      Under the revolving credit facility, Ferox may make borrowings in Czech Koruna, Euros and U.S. dollars. Borrowings in Koruna are at PRIBOR, borrowings in Euros are at EURIBOR and borrowings in U.S. dollars are at LIBOR, each with a fixed margin of 0.6%. Ferox is not required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. Ferox must pay letter of credit and guarantee fees equal to 0.75% on the face amount of each guarantee.
      Ferox’s land and buildings secure $4.6 million, and Ferox’s account receivables secure $2.5 million, of this revolving credit facility.

DESCRIPTION OF CAPITAL STOCK
      The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to this offering. We refer you to the form of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.
Authorized Capitalization
      Our authorized capital stock consists of                      shares of common stock, par value $0.01 per share, of which                      shares were issued and outstanding immediately prior to this offering, and                      shares of preferred stock, par value $0.01 per share, of which no shares are currently issued and outstanding. Immediately following the completion of this offering, we will have                      shares of common stock outstanding. Immediately following completion of the offering, there will be no shares of preferred stock outstanding.

Common Stock
      Voting Rights. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.
      Dividend Rights. Subject to the rights of the holders of any preferred stock that may be outstanding, holders of our common stock are entitled to receive dividends as may be declared by our board of directors out of funds legally available to pay dividends. Dividends upon our common stock may be declared by the board of directors at any regular or special meeting, and may be paid in cash, in property, or in shares of capital stock. Before payment of any dividend, there may be set aside out of any of our funds available for dividends, such sums as the board of directors deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property, or for any proper purpose, and the board of directors may modify or abolish any such reserve. The senior secured credit facility and the indenture governing the notes impose restrictions on our ability to declare dividends with respect to our common stock.
      Liquidation Rights. Upon liquidation, dissolution, distribution of assets or other winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding preferred stock.
      Other Matters. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock
      Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company, or upon any distribution of assets of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	the preferences and special rights, if any, of the series and the qualifications and restrictions, if any, of the series;

•	the voting rights, if any, of the holders of the series; and

•	such other rights, powers and preferences with respect to the series as our board of directors may deem advisable.
Anti-Takeover Effects of Certain Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
      Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Removal of Directors; Vacancies
      Our amended and restated certificate of incorporation provides that (i) prior to the date on which First Reserve ceases to own at least 40% of the voting power of all shares of stock entitled to vote generally in the election of directors, directors may be removed for any reason upon the affirmative vote of holders of at least a majority of the voting power of all then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class and (ii) on and after the date on which First Reserve ceases to own at least 40% of the voting power of all shares of stock entitled to vote generally in the election of directors, directors may be removed with or without cause, at any time by the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated bylaws also provide that any vacancies on our board of directors will be filled by the affirmative vote of a majority of the remaining directors, although less than a quorum or by the sole remaining director.

No Cumulative Voting
      The Delaware General Corporation Law, or DGCL, provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation expressly does not provide for cumulative voting.

Calling of Special Meetings of Stockholders
      Our amended and restated certificate of incorporation and amended and restated bylaws provide that special meetings of our stockholders may be called at any time only by the chairman of the board of directors, the board of directors or a committee of the board which has been designated by the board of directors.

Stockholder Action by Written Consent
      The DGCL permits stockholder action by written consent unless otherwise provided by our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation precludes stockholder action by written consent after the date on which First Reserve ceases to hold at least 40% in voting power of all shares entitled to vote generally in the election of our directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations
      Our amended and restated bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.
      Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 calendar days nor more than 120 calendar days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year’s annual meeting or at such other time as specified in our amended and restated bylaws. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Supermajority Provisions
      The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that the following provisions in our amended and restated certificate of incorporation and amended and restated bylaws may only be amended, altered, repealed or rescinded by a vote of at least 75% of the voting power of all of the outstanding shares of our stock entitled to vote generally in the election of directors:

•	the removal of directors;

•	the limitation of stockholder action by written consent;

•	the ability to call a special meeting of stockholders being vested solely in our chairman of the board, our board of directors and any committee of the board of directors which has been designated by our board of directors;

•	the advance notice requirements for stockholder proposals and director nominations; and

•	the amendment provision requiring that the above provisions be amended only with a 75% supermajority vote.
      In addition, our amended and restated certificate of incorporation grants our board of directors the authority to amend or repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation.

Limitations on Liability and Indemnification of Officers and Directors
      The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.
      Our amended and restated certificate of incorporation and amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
      The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
      We have entered into indemnification agreements with each of our directors and officers providing for additional indemnification protection beyond that provided by the directors’ and officers’ liability insurance policy. In the indemnification agreements, we have agreed, subject to certain exceptions, to indemnify and hold harmless the director or officer to the maximum extent then authorized or permitted by the provisions of the amended and restated certificate of incorporation, the DGCL, or by any amendment(s) thereto.
      There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Delaware Anti-takeover Statute
      We have opted out of Section 203 of the DGCL. Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts.
Transfer Agent and Registrar
      National City Bank is the transfer agent and registrar for our common stock.
Listing
      We intend to apply to list our common stock on the New York Stock Exchange under the symbol “GTL.”
Authorized but Unissued Capital Stock
      The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as our common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock, as well as for certain issuances of stock in compensatory transactions. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.
      Upon the closing of this offering, we will have outstanding an aggregate of approximately            million shares of common stock, including an additional                      shares, adjusted for the elimination of any fractional shares, that will be issued upon the exercise of the underwriters’ over-allotment option or otherwise dividended to our existing stockholders. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which are summarized below.
      Under our stockholders agreement and management stockholder’s agreements, we may be required to register the sale of our shares held by First Reserve and certain management stockholders. First Reserve and certain management stockholders will have the ability to exercise certain registration rights in connection with registered offerings initiated by us or requested by First Reserve. Immediately after this offering, First Reserve and management will own                      shares and                      shares, respectively, entitled to these registration rights. See “Certain Related Party Transactions.”
Rule 144
      Subject to the lock-up agreements described below and the volume limitations and other conditions under Rule 144, additional shares of our common stock will be available for sale in the public market pursuant to exemptions from registration requirements as follows:

Number of Shares	Date

After days from the date of this prospectus (subject to volume limitations and other conditions under Rule 144 and to the lock-up agreements described below)
      In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock; and

•	the average weekly reported volume of trading in the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.
      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 144(k)
      In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.
Lock-Up Agreements
      In connection with this offering, we, our executive offices, directors and existing stockholders have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, during the period ending 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. Incorporated, Lehman Brothers Inc. and UBS Securities LLC. See “Underwriting.”

MATERIAL UNITED STATES FEDERAL INCOME AND
ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
      The following is a summary of material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.
      A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity that is treated as a partnership for United States federal income tax purposes) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
      This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
      If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.
      If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.
Dividends
      Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment (or, for an individual, a fixed base) of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are generally subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
      A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.
Gain on Disposition of Common Stock
      Any gain realized on the disposition of our common stock generally will not be subject to United States federal income or withholding tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment (or, for an individual, a fixed base) of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the non-U.S. holder’s holding period for our common stock.
      An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.
      We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.
Federal Estate Tax
      Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.
Information Reporting and Backup Withholding
      We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
      A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual

123

knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.
      Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, each of the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated in the table below. Morgan Stanley & Co. Incorporated, Lehman Brothers Inc. and UBS Securities LLC are acting as book-running managers and as representatives of the underwriters named below.

Underwriters	Number of Shares

Morgan Stanley & Co. Incorporated
Lehman Brothers Inc.
UBS Securities LLC
Natexis Bleichroeder Inc.
Simmons & Company International
Howard Weil Incorporated

Total

      The underwriters are offering the common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $          a share under the public offering price. Any underwriter may allow, and such dealer may reallow, a concession not in excess of $          a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                     additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase approximately the same percentage of additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $          , the total underwriters’ discounts and commissions would be $          , and total proceeds to us would be $          .
      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise by the underwriters of their over-allotment option.

Paid by Chart Industries, Inc.	No Exercise	Full Exercise

Per Share
Total
      The expenses of this offering payable by us, not including the underwriting discounts and commissions, are estimated at $           million.
      The underwriters have informed us that they do not intend sales to accounts over which any such underwriter exercises discretionary authority to exceed five percent of the total number of shares of common stock offered by them.
      We intend to apply to list our common stock on the New York Stock Exchange under the symbol “GTL.” In order to meet one of the requirements for listing the common stock on the New York Stock

Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 U.S. beneficial holders.
      We, our executive officers, directors and existing stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, Lehman Brothers Inc. and UBS Securities LLC on behalf of the underwriters, none of us will, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or file any registration statement under the Securities Act of 1933 (other than a registration statement on Form S-8) with respect to the foregoing; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;
whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.
      The restrictions described in the previous paragraph do not apply to:

•	the sale of shares to the underwriters pursuant to the underwriting agreement;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	grants, issuances, or exercises under our existing employee benefits plans;

•	the issuance of common stock in connection with the acquisition of, or joint venture with, another company, provided that the recipient agrees to be bound by the restrictions described in the previous paragraph;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	transfers by any person other than us of shares of common stock or any security convertible, exchangeable for or exercisable into common stock as a bona fide gift or gifts as a result of operation of law or testate or in testate succession, provided that such transferee agrees to be bound by the restrictions described in the previous paragraph;

•	transfers by any person other than us to a trust, partnership, limited liability company or other entity, all of the beneficial interests of which are held, directly, or indirectly by such person, provided that such transferee agrees to be bound by the restrictions described in the previous paragraph; or

•	distributions by any person other than us of shares of common stock or any security convertible, exchangeable for or exercisable into common stock to limited partners or stockholders of such person, provided that such distributee agrees to be bound by the restrictions described in the previous paragraph.
      At our request, the underwriters will reserve for sale, at the initial public offering price, up to                      shares offered in this prospectus for our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.
      Prior to this offering, there has been no public market for the common stock. The initial public offering price was negotiated between us and the representatives of the underwriters. The factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, our business prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses, and the price-earnings ratios, market prices of securities and other quantitative and qualitative data relating to such businesses. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.
      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is “covered” if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a “naked” short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions, or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of our common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.
      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.
      A prospectus in electronic format may be made available by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.
      From time to time, some of the underwriters and their affiliates have provided, and may continue to provide, investment banking, commercial banking and capital raising services to us and our affiliates for fees and commissions that we believe are customary. Morgan Stanley Senior Funding, Inc. acts as joint lead arranger, joint book manager and syndication agent and is a lender under our senior secured credit facility. UBS Securities LLC acted as our financial advisor in connection with the Acquisition.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

VALIDITY OF THE SHARES
      The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Shearman & Sterling LLP, New York, New York will act as counsel to the underwriters. Shearman & Sterling LLP represents First Reserve on other matters.
EXPERTS
      The accompanying consolidated balance sheets of Chart Industries, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for the period from October 17, 2005 through December 31, 2005, the period from January 1, 2005 through October 16, 2005, the year ended December 31, 2004, the three months ended December 31, 2003, and the nine months ended September 30, 2003, appearing in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the issuance of shares of our common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement and exhibits and schedules. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We are not currently subject to the informational requirements of the Exchange Act. After the offering of the shares of our common stock, we will be subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statement and the exhibits and schedules to the registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2005 and 2004	F-3
 Consolidated Statements of Operations for the Period from October 17, 2005 to December 31, 2005, the Period from January 1, 2005 to October 16, 2005, the Year Ended December 31, 2004, the Three Months Ended December 31, 2003 and the Nine Months Ended September 30, 2003
F-4
Consolidated Statements of Shareholders’ Equity (Deficit)	F-5
 Consolidated Statements of Cash Flows for the Period from October 17, 2005 to December 31, 2005, the Period from January 1, 2005 to October 16, 2005, the Year Ended December 31, 2004, the Three Months Ended December 31, 2003 and the Nine Months Ended September 30, 2003
F-8
Notes to Consolidated Financial Statements	F-9

Unaudited Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2006 and December 31, 2005	F-43
Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2006 and 2005	F-44
Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2006 and 2005	F-45
Notes to Unaudited Condensed Consolidated Financial Statements	F-46

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder and Board of Directors of Chart Industries, Inc.
      We have audited the accompanying consolidated balance sheets of Chart Industries, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for the period from October 17, 2005 through December 31, 2005, the period from January 1, 2005 through October 16, 2005, the year ended December 31, 2004, the three months ended December 31, 2003, and the nine months ended September 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chart Industries, Inc. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the period from October 17, 2005 through December 31, 2005, the period from January 1, 2005 through October 16, 2005, the year ended December 31, 2004, the three months ended December 31, 2003, and the nine months ended September 30, 2003, in conformity with U.S. generally accepted accounting principles.
      As more fully described in Note A to the consolidated financial statements, effective September 15, 2003, the Company emerged from Chapter 11 Bankruptcy. In accordance with American Institute of Certified Public Accountants’ Statement of Position No. 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, the Company has adopted “Fresh Start” reporting whereby its assets, liabilities and new capital structure have been adjusted to reflect estimated fair values as of September 30, 2003. As a result, the consolidated financial statements for periods from September 30, 2003 through October 16, 2005 reflect this basis of reporting and are not comparable to the Company’s pre-reorganization consolidated financial statements.
      As more fully described in Note J to the consolidated financial statements, on October 17, 2005, the Company changed its method of accounting for stock based compensation by adopting the fair value recognition provisions of Statement of Financial Accounting Standards No. 123(R), “Share Based Payments”.

/s/ ERNST & YOUNG LLP
Cleveland, Ohio
April 11, 2006

CHART INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share amounts)

	Successor	Reorganized
	Company	Company

	December 31,	December 31,
	2005	2004

ASSETS
Current Assets
Cash and cash equivalents	$15,433	$14,814
Accounts receivable, net	62,463	45,744
Inventories, net	53,132	47,777
Unbilled contract revenue	23,813	10,528
Prepaid expenses	3,037	2,119
Other current assets	12,102	14,840
Assets held for sale	3,084	3,567

Total Current Assets	173,064	139,389
Property, plant and equipment, net	64,265	41,993
Goodwill	236,742	75,110
Identifiable intangible assets, net	154,063	48,472
Other assets, net	13,672	2,116

TOTAL ASSETS	$641,806	$307,080

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$34,435	$26,789
Customer advances and billings in excess of contract revenue	26,741	15,181
Accrued salaries, wages and benefits	19,797	16,148
Warranty reserve	3,598	2,812
Other current liabilities	17,606	12,353
Short-term debt	2,304	3,005

Total Current Liabilities	104,481	76,288
Long-term debt	345,000	76,406
Long-term deferred tax liability, net	56,038	12,939
Other long-term liabilities	19,957	25,807
Shareholders’ Equity
Common stock of Successor and Reorganized Company, par value $.01 per share — 9,500,000 shares authorized, 1,718,896 and 5,358,183 shares issued and outstanding at December 31, 2005 and 2004, respectively	17	54
Additional paid-in capital	117,367	90,652
Retained (deficit) earnings	(506)	22,631
Accumulated other comprehensive (loss) income	(548)	2,303

	116,330	115,640

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$641,806	$307,080

* See accompanying notes to these consolidated financial statements, including Note A — Nature of Operations and Summary of Significant Accounting Policies, describing the Successor Company, Reorganized Company and Predecessor Company. The accompanying notes are an integral part of these consolidated financial statements.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands)

	Successor				Predecessor
	Company	Reorganized Company			Company

	October 17,	January 1,	Year	Three Months	Nine Months
	2005 to	2005 to	Ended	Ended	Ended
	December 31,	October 16,	December 31,	December 31,	September 30,
	2005	2005	2004	2003	2003

Sales	$97,652	$305,497	$305,576	$68,570	$197,017
Cost of sales	75,733	217,284	211,770	52,509	141,240

Gross profit	21,919	88,213	93,806	16,061	55,777
Selling, general and administrative expenses	16,632	59,826	53,374	14,147	44,211
Acquisition expenses	—	6,602	—	—	—
Employee separation and plant closure costs	139	1,057	3,169	1,010	882
Loss (gain) on sale of assets	78	(131)	133	(57)	(1,061)
Loss on insolvent subsidiary	—	—	—	—	13,682
Equity expense in joint venture	—	—	51	41	—

	16,849	67,354	56,727	15,141	57,714

Operating income (loss)	5,070	20,859	37,079	920	(1,937)
Other income (expense)
Interest expense, net	(5,565)	(4,192)	(4,760)	(1,390)	(9,911)
Financing costs amortization	(308)	—	—	—	(1,653)
Derivative contracts valuation income (expense)	9	28	48	46	(389)
Foreign currency gain (loss)	(101)	(659)	465	350	(287)
Reorganization items, net	—	—	—	—	5,677

	(5,965)	(4,823)	(4,247)	(994)	(6,563)

(Loss) income from continuing operations before income taxes and minority interest	(895)	16,036	32,832	(74)	(8,500)
Income tax (benefit) expense
Current	1,902	9,420	8,031	(751)	(3,245)
Deferred	(2,343)	(2,261)	2,103	626	5,000

	(441)	7,159	10,134	(125)	1,755

(Loss) income from continuing operations before minority interest	(454)	8,877	22,698	51	(10,255)
Minority interest, net of taxes	(52)	(19)	(98)	(20)	(63)

(Loss) income from continuing operations	(506)	8,858	22,600	31	(10,318)
Income from discontinued operation, net of tax	—	—	—	—	833
Gain on sale of discontinued operation, net of tax	—	—	—	—	2,400

Net (loss) income	$(506)	$8,858	$22,600	$31	$(7,085)

Net (loss) income per common share — basic:
(Loss) income from continuing operations	$(0.29)	$1.65	$4.22	$0.01	$(0.39)
Income (loss) from discontinued operations	—	—	—	—	0.03
Gain on sale of discontinued operation, net of tax	—	—	—		0.09

Net (loss) income per common share — basic	$(0.29)	$1.65	$4.22	$0.01	$(0.27)
Net (loss) income per common share — diluted:
(Loss) income from continuing operations	$(0.29)	$1.57	$4.10	$0.01	$(0.39)
Income (loss) from discontinued operations	—	—	—	—	0.03
Gain on sale of discontinued operation, net of tax	—	—	—		0.09

Net (loss) income per common share — diluted	$(0.29)	$1.57	$4.10	$0.01	$(0.27)
Weighted average number of common shares outstanding:
Basic	1,719	5,366	5,351	5,325	26,336
Diluted	1,719	5,638	5,516	5,325	26,336
* See accompanying notes to these consolidated financial statements, including Note A — Nature of Operations and Summary of Significant Accounting Policies, describing the Successor Company, Reorganized Company and Predecessor Company. The accompanying notes are an integral part of these consolidated financial statements.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)
(Dollars and shares in thousands)

	Common Stock
					Accumulated		Total
			Additional	Retained	Other		Shareholder’s
	Shares		Paid-In	Earnings	Comprehensive	Treasury	Equity
	Outstanding	Amount	Capital	(Deficit)	(Loss) Income	Stock	(Deficit)

Balance at January 1, 2003, Predecessor Company	25,554	$257	$45,792	$(116,086)	$(10,799)	$(781)	$(81,617)
Net (loss)	—	—	—	(7,085)	—	—	(7,085)
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	—	7,532	—	7,532

Comprehensive income							447
Contribution of stock to employee benefit plans	944	9	328			6	343
Issuance of warrants to lenders	—	—	430	—	—	—	430
Treasury stock acquisitions	(232)	—	—	—	—	(111)	(111)
Other	—	—	—	(9)	—	—	(9)

Balance at September 30, 2003, Predecessor Company	26,266	$266	$46,550	$(123,180)	$(3,267)	$(886)	$(80,517)

* See accompanying notes to these consolidated financial statements, including Note A — Nature of Operations and Summary of Significant Accounting Policies, describing the Successor Company, Reorganized Company and Predecessor Company. The accompanying notes are an integral part of these consolidated financial statements.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)
(Dollars and shares in thousands)

	Common Stock
					Accumulated		Total
			Additional	Retained	Other		Shareholder’s
	Shares		Paid-In	Earnings	Comprehensive	Treasury	Equity
	Outstanding	Amount	Capital	(Deficit)	(Loss) Income	Stock	(Deficit)

Balance at September 30, 2003, (Date of Reorganization)	—	$—	$—	$—	$—	$—	$—
Issuance of new common shares	5,325	53	89,812	—	—	—	89,865
Net income	—	—	—	31	—	—	31
Other comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	—	914	—	914
Minimum pension liability adjustment	—	—	—	—	(3)	—	(3)

Comprehensive income							942

Balance at December 31, 2003, Reorganized Company	5,325	53	89,812	31	911	—	90,807
Net income	—	—	—	22,600	—	—	22,600
Other comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	—	2,635	—	2,635
Minimum pension liability adjustment, net of taxes of $671	—	—	—	—	(1,243)	—	(1,243)

Comprehensive income							23,992
Issuance of common shares	33	1	840	—	—	—	841

Balance at December 31, 2004, Reorganized Company	5,358	54	90,652	22,631	2,303	—	115,640
Net income	—	—	—	8,858	—	—	8,858
Other comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	—	(2,240)	—	(2,240)

Comprehensive income							6,618
Stock option pay-out adjustment, net of tax of $1,621	—	—	(2,628)	—	—	—	(2,628)
Issuance of common shares	51	—	1,691	—	—	—	1,691

Balance at October 16, 2005, Reorganized Company	5,409	$54	$89,715	$31,489	$63	$—	$121,321

* See accompanying notes to these consolidated financial statements, including Note A — Nature of Operations and Summary of Significant Accounting Policies, describing the Successor Company, Reorganized Company and Predecessor Company. The accompanying notes are an integral part of these consolidated financial statements.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDER EQUITY
(Dollars and shares in thousands)

	Common Stock				Accumulated
			Additional		Other	Total
	Shares		Paid-in	Retained	Comprehensive	Shareholder
	Outstanding	Amount	Capital	(Deficit)	(Loss)	Equity

Balance at October 17, 2005 (Date of Acquisition)	—	$—	$—	$—	$—	$—
Equity contributions:
Cash investment	1,719	17	111,281	—	—	111,298
Rollover of Reorganized Company vested stock options	—	—	5,947	—	—	5,947
Net loss	—	—	—	(506)	—	(506)
Other comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	—	(286)	(286)
Minimum pension liability adjustment, net of taxes of $162	—	—	—	—	(262)	(262)

Comprehensive (loss)	—	—	—	—	—	(1,054)
Compensation expense recognized for employee stock options	—	—	139	—	—	139

Balance at December 31, 2005, Successor Company	1,719	$17	$117,367	$(506)	$(548)	$116,330

* See accompanying notes to these consolidated financial statements, including Note A — Nature of Operations and Summary of Significant Accounting Policies, describing the Successor Company, Reorganized Company and Predecessor Company. The accompanying notes are an integral part of these consolidated financial statements.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Successor				Predecessor
	Company	Reorganized Company			Company

				Three
	October 17,	January 1,	Year	Months	Nine Months
	2005 to	2005 to	Ended	Ended	Ended
	December 31,	October 16,	December 31,	December 31,	September 30,
	2005	2005	2004	2003	2003

OPERATING ACTIVITIES
Net (loss) income	$(506)	$8,858	$22,600	$31	$(7,085)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Income from discontinued operations, net of taxes	—	—	—	—	(833)
Inventory purchase accounting charge	8,903	—	—	5,368	—
Reorganization items, net	—	—	—	—	(5,677)
Reorganization value in excess of amounts allocable to identifiable assets	—	—	1,430	—	—
Loss on insolvent subsidiary	—	—	—	—	13,682
Financing costs amortization	308	—	—	—	1,653
Employee stock and stock option related compensation expense	437	9,509	2,433
Debt restructuring-related fees expensed	—	—	—	—	6,046
Employee separation and plant closure costs	—	—	177	—	456
Loss (gain) on sale of assets	78	(131)	133	(57)	(4,753)
Purchased in-process research and development charge	—	2,768	—	—	—
Depreciation and amortization	4,088	6,808	8,490	2,225	7,607
Equity loss (income) from joint venture	—	—	51	41
Foreign currency transaction (gain) loss	101	659	(465)	(350)	287
Minority interest	95	29	198	34	105
Deferred income tax expense (benefit)	(2,343)	(2,261)	2,103	626	5,000
Contribution of stock to employee benefit plans	—	—	—	—	343
Changes in assets and liabilities, net of effects from Acquisition:
Accounts receivable	(8,267)	(8,611)	(4,661)	(3,027)	2,486
Inventory	2,812	(6,463)	(11,566)	2,603	6,574
Unbilled contract revenues and other current assets	2,687	(11,039)	2,903	(853)	(1,304)
Accounts payable and other current liabilities	6,424	6,634	4,602	(1,838)	(1,527)
Deferred income taxes	779	731	—	—	—
Customer advances and billings in excess of contract revenue	3,146	8,150	6,631	185	(3,594)

Net Cash Provided By Operating Activities	18,742	15,641	35,059	4,988	19,466
INVESTING ACTIVITIES
Capital expenditures	(5,601)	(11,038)	(9,379)	(518)	(1,907)
Dividends received from joint venture	—	—	—	—	790
Proceeds from sale of assets	—	2,220	6,057	—	16,075
Acquisition of business	—	(12,147)	—	—	—
Payments to Reorganized Company shareholders for Transaction	(356,649)	—	—	—	—
Other investing activities	—	166	5	672	143

Net Cash (Used In) Provided By Investing Activities	(362,250)	(20,799)	(3,317)	154	15,101
FINANCING ACTIVITIES
Proceeds from long-term debt	350,000	—	—	—	—
Borrowings on revolving credit facilities	2,605	18,901	1,742	4,151	20,359
Payments on revolving credit facilities	(4,790)	(15,916)	(1,742)	(6,775)	(21,614)
Principal payments on long-term debt	(81,457)	(2,968)	(33,148)	(10,840)	(1,199)
Proceeds from equity contribution	111,298	—	—	—	—
Payment of financing costs	(11,558)	—	—	—	—
Payment of exercised stock options	(15,756)	—	—	—	—
Payment of Acquisition costs	(1,853)	—	—	—	—
Debt restructuring-related fees paid	—	—	(1,882)	—	(12,583)
Payments on interest rate collars	—	—	(805)	(512)	(759)
Proceeds from sale of stock	—	1,691	400	—	—
Purchases of treasury stock	—	—	—	—	(111)
Other financing activities	—	—	(309)	—	—

Net Cash Provided By (Used In) Financing Activities	348,489	1,708	(35,744)	(13,976)	(15,907)

Cash Flow provided by (used in) continuing operations	4,981	(3,450)	(4,002)	(8,834)	18,660
Cash flow provided by discontinued operation	—	—	—	—	1,592

Net increase (decrease) in cash and cash equivalents	4,981	(3,450)	(4,002)	(8,834)	20,252
Effect of exchange rate changes on cash	(1,018)	106	216	(381)	338
Cash and cash equivalents at beginning of period	11,470	14,814	18,600	27,815	7,225

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$15,433	$11,470	$14,814	$18,600	$27,815

* See accompanying notes to these consolidated financial statements, including Note A — Nature of Operations and Summary of Significant Accounting Policies, describing the Successor Company, Reorganized Company and Predecessor Company. The accompanying notes are an integral part of these consolidated financial statements.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)
NOTE A — Nature of Operations and Summary of Significant Accounting Policies
      Nature of Operations: Chart Industries, Inc. (the “Company”), a wholly-owned indirect subsidiary of First Reserve Fund X, L.P. (“First Reserve”), is a leading global supplier of standard and custom-engineered products and systems serving a wide variety of low-temperature and cryogenic applications. The Company has developed an expertise in cryogenic systems and equipment, which operate at low temperatures sometimes approaching absolute zero. The majority of the Company’s products, including vacuum-insulated containment vessels, heat exchangers, cold boxes and other cryogenic components, are used throughout the liquid-gas supply chain for the purification, liquefaction, distribution, storage and use of industrial gases and hydrocarbons. The Company has domestic operations located in seven states, including the principal executive offices located in Garfield Heights, Ohio, and an international presence in Australia, China, the Czech Republic, Germany and the United Kingdom.
      Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions are eliminated in consolidation. Investments in affiliates where the Company’s ownership is between 20 percent and 50 percent, or where the Company does not have control but has the ability to exercise significant influence over operations or financial policy, are accounted for under the equity method. The Company’s Chart Heat Exchangers Limited (“CHEL”) subsidiary, the equity of which was 100 percent owned by the Company, filed for a voluntary administration under the U.K. Insolvency Act of 1986 on March 28, 2003, as more fully described in Note F to the consolidated financial statements. Since CHEL is not under the control of the Company subsequent to March 28, 2003, the consolidated financial statements do not include the accounts or results of CHEL subsequent to this date.
      Basis of Presentation: On August 2, 2005, the Company, certain stockholders of the Company (the “Principal Stockholders”), First Reserve Fund X, L.P. (“First Reserve”) and CI Acquisition, Inc., a wholly owned subsidiary of First Reserve (“CI Acquisition”), entered into an agreement and plan of merger (“Merger Agreement”). The Merger Agreement provided for the sale of shares of common stock of the Company owned by the Principal Stockholders (“Principal Stockholders Shares”) to CI Acquisition, which is referred to as the “Stock Purchase”, and the merger of CI Acquisition with and into the Company, with the Company surviving the merger as a wholly-owned indirect subsidiary of First Reserve, which is referred to as the “Merger”. The Stock Purchase and Merger are collectively referred to as the “Acquisition”.
      Upon satisfaction of the conditions to the Stock Purchase, CI Acquisition agreed to purchase the Principal Stockholders Shares for a purchase price (the “Per Share Purchase Price”) equal to $65.74 per share in cash, minus the result of (i) the expenses of the Company related to the Acquisition (as provided in the Merger Agreement) divided by (ii) the number of fully-diluted shares of Company common stock outstanding immediately before the closing (assuming full exercise of all Company stock options and warrants). The Merger Agreement provided for the occurrence of the Merger after the closing of the Stock Purchase, and provided that at the effective time of the Merger each share of Company common stock outstanding (other than treasury stock, shares held by Buyer or CI Acquisition, and shares with respect to which appraisal rights have been exercised under Delaware law) will be converted into the right to receive the Per Share Purchase Price (or the price paid in the Stock Purchase, if greater) in cash, without interest (the “Merger Consideration”). Furthermore, the Merger Agreement provided that the holders of outstanding warrants and stock options to acquire shares of common stock of the Company (other than any stock options adjusted to represent options to acquire stock of the surviving corporation in the Merger) will be entitled to receive an amount in cash equal to the product of (i) the number of shares of common stock of the Company issuable upon the exercise of the surrendered warrant or option, as applicable, as of immediately prior to the effective time of the Merger multiplied by (ii) the excess of the Merger consideration over the per share exercise price of the warrant or option, subject to applicable withholding taxes. The Merger Agreement further

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
provided that after the Merger, no holders of common stock, warrants or options (other than any stock options adjusted to represent options to acquire stock of the surviving corporation in the Merger) outstanding before the Merger will have any rights in respect of such common stock, warrants or options, other than the right to receive the cash referred to above. A more complete description of the Acquisition and the terms of the Merger Agreement are set forth above in this Prospectus under the caption “Transaction”.
      On October 17, 2005, the closing of the Acquisition (the “Closing Date”) took place under the terms of the Merger Agreement as described above in this Prospectus under the caption “Transaction”. The Stock Purchase was made by CI Acquisition for a Per Share Purchase Price of $64.75 per share of common stock ($65.74 per share, less the Company’s transaction expenses of $0.99 per share) and immediately following the Stock Purchase, the Merger occurred. At the effective time of the Merger, each outstanding share of the Company’s common stock (other than treasury stock, shares held by First Reserve or CI Acquisition, and shares as to which appraisal rights were exercised under Delaware law) was converted into the right to receive $64.75 per share and CI Acquisition merged with and into Chart Industries, Inc. (which is referred to after the merger as the “Successor Company”). In the Merger, outstanding warrants and stock options to acquire common stock of the Company (other than any stock options adjusted to represent options to acquire the stock of the surviving corporation in the Merger) were likewise cancelled and treated in accordance with the terms of the Merger Agreement. Certain stock options outstanding immediately before the Merger were not cancelled and were adjusted under the terms of the Merger Agreement to represent options to acquire the Company’s common stock after the Merger. The purchase price related to the Acquisition was $456,662 and included $356,649 of cash paid for common stock and warrants outstanding, $15,756 of cash paid for Reorganized Company stock options, repayment of $76,458 of existing pre-Acquisition credit facility and certain other debt, $1,852 of First Reserve’s acquisition expenses and vested Rollover Reorganized Company stock options valued at $5,947 to acquire stock of the Successor Company.
      The table below summarizes the fair value assigned to the Successor Company’s assets and liabilities within the balance sheet as of October 17, 2005 as a result of the Acquisition, in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 141, “Business Combinations”:

Cash and cash equivalents	$20,861
Accounts receivable, net	54,594
Inventories, net	65,005
Unbilled contract revenue	22,667
Prepaid expenses	3,544
Other current assets	5,396
Assets held for sale	3,084
Deferred income taxes, net	4,900

Total Current Assets	180,051
Property, plant and equipment	61,189
Goodwill	236,823
Identifiable intangible assets	157,162
Other assets	13,357

Total Assets	$648,582

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

Accounts payable	$31,469
Customer advances and billings in excess of contract revenue	23,546
Accrued salaries, wages and benefits	16,069
Warranty reserve	3,439
Other current liabilities	25,620
Short-term debt	4,486

Total Current Liabilities	104,629
Long-term debt	350,000
Long-term deferred tax liability, net	56,978
Other non-current liabilities	18,392
Minority interest	1,337
Shareholder equity	$117,246

Total Liabilities and Shareholder Equity	$648,582

      The consolidated financial statements and the accompanying notes for the period from January 1 to October 16, 2005 for the Reorganized Company are presented as the “2005 Reorganized Period” and for the period from October 17 to December 31, 2005 for the Successor Company are presented as the “2005 Successor Period”.
      On July 8, 2003, the Company and all of its then majority-owned U.S. subsidiaries (the “Predecessor Company”) filed voluntary petitions for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code to implement an agreed upon senior debt restructuring plan through a pre-packaged plan of reorganization. On September 15, 2003, the Company (as reorganized, the “Reorganized Company”) and all of its then majority-owned U.S. subsidiaries emerged from Chapter 11 proceedings pursuant to the Amended Joint Prepackaged Reorganization Plan of Chart Industries, Inc. and Certain Subsidiaries, dated September 3, 2003 (the “Reorganization Plan”).
      The Company’s emergence from Chapter 11 bankruptcy proceedings resulted in a new reporting entity and the adoption of fresh-start accounting in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” (“SOP 90-7”) (“Fresh-Start accounting”). The Company used September 30, 2003 as the date for adopting Fresh-Start accounting in order to coincide with the Company’s normal financial closing for the month of September 2003. Upon adoption of Fresh-Start accounting, a new reporting entity was deemed to be created and the recorded amounts of assets and liabilities were adjusted to reflect their estimated fair values. Accordingly, the reported historical financial statements of the Company prior to the adoption of Fresh-Start accounting for periods ended prior to September 30, 2003 are not necessarily comparable to those of the Reorganized Company.
      In this prospectus, references to the Company’s nine month period ended September 30, 2003 and all periods ended prior to September 30, 2003 refer to the Predecessor Company.
      SOP 90-7 requires that financial statements for the period following the Chapter 11 filing through the bankruptcy confirmation date distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, revenues, expenses, realized gains and losses and provisions for losses directly associated with the reorganization and restructuring of the business, including adjustments to fair value assets and liabilities and the gain on the discharge of pre-petition debt, are reported separately as reorganization items, net, in the other income (expense) section of the Predecessor Company’s consolidated statement of operations. In accordance with Fresh-Start accounting, all assets and liabilities were recorded at their respective fair values as of September 30, 2003. Such fair values

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
represented the Company’s best estimates based on independent appraisals and valuations. In applying Fresh-Start accounting, adjustments to reflect the fair value of assets and liabilities, on a net basis, and the restructuring of the Company’s capital structure and resulting discharge of the senior lenders’ pre-petition debt, resulted in net other income of $5,677 in the nine months ended September 30, 2003. The reorganization value exceeded the fair value of the Reorganized Company’s assets and liabilities, and this excess is reported as goodwill in the Reorganized Company’s consolidated balance sheet.
      Changes to Significant Accounting Policies: As part of the provisions of SOP 90-7, the Reorganized Company was required to adopt on September 30, 2003 all accounting guidance that was going to be effective within the twelve-month period following September 30, 2003. Additionally, Fresh-Start accounting required the selection of appropriate accounting policies for the Reorganized Company. The significant accounting policies previously used by the Predecessor Company were generally continued to be used by the Reorganized Company. As of September 30, 2003, the Company changed its method of accounting for inventories at sites of the Company’s former Chart Heat Exchangers Limited Partnership legal entity and former Process Systems, Inc. legal entity from the last-in, first-out (“LIFO”) method to the first-in, first-out (“FIFO”) method since the value of inventory on the LIFO method was approximately equal to the value on a FIFO basis.
      All accounting policies of the Successor Company have generally remained the same as the Reorganized Company, except for the early adoption of SFAS No. 123(R) “Share-Based Payment” on October 17, 2005 in conjunction with the Acquisition. SFAS No. 123(R) is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and eliminates the pro forma disclosure option allowed under SFAS 123.
      Cash and Cash Equivalents: The Company considers all investments with an initial maturity of three months or less when purchased to be cash equivalents. The December 31, 2005 and 2004 balances include money market investments and cash.
      Concentrations of Credit Risks: The Company sells its products to gas producers, distributors and end-users across the industrial gas, hydrocarbon and chemical processing industries in countries all over the world. Approximately 51 percent, 52 percent and 49 percent of sales were to foreign countries in 2005, 2004 and 2003, respectively. While no single customer exceeded ten percent of consolidated sales in 2005, 2004 or 2003, sales to the Company’s top ten customers accounted for 39 percent, 45 percent and 43 percent of consolidated sales in 2005, 2004 and 2003, respectively. The Company’s sales to particular customers fluctuate from period to period, but the gas producer and distributor customers of the Company tend to be a consistently large source of revenue for the Company. To minimize credit risk from trade receivables, the Company reviews the financial condition of potential customers in relation to established credit requirements before sales credit is extended and monitors the financial condition of customers to help ensure timely collections and to minimize losses. Additionally, for certain domestic and foreign customers, particularly in the Energy and Chemicals segment, the Company requires advance payments, letters of credit and other such guarantees of payment. Certain customers also require the Company to issue letters of credit or performance bonds, particularly in instances where advance payments are involved, as a condition of placing the order.
      The Company is also subject to concentrations of credit risk with respect to its cash and cash equivalents, marketable securities, interest rate collar agreements and forward foreign currency exchange contracts. To minimize credit risk from these financial instruments, the Company enters into these arrangements with major banks and other high credit quality financial institutions and invests only in high-quality instruments. The Company does not expect any counterparties to fail to meet their obligations in this area.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
      Allowance for Doubtful Accounts: The Company evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations (e.g., bankruptcy filings, or substantial downgrading of credit scores), a specific reserve is recorded to reduce the receivable to the amount the Company believes will be collected. The Company also records allowances for doubtful accounts based on the length of time the receivables are past due and historical experience. The allowance for doubtful accounts balance at December 31, 2005 and 2004 was $1,304 and $1,520, respectfully.
      Inventories: Inventories are stated at the lower of cost or market with cost being determined by the first-in, first-out (“FIFO”) method at December 31, 2005 and 2004. The components of inventory are as follows:

	Successor	Reorganized
	Company	Company

	December 31,	December 31,
	2005	2004

Raw materials and supplies	$26,385	$22,896
Work in process	13,003	16,918
Finished goods	13,744	7,963

	$53,132	$47,777

      Inventory Valuation Reserves: The Company determines inventory valuation reserves based on a combination of factors. In circumstances where the Company is aware of a specific problem in the valuation of a certain item, a specific reserve is recorded to reduce the item to its net realizable value. The Company also recognizes reserves based on the actual usage in recent history and projected usage in the near-term. If circumstances change (e.g., lower-than-expected or higher-than-expected usage), estimates of the net realizable value could be changed by a material amount.
      Property, Plant and Equipment: At October 17, 2005, property, plant and equipment was recorded at fair value under SFAS 141 “Business Combinations”. The depreciable lives were adjusted to reflect the estimated remaining useful life of each asset and all existing accumulated depreciation of the Reorganized Company was eliminated. Subsequent to October 17, 2005, all capital expenditures for property, plant and equipment are stated on the basis of cost. Expenditures for maintenance, repairs and renewals are charged to expense as incurred, whereas major improvements are capitalized. The cost of applicable assets is depreciated over their estimated useful lives. Depreciation is computed using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Depreciation expense was $1,115 for the 2005 Successor Period, $4,122 for the 2005 Reorganized Period, $5,681 for the year ended December 31,

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
2004, $1,523 for the three-months ended December 31, 2003, and $6,441 for the nine months ended September 30, 2003. The following table summarizes the components of property, plant and equipment:

		Successor	Reorganized
		Company	Company

		December 31,	December 31,
Classification	Estimated Useful Life	2005	2004

Land and buildings	20-35 years (buildings)	$34,450	$24,264
Machinery and equipment	3-12 years	19,750	21,917
Computer equipment, furniture and fixtures	3-7 years	2,383	2,823
Construction in process		8,244	2,476

		64,827	51,480
Less accumulated depreciation		(562)	(9,487)

Total property, plant and equipment, net		$64,265	$41,993

      The Company monitors its property, plant and equipment, and finite-lived intangible assets for impairment indicators on an ongoing basis in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” If impairment indicators exist, the Company performs the required analysis and records impairment charges in accordance with SFAS No. 144. In conducting its analysis, the Company compares the undiscounted cash flows expected to be generated from the long-lived assets to the related net book values. If the undiscounted cash flows exceed the net book value, the long-lived assets are considered not to be impaired. If the net book value exceeds the undiscounted cash flows, an impairment loss is measured and recognized. An impairment loss is measured as the difference between the net book value and the fair value of the long-lived assets. Fair value is estimated based upon either discounted cash flow analyses or estimated salvage values. Cash flows are estimated using internal forecasts as well as assumptions related to discount rates. Changes in economic or operating conditions impacting these estimates and assumptions could result in the impairment of long-lived assets.
      Goodwill and Other Intangible Assets: In conjunction with the Acquisition as previously explained above, the Company recorded $236,742 of goodwill. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, the Company does not amortize goodwill or other indefinite-lived intangible assets, but reviews them at least annually for impairment using a measurement date of October 1st. The Company amortizes intangible assets that have finite useful lives over their useful lives.
      SFAS No. 142 requires that indefinite-lived intangible assets be tested for impairment and that goodwill be tested for impairment at the reporting unit level on an annual basis. Under SFAS No. 142, a company determines the fair value of any indefinite-lived intangible assets, compares the fair value to its carrying value and records an impairment loss if the carrying value exceeds its fair value. Goodwill is tested utilizing a two-step approach. After recording any impairment losses for indefinite-lived intangible assets, a company is required to determine the fair value of each reporting unit and compare the fair value to its carrying value, including goodwill, of such reporting unit (step one). If the fair value exceeds the carrying value, no impairment loss would be recognized. If the carrying value of the reporting unit exceeds its fair value, the Goodwill of the reporting unit may be impaired. The amount of the impairment, if any, would then be measured in step two, which compares the implied fair value of the reporting unit’s Goodwill with the carrying

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
amount of that Goodwill. The following table displays the gross carrying amount and accumulated amortization for finite-lived intangible assets and indefinite-lived intangible assets:

		Successor Company			Reorganized Company

		December 31, 2005			December 31, 2004
	Weighted			Weighted
	Average	Gross		Average	Gross
	Estimated	Carrying	Accumulated	Estimated	Carrying	Accumulated
	Useful Life	Amount	Amortization	Useful Life	Amount	Amortization

Finite-lived assets
Unpatented technology	9 years	$9,400	$(235)	9 years	$3,305	$(450)
Patents	10 years	8,138	(298)	11 years	4,269	(566)
Product names	20 years	940	(10)	—	—	—
Backlog	14 months	5,440	(1,110)	—	—	—
Non-compete agreements	3 years	1,344	(280)	—	—	—
Licenses and certificates	18 months	48	(20)	—	—	—
Customer relations	13 years	96,906	(1,480)	13 years	23,960	(2,495)

		$122,216	$(3,433)		$31,534	$(3,511)

Indefinite-lived intangible assets:
Goodwill		$236,742			$75,110
Trademarks and trade names		35,280			20,449

		$272,022			$95,559

      Amortization expense for intangible assets subject to amortization was $2,973, for the 2005 Successor Period, $2,686 for the 2005 Reorganized Period, $2,809 for the year ended December 31, 2004, $702 for the three months ended December 31, 2003, and $1,166 for the nine months ended September 30, 2003, and is estimated to range from approximately $15,500 to $10,300 annually for fiscal years 2006 through 2010, respectively.
      Financial Instruments: The fair values of cash equivalents, accounts receivable and short-term bank debt approximate their carrying amount because of the short maturity of these instruments. The fair value of long-term debt is estimated based on the present value of the underlying cash flows discounted at the Company’s estimated borrowing rate. Under such method the Company’s long-term debt approximated its carrying value at December 31, 2005 and 2004.
      Derivative Instruments: The Company utilizes certain derivative financial instruments to enhance its ability to manage risk, including interest rate risk and foreign currency risk that exists as part of ongoing business operations. Derivative instruments are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The Company does not enter into contracts for speculative purposes, nor is it a party to any leveraged derivative instrument.
      The Company’s primary interest rate risk exposure results from various floating rate pricing mechanisms in the consolidated term loan and revolving credit facility. This interest rate risk has been partially managed by the use of an interest rate derivative contract relating to a portion of the term debt. The interest rate derivative contract is generally described as a collar and results in putting a cap on the base LIBOR interest rate at approximately 7.0 percent and a floor at approximately 5.0 percent on certain portions of the Company’s floating rate term debt. The Predecessor Company entered into an interest rate collar in March 1999 to manage interest rate risk exposure relative to its term debt. This collar, in the amount of $4,430 at December 31, 2005, expired in March 2006. The Company’s interest rate collar does not qualify as a hedge

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
under the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, which requires such a collar to be recorded in the consolidated balance sheet at fair value. Changes in their fair value must be recorded in the consolidated statement of operations. The fair value of the contract related to the collar outstanding at December 31, 2005 and 2004 is a liability of $5 and $312, respectively and is recorded in accrued interest.
      The change in fair value for the 2005 Successor Period, 2005 Reorganized Period, year ended December 31, 2004, three months ended December 31, 2003, and the nine months ended September 30, 2003 of $9, $28, $48, $46, and ($389) respectively, is recorded in derivative contracts valuation income (expense).
      The Company is exposed to foreign currency exchange risk as a result of transactions in currencies other than the functional currency of certain subsidiaries. The Company utilizes foreign currency forward purchase and sale contracts to manage the volatility associated with foreign currency purchases and certain intercompany transactions in the normal course of business. Contracts typically have maturities of less than one year. Principal currencies include the Euro, British Pound and Czech Koruna. The Company’s foreign currency forward contracts do not qualify as hedges under the provisions of SFAS No. 133. Gains and losses recorded by the Company related to foreign currency forward contracts during 2005, 2004 and 2003 were not material.
      The Company held foreign exchange forward sale contracts for notional amounts as follows:

	Successor	Reorganized
	Company	Company

	December 31,	December 31,
	2005	2004

USD	$—	$400
Euros	2,400	—

	$2,400	$400

      Product Warranties: The Company provides product warranties with varying terms and durations for the majority of its products. The Company records warranty expense in cost of sales. The changes in the Company’s consolidated warranty reserve are as follows:

	Successor				Predecessor
	Company	Reorganized Company			Company

	October 17,	January 1,		Three	Nine
	2005	2005	Year	Months	Months
	to	to	Ended	Ended	Ended
	December 31,	October 16,	December 31,	December 31,	September 30,
	2005	2005	2004	2003	2003

Balance at beginning of period	$3,439	$2,812	$3,208	$3,803	$4,032
Warranty expense	515	2,206	1,522	89	1,214
Warranty usage	(356)	(1,579)	(1,918)	(684)	(1,443)

Balance at end of period	$3,598	$3,439	$2,812	$3,208	$3,803

      Shareholders’ Equity: As a result of the Acquisition, the Company had 1,718,896 shares of common stock issued and outstanding at December 31, 2005. Also, in connection with the Acquisition, a warrant for 573,027 shares was granted in November 2005 to FR X Chart Holdings LLC, the then sole shareholder and affiliate of First Reserve, at an exercise price of $64.75 per share that expires in March 2014. The warrant may

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
be exercised at anytime. The Company reports comprehensive income in its consolidated statement of shareholders’ equity. The components of accumulated other comprehensive (loss) income are as follows:

	Successor	Reorganized
	Company	Company
	December 31,	December 31,
	2005	2004

Foreign currency translation adjustments	$(286)	$3,549
Minimum pension liability adjustments net of taxes of $162 and $671 at December 31, 2005 and 2004, respectively	(262)	(1,246)

	$(548)	$2,303

      In 2004, the Company finalized the liquidation of the BioMedical operation in Solingen, Germany and recognized $403 of foreign currency gain, $258 net of tax, related to the elimination of the foreign currency translation adjustments previously recorded as part of this entity.
      Revenue Recognition: For the majority of the Company’s products, revenue is recognized when products are shipped, title has transferred and collection is reasonably assured. For these products, there is also persuasive evidence of an arrangement and the selling price to the buyer is fixed or determinable. For heat exchangers, cold boxes, liquefied natural gas fueling stations and engineered tanks, the Company uses the percentage of completion method of accounting. Earned revenue is based on the percentage that incurred costs to date bear to total estimated costs at completion after giving effect to the most current estimates. Earned revenue on contracts in process at December 31, 2005, 2004 and 2003, totaled $126,122, $47,978 and $73,360, respectively. Timing of amounts billed on contracts varies from contract to contract and could cause significant variation in working capital needs. Amounts billed on percentage of completion contracts in process at December 31 totaled $125,971, $43,343 and $65,309, in 2005, 2004, and 2003, respectively. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Earned revenue reflects the original contract price adjusted for agreed upon claims and change orders, if any. Losses expected to be incurred on contracts in process, after consideration of estimated minimum recoveries from claims and change orders, are charged to operations as soon as such losses are known. Change orders resulting in additional revenue and profit are recognized upon approval by the customer based on the percentage that incurred costs to date bear to total estimated costs at completion.
      Distribution Costs: The Company records distribution costs, including warehousing and freight related to product shipping, in cost of sales.
      Advertising Costs: The Company incurred advertising costs of $556 for the 2005 Successor Period, $2,151 for the 2005 Reorganized Period, $2,833 for the year ended December 31, 2004, $465 for the three months ended December 2003, $1,538 for the nine months ended September 30, 2003. Such costs are expensed as incurred.
      Research and Development Costs: The Company incurred research and development costs of $805 for the 2005 Successor Period, $2,198 for the 2005 Reorganized Period, $3,279 for the year ended December 31, 2004, $1,280 for the three months ended December 31, 2003, and $2,551 for the nine months ended September 30, 2003. Such costs are expensed as incurred.
      Foreign Currency Translation: The functional currency for the majority of the Company’s foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The resulting translation adjustments are recorded as a component of shareholders’ equity. Gains or losses resulting from foreign currency transactions are charged to operations as incurred.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
      Deferred Income Taxes: The Company and its U.S. subsidiaries file a consolidated federal income tax return. Deferred income taxes are provided for temporary differences between financial reporting and the consolidated tax return in accordance with the liability method. A valuation allowance is provided against net deferred tax assets when conditions indicate that it is more likely than not that the benefit related to such assets will not be realized.
      Employee Stock Options: In November 2005, the Successor Company granted stock options (“New Options”), under the 2005 Stock Incentive Plan (“Stock Incentive Plan”) to certain management employees. In addition, under the Company’s 2004 Stock Option and Incentive Plan (“2004 Plan”) certain management employees rolled over stock options (“Rollover Options”). The Company adopted SFAS 123(R) “Share-Based Payments”, on October 17, 2005 using the modified prospective method, to account for these New Options. The New Options are exercisable for a period of ten years and have two different vesting schedules. The time-based (“Time-based Options”) vest annually in equal installments over a five-year period and the performance-based (“Performance-based Options”) vest based upon specified actual returns on First Reserve’s investment in the Company. Furthermore, certain of the Rollover Options were vested on the Closing Date of the Acquisition and the remaining unvested Rollover Options vest upon the performance criteria as outlined in the 2004 Plan and related option agreements. The New Options and Rollover Options generally may not be transferred, and any shares of stock that are acquired upon exercise of the New Options or Rollover Options generally may not be sold, transferred, assigned or disposed of except under certain predefined liquidity events or in the event of a change in control. The Company’s policy is to issue authorized shares upon the exercise of any stock options. In addition, all of the 2004 stock options (“2004 Options”) of the Reorganized Company, except for the Rollover Options described above, were deemed to be exercised in conjunction with the Transaction on October 17, 2005. These 2004 Options were accounted for under the intrinsic value method of APB Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for employee stock options. See Note J for further discussions regarding the stock options.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
      Earnings per share: The following table presents calculations of income (loss) per share of common stock:

	Successor				Predecessor
	Company	Reorganized Company			Company

	October 17,	January 1,	Year	Three Months	Nine Months
	2005 to	2005 to	Ended	Ended	Ended
	December 31,	October 16,	December 31,	December 31,	September 30,
	2005	2005	2004	2003	2003

(Loss) income from continuing operations	$(506)	$8,858	$22,600	$31	$(10,318)
Income from discontinued operations	—	—	—	—	833
Gain on sales of discontinued operations, net of tax	—	—	—	—	2,400

Net (loss) income	$(506)	$8,858	$22,600	$31	$(7,085)

Net (loss) income per common share — basic
(Loss) income from continuing operations	$(0.29)	$1.65	$4.22	$0.01	$(0.39)
Income from discontinued operations	—	—	—	—	0.03
Gain on sales of discontinued operations, net of tax	—	—	—	—	0.09

Net (loss) income	$(0.29)	$1.65	$4.22	$0.01	$(0.27)

Net (loss) income per common share — diluted:
(Loss) income from continuing operations	$(0.29)	$1.57	$4.10	$0.01	$(0.39)
Income (loss) from discontinued operations	—	—	—	—	0.03
Gain on sale of discontinued operation, net of tax	—	—	—	—	0.09

Net (loss) income per common share — diluted	$(0.29)	$1.57	$4.10	$0.01	$(0.27)

Weighted average number of common shares outstanding — basic	1,719	5,366	5,351	5,325	26,336
Incremental shares issuable upon assumed exercise of stock warrants	—	61	15	—	—
Incremental shares issuable upon assumed conversion and exercise of stock options	—	222	150	—	—

Total shares — diluted	1,719	5,649	5,516	5,325	26,336

      The assumed conversion of the Company’s potentially dilutive stock options and warrants was anti-dilutive for the period from October 17, 2005 to December 31, 2005 and for the nine months ended December 31, 2003. For the purposes of computing diluted earnings per share, weighted average common share equivalents do not include 239 and 164 warrants and stock options for the period from October 17, 2005 to December 31, 2005, 280 warrants for the three months ended December 31, 2003, and 2,495 warrants and 1,991 stock options for the nine months ended September 30, 2003 as the effect would be anti-dilutive.
      Reclassifications: Certain prior year amounts have been reclassified to conform to current year presentation.
      Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
      Recently Adopted Accounting Standards: The Financial Accounting Standards Board (“FASB”) has recently issued the following Statements of Financial Accounting Standards that the Company has adopted as of December 31, 2005:
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment.” SFAS No. 123(R) is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board (“APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and eliminates the pro forma disclosure option allowed under SFAS 123. SFAS 123(R) is effective for nonpublic entities for fiscal years beginning after December 15, 2005. The Company adopted SFAS 123(R) early on October 17, 2005 in conjunction with the Acquisition.
      In December 2004, the FASB issued FASB Staff Position (“FSP”) FSP No. 109-1, “Application for FASB Statement No 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” FSP 109-1 is intended to clarify that the domestic manufacturing deduction should be accounted for as a special deduction (rather than a rate reduction) under SFAS No. 109, “Accounting for Income Taxes.” A special deduction is recognized under SFAS 109 as it is earned. The adoption of this statement did not have a material impact on the Company’s financial position or results of operations.
      In December 2004, the FASB issued FSP No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” FSP 109-2 provides guidance under SFAS No. 109, “Accounting for Income Taxes,” with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the “Jobs Act”) on enterprises’ income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. The Company completed evaluating the impact of the repatriation provisions. The adjustment as provided for in FSP 109-2 did not have a material impact on the Company’s tax expense or deferred tax liability.
      In March 2005, the FASB issued FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations”. This interpretation requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. This statement is effective for the year ending December 31, 2005. The adoption of this statement did not have a material affect on the Company’s financial position, results of operations, liquidity or cash flows.
      Recently Issued Accounting Standards: The Financial Accounting Standards Board (“FASB”) has recently issued the following Statements of Financial Accounting Standards that the Company has not adopted as of December 31, 2005:
      In December 2004, the FASB issued SFAS No. 151, “Inventory Costs.” SFAS No. 151 requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material expenses to be recognized as current period charges. Additionally SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The standard is effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the effect the adoption of SFAS No. 151 will have on the Company’s financial position or results of operations.
      In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS 154 replaces APB Opinion No. 20, “Accounting Changes” and SFAS 3, “Reporting Accounting

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
Changes in Interim Financial Statements”. SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle. SFAS 154 also requires that a change in method of depreciating and amortizing a long-lived asset be accounted for prospectively as a change in estimate, and the correction of errors in previously issued financial statements should be termed a restatement. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 154 will only affect the Company’s consolidated financial statements to the extent there are future accounting changes or errors.
NOTE B — Balance Sheet Components
      The following table summarizes the components of other current assets, other assets, net, other current liabilities and other long-term liabilities on the Company’s consolidated balance sheet as of December 31, 2005 and 2004:

	Successor	Reorganized
	Company	Company

	December 31,	December 31,
	2005	2004

Other current assets:
Deposits	$306	$425
Investment in leases	133	133
Deferred income taxes	6,429	7,125
Other receivables	5,234	7,157

	$12,102	$14,840

Other assets net:
Deferred financing costs	$11,749	$—
Investment in leases	64	185
Cash value life insurance	1,265	1,719
Unearned compensation	159	—
Other	435	212

	$13,672	$2,116

Other current liabilities:
Accrued interest	$4,599	$324
Accrued income taxes	—	2,636
Accrued other taxes	1,948	936
Accrued rebates	3,152	2,734
Accrued employee separation and plant closure costs	2,007	2,763
Accrued other	5,900	2,960

	$17,606	$12,353

Other long-term liabilities:
Accrued environmental	$6,608	$6,460
Accrued pension cost	7,233	11,106
Minority interest	1,103	1,213
Accrued contingencies and other	5,013	7,028

	$19,957	$25,807

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
NOTE C — Debt and Credit Arrangements
      The following table shows the components of the Company’s borrowings at December 31, 2005 and 2004, respectively.

	Successor	Reorganized
	Company	Company

	December 31,	December 31,
	2005	2004

Senior term loan, due October 2012 and September 2009, respectively, average interest rate of 6.62% and 5.62% at December 31, 2005 and 2004, respectively	$175,000	$78,395
Subordinated notes, due 2015, interest accrued at 9.125%	170,000	—
Industrial Development Revenue bonds, due August 2006, average interest rate of 6.33% at December 31, 2004	—	1,016
Revolving foreign credit facility and other short-term debt	2,304	—

Total debt	347,304	79,411
Less: current maturities	2,304	3,005

Long-term debt	$345,000	$76,406

      In connection with the Acquisition, the Company entered into a $240,000 senior secured credit facility (“the Senior Credit Facility”) and completed a $170,000 offering of 9 1/8 percent senior subordinated notes (“the Subordinated Notes”). The Company repaid the then existing credit facility of the Reorganized Company, as described further below, and certain other debt on or before October 17, 2005, the Closing Date of the Acquisition. The Senior Credit Facility consists of a $180,000 term loan facility (the “Term Loan”) and a $60,000 revolving credit facility (the “Revolver”), of which $35,000 may be used for letters of credit extending beyond one year from their date of issuance. The Term Loan and Subordinated Notes were fully funded on the Closing Date. The Term Loan matures on October 17, 2012 and the Revolver matures on October 17, 2010. As a result of a $5,000 voluntary principal prepayment in December 2005, the Term Loan requires quarterly principal payments that equal 0.8 percent per annum of the funded balance commencing in September 2008 and a remaining balloon payment on the maturity date. Future principal payments will be adjusted for any voluntary prepayments. The interest rate under the Senior Credit Facility is, at the Company’s option, the Alternative Base Rate (“ABR”) plus 1.0 percent or LIBOR plus 2.0 percent on the Term loan and ABR plus 1.5 percent or LIBOR plus 2.5 percent on the Revolver. In addition, the Company is required to pay an annual administrative fee of $100, a commitment fee of 0.5 percent on the unused Revolver balance, a letter of credit participation fee of 2.5 percent per annum on the letter of credit exposure and a letter of credit issuance fee of 0.25 percent. The obligations under the Secured Credit Facility are secured by substantially all of the assets of the Company’s U.S. Subsidiaries and 65 percent of the capital stock of the Company’s non-U.S. Subsidiaries.
      The Subordinated Notes are due in 2015 with interest payable semi-annually on April 15th and October 15th. Any of the Subordinated Notes may be redeemed solely at the Company’s option beginning on October 15, 2010. The initial redemption price is 104.563 percent of the principal amount, plus accrued interest. Also, any of the notes may be redeemed solely at the Company’s option at any time prior to October 15, 2010, plus accrued interest and a “make-whole” premium. In addition, before October 15, 2008, up to 35 percent of the Subordinated Notes may be redeemed solely at the Company’s option at a price of 109.125 percent of the principal amount, plus accrued interest, using the proceeds from sales of certain kinds of capital stock. The Subordinated Notes are general unsecured obligations of the Company and are subordinated in right of payment to all existing and future senior debt of the Company, including the Senior

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
Credit Facility, pari passu in right of payment with all future senior subordinated indebtedness of the Company, senior in right of payment with any future indebtedness of the Company that expressly provided for its subordination to the Subordinated Notes, and unconditionally guaranteed jointly and severally by substantially all of the Company’s U.S. Subsidiaries.
      The Senior Credit Facility agreement and provisions of the indenture governing the Subordinated Notes contain a number of customary covenants, including, but not limited to, restrictions on the Company’s ability to incur additional indebtedness, create liens or other encumbrances, sell assets, enter into sale and lease-back transactions, make certain payments, investments, loans, advances or guarantees, make acquisitions and engage in mergers or consolidations, pay dividends and distributions, and make capital expenditures. The Senior Credit Facility also includes covenants relating to leverage and interest coverage. At December 31, 2005, there was $175,000 and $170,000 outstanding under the Term Loan and Subordinated Notes, respectively, and letters of credit and bank guarantees totaling $22,442 supported by the Revolver.
      Chart Ferox, a.s. (“Ferox”), a majority-owned subsidiary of the Company, maintains secured revolving credit facilities with borrowing capacity, including overdraft protection, of up to $9,600, of which $4,400 is available only for letters of credit and bank guarantees. Under the revolving credit facilities, Ferox may make borrowings in Czech Koruna, Euros and U.S. dollars. Borrowings in Koruna are at PRIBOR, borrowings in Euros are at EUROBOR and borrowings in U.S. dollars are at LIBOR, each with a fixed margin of 0.6%. Ferox is not required to pay a commitment fee to the lenders under the revolving credit facilities in respect to the unutilized commitments thereunder. Ferox must pay letter of credit and guarantee fees equal to 0.75% on the face amount of each guarantee. Ferox’s land and buildings, and accounts receivable secure $4,600 and $2,500, respectively, of the revolving credit facilities. At December 31, 2005, there was $800 of borrowings outstanding under, and $1,506 of bank guarantees supported by the Ferox revolving credit facilities.
      The scheduled annual maturities of long-term debt and credit arrangements at December 31, 2005, are as follows:

Year	Amount

2006	$—
2007	—
2008	720
2009	1,440
2010 and thereafter	342,840

$345,000

      Effective September 15, 2003, upon emergence from its Chapter 11 bankruptcy reorganization, the Reorganized Company entered into a term loan agreement and revolving credit facility (collectively, the “2003 Credit Facility”). The 2003 Credit Facility provided a term loan of $120,000 with final maturity in 2009 and revolving credit line of $55,000, of which $15,000 would have expired on January 31, 2006 and $40,000 on September 15, 2008, and of which $40,000 was available for the issuance of letters of credit and bank guarantees. Under the terms of the credit facility, the term loan bore interest at rates, at the Company’s option, equal to the prime rate plus 2.50 percent or LIBOR plus 3.50 percent and the revolving credit line bore interest, at the Company’s option, at rates equal to the prime rate plus 1.50 percent or LIBOR plus 2.50 percent.
      The 2003 Credit Facility contained certain covenants and conditions, which imposed limitations on the Company and its operating units, including restriction on the payment of cash dividends and a requirement to meet certain financial tests and to maintain on a quarterly basis certain consolidated financial ratios, including

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
leverage, interest coverage, minimum fixed coverage, minimum operating cash flow and capital expenditures. The 2003 Credit Facility also contained a feature whereby if the Company generated cash from operations above a pre-defined calculated amount, the Company was required to use a portion of that cash to make principal prepayments on the term loan portion of the 2003 Credit Facility.
      In 2004, the Company made prepayments on the term loan portion of the Credit Facility totaling $30 million, which was in addition to a $10 million prepayment made in December 2003. The prepayments reduced all future scheduled term loan payments on a pro-rata basis. As a result, the Company had borrowings outstanding of $78,395 under the term loan portion of the 2003 Credit facility and letters of credit outstanding and bank guarantees totaling $19,040 supported by the revolving credit line portion of the 2003 Credit Facility.
      The Company paid interest of $1,085 for the 2005 Successor Period, $4,397 in the 2005 Reorganized Period, $5,615 in the year ended December 31, 2004, $2,268 in the three months ended December 31, 2003, and $10,021 in the nine months ended September 30, 2003.
NOTE D — Employee Separation and Plant Closure Costs
      In 2004, the Company continued its manufacturing facility reduction plan which commenced in 2002. These actions resulted in the closure of the Company’s Energy and Chemicals segment manufacturing facility in Wolverhampton, U.K. in March 2003, the closure in September 2003 of the Company’s Energy and Chemicals segment sales and engineering office in Westborough, MA and the announcements in December 2003 and January 2004 of the closure of the Company’s Distribution and Storage segment manufacturing facility in Plaistow, NH and the BioMedical segment manufacturing and office facility in Burnsville, MN, respectively. In 2004, the Company completed the shutdown of the Plaistow, NH manufacturing facility and continued the shutdown of the Burnsville, MN manufacturing facility, which was completed in the first quarter of 2005. In each of these facility closures, the Company did not exit the product lines manufactured at those sites, but moved the manufacturing to other facilities with available capacity, most notably New Prague, MN for engineered tank production and Canton, GA for medical respiratory production. During 2005 and 2004, the Company recorded employee separation and plant closure costs related to the closures of these various facilities and also recorded non-cash inventory valuation charges included in cost of sales at certain of these sites.
      The following tables summarize the Company’s employee separation and plant closure costs activity for 2005, 2004 and 2003.

	October 17, 2005 to December 31, 2005 — Successor Company

		Distribution	Energy &
	BioMedical	& Storage	Chemicals	Corporate	Total

One-time employee termination costs	$17	$(120)	$78	$86	$61
Other associated costs	2	102	(26)	—	78

Employee separation and plant closure costs	19	(18)	52	86	139
Inventory valuation in cost of sales	149	—	—	(34)	115

	168	(18)	52	52	254
Reserve usage	(33)	(97)	(48)	(57)	(235)

Change in reserve	135	(115)	4	(5)	19
Reserves as of October 16, 2005	104	305	1,553	5	1,967

Reserve as of December 31, 2005	$239	$190	$1,557	$—	$1,986

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

	January 1, 2005 to October 16, 2005—Reorganized Company

		Distribution	Energy &
	BioMedical	& Storage	Chemicals	Corporate	Total

One-time employee termination costs	$—	$41	$—	$(159)	$(118)
Other associated costs	540	465	129	41	1,175

Employee separation and plant closure costs	540	506	129	(118)	1,057
Inventory valuation in cost of sales	643	—	—	—	643

	1,183	506	129	(118)	1,700
Reserve usage	(1,451)	(542)	(133)	(370)	(2,496)

Change in reserve	(268)	(36)	(4)	(488)	(796)
Reserves as of January 1, 2005	372	341	1,557	493	2,763

Reserve as of October 16, 2005	$104	$305	$1,553	$5	$1,967

	Year Ended December 31, 2004—Reorganized Company

		Distribution	Energy &
	BioMedical	& Storage	Chemical	Corporate	Total

One-time employee termination costs	$381	$215	$303	$398	$1,297
Contract termination costs	—	317	29	—	346
Other associated costs	406	726	412	(18)	1,526

Employee separation and plant closure costs	787	1,258	744	380	3,169
Inventory valuation in costs of sales	97	80	—	—	177

	884	1,338	744	380	3,346
Reserve usage	(512)	(1,530)	(1,369)	(562)	(3,973)

Change in reserve	372	(192)	(625)	(182)	(627)
Reserves as of January 1, 2004	—	533	2,182	675	3,390

Reserve as of December 31, 2004	$372	$341	$1,557	$493	$2,763

	Three Months Ended December 31, 2003—Reorganized Company

		Distribution	Energy &
	BioMedical	& Storage	Chemical	Corporate	Total

One-time employee termination costs	$139	$633	$28	$19	$819
Other associated costs	9	—	113	69	191

Employee separation and plant closure costs	148	633	141	88	1,010
Reserve usage	(165)	(721)	(307)	48	(1,145)

Change in reserve	(17)	(88)	(166)	136	(135)
Reserves as of October 1, 2003	17	621	2,348	539	3,525

Reserve as of December 31, 2003	$—	$533	$2,182	$675	$3,390

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

	Nine Months Ended September 30, 2003 — Predecessor Company

		Distribution	Energy &
	BioMedical	& Storage	Chemicals	Corporate	Total

One-time employee termination costs	$42	$350	$754	$384	$1,530
Contract termination costs	47	(1,604)	756	97	(704)
Other associated costs	10	8	30	8	56

Employee separation and plant closure costs	99	(1,246)	1,540	489	882
Inventory valuation in cost of sales	16	440	—	—	456

	115	(806)	1,540	489	1,338
Write-off due to CHEL insolvency	—	—	(2,976)	—	(2,976)
Reserve usage	(328)	(1,665)	(1,182)	(477)	(3,652)

Change in reserve	(213)	(2,471)	(2,618)	12	(5,290)
Reserves as of January 1, 2003	230	3,092	4,966	527	8,815

Reserve as of September 30, 2003	$17	$621	$2,348	$539	$3,525

NOTE E — Acquisitions
      On May 16, 2005, the Company acquired 100 percent of the equity interest in Changzhou CEM Cryo Equipment Co., Ltd. (“CEM”), a foreign owned enterprise established under the laws of the People’s Republic of China. The purchase price was $13,664, consisting of cash of $12,198 and the issuance of a promissory note of $1,466 payable to the seller. The estimated fair value of the net assets acquired and goodwill at the date of acquisition was $8,894 and $4,770, respectively. For the 2005 Reorganized Period, the Company recorded a charge of $2,768 for the write-off of purchased in-process research and development that was included in the fair value of net assets acquired. CEM has been included in the Company’s Distribution and Storage operating segment and includes approximately $4,100 of revenue since the Acquisition.
      On February 27, 2004, the Company’s Coastal Fabrication joint venture (“Coastal Fabrication”) executed an agreement to redeem the joint venture partner’s 50 percent equity interest of $289 for cash consideration of $250 and the possibility of additional consideration being paid based upon the number of direct labor manufacturing hours performed at the Company’s New Iberia, LA facility during 2004 and 2005. The $39 difference between the cash consideration paid and the value of the 50 percent equity interest was recorded by Coastal Fabrication as a reduction of certain fixed assets. As a result of the elimination of the joint venture partner and the assumption of 100 percent of control by the Company, the assets, liabilities and operating results of Coastal Fabrication are included in these consolidated financial statements subsequent to February 27, 2004.
NOTE F — Loss on Insolvent Subsidiary
      In March 2003, the Company completed the closure of its Wolverhampton, United Kingdom manufacturing facility, operated by CHEL, and all current heat exchanger manufacturing is now being conducted at its LaCrosse, WI facility.
      On March 28, 2003, CHEL filed for a voluntary administration under the U.K. Insolvency Act of 1986. CHEL’s application for voluntary administration was approved on April 1, 2003 and an administrator was appointed. In accordance with SFAS No. 94, “Consolidation of All Majority-Owned Subsidiaries,” the Company is not consolidating the accounts or financial results of CHEL subsequent to March 28, 2003 due to the assumption of control of CHEL by the insolvency administrator.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
      Effective March 28, 2003, the Company recorded a non-cash impairment charge of $13,682 to write off its net investment in CHEL. The components of this impairment charge included:

Accounts receivable	$2,413
Intercompany receivables	3,904
Property, plant and equipment, net	2,939
Other current assets	1,168
Accounts payable	(1,323)
Accrued and other current liabilities	(1,302)
Cumulative translation adjustment	3,268
Minimum pension liability	2,615

$13,682

NOTE G — Income Taxes
      Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Successor	Reorganized
	Company	Company

	December 31,	December 31,
	2005	2004

Deferred tax assets:
Accruals and reserves	$7,665	$7,355
Pensions	2,699	3,209
Inventory	1,288	1,490
Other — net	3,370	4,535

Total deferred tax assets	$15,022	$16,589

Deferred tax liabilities:
Property, plant and equipment	$5,795	$6,218
Intangibles	58,836	16,185

Total deferred tax liabilities	$64,631	$22,403

Net deferred tax (liabilities) asset	$(49,609)	$(5,814)

      The Company has not provided for income taxes on approximately $15,226 of foreign subsidiaries’ undistributed earnings as of December 31, 2005, since the earnings retained have been reinvested indefinitely by the subsidiaries. It is not practicable to estimate the additional income taxes and applicable foreign withholding taxes that would be payable on the remittance of such undistributed earnings.
      Congress passed the American Jobs Creation Act in October 2004. The Act provided for a special one-time tax deduction of 85% of certain foreign earnings that are repatriated (as defined in the Act) in 2005. During the 2005 Reorganized Period, the Company recorded income tax expense of $156 for the repatriation of $2,970 of foreign earnings under the Act.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
      (Loss) income from continuing operations before income taxes and minority interest consists of the following:

	Successor	Reorganized Company			Predecessor
	Company				Company
				Three
	October 17,	January 1,		Months	Nine Months
	2005 to	2005 to	Year Ended	Ended	Ended
	December 31,	October 16,	December 31,	December 31,	September 30,
	2005	2005	2004	2003	2003

United States	$(1,425)	$10,718	$25,566	$1,749	$(13,689)
Foreign	530	5,319	7,266	(1,823)	5,189

	$(895)	$16,037	$32,832	$(74)	$(8,500)

      Significant components of the provision for income taxes are as follows:

	Successor	Reorganized Company			Predecessor
	Company				Company
				Three
	October 17,	January 1,		Months	Nine Months
	2005 to	2005 to	Year Ended	Ended	Ended
	December 31,	October 16,	December 31,	December 31,	September 30,
	2005	2005	2004	2003	2003

Current:
Federal	$1,476	$6,601	$5,224	$—	$(5,308)
State	199	1,013	928	181	158
Foreign	227	1,806	1,879	(932)	1,905

	1,902	9,420	8,031	(751)	(3,245)

Deferred:
Federal	(2,055)	(1,793)	1,692	537	6,639
State	(185)	(161)	166	—	664
Foreign	(103)	(307)	245	89	(2,303)

	(2,343)	(2,261)	2,103	626	5,000

	$(441)	$7,159	$10,134	$(125)	$1,755

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
      The reconciliation of income taxes computed at the U.S. federal statutory tax rates to income tax expense is as follows:

	Successor	Reorganized Company			Predecessor
	Company				Company
				Three
	October 17,	January 1,		Months	Nine Months
	2005 to	2005 to	Year Ended	Ended	Ended
	December 31,	October 16,	December 31,	December 31,	September 30,
	2005	2005	2004	2003	2003

Income tax (benefit) expense at U.S. statutory rates	$(313)	$5,691	$11,491	$(26)	$(2,683)
State income taxes, net of federal tax benefit	129	659	612	118	102
Debt forgiveness income	—	—	—	—	(18,283)
Credit on foreign taxes paid	(127)	(408)	—	—	—
Effective tax rate differential of earnings outside of U.S.	(71)	(463)	(488)	(205)	89
Federal tax benefit of foreign sales	(130)	(648)	(456)	(88)	(263)
Non-deductible (taxable) items — goodwill and other items	71	1,203	(525)	76	4,535
In-process research and development	—	969	—	—	—
Fresh-Start accounting adjustments and valuation allowance	—	—	—	—	22,274
Repatriation of foreign earnings		156
Resolved tax contingency	—	—	(500)	—	(4,016)

	$(441)	$7,159	$10,134	$(125)	$1,755

      For the 2005 Reorganized Period, the Company received a tax benefit of $5,818 from the exercise of stock options as a result of the Acquisition. The Company had net income tax payments (refunds) of $3,113 in the 2005 Successor Period, $11,160 in the 2005 Reorganized Period, $8,035 in 2004, $362 in the three months ended December 31, 2003, and $(1,262) in the nine months ended September 30, 2003.
NOTE H — Discontinued Operation and Assets Held for Sale
      On July 3, 2003, the Company sold certain assets and liabilities of its former Greenville Tube, LLC stainless steel tubing business, which the Company previously reported as a component of its Energy and Chemicals operating segment. The Company received gross proceeds of $15,500, consisting of $13,550 in cash and $1,950 in a long-term subordinated note, which resulted in a gain of $2,400, net of taxes of $1,292, recorded in the nine months ended September 30, 2003. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company classified the operating results of this business and the gain on sale as a discontinued operation on its consolidated statements of operations for the nine months ended September 30, 2003. The amount of revenue reported in discontinued operations was $8,807 for the nine months ended September 30, 2003. The amount of pre-tax profit reported in discontinued operations is equal to the income from discontinued operation, net of income taxes, since the Company did not allocate income tax expense to this business.
      In September 2003, the Company decided to sell a vacant building and a parcel of land at its New Prague, MN Distribution and Storage manufacturing facility. These assets were sold in April 2004 for $550 and the Company recorded a loss of $11 due to selling expenses. The net proceeds from this sale were used for working capital purposes.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
      In January 2004, the Company decided to sell a building and parcel of land at its Burnsville, MN Biomedical manufacturing and office facility. In June 2004, the Company executed an agreement to sell the Burnsville facility for $4,500. Because the net sales price, estimated to be $4,175 after selling costs, was lower than the carrying value, the assets were written down to the net sales price by recording a $404 loss on sale of assets in 2004. The net proceeds from this sale were used to pay down $880 of debt outstanding under an industrial revenue bond and the remainder was used for working capital purposes.
      In June 2004, the Company decided to sell a building, parcel of land and manufacturing equipment at its Plaistow, NH Distribution and Storage manufacturing and office facility. The manufacturing equipment was sold in August 2004 for $1,082 resulting in a gain on sale of assets of $549. In September 2004, the Company entered into an agreement, which expired in July 2005, to sell the idle Plaistow land and building for $3,567, net of selling costs. It was determined the net sales price per the agreement was lower than the carrying value and the Company recorded a fair value impairment loss of $386 in 2004. During the 2005 Reorganization Period, an additional $483 fair value impairment loss was recognized by the Reorganized Company as the Company entered into another agreement to sell the land and building that expired in the first quarter of 2006. At December 31, 2005 the carrying value of this property equaled $3,084. The Plaistow facility is classified as held for sale on its consolidated balance sheet as of December 31, 2005 and 2004. The Company continues to pursue the sale of the land and building and expects a sale to be completed within the next year. Net proceeds from such sale are expected to be available for working capital purposes.
NOTE I — Employee Benefit Plans
      The Company has four defined benefit pension plans (the “Plans”) covering certain U.S. hourly and salary employees. As of December 31, 2005 and 2004, three of the Plans were frozen. Effective February 28, 2006, the fourth Plan was frozen. The Plans provided benefits primarily based on the participants’ years of service and compensation.
      The following table sets forth the components of net periodic pension (benefit) cost for the 2005 Successor Period, the 2005 Reorganized Period, the year ended December 31, 2004, the three months ended December 31, 2003 and the nine months ended September 30, 2003 based on a December 31 measurement date.

	Successor	Reorganized Company			Predecessor
	Company				Company
				Three
	October 17,	January 1,		Months	Nine Months
	2005 to	2005 to	Year Ended	Ended	Ended
	December 31,	October 16,	December 31,	December 31,	September 30,
	2005	2005	2004	2003	2003

Service cost	$53	$205	$887	$269	$851
Interest cost	410	1,559	2,056	534	1,515
Expected return on plan assets	(474)	(1,807)	(2,135)	(472)	(1,197)
Amortization of net (gain) loss	—	(6)	(48)	—	431
Amortization of prior service cost	—	(141)	—	—	83

Total pension (benefit) cost	$(11)	$(190)	$760	$331	$1,683

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
      The following table sets forth changes in the projected benefit obligation and plan assets, the funded status of the plans and the amounts recognized in the consolidated balance sheet:

	Successor	Reorganized
	Company	Company

	December 31,	December 31,
	2005	2004

Change in projected benefit obligation:
January 1 projected benefit obligation	$36,104	$35,354
Service cost	258	887
Interest coat	1,969	2,056
Benefits paid	(990)	(943)
Plan Amendments	—	(2,015)
Actuarial losses and plan changes	63	765

December 31 projected benefit obligation	$37,404	$36,104

Change in plan assets:
Fair value at January 1	$27,789	$25,244
Actual return	2,359	1,777
Employer contributions	946	1,711
Benefits paid	(990)	(943)

Fair value at December 31	$30,104	$27,789

Net amount recognized:
Funded status of the plans	$(7,300)	$(8,315)
Unrecognized actuarial loss (gain)	424	(874)

Net pension liability recognized	$(6,876)	$(9,189)

Accrued benefit liability	$(7,300)	$(11,106)
Accumulated other comprehensive loss	424	1,917

Net pension liability recognized	$(6,876)	$(9,189)

      The accumulated benefit obligation is equal to the projected benefit obligation at December 31, 2005 and 2004 because three of the Plans were frozen at these dates and the remaining plan was service related. A minimum pension liability adjustment was required as of December 31, 2005 and 2004 as the actuarial present value of a projected benefit obligations exceeded plan assets and accrued pension liabilities.
      At December 31, 2005, the Company’s consolidated net pension liability recognized was $6.9 million, a decrease of $2.3 million from December 31, 2004. The decrease is primarily due to an increase in the fair value of plan assets during 2005 and the recognition of the net unamortized gain at the Closing Date of the Acquisition in accordance with SFAS 141 “Business Combinations”.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
      The actuarial assumptions used in determining the funded status information and subsequent net periodic pension cost are as follows:

	Successor				Predecessor
	Company	Reorganized Company			Company

				Three	Nine
	October 17,	January 1,		Months	Months
	2005 to	2005 to	Year Ended	Ended	Ended
	December 31,	October 16,	December 31,	December 31,	September 30,
	2005	2005	2004	2003	2003

United States Plans
Discount rate	5.50%	5.75%	5.75%	6.25%	6.50%
Weighted average rate of increase in compensation	*	3.00%	4.00%	4.00%	4.00%
Expected long-term weighted average rate of return on plan assets	8.25%	8.25%	8.25%	8.25%	8.25%

*	No longer applicable as Plans were frozen and participants are no longer accruing benefits.
      The expected long-term weighted average rate of return on plan assets was established using the Company’s target asset allocation for equity and debt securities and the historical average rates of return for equity and debt securities. The Company employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of short- and long-term plan liabilities, plan funded status and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. Additionally, the Plans held 2,540 shares of the Reorganized Company’s common stock with fair values of $124 and $67 at December 31, 2004 and 2003, respectively, and did not receive any dividends on these shares during 2004 or 2003. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies. The Company’s pension plan weighted-average actual and target asset allocations by asset category at December 31 are as follows:

		Actual

		Successor	Reorganized
		Company	Company
	Target	2005	2004

Stocks	64%	57%	57%
Fixed income funds	34%	41%	41%
Cash and cash equivalents	2%	2%	2%

Total	100%	100%	100%

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
      The Company’s funding policy is to contribute at least the minimum funding amounts required by law. Based upon current actuarial estimates, the Company expects to contribute $1,263 to its defined benefit pension plans in 2006 and expects the following benefit payments to be paid by the plans:

2006	$1,176
2007	1,263
2008	1,327
2009	1,432
2010	1,578

$6,776

      The Company presently makes contributions to one bargaining unit supported multi-employer pension plans resulting in expense of $78 for the 2005 Successor Period, $282 for the 2005 Reorganized Period, $313 for the year ended December 31, 2004, $110 for the three months ended December 31, 2003 and $199 for the nine months ended September 30, 2003. As part of the closure of Plaistow, NH facility in 2004, the Company withdrew from the multi-employer plan upon final termination of all employees at such facility. The Company has recorded a related estimated withdrawal liability of $170 at December 31, 2005 and 2004. Any additional liability over this accrued amount is not expected to have a material adverse impact on the Company’s financial position, liquidity, cash flows or results of operations.
      The Company has a defined contribution savings plan that covers most of its U.S. employees. Company contributions to the plan are based on employee contributions, and a Company match and discretionary contributions. Expenses under the plan totaled $517 for the 2005 Successor Period, $2,188 for the 2005 Reorganized Period, $1,483 for the year ended December 31, 2004, $313 for the three months ended December 31, 2003 and $1,118 for the nine months ended September 30, 2003.
NOTE J — Stock Option Plans
      In November 2005, 218,408 New Options were granted to certain management employees of the Company, under the 2005 Stock Incentive Plan, to purchase shares of the Successor Company’s common stock at an exercise price of $64.75 per share. In addition, certain members of management rolled over 131,823 options from the Reorganized Company’s 2004 Plan at an exercise price of $16.19 per share.
      The New Options are exercisable for a period of ten years and have two different vesting schedules. 77,094 of the New Options are time-based (“Time-based Options”) and vest annually in equal installments over a five year period, and 141,314 of the New Options are performance-based (“Performance-based Options”) and vest based upon specified actual returns on First Reserve’s investment in the Company. In addition, 122,470 of the Rollover Options were vested on the Closing Date of the Acquisition and 9,353 unvested Rollover Options vest upon the performance criteria of the Company’s 2004 Plan. As of March 22, 2006, 128,543 of the Rollover Options were vested. The New Options generally may not be transferred, and any shares of stock that are acquired upon exercise of the New Options generally may not be sold, transferred, assigned or disposed of except under certain predefined liquidity events or in the event of a change in control. As of December 31, 2005, there were 350,231 vested and unvested options outstanding. For the 2005 Successor Period, $437 of stock-based compensation expense was recognized for the New Options and the Rollover Options. At December 31, 2005, the unrecognized total share-based compensation expense to be recorded over the next five years related to non-vested awards is $2,716.
      The fair value of the New Options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 4.8%; dividend yields of 0.0%; volatility factors of the expected market price of the Company’s common shares of 47.0%; and a

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
weighted-average expected life of 7.5 years for the options. Volatility was calculated using an average of the Reorganized Company’s historical closing stock price on the OTCBB from October 2, 2003 to October 14, 2005. Stock-based compensation expense for the Time-based Options is recorded on a straight-line basis over the vesting period.
      On October 17, 2005, in conjunction with the Acquisition, all of the unvested 2004 Options under the Reorganized Company’s 2004 Plan were vested upon the change of control, except for 9,353 Rollover Options. The Reorganized Company’s 2004 Options are described further below. As a result of normal vesting and the change in control, $9,508 of share-based compensation expense was recognized for the 2005 Reorganized Period.
      On March 19, 2004, the Reorganized Company granted 435,701 of 2004 Options to purchase shares of the Company’s common stock with an exercise price of $13.89 per share when the closing market price of the Company’s common stock was $28.00 per share. These 2004 Options were accounted for under the intrinsic value method of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). These non-qualified stock options were exercisable for a period of 10 years and have two different vesting schedules: 319,701 options were scheduled to vest in equal annual installments over a four-year period and 116,000 options were scheduled to vest over a 45-month period, which commenced April 1, 2004, based upon the achievement of specific operating performance goals during that 45-month period as determined by the Compensation Committee of the Board of Directors. The 319,701 2004 Options on the time-based vesting schedule were accounted for as a fixed compensatory plan under APB 25. For these options, the Company expected to record $4,313 as compensation expense over the vesting period based on the $14.11 difference between the closing market price and the exercise price on the date of grant. The 116,000 2004 Options on the performance-based vesting schedule were accounted for as a variable compensatory plan under APB 25. For these options, the Company recorded compensation expense over the vesting period based upon the difference between the closing market price of the Company’s stock and the exercise price at each balance sheet measurement date, and the Company’s estimate of the number of options that will ultimately vest based upon actual and estimated performance in comparison to the performance targets.
      During 2004, 14,000 options on the time-based vesting schedule and 14,000 options on the performance-based vesting schedule were cancelled due to the resignation of eligible employees, and 42,000 additional 2004 Options on the time-based vesting schedule and 30,000 additional 2004 Options on the performance-based vesting schedule were issued at the closing market price on the date of grant to then new eligible employees and non-employee members of the Company’s Board of Directors. The 42,000 2004 Options with the time-based vesting schedule were accounted for as a fixed plan under APB 25. For these options, the Company recorded no compensation expense, since the exercise price was equal to the market price at the date of grant. The 30,000 Options with the performance-based vesting schedule were accounted for as a variable compensatory plan under APB 25 and the Company recorded compensation expense using the same method as the initial 116,000 performance-based options. As of December 31, 2004, there were 479,701 options outstanding. For the year ended December 31, 2004, the Company recognized $1,998 of stock-based compensation expense.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
      Certain information for the 2005 Successor Company and the year ended December 31, 2004, relative to the Successor Company’s and Reorganized Company’s stock option plans is summarized below:

	Successor Company		Reorganized Company
	December 31, 2005		December 31, 2004

		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price

Outstanding balance at beginning of period	—	$—	—	$—
Rollover	131,823	16.19	—	—
Granted	218,408	64.75	507,701	18.04
Expired or canceled	—	—	(28,000)	13.89

Outstanding at end of period	350,231	$46.47	479,701	$18.28

Exercisable at end of year *	128,543	$16.19	104,425

Weighted-average fair value of options granted during the year	$37.03		$—

Participants at end of year	32		34

Available for future grant at end of year	6,749		75,002

*	Remaining contractual term of 8 years and 3 months.
NOTE K — Lease Commitments
      The Company incurred $717, $2,665, $3,478, $974 and $3,756 of rental expense under operating leases for the 2005 Successor Period, the 2005 Reorganized Period, the year ended December 31, 2004, the three months ended December 31, 2003 and the nine months ended September 30, 2003. Certain leases contain rent escalation clauses and lease concessions that require additional rental payments in the later years of the term. Rent expense for these types of leases are recognized on a straight-line basis over the minimum lease term. In addition, the Company has the right, but no obligation, to renew certain leases for various renewal terms. At December 31, 2005, future minimum lease payments for non-cancelable operating leases for the next five years total $8,547 and are payable as follows: 2006 — $2,040; 2007 — $1,855; 2008 — $1,713; 2009 — $1,600; and 2010 — $1,339.
NOTE L — Contingencies

Environmental
      The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, waste water effluents, air emissions and handling and disposal of hazardous materials such as cleaning fluids. The Company is involved with environmental compliance, investigation, monitoring and remediation activities at certain of its owned manufacturing facilities and at one owned facility that is leased to a third party, and, except for these continuing remediation efforts, believes it is currently in substantial compliance with all known environmental regulations. At December 31, 2005 and 2004, the Company had undiscounted accrued environmental reserves of $6,608 and $6,460, respectively, recorded in other long-term liabilities. The Company accrues for certain environmental remediation-related activities for which commitments or remediation plans have been developed and for which costs can be reasonably estimated. These estimates are determined based upon currently available facts and circumstances regarding each facility.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
Actual costs incurred may vary from these estimates due to the inherent uncertainties involved. Future expenditures relating to these environmental remediation efforts are expected to be made over the next 8 to 14 years as ongoing costs of remediation programs.
      Although the Company believes it has adequately provided for the cost of all known environmental conditions, the applicable regulatory agencies could insist upon different and more costly remediation than those the Company believes are adequate or required by existing law. The Company believes that any additional liability in excess of amounts accrued which may result from the resolution of such matters will not have a material adverse effect on the Company’s financial position, liquidity, cash flows or results of operations.

Appraisal Rights
      In conjunction with the Acquisition and the Notice of Merger dated October 25, 2005, certain of the former shareholders of the Reorganized Company representing 244,180 shares of common stock, gave notice of their right under Delaware General Corporation Law to exercise appraisal rights. In February 2006, before the former shareholders filed suit in court under Delaware General Corporation Law, the Company settled this appraisal rights matter by paying additional proceeds to these former shareholders of $0.5 million. This settlement amount was accrued at December 31, 2005.

CHEL
      In March 2003, the Company completed the closure of its Wolverhampton, United Kingdom manufacturing facility, operated by CHEL, and all current heat exchanger manufacturing is being conducted at the Company’s La Crosse, WI facility. On March 28, 2003, CHEL filed for a voluntary administration under the United Kingdom (“U.K.”) Insolvency Act of 1986. CHEL’s application for voluntary administration was approved on April 1, 2003 and an administrator was appointed. Additionally, the Company received information that indicated that CHEL’s net pension plan obligations had increased significantly primarily due to a decline in plan asset values and interest rates as well as increased plan liabilities, resulting in an estimated plan deficit of approximately $12.0 million as of March 2003. Based on the Company’s financial condition in March 2003, it determined not to advance funds to CHEL in amounts necessary to fund CHEL’s obligations. Since CHEL was unable to fund its net pension deficit, pay remaining severance due to former employees, or pay other creditors, the trustees of the CHEL pension plan requested a decision to wind-up the plan from a U.K. pension regulatory board. That board approved the wind-up as of March 28, 2003.
      The Company does not believe that it is legally obligated to fund the net pension deficit of the CHEL pension plan because CHEL, which is no longer one of the Company’s consolidated subsidiaries, was the sponsor of the pension plan and the entity with primary responsibility for the plan. In addition, the Company considered itself and its consolidated subsidiaries legally released from being the primary obligor of any CHEL liabilities. Further, at the time the insolvency administrator assumed control of CHEL, the Company no longer had control of the assets or liabilities of CHEL. As a result, in March 2003, the Company wrote-off its net investment in CHEL. In addition, any claims of CHEL against the Company were discharged in bankruptcy as part of the Company’s Reorganization Plan.
      While no claims presently are pending against the Company related to CHEL’s insolvency, persons impacted by the insolvency or others could bring a claim against the Company asserting that the Company is directly responsible for pension and benefit related liabilities of CHEL. Although the Company would contest any claim of this kind, it can provide no assurance that claims will not be asserted against it in the future. To the extent the Company has a significant liability related to CHEL’s insolvency and pension wind-up, satisfaction of that liability could have a material adverse impact on the Company’s liquidity, results of operations and financial position.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

Chapter 11 Reorganization
      On July 8, 2003, the Company and all of its then majority-owned U.S. subsidiaries filed voluntary petitions for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware to implement an agreed upon senior debt restructuring plan through a pre-packaged plan of reorganization. None of the Company’s non-U.S. subsidiaries were included in the filing in the Bankruptcy Court. On September 15, 2003, the Reorganized Company and all of its majority-owned U.S. subsidiaries emerged from Chapter 11 proceedings pursuant to the Amended Joint Prepackaged Reorganization Plan of Chart Industries, Inc. and Certain Subsidiaries, dated September 3, 2003. The Company has resolved all proofs of claim asserted in the bankruptcy proceedings, including the settlement in July 2005 of a finders’ fee claim in the amount of $1.1 million asserted by a former shareholder of the Company, against which the Company had filed an objection in the Bankruptcy Court. The Company expects to move forward to close these proceedings in 2006.

Performance Under Contracts
      The Company is occasionally subject to various other legal actions related to performance under contracts, product liability and other matters, several of which actions claim substantial damages, in the ordinary course of its business. Based on the Company’s historical experience in litigating these actions, as well as the Company’s current assessment of the underlying merits of the actions and applicable insurance, the Company believes the resolution of these other legal actions will not have a material adverse effect on the Company’s financial position, liquidity, cash flows or results of operations.

Legal Proceedings
      The Company is a party to other legal proceedings incidental to the normal course of its business. Based on the Company’s historical experience in litigating these actions, as well as the Company’s current assessment of the underlying merits of the actions and applicable insurance, management believes that the final resolution of these matters will not have a material adverse affect on the Company’s financial position, liquidity, cash flows or results of operations.
NOTE M — Reporting Segments
      The Company’s structure of its internal organization is divided into the following three reportable segments: Energy and Chemicals, Distribution and Storage, and BioMedical. The Company’s reportable segments are business units that offer different products. The reportable segments are each managed separately because they manufacture and distribute distinct products with different production processes and sales and marketing approaches. The Energy and Chemicals segment sells heat exchangers, cold boxes and liquefied natural gas vacuum insulated pipe to natural gas, petrochemical processing and industrial gas companies who use them for the liquefaction and separation of natural and industrial gases. The Distribution and Storage segment sells cryogenic bulk storage systems, cryogenic packaged gas systems, cryogenic systems and components, beverage liquid CO2 systems and cryogenic services to various companies for the storage and transportation of both industrial and natural gases. The BioMedical segment sells medical respiratory products, biological storage systems and magnetic resonance imaging cryostat components. Due to the nature of the products that each operating segment sells, there are no inter-segment sales. The Company moved the management and reporting of the LNG alternative fuel systems product line from the Energy and Chemicals segment to the Distribution and Storage segment effective December 31, 2004. All segment information for all periods presented has been restated to conform to this presentation. Corporate headquarters includes operating expenses for executive management, accounting, tax, treasury, human resources, information technology, legal, risk management and stock-based compensation expense that are not allocated to the reportable segments.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
      The Company evaluates performance and allocates resources based on operating income or loss from continuing operations before net interest expense, financing costs amortization expense, derivative contracts valuation expense, foreign currency loss, income taxes, minority interest and cumulative effect of change in accounting principle. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.
      Information for the Company’s three reportable segments and its corporate headquarters, and product revenue and geographic information for the Company, is presented below:

	Successor Company

	October 17, 2005 to December 31, 2005

	Reportable Segments

	Energy and	Distribution
	Chemicals	and Storage	BioMedical	Corporate	Total

Revenues from external customers	$34,135	$47,832	$15,685	$—	$97,652
Employee separation and plant closure costs (benefit)	52	(18)	19	86	139
Depreciation and amortization expense	1,424	2,152	458	54	4,088
Operating income (loss)	5,092	3,947	714	(4,683)	5,070
Total assets(B)(C)	177,915	341,644	93,929	28,318	641,806
Capital expenditures	877	3,338	1,255	131	5,601

	Reorganized Company

	January 1, 2005 to October 16, 2005

	Reportable Segments

	Energy and	Distribution
	Chemicals	and Storage	BioMedical	Corporate	Total

Revenues from external customers	$86,920	$161,329	$57,248	$—	$305,497
Employee separation and plant closure costs (benefit)	129	506	540	(118)	1,057
Depreciation and amortization expense	931	3,694	1,901	282	6,808
Operating income (loss)	13,717	27,005	8,343	(28,206)	20,859
Total assets(B)(D)	85,203	151,404	99,001	7,499	343,107
Capital expenditures	2,817	5,878	1,490	853	11,038

	Reorganized Company

	Year Ended December 31, 2004

	Reportable Segments

	Energy and	Distribution
	Chemicals	and Storage	BioMedical	Corporate	Total

Revenues from external customers	$69,609	$162,508	$73,459	$—	$305,576
Employee separation and plant closure costs	744	1,258	787	380	3,169
Depreciation and amortization expense	1,180	2,614	1,386	3,310	8,490
Equity expense in joint venture	(51)	—	—	—	(51)
Operating income (loss)	11,545	27,951	14,208	(16,625)	37,079
Total assets(B)(D)	65,212	118,555	100,768	22,545	307,080
Capital expenditures	1,681	4,643	2,357	698	9,379

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

	Reorganized Company

	Three Months Ended December 31, 2003

	Reportable Segments

	Energy and	Distribution
	Chemicals	and Storage	BioMedical	Corporate	Total

Revenues from external customers	$15,699	$37,863	$15,008	$—	$68,570
Employee separation and plant closure costs	141	633	148	88	1,010
Depreciation and amortization expense	356	991	791	87	2,225
Equity expense in joint venture	(41)	—	—	—	(41)
Operating income (loss)(A)	3,298	1,613	(479)	(3,512)	920
Total assets(B)(D)	62,558	105,508	105,127	26,444	299,637
Equity investment in joint venture	340	—	—	—	340
Capital expenditures	42	476	—	—	518

	Predecessor Company

	Nine Months Ended September 30, 2003

	Reportable Segments

	Energy and	Distribution
	Chemicals	and Storage	BioMedical	Corporate	Total

Revenues from external customers	$42,910	$102,469	$51,638	$—	$197,017
Employee separation and plant closure costs (benefit)	1,540	(1,246)	99	489	882
Depreciation and amortization expense	934	4,639	1,505	529	7,607
Loss on insolvent subsidiary	13,682	—	—	—	13,682
Operating income (loss)(A)	(8,694)	9,112	12,381	(14,736)	(1,937)
Total assets(B)(D)	59,307	105,147	109,196	39,272	312,922
Equity investment in joint venture	381	—	—	—	381
Capital expenditures	138	1,573	196	—	1,907

(A)	Corporate operating loss for the nine months ended September 30, 2003 includes $6,046 of professional fees incurred by the Company related to its debt restructuring activities.

(B)	Corporate assets at December 31, 2005, October 16, 2005, December 31, 2004, December 31, 2003 and September 30, 2003 consist primarily of cash and cash equivalents and deferred income taxes.

(C)	Total assets at December 31, 2005 includes goodwill of $72,833, $128,653 and $35,256 for the Energy and Chemicals, Distribution and Storage, and BioMedical segments, respectively.

(D)	Total assets at October 16, 2005, December 31, 2004, December 31, 2003 and September 30, 2003 includes goodwill of $31,648, $2,787 and $40,675 for the Energy and Chemicals, Distribution and Storage, and BioMedical segments, respectively.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
      A reconciliation of the total of the reportable segments’ operating income (loss) from continuing operations to consolidated (loss) income from continuing operations before income taxes, minority interest and cumulative effect of change in accounting principle is presented below:

	Successor				Predecessor
	Company	Reorganized Company			Company

	October 17,	January 1,		Three	Nine
	2005	2005	Year	Months	Months
	to	to	Ended	Ended	Ended
	December 31,	October 16,	December 31,	December 31,	September 30,
	2005	2005	2004	2003	2003

Operating income (loss) from continuing operations	$5,070	$20,859	$37,079	$920	$(1,937)
Other income (expense):
Interest expense, net	(5,565)	(4,192)	(4,760)	(1,390)	(9,911)
Financing costs amortization	(308)	—	—	—	(1,653)
Derivative contracts valuation income (expense)	9	28	48	46	(389)
Foreign currency gain (loss)	(101)	(659)	465	350	(287)
Reorganization items, net	—	—	—	—	5,677

(Loss) income from continuing operations before income taxes and minority interest	$(895)	$16,036	$32,832	$(74)	$(8,500)

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)

	Successor				Predecessor
	Company	Reorganized Company			Company

	October 17,	January 1,		Three	Nine
	2005	2005	Year	Months	Months
	to	to	Ended	Ended	Ended
	December 31,	October 16,	December 31,	December 31,	September 30,
	2005	2005	2004	2003	2003

Product Revenue Information:
Energy and Chemicals Segment
Heat exchangers	$22,218	$52,702	$48,091	$10,975	$31,430
Cold boxes and LNG VIP	11,917	34,218	21,518	4,724	11,480

	34,135	86,920	69,609	15,699	42,910

Distribution and Storage Segment
Cryogenic bulk storage systems	22,626	70,180	73,118	17,950	43,248
Cryogenic packaged gas systems and beverage liquid CO 2 systems	18,150	65,713	59,706	13,447	41,677
Cryogenic systems and components	2,862	11,571	14,767	3,798	8,424
Cryogenic services	4,194	13,865	14,917	2,668	9,120

	47,832	161,329	162,508	37,863	102,469

BioMedical Segment
Medical products and biological storage systems	13,355	48,488	62,873	12,337	41,355
MRI components and other	2,330	$8,760	10,586	2,671	10,283

	15,685	57,248	73,459	15,008	51,638

Total Sales	$97,652	$305,497	$305,576	$68,570	$197,017

	Successor Company						Reorganized
			Predecessor Company				Company

	October 17,		January 1,			Three	Nine
	2005		2005	Year		Months	Months
	to		to	Ended		Ended	Ended
	December 31,		October 16,	December 31,		December 31,	September 30,
	2005		2005	2004		2003	2003

		Long-Lived			Long-Lived
Geographic Information:	Revenues	Assets	Revenues	Revenues	Assets	Revenues	Revenues

United States	$75,692	$398,576	$233,669	$233,466	$156,181	$52,828	$155,451
Czech Republic	12,829	27,944	42,645	43,163	5,494	10,205	20,406
Other Non-U.S. Countries	9,131	42,222	29,183	28,947	6,016	5,537	21,160

Total	$97,652	$468,742	$305,497	$305,576	$167,691	$68,570	$197,017

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, except per share amounts)
Note N — Quarterly Data (Unaudited)
      Selected quarterly data for the years ended December 31, 2005 and 2004 are as follows:

	Year Ended December 31, 2005

					Successor
	Reorganized Company				Company

	First	Second	Third	Fourth	Fourth
	Quarter	Quarter	Quarter	Quarter(a)	Quarter(a)

Sales	$85,170	$99,721	$105,787	$14,819	$97,652
Gross Profit	24,898	29,932	30,101	3,282	21,919
Employee separation and plant closure costs	604	201	200	52	139
Operating Income	9,893	15,332	12,505	(16,871)	5,070
Net Income	5,795	8,658	7,228	(12,823)	(506)

(a)	The fourth quarter for the Reorganized Company is the period October 1, 2005 to October 16, 2005 and the fourth quarter for the Successor Company is the period October 17, 2005 to December 31, 2005.

	Year Ended December 31, 2004

	Reorganized Company

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total

Sales	$68,782	$74,665	$76,380	$85,749	$305,576
Gross Profit	21,831	22,136	23,687	26,152	93,806
Employee separation and plant closure costs	(964)	(776)	(618)	(811)	(3,169)
Operating Income	7,804	7,809	9,775	11,691	37,079
Net Income	4,034	4,223	6,924	7,419	22,600
NOTE O — Subsequent Events
      In February 2006, the Company paid $1,498, including fees to acquire the remaining 4.3% of minority interest in Chart Ferox, a.s. The Company expects to own a 100% interest in Chart Ferox, a.s. during 2006, subject to Czech Republic court approval.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share amounts)

	March 31,	December 31,
	2006	2005

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$19,462	$15,433
Accounts receivable, net	64,237	62,463
Inventories, net	53,596	53,132
Unbilled contract revenue	32,440	23,813
Other current assets	17,272	15,139
Assets held for sale	3,084	3,084

Total current assets	190,091	173,064
Property, plant and equipment, net	66,205	64,265
Goodwill	236,810	236,742
Identifiable intangible assets, net	150,495	154,063
Other assets, net	12,882	13,672

TOTAL ASSETS	$656,483	$641,806

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$38,130	$34,435
Customer advances and billings in excess of contract revenue	40,166	26,741
Accrued expenses and other current liabilities	36,648	41,001
Short-term debt	1,513	2,304

Total current liabilities	116,457	104,481
Long-term debt	340,000	345,000
Other long-term liabilities	75,880	75,995
Shareholder’s equity:
Common stock, par value $.01 per share — 9,500,000 shares authorized, 1,718,896 shares issued and outstanding at March 31, 2006 and December 31, 2005	17	17
Additional paid-in capital	117,688	117,367
Retained earnings (deficit)	5,539	(506)
Accumulated other comprehensive income (loss)	902	(548)

	124,146	116,330

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$656,483	$641,806

The balance sheet at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.
See accompanying notes to these unaudited condensed consolidated financial statements. The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Dollars in thousands)

	Successor	Reorganized
	Company	Company

	Three Months	Three Months
	Ended	Ended
	March 31, 2006	March 31, 2005

Sales	$120,840	$85,170
Cost of sales	83,853	60,532

Gross profit	36,987	24,638
Selling, general and administrative expenses	21,039	14,401
Employee separation and plant closure costs	162	604

	21,201	15,005
Operating income	15,786	9,633
Other income (expense):
Interest expense, net	(6,545)	(1,023)
Financing costs amortization	(370)	—
Derivative contracts valuation income	—	38
Foreign currency gain (loss)	148	(21)

	(6,767)	(1,006)

Income from operations before income taxes and minority interest	9,019	8,627
Income tax expense	2,980	3,071

Income from operations before minority interest	6,039	5,556
Minority interest, net of taxes	(6)	21

Net income	$6,045	$5,535

Net income per share—basic	$3.52	$1.03

Net income per share—diluted	$3.38	$0.99

Weighted average number of common shares outstanding—basic	1,719	5,358

Weighted average number of common shares outstanding—diluted	1,791	5,609

See accompanying notes to these unaudited condensed consolidated financial statements. The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Dollars in thousands)

	Successor	Reorganized
	Company	Company

	Three Months	Three Months
	Ended	Ended
	March 31, 2006	March 31, 2005

OPERATING ACTIVITIES
Net income	$6,045	$5,535
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	4,824	1,944
Employee stock and stock option related compensation expense	321	592
Financing costs amortization	370	—
Other non-cash operating activities	(159)	155
Changes in assets and liabilities:
Accounts receivable	(3,840)	25
Inventories	30	(4,261)
Unbilled contract revenue and other current assets	(9,486)	(9,057)
Accounts payable and other current liabilities	998	676
Customer advances and billings in excess of contract revenue	13,224	328

Net cash provided by (used in) operating activities	12,327	(4,063)
INVESTING ACTIVITIES
Capital expenditures	(2,566)	(1,734)
Other investing activities	—	105

Net cash used in investing activities	(2,566)	(1,629)
FINANCING ACTIVITIES
Borrowings on revolving credit facilities	—	1,029
Payments on revolving credit facilities	(839)	(1,029)
Principal payments on long-term debt	(5,000)	(651)
Other financing activities	—	27

Net cash used in financing activities	(5,839)	(624)
Net increase (decrease) in cash and cash equivalents	3,922	(6,316)
Effect of exchange rates on cash	107	204
Cash and cash equivalents at beginning of period	15,433	14,814

Cash and cash equivalents at end of period	$19,462	$8,702

See accompanying notes to these unaudited condensed consolidated financial statements. The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Financial Statements — March 31, 2006
(Dollars in thousands, except per share amounts)
NOTE A — Basis of Preparation
      The accompanying unaudited condensed consolidated financial statements of Chart Industries, Inc. and its subsidiaries (the “Company”) have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Certain prior year amounts have been reclassified to conform to the current year presentation. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.
      Principles of Consolidation: The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions are eliminated in consolidation. Investments in affiliates where the Company’s ownership is between 20 percent and 50 percent, or where the Company does not have control but has the ability to exercise significant influence over operations or financial policy, are accounted for under the equity method.
      Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
      Nature of Operations: The Company, a wholly-owned indirect subsidiary of First Reserve Fund X, L.P., is a leading global supplier of standard and custom-engineered products and systems serving a wide variety of low-temperature and cryogenic applications. As of April 30, 2006, the Company was no longer a wholly-owned indirect subsidiary of First Reserve upon the issuance of shares of common stock to certain members of management. See Note I for further disclosure regarding the issuance of common stock. The Company has developed an expertise in cryogenic systems and equipment, which operate at low temperatures sometimes approaching absolute zero. The majority of the Company’s products, including vacuum-insulated containment vessels, heat exchangers, cold boxes and other cryogenic components, are used throughout the liquid-gas supply chain for the purification, liquefaction, distribution, storage and use of industrial gases and hydrocarbons. The Company has domestic operations located in seven states, including its principal executive offices located in Garfield Heights, Ohio, and an international presence in Australia, China, the Czech Republic, Germany and the United Kingdom.
      Basis of Presentation: On August 2, 2005, the Company entered into an agreement and plan of merger (“Merger Agreement”) with First Reserve Fund X, L.P. (“First Reserve”) and CI Acquisition, Inc. (a wholly-owned subsidiary of First Reserve). The Merger Agreement provided for the sale of shares of common stock of the Company to CI Acquisition (the “Stock Purchase”) and the merger of CI Acquisition with and into the Company (which is referred to after the merger as the “Successor Company”), with the Company surviving the merger as a wholly-owned indirect subsidiary of First Reserve. On October 17, 2005, the merger and Stock Purchase (the “Acquisition”) took place under the terms of the Merger Agreement (“Closing Date”). The Acquisition was accounted for at October 17, 2005 in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”.
      These financial statements and accompanying notes for the three months ended March 31, 2006 are for the Successor Company and the three months ended March 31, 2005 are for the Reorganized Company, as defined in the notes to the December 31, 2005 audited financial statements.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Financial Statements — March 31, 2006 — (Continued)
(Dollars in thousands, except per share amounts)
      Inventories: Inventories are stated at the lower of cost or market with cost being determined by the first-in, first-out (“FIFO”) method. The components of inventories are as follows:

	March 31,	December 31,
	2006	2005

Raw materials and supplies	$27,721	$26,385
Work in process	12,594	13,003
Finished goods	13,281	13,744

	$53,596	$53,132

      Revenue Recognition: For the majority of the Company’s products, revenue is recognized when products are shipped, title has transferred and collection is reasonably assured. For these products, there is also persuasive evidence of an arrangement, and the selling price to the buyer is fixed or determinable. For heat exchangers, cold boxes, liquefied natural gas fueling stations and engineered tanks, the Company uses the percentage of completion method of accounting. Earned revenue is based on the percentage that incurred costs to date bear to total estimated costs at completion after giving effect to the most current estimates. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Earned revenue reflects the original contract price adjusted for agreed upon claims and change orders, if any. Losses expected to be incurred on contracts in process, after consideration of estimated minimum recoveries from claims and change orders, are charged to operations as soon as such losses are known. Change orders resulting in additional revenue and profit are recognized upon approval by the customer based on the percentage that incurred costs to date bear to total estimated costs at completion. Timing of amounts billed on contracts varies from contract to contract and could cause significant variation in working capital requirements.
      Product Warranties: The Company provides product warranties with varying terms and durations for the majority of its products. The Company records warranty expense in cost of sales. The changes in the Company’s consolidated warranty reserve during the three months ended March 31, 2006 and 2005 are as follows:

	Successor	Reorganized
	Company	Company

	Three Months	Three Months
	Ended	Ended
	March 31, 2006	March 31, 2005

Balance as of January 1	$3,598	$2,812
Warranty expense	875	478
Warranty usage	(713)	(532)

Balance as of March 31	$3,760	$2,758

      Goodwill and Other Intangible Assets: In accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company does not amortize goodwill or other indefinite lived intangible assets, but reviews them at least annually for impairment using a measurement date of October 1st. The Company amortizes intangible assets that have finite useful lives over their useful lives.
      SFAS No. 142 requires that indefinite lived intangible assets be tested for impairment and that goodwill be tested for impairment at the reporting unit level on an annual basis. Under SFAS No. 142, a company determines the fair value of any indefinite lived intangible assets, compares the fair value to its carrying value and records an impairment loss if the carrying value exceeds its fair value. Goodwill is tested utilizing a two-step approach. After recording any impairment losses for indefinite lived intangible assets, a company is required to determine the fair value of each reporting unit and compare the fair value to its carrying value,

CHART INDUSTRIES, INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Financial Statements — March 31, 2006 — (Continued)
(Dollars in thousands, except per share amounts)
including goodwill, of such reporting unit (step one). If the fair value exceeds the carrying value, no impairment loss would be recognized. If the carrying value of the reporting unit exceeds its fair value, the goodwill of the reporting unit may be impaired. The amount of the impairment, if any, would then be measured in step two, which compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill.
      The following table displays the gross carrying amount and accumulated amortization for all intangible assets.

		As of March 31, 2006		As of December 31, 2005
	Weighted
	Average	Gross		Gross
	Estimated	Carrying	Accumulated	Carrying	Accumulated
	Useful Life	Amount	Amortization	Amount	Amortization

Finite-lived assets:
Unpatented technology	9 years	$9,400	$(517)	$9,400	$(235)
Patents	10 years	8,138	(544)	8,138	(298)
Product names	20 years	940	(22)	940	(10)
Backlog	14 months	5,440	(2,287)	5,440	(1,110)
Non-compete agreements	3 years	1,344	(392)	1,344	(280)
Licenses and certificates	18 months	48	(28)	48	(20)
Customer relations	13 years	96,906	(3,211)	96,906	(1,480)

		$122,216	$(7,001)	$122,216	$(3,433)

Infinite-lived intangible assets:
Goodwill		$236,810		$236,742
Trademarks and trade names		35,280		35,280

		$272,090		$272,022

      Amortization expense for finite-lived intangible assets was $3,568 and $702 for the three months ended March 31, 2006 and 2005, respectively, and annually is estimated to be approximately $13,900 for 2006 and $9,600 for fiscal years 2007 through 2009.
      Employee Stock Options: On October 17, 2005, the Company adopted SFAS No. 123(R) “Share-Based Payments”, using the modified prospective method, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Prior to the adoption of SFAS No. 123(R), the Company followed the intrinsic value method of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee stock options.
      In November 2005 and March 2006, the Successor Company granted 218,408 and 10,000 stock options (“New Options”), respectively, under the 2005 Stock Incentive Plan (“Stock Incentive Plan”) to certain management employees. In addition, in October 2005 under the Company’s 2004 Stock Option and Incentive Plan (“2004 Plan”) certain management employees rolled over 131,823 stock options (“Rollover Options”). The New Options are exercisable for a period of ten years and have two different vesting schedules. The time-based options (“Time-based Options”) vest annually in equal installments over a five-year period and the performance-based (“Performance-based Options”) vest based upon specified actual returns on First Reserve’s investment in the Company. Furthermore, certain of the Rollover Options were vested on the Closing Date of the Acquisition and the remaining unvested Rollover Options vest based upon the

CHART INDUSTRIES, INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Financial Statements — March 31, 2006 — (Continued)
(Dollars in thousands, except per share amounts)
performance criteria as outlined in the 2004 Plan and related option agreements. In April 2006, the Board of Directors took action to vest all remaining Rollover Options that had not previously vested and, accordingly, recorded a charge of $159 to accelerate the unrecognized compensation expense related to such options. The New Options and Rollover Options generally may not be transferred, and any shares of stock that are acquired upon exercise of the New Options or Rollover Options generally may not be sold, transferred, assigned or disposed of except under certain predefined liquidity events or in the event of a change in control. The Company’s policy is to issue authorized shares upon the exercise of any stock options. In addition, all of the 2004 stock options (“2004 Options”) of the Reorganized Company, except for the Rollover Options described above, were deemed to be exercised in conjunction with the Acquisition on October 17, 2005.
      As of March 31, 2006, there were 80,594 Time-based Options and 147,814 Performance-based Options outstanding under the Stock Incentive Plan. As of March 31, 2005, there were 345,701 time-based options and 132,000 performance-based options outstanding under the 2004 Plan. For the three months ended March 31, 2006, the Company recorded $321 in compensation expense related to the Time-based Options. For the three months ended March 31, 2005, the Company recorded $270 in compensation expense related to the time-based options and $322 related to the performance-based options. As of March 31, 2006, the total share-based compensation expense expected to be recognized over the weighted average period of 4.5 years is $2,395.
      The Company’s 2005 pro forma disclosure showing the estimated fair value of employee stock options, amortized to expense over their vesting periods, is as follows:

Three Months Ended
March 31,
2005

Reported net income	$5,535
Add: Share-based employee compensation expense included in reported net income, net of related tax effect	391
Deduct: Total share-based employee compensation expense determined under the fair value method for all awards, net of related tax effect	(661)

Pro-forma net income	$5,265

Basic earnings per share:
Reported net income	$1.03
Add: Share-based employee compensation expense included in reported net income, net of related tax effect	0.07
Deduct: Total share-based employee compensation expense determined under the fair value method for all awards, net of related tax effect	(0.12)

Pro forma net income	$0.98

NOTE B — Debt and Credit Arrangements
      In connection with the Acquisition, the Company entered into a $240,000 senior secured credit facility (the “Senior Credit Facility”) and completed a $170,000 offering of 9 1/8 % senior subordinated notes (the “Subordinated Notes”). The Company repaid the then existing credit facility of the Reorganized Company and certain other debt on or before October 17, 2005, the Closing Date of the Acquisition. The Senior Credit Facility consists of $180,000 term loan facility (the “Term Loan”) and a $60,000 revolving credit facility (the “Revolver”), of which $35,000 may be used for letters of credit extending beyond one year from their date of issuance. The Term Loan and the Subordinated Notes were fully funded on the Closing Date. The Term Loan matures on October 17, 2012 and the Revolver matures on October 17, 2010. As a result of two $5,000

CHART INDUSTRIES, INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Financial Statements — March 31, 2006 — (Continued)
(Dollars in thousands, except per share amounts)
voluntary principal prepayments made in December 2005 and March 2006, the Term Loan requires quarterly principal payments commencing in March 2011 and a remaining balloon payment on the maturity date. Future principal payments may be adjusted for any voluntary prepayments. The interest rate under the Senior Credit Facility is, at the Company’s option, the Alternative Base Rate (“ABR”) plus 1.0% or LIBOR plus 2.0% on the Term Loan and ABR plus 1.5% or LIBOR plus 2.5% on the Revolver. The applicable interest margin on the Revolver could decrease based upon the leverage ratio calculated at each fiscal quarter end. In addition, the Company is required to pay an annual administrative fee of $100, a commitment fee of 0.5% on the unused Revolver balance, a letter of credit participation fee of 2.5% per annum on the letter of credit exposure and a letter of credit issuance fee of 0.25%. The obligations under the Secured Credit Facility are secured by substantially all of the assets of the Company and its U.S. Subsidiaries and 65% of the capital stock of the Company’s non-U.S. Subsidiaries.
      The Subordinated Notes are due in 2015 with interest payable semi-annually on April 15th and October 15th. Any of the Subordinated Notes may be redeemed solely at the Company’s option beginning on October 15, 2010. The initial redemption price is 104.563% of the principal amount, plus accrued interest. Also, any of the notes may be redeemed solely at the Company’s option at any time prior to October 15, 2010, plus accrued interest and a “make-whole” premium. In addition, before October 15, 2008, up to 35% of the Subordinated Notes may be redeemed solely at the Company’s option at a price of 109.125% of the principal amount, plus accrued interest, using the proceeds from sales of certain kinds of capital stock. The Subordinated Notes are general unsecured obligations of the Company and are subordinated in right of payment to all existing and future senior debt of the Company, including the Senior Credit Facility, pari passu in right of payment with all future senior subordinated indebtedness of the Company, senior in right of payment with any future indebtedness of the Company that expressly provided for its subordination to the Subordinated Notes, and unconditionally guaranteed jointly and severally by substantially all of the Company’s U.S. Subsidiaries.
      The Senior Credit Facility agreement and provisions of the indenture governing the Subordinated Notes contain a number of customary covenants, including but not limited to restrictions on the Company’s ability to incur additional indebtedness, create liens or other encumbrances, sell assets, enter into sale and lease-bank transactions, make certain payments, investments, loans, advances or guarantees, make acquisitions and engage in mergers or consolidations, pay dividends and distributions, and make capital expenditures. The Senior Credit Facility also includes covenants relating to leverage and interest coverage. As of March 31, 2006, there was $170,000 outstanding under the Term Loan, $170,000 outstanding under the Subordinated Notes and letters of credit and bank guarantees totaling $24,884 supported by the Revolver.
      Chart Ferox, a.s. (“Ferox”), a majority-owned subsidiary of the Company, maintains secured revolving credit facilities with borrowing capacity, including overdraft protection, of up to $9,600, of which $4,400 is available only for letters of credit and bank guarantees. Under the revolving credit facilities, Ferox may make borrowings in Czech Korunas, Euros and U.S. dollars. Borrowings in Koruna are at PRIBOR, borrowings in Euros are at EUROBOR and borrowings in U.S. dollars are at LIBOR, each with a fixed margin of 0.6 percent. Ferox is not required to pay a commitment fee to the lenders under the revolving credit facilities in respect to the unutilized commitments thereunder. Ferox must pay letter of credit and guarantee fees equal to 0.75% on the face amount of each guarantee. Ferox’s land and buildings and accounts receivable secure $4,600 and $2,500, respectively, of the revolving credit facilities. As of March 31, 2006, there were $1,739 of bank guarantees supported by the Ferox revolving credit facilities.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Financial Statements — March 31, 2006 — (Continued)
(Dollars in thousands, except per share amounts)
NOTE C — Earnings per Share
      The following table presents calculations of income per share of common stock:

	Successor	Reorganized
	Company	Company

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2006	2005

Net income	$6,045	5,535

Net income per common share — basic	$3.52	$1.03
Net income per common share — diluted	$3.38	$0.99
Weighted average number of common shares outstanding — basic	1,719	5,358
Incremental shares issuable upon assumed exercise of stock warrants	6	55
Incremental shares issuable upon assumed conversion and exercise of stock options	66	196

Total shares — diluted	1,791	5,609

      For the purposes of computing diluted earnings per share, weighted average common share equivalents do not include 77 and 11 stock options for the three months ended March 31, 2006 and 2005, respectively, as the effect would be anti-dilutive.
NOTE D — Comprehensive Income (Loss)
      The components of accumulated other comprehensive income (loss) is as follows:

	March 31,	December 31,
	2006	2005

Foreign currency translation adjustments	$1,164	$(286)
Minimum pension liability adjustments, net of tax of $162	(262)	(262)

	$902	$(548)

      Comprehensive income for the three months ended March 31, 2006 and 2005 was $7,495 and $4,706, respectively.
NOTE E — Employee Separation and Plant Closure Costs
      For the three months ended March 31, 2006, the Company recorded employee separation and plant closure costs of $162 primarily related to the closure of the Distribution and Storage segment’s idle Plaistow, New Hampshire facility. For the three months ended March 31, 2005, the Company recorded employee separation and plant closure costs of $604 related to the closure of the BioMedical facility in Burnsville, Minnesota and relocation of the manufacturing operation to Canton, Georgia, closure of the Distribution and Storage segment’s idle facility in Plaistow, New Hampshire, and general headcount reductions throughout the Company. During the three months ended March 31, 2005, the Company also recorded a non-cash inventory valuation charge of $99 that is included in cost of sales for the write-off of inventory at the Biomedical facility in Burnsville, Minnesota.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Financial Statements — March 31, 2006 — (Continued)
(Dollars in thousands, except per share amounts)
      The following tables summarize the Company’s employee separation and plant closure costs activity for the three months ended March 31, 2006 and 2005:

	Successor Company

	Three Months Ended March 31, 2006

	Energy &	Distribution &
	Chemicals	Storage	BioMedical	Total

One-time employee termination costs	$—	$—	$—	$—
Other associated costs	9	153	—	162

Employee separation and plant closure costs	9	153	—	162
Inventory valuation in cost of sales	—	—	—	—

	9	153	—	162
Reserve usage	(9)	(153)	(97)	(259)

Change in reserve	—	—	(97)	(97)
Reserves as of January 1, 2006	1,557	190	239	1,986

Reserves as of March 31, 2006	$1,557	$190	$142	$1,889

      The employee separation and plant closure costs reserve of $1,889 at March 31, 2006 was for one-time employee termination costs.

	Reorganized Company

	Three Months Ended March 31, 2005

	Energy &	Distribution
	Chemicals	& Storage	BioMedical	Corporate	Total

One-time employee termination costs	$—	$28	$—	$7	$35
Other associated costs	54	218	285	12	569

Employee separation and plant closure costs	54	246	285	19	604
Inventory valuation in cost of sales	—	—	99	—	99

	54	246	384	19	703
Reserve usage	(54)	(276)	(505)	(147)	(982)

Change in reserve	—	(30)	(121)	(128)	(279)
Reserves as of January 1, 2005	1,557	341	372	493	2,763

Reserves as of March 31, 2005	$1,557	$311	$251	$365	$2,484

      The employee separation and plant closure costs reserve at March 31, 2005 consisted of $141 for contract termination and facility-related closure costs and other associated costs and $2,343 for one-time employee termination costs.
NOTE F — Assets Held for Sale
      The Company continues to pursue the sale of the idle building and a parcel of land at its Plaistow, New Hampshire facility. In the second quarter of 2006, the Company entered into an agreement to sell the building and parcel of land on which it is situated. This sale is expected to close in the first half of 2006. The Plaistow facility is classified as assets held for sale on the Company’s unaudited condensed consolidated balance sheet as of March 31, 2006 and the audited consolidated balance sheet as of December 31, 2005 based on the estimated fair value of $3,084.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Financial Statements — March 31, 2006 — (Continued)
(Dollars in thousands, except per share amounts)
NOTE G — Employee Benefit Plans
      The Company has four defined benefit pension plans covering certain U.S. hourly and salary employees. All of these plans were frozen as of February 28, 2006. The defined benefit plans provide benefits based primarily on the participants’ years of service and compensation.
      The following table sets forth the components of net periodic pension cost for the three months ended March 31, 2006 and 2005.

	Successor	Reorganized
	Company	Company

	Three Months	Three Months
	Ended March 31,	Ended March 31,
	2006	2005

Service cost	$65	$222
Interest cost	492	404
Expected return on plan assets	(570)	(414)
Recognized net actuarial gain	(37)	(12)

Total pension (benefit) cost	$(50)	$200

NOTE H — Reporting Segments
      The structure of the Company’s internal organization is divided into the following three reportable segments: Energy and Chemicals (“E&C”), Distribution and Storage (“D&S”) and BioMedical. The Company’s reportable segments are business units that offer different products and are each managed separately because they manufacture and distribute distinct products with different production processes and sales and marketing approaches. The E&C segment sells heat exchangers, cold boxes and liquefied natural gas vacuum-insulated pipe used by major natural gas, petrochemical processing and industrial gas companies in the production of their products. The D&S segment sells cryogenic bulk storage systems, cryogenic packaged gas systems, cryogenic systems and components, beverage liquid CO2 systems and cryogenic services to various companies for the storage and transportation of both industrial and natural gases. The BioMedical segment sells medical respiratory products, biological storage systems and magnetic resonance imaging cryostat components. Due to the nature of the products that each operating segment sells, there are no intersegment sales. Corporate headquarters includes operating expenses for executive management, accounting, tax, treasury, human resources, information technology, legal, risk management and stock-based compensation expenses that are not allocated to the reportable segments.
      The Company evaluates performance and allocates resources based on operating income or loss before gain on sale of assets, net interest expense, financing costs amortization expense, derivative contracts valuation expense, foreign currency loss, income taxes, and minority interest. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.
      Information for the Company’s three reportable segments and its corporate headquarters is presented below:

	Successor Company

	Three Months Ended March 31, 2006

	Energy
	and	Distribution
	Chemicals	and Storage	BioMedical	Corporate	Total

Sales	$41,174	$60,318	$19,348	$—	$120,840
Operating income (loss)	5,933	11,053	3,714	(4,914)	15,786

CHART INDUSTRIES, INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Financial Statements — March 31, 2006 — (Continued)
(Dollars in thousands, except per share amounts)

	Reorganized Company

	Three Months Ended March 31, 2005

	Energy
	and	Distribution
	Chemicals	and Storage	BioMedical	Corporate	Total

Sales	$23,663	$44,665	$16,842	$—	$85,170
Operating income (loss)	3,576	8,364	2,115	(4,422)	9,633
NOTE I — Subsequent Event
      In the second quarter of 2006, FR X Chart Holdings LLC, controlling shareholder of the Company and an affiliate of First Reserve, exercised a warrant for 573,027 shares of common stock, at an exercise price of $64.75 per share, resulting in cash proceeds of $37,103 to the Company. In addition, certain members of management exercised rollover options at an exercise price of $16.19 per share, resulting in the issuance of 131,823 of shares of common stock, and in cash proceeds of $2,134 to the Company. The shares purchased by certain management members will be accounted for in accordance with SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” In the second quarter of 2006, the Company used $16,476 of these proceeds to complete an acquisition and the remainder of these proceeds and cash on hand to make a voluntary principal prepayment of $25,000 under the Term Loan.
      Effective upon the completion of the Company’s proposed initial public offering of common stock, the Senior Secured Credit Facility will be amended to increase the Revolver to $115,000, of which the entire $115,000 may be used for the issuance of letters of credit, $55,000 of which may be letters of credit extending more than one year beyond their date of issuance. As a result of an aggregate of $35,000 voluntary principal prepayments since October 2005, the Term Loan requires no principal payments until the remaining balloon payment is due on the maturity date. In addition, upon the occurence of certain events, the Company may request an increase to the Term Loan and/or the Revolver in an amount not to exceed $100,000, subject to receipt of commitments by existing lenders or other financial institutions reasonably acceptable to the administrative agent.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The following table sets forth the costs and expenses payable in connection with the distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission Registration Fee	$26,750
NYSE Listing Fees	$250,000
Blue Sky Fees and Expenses	$30,000
Printing and Engraving Expenses	$325,000
Legal Fees	$1,000,000
Accounting Fees	$300,000
Registrar and Transfer Agent Fees	$20,000
Directors and Officers Insurance	$415,000
NASD Filing Fee	$25,500

Total	$2,392,250

Item 14.	Indemnification of Directors and Officers.
      Section 145 of the Delaware General Corporation Law (the “DGCL”) grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action, or proceeding, had no reasonable cause to believe his conduct was unlawful.
      Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto or eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the directors’ fiduciary duty of care, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. The Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws for Chart Industries, Inc. provide for such limitations on liability.
      We have entered into indemnification agreements with each of our directors and officers providing for additional indemnification protection beyond that provided by the Directors and Officers Liability Insurance Policy. In the indemnification agreements, we have agreed, subject to certain exceptions, to indemnify and hold harmless the director or officer to the maximum extent then authorized or permitted by the provisions of the Amended and Restated Certificate of Incorporation, the DGCL, or by any amendment(s) thereto.

Item 15.	Recent Sales of Unregistered Securities.
      We have issued unregistered securities in the transactions described below. These securities were offered and sold in reliance upon the exemptions provided for in Section 1145(a) of the U.S. Bankruptcy Code, relating to issuance of securities pursuant to our bankruptcy reorganization plan, Section 4(2) of the Securities Act, relating to sales not involving any public offering, Rule 506 of the Securities Act relating to sales to accredited investors and Rule 701 of the Securities Act relating to a compensatory benefit plan. The sales were made without the use of an underwriter and any certificates representing the securities sold (other than securities issued pursuant to the exemption provided by Section 1145(a) of the U.S. Bankruptcy Code) contain a restrictive legend that prohibits transfer without registration or an applicable exemption.
      Pursuant to the terms of our bankruptcy reorganization plan, on September 15, 2003 we issued an aggregate of 5,325,331 shares of common stock to our then senior lenders and our pre-bankruptcy stockholders and we issued warrants to acquire an aggregate of 280,281 shares of our common stock to our pre-bankruptcy stockholders. These shares of common stock and warrants were issued in accordance with the terms of our reorganization plan, which was confirmed by the U.S. Bankruptcy Court for the District of Delaware by an order entered on September 4, 2003, in reliance on the exemption from the registration requirements of the Securities Act provided by Section 1145(a) of the U.S. Bankruptcy Code. The common Stock issued to our then senior lenders was issued in exchange for claims under our pre-bankruptcy senior credit facilities, and the common stock and warrants issued to our pre-bankruptcy stockholders was issued in exchange for their cancelled pre-bankruptcy stock.
      The following table shows the shares of our common stock that we have issued upon the exercise of warrants for the prices indicated therein for the past three years.

			Share of Common
Date of Exercise	Warrants Exercised	Exercise Price	Stock Issued

July 15, 2004	2	$32.97 per share	2
August 12, 2004	26,390	$32.97 per share; cashless	5,323
September 29, 2004	53	$32.97 per share	53
October 19, 2004	5	$32.97 per share	5
October 22, 2004	19	$32.97 per share	19
November 11, 2004	1	$32.97 per share	1
November 19, 2004	53	$32.97 per share	53
December 8, 2004	6	$32.97 per share	6
December 10, 2004	24	$32.97 per share	24
January 4, 2005	9	$32.97 per share	9
February 11, 2005	1	$32.97 per share	1
February 25, 2005	1	$32.97 per share	1
March 9, 2005	819	$32.97 per share	819
April 12, 2005	987	$32.97 per share	987
April 12, 2005	107	$32.97 per share	107
April 27, 2005	1	$32.97 per share	1
May 10, 2005	77	$32.97 per share	77
May 16, 2005	53	$32.97 per share	53
May 23, 2005	9	$32.97 per share	9
June 3, 2005	124	$32.97 per share	124
June 20, 2005	2	$32.97 per share	2
June 30, 2005	2	$32.97 per share	2
July 7, 2005	14	$32.97 per share	14
July 12, 2005	20	$32.97 per share	20
July 25, 2005	6	$32.97 per share	6
July 27, 2005	1,157	$32.97 per share	1,157
August 5, 2005	7	$32.97 per share	7
August 5, 1005	1,043	$32.97 per share	1,043
August 10, 2005	2,000	$32.97 per share	2,000

			Share of Common
Date of Exercise	Warrants Exercised	Exercise Price	Stock Issued

August 11, 2005	1,780	$32.97 per share	1,780
August 11, 2005	1,458	$32.97 per share	1,458
August 12, 2005	820	$32.97 per share	820
August 15, 2005	1	$32.97 per share	1
August 15, 2005	5,148	$32.97 per share	5,148
August 18, 2005	32	$32.97 per share	32
August 24, 2005	4,279	$32.97 per share	4,279
August 31, 2005	1	$32.97 per share	1
September 6, 2005	7,116	$32.97 per share	7,116
September 13, 2005	2	$32.97 per share	2
September 14, 2005	2,100	$32.97 per share	2,100
September 16, 2005	7	$32.97 per share	7
September 19, 2005	53	$32.97 per share	53
September 21, 2005	551	$32.97 per share	551
September 28, 2005	15,000	$32.97 per share	15,000
September 29, 2005	300	$32.97 per share	300
October 3, 2005	3,200	$32.97 per share	3,200
October 4, 2005	1,900	$32.97 per share	1,900
October 5, 2005	434	$32.97 per share	434
October 6, 2005	200	$32.97 per share	200
October 7, 2005	357	$32.97 per share	357
October 12, 2005	134	$32.97 per share	134
TOTAL	77,865	$32.97 per share	56,798
      With respect to each of the issuances above, the issuance of the shares of our common stock upon the exercise of the warrants was made in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 1145(a) of the U.S. Bankruptcy Code, on the basis that the common stock was offered and sold upon the exercise of warrants that were offered and sold under a plan of a debtor in exchange for an interest in the debtor. The warrants were governed by a Warrant Agreement, dated September 15, 2003, between the Company and National City Bank, as warrant agent. The Warrant Agreement terminated upon consummation of the Acquisition.
      On February 26, 2004, we issued an aggregate of 28,797 shares to Samuel F. Thomas, our Chief Executive Officer, for an aggregate purchase price of $399,990 in reliance on the exemption from the registration requirements of the Securities Act provided by Section 4(2) and Rule 506 thereunder on the basis that the transaction did not involve a public offering.
      On October 17, 2005, in connection with the Acquisition and in the same merger transaction in which all of our pre-Acquisition securities were cancelled, we issued an aggregate of 1,718,896 shares of our common stock to FR X Chart Holdings LLC pursuant to the terms of the agreement and plan of merger, dated August 2, 2005, by and among certain of our then-existing stockholders, First Reserve Fund X, L.P. and CI Acquisition, a wholly-owned subsidiary of First Reserve Fund X, L.P. in reliance on the exemption from the registration requirements of the Securities Act provided by Section 4(2) thereunder. These 1,718,896 shares were acquired by a subsidiary of First Reserve Fund X, L.P., FR X Chart Holdings LLC, which was the sole shareholder of CI Acquisition, the company that merged with and into us in the merger, upon the conversion in the merger of the pre-merger shares of CI Acquisition held by FR X Chart Holdings LLC into the only shares of our company that were outstanding immediately following the merger. These shares were acquired for an investment of $64.75 per share, or an aggregate equity investment of approximately $111.3 million by FR X Chart Holdings LLC.

      On November 23, 2005, we issued 218,408 options under the 2005 Stock Option Plan in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated thereunder.
      On March 29, 2006, we issued 10,000 options under the 2005 Stock Option Plan to one of our executive officers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated thereunder.
      On April 27, 2006, we issued 6,749 options under the 2005 Stock Option Plan in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated thereunder.
      On April 30, 2006, we issued 13,395 shares to two employees upon the exercise of their options for cash at $16.19 per share in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated thereunder.
      On May 3, 2006, we issued 1,029 shares to one employee upon the exercise of his options for cash at $16.19 per share in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated thereunder.
      On May 4, 2006, we issued 5,221 shares to one employee upon the exercise of his options for cash at $16.19 per share in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated thereunder.
      On May 18, 2006, we issued 573,027 shares to FR X Chart Holdings LLC upon the exercise of its warrant for cash at $64.75 per share in reliance on the exemption from the registration requirements of the Securities Act provided by Section 4(2) thereunder.
      On May 19, 2006, we issued 112,178 shares to two executive officers and three employees upon the exercise of their options for cash at $16.19 per share in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated thereunder.
      On May 26, 2006, we issued 10,000 options under the 2005 Stock Option Plan to one employee in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated thereunder.

Item 16.	Exhibits and Financial Statement Schedules.
      (a) Exhibits
      Reference is made to the information contained in the Exhibit Index filed as part of this Registration Statement, which information is incorporated herein by reference pursuant to Rule 411 of the Securities and Exchange Commission’s Rules and Regulations under the Securities Act.
      (b) Financial Statement Schedules
      All applicable financial statement schedule disclosure requirements are included in the prospectus which forms a part of this registration statement, which information is incorporated herein by reference pursuant to Rule 411 of the Securities and Exchange Commission’s Rules and Regulations under the Securities Act.

Item 17.	Undertakings.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Garfield Heights, State of Ohio, on June 14, 2006.

CHART INDUSTRIES, INC.

By:	/s/ Michael F. Biehl

Name: Michael F. Biehl
Title: Executive Vice President, Chief Financial Officer and Treasurer
SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on June 14, 2006.

Signature		Title

* Samuel F. Thomas		Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ Michael F. Biehl Michael F. Biehl		Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)

* Ben A. Guill		Chairman of the Board of Directors

* Kenneth W. Moore		Director

* Timothy H. Day		Director

/s/ James H. Hoppel, Jr. James H. Hoppel, Jr.		Controller and Chief Accounting Officer (Principal Accounting Officer)

*By:	/s/ Matthew J. Klaben Matthew J. Klaben Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.		Description of Exhibit

1	.1**	Form of Underwriting Agreement
2	.1*	Agreement and Plan of Merger, dated as of August 2, 2005 by and among Chart Industries, Inc., certain of its stockholders, First Reserve Fund X, L.P. and CI Acquisition, Inc.
2	.2*	Asset Purchase Agreement among GT Acquisition Company and Greenville Tube, LLC, dated July 1, 2003
3	.1**	Form of Amended and Restated Certificate of Incorporation
3	.2**	Form of Amended and Restated By-Laws
4	.1†	Form of certificate of Chart Industries, Inc. common stock
4	.2*	Indenture, dated as of October 17, 2005, between Chart Industries, Inc. and The Bank of New York as trustee
4	.3*	Registration Rights Agreement, dated October 17, 2005 among Chart Industries, Inc., the subsidiary guarantors party thereto and Morgan Stanley & Co., as representative of the initial purchasers
4	.4*	Form of Senior Subordinated Note (included in Exhibit 4.2)
5	.1**	Opinion of Simpson Thacher & Bartlett LLP
10	.1*	Credit Agreement, dated as of October 17, 2005 among FR X Chart Holdings LLC, CI Acquisition, Inc., as Borrower, the lenders party thereto, Citicorp North America, Inc., as administrative agent, Morgan Stanley Senior Funding, Inc., as syndication agent, Citigroup Global Markets Inc. and Morgan Stanley Senior Funding, Inc., as joint lead arrangers and joint book managers and Natexis Banques Populaires and Sovereign Bank, as co-documentation agents
10	.2*	Guarantee and Collateral Agreement, dated as of October 17, 2005 among FR X Chart Holdings LLC, as guarantor and pledgor, CI Acquisition, Inc., as borrower, each subsidiary loan party named therein and Citicorp North America, Inc., as collateral agent
10	.3*	Employment Agreement, dated November 23, 2005 between Chart Industries, Inc. and Samuel F. Thomas
10	.4*	Employment Agreement, dated December 1, 2005 between Chart Industries, Inc. and Michael F. Biehl
10	.5*	Employment Agreement, dated December 1, 2005 between Chart Industries, Inc. and Charles R. Lovett
10	.6*	Employment Agreement, dated March 29, 2006 between Chart Industries, Inc. and Matthew J. Klaben
10	.7*	Employment Agreement, dated May 5, 2006 between Chart Industries, Inc. and James H. Hoppel, Jr.
10	.8*	IAM Agreement 2004-2007, effective February 8, 2004, by and between Chart Heat Exchangers, L.P. and Local Lodge 2191 of District Lodge 66 of the International Association of Machinists and Aerospace Workers, AFL-CIO
10	.9*	Amended and Restated Chart Industries, Inc. Voluntary Deferred Income Plan
10	.10**	Form of Management Stockholders Agreement
10	.11**	Form of Stockholders Agreement
10	.12*	Chart Industries, Inc. 2004 Stock Option and Incentive Plan
10	.13*	Amendment No. 1 to the 2004 Stock Option and Incentive Plan
10	.14*	Form of Stock Option Agreement under the 2004 Stock Option and Incentive Plan (for Samuel F. Thomas)
10	.15*	Form of Stock Option Agreement under the 2004 Stock Option and Incentive Plan (for those other than Samuel F. Thomas)
10	.16*	Chart Industries, Inc. 2005 Stock Incentive Plan
10	.17*	Amendment No. 1 to the Chart Industries, Inc. 2005 Stock Incentive Plan
10	.18*	Form of Stock Option Agreement under the 2005 Stock Incentive Plan

Exhibit
No.		Description of Exhibit

10	.19*	2006 Chart Executive Incentive Compensation Plan
10	.20**	Incentive Compensation Plan
10	.21*	Form of Indemnification Agreement
10	.22**	Amendment No. 1 to the Credit Agreement
21	.1†	List of Subsidiaries
23	.1**	Consent of Simpson Thacher & Bartlett LLP (included as part of its opinion filed as Exhibit 5.1 hereto)
23	.2†	Consent of Ernst & Young LLP
23	.3**	Consent of Steven W. Krablin
24	.1*	Powers of Attorney

*	Previously filed.

**	To be filed by amendment.
†	Filed herewith.